UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Annual Report 2012

Contents

1.	2012 Results and Future Outlook	3
2.	Corporate Governance	9
3.	Our Shareholders / Stock Price Development	15
4.	Macroeconomic Context	17
5.	The Argentine Electric Market	18
6.	Relevant Events of the Fiscal Year	38
7.	Description of Our Assets	47
8.	Human Resources	75
9.	Corporate Responsibility	76
10.	Information Technology	80
11.	Environmental Management	81
12.	Fiscal Year Results	83
13.	Dividend Policy	100
14.	The Board of Directors’ Proposal	101
Appendix I: Corporate Governance Report		102

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Annual Report 2012

To the Shareholders of Pampa Energía S.A. (‘Pampa’ or ‘the Company’):

In accordance with statutory and by-laws provisions currently in effect, we submit the Annual Report and the Financial Statements for your consideration, corresponding to our sixty-ninth fiscal year that ended on December 31, 2012.

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1.         2012 Results and Future Outlook

In 2012, Pampa recorded a net loss of AR$1,080 million under IFRS, of which AR$650 million corresponded to the Company’s owners. This is the biggest loss in the history of the Company. The deficit is mainly related to the AR$1,016 million deficit in our controlled company Edenor in the Distribution segment, which amounted to a total loss of AR$1,117 million, including its parent company EASA. The Generation and Transmission segments losses amounted to AR$58 million and AR$31 million, respectively, while the Holding and Others segment recorded a profit of AR$126 million. Generation segment includes a non-recurring loss of AR$108 million due to the impairment of Central Térmica Piedra Buena during the third quarter of 2012. this impairment was done in order to comply with the applicable accounting standards.

During 2012, the general cost increase that affected our subsidiaries’ operational expenses continued, while their mostly regulated revenues did not increase at the same pace. In some cases revenues even decreased, such as the electricity generation as a consequence of the Generators’ Agreement suspension by the Secretariat of Energy. This is explained in detail later in this Annual Report. Thus, this generates a growing operational deficit situation, which is already affecting Edenor, Transener, and Transba, and the generation companies that do not operate in the energy plus market, or that do not have contracts under Resolution SE No. 220, such as Central Térmica Piedra Buena or the steam turbines of Central Térmica Güemes.

Due to this situation, from the beginning of the year Edenor’s Board of Directors adopted many cost reductions that – in spite of the whole company’s effort – were not enough to neutralize the cash deficit that resulted from the tariff freeze during the whole period, until Resolution ENRE No. 347/12 passed in November 2012. This is explained in further detail later in this Report.

Regarding the cost increases, the impact of salary increases of both our employees and our contractors’ employees was especially significant. In addition, in November 2012 the Secretariat of Labor under the National Ministry of Labor, Employment and Social Security passed Resolution No. 1906, which stated that as of January 1, 2013, Edenor – together with other companies in the electricity sector – will have to pay employees represented by the Light and Energy Union from Capital Federal a monthly amount of AR$2,410. This wage increase applies to own company’s personnel as well as the contractors’ employees who belong to the same union. This confirms an average salary adjustment of 33% for all unionized employees. Additionally, the application of such fixed amount was extended to all of Edenor’s personnel. We estimate that such resolution will represent an increase in Edenor’s operating costs of approximately AR$300 million, including the necessary revisions in all the wage scales, in order to eliminate the distortions caused by the fixed remuneration. On February 26, 2013, Edenor – together with other companies of the electricity sector – signed an 18-month salary agreement with the national authorities and the union representatives that establishes an increase of 18% as of January 2013, a non-cumulative 5% as of June 2013 and a cumulative 7% as of January 2014. However, a short-term solution passed by the Secretariat of Energy remains in force, which authorizes the use of the funds from the PUREE, which, although they are not registered as part of the company’s revenues, represented a financial assistance of AR$411 million throughout the year, 22% of increase compared to 2011 and that amounts to AR$1,278 million since 2008.

It is very important to point out the passing of Resolution ENRE No. 347/2012 – which applies one fixed charge and one variable charge – depending on the power capacity invoiced to Edenor’s customers. For the first time and after many years, said increase affects to all the clients of Edenor. We hope this initiative will represent approximately AR$500 million per year, which will allow to maintain the investment plan. Thanks to this initiative together with investments to be made by the Company, Edenor has launched an ambitious investment plan that will exceed AR$1,000 million. We are confident that it will result in a better and more reliable service.

In order to reduce the operating deficit, it was essential the completion of Emdersa’s spin-off process, which took place in November 2012, and the sale of assets such as the electricity distribution

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company of Salta (‘Edesa’) and the collection of the loans given to Edesa and Eden. This transactions are in addition to the sale of Edesal – the electricity distribution company of San Luis – agreed at the end of 2011. Moreover, in February 27, Edenor’s Board of Directors unanimously approved the offer submitted by Servicios Eléctricos Norte BA for the acquisition of the shares representative of 100 % of the share capital and voting rights of AESEBA, which in turn, holds 90% of the share capital and voting rights of Empresa Distribuidora de Energía Norte (‘Eden’). Said deal will allow Edenor to reduce approximately US$80 million of its financial debt. As of the day this Annual Report was issued, the closing of the agreement offer was still pending.

As a result of the aforementioned operating deficit, in October 2012, Edenor began to finance its activities by partially delaying the due payments to CAMMESA for the energy charged to its customers. As of the date hereof, another 17 distributors are in the same situation and their joint debt to the Wholesale Electricity Market amounts to approximately AR$2,000 million. Thanks to the use of this money that, particularly in the case of Edenor amounted to AR$189 million invoiced and unpaid as of December 2012, and AR$347 million as of the date hereof, the company was able to continue with its investment plan, as well as deal with the increasing operating expenses and pay its financial debt in due course.

It is important to highlight that the difficulties described previously have had a significant effect on the economic and financial equation of Edenor’s Concession Agreement. However, due to the financing obtained by partially delaying the due payments to CAMMESA, Edenor has been able to comply substantially with its obligations towards its customers. Edenor’s Board of Directors has a complete understanding of its high responsibilities as licensee to the federal public service. Nevertheless, being CAMMESA the only source available of financing to Edenor, its financial situation highly depends on the continuation of said financing, which Edenor’s Board of Directors face as uncertain, as the National Electricity Regulatory Body (‘ENRE’) and CAMMESA have already demanded the settlement of said debt. Edenor answered the ENRE rejecting its enforcement for such demand as it is a commercial matter between third parties. Moreover, Edenor answered to CAMMESA indicating that the cash deficit that prevents the total settlement of its debt with said company results in a matter of force majeure as Edenor does not have the possibility of increasing its tariff to collect the necessary revenues to cancel said debt. At the same time, Edenor has to maintain the priority to the operation of the public service. If this situation was negatively reverted and not compensated with a tariff review, plus further cost increases, Edenor could widen its cash deficit in a short period of time. Moreover, if the national authorities do not come up with further solutions, Edenor’s equity could end up being negative in the forthcoming quarters. However, Edenor’s Board of Directors is optimistic about the result of the steps being taken with the regulatory authorities, and considers timely the creation of the new charge to the customers that is administrated through a trust, which amounts collected are destined to finance investments as previously explained. We think this option might transfer the real costs of service to the customers, thus decreasing the Company’s dependence on financing operations by not paying the due invoices to CAMMESA.

At the same time, the necessary administrative and judicial claims are still being issued in order to protect the rights of Edenor, the public service that was granted to the company, its directors and managers. In this respect, and due to the inefficacy of the administrative and judicial actions and claims already done by Edenor, an appeal for legal protection against the ENRE was initiated, aiming ENRE to exercise the powers conferred upon to approve the measures Edenor deems essential and urgent in order to be able to render the electricity distribution, in charge of under the Concession Agreement, in a continuous, normal and secure way. Specifically, this action is aimed to stop ENRE’s refusal – as an enforcement authority – to adjust the tariff scheme according to the incurred cost variations as contractually and legally established, and to carry on a Full Tariff Review Process. This hinders Edenor from receiving, for the service it is currently rendering, enough income to face with the necessary operating costs and essential and urgent investments, in order to bring a service with due continuity, normality and specially, with safety.

It is also important to highlight the successful 12-year debt refinancing done during 2010 and its significant reduction initiated on 2006, which involved the restructuring of US$541 million of debt in default to US$282 million as of December 31, 2012. This allowed to extend the capital maturities for over

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a decade, having duly paid its interest and which will be significantly reduced if the received and accepted offer to sell Eden is closed.

As previously mentioned, the Company’s commitment is to its obligations is shown in the results of the service operation. In this regard, it is important to note that, although electricity demand rose by 4% during the period, energy losses remained at a reasonable level and the service quality indicators are still one of the best of the country. The demand increase was accompanied by high investment efforts that reached AR$540 million in 2012, and to AR$2,100 million in the last five years. This clearly reflects the responsibility with which the Company manages its licensed activities.

The effort put into maintaining the service quality – as mentioned in the previous paragraph – is also reflected in Edenor’s quick and effective response to the consequences of the tornado on April 4, 2012. The high wind severely damaged our facilities, as well as the community we service; we managed to quickly normalize the supply despite the intensity of the winds. In order to have a magnitude of this disaster and to explain how efficiently the Company responded, it is worth to mention that it was a severe meteorological phenomenon that affected a 40 km wide area, with tornados’ winds of up to 220 km/h. The areas affected include General Rodríguez, Moreno, Merlo, Padua, Ciudad Evita, Gonzáles Catán and the City of Buenos Aires. Regarding our damaged facilities, it included the collapse of 12,000 posts and over 300 km of fallen lines, in addition to 57 power stations that were seriously compromised. Overall, it affected hundreds of thousands of customers, but we were able to restore service despite the difficult situation and thanks to the joint effort of the Company’s personnel, its contractors and the contribution of the national and municipal authorities, with whom we worked jointly.

In spite of the difficult economic and financial situation, we want to highlight the efforts we have made, as part of the electricity sector, in order to contribute to safely and steadily supply the sustained growing electricity demand that has been taking place for the last years. In this regard, 2012 represented the tenth consecutive year of power demand increase for the Argentine electricity system, reaching a maximum demand of 21,949 MW, which is 56% higher than the peak recorded in 2001. In 2012 – through Pampa’s controlled and co-controlled subsidiaries, we have invested AR$779 million in the maintenance and expansion of our transmission and distribution networks, and in our generation plants.

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Evolution of Pampa Energía’s Investments by Segment (AR$ million)

* Under IFRS, the transmission segment is not consolidated in Pampa Energía’s Financial Statements.

Source: Pampa Energía’s Financial Statements.

Argentine Electricity System: Evolution of Maximum Demand of Power Capacity

2001 – 2012, in MW

Source: CAMMESA.

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Pampa’s generation segment was negatively affected by the continuous increase of the operating costs, similar to what happened in all the segments. In that sense, generation’s consolidated labor costs increased by 38% in 2012, while the rest of the consolidated costs of commercialization and administration had an average increase of 28%. This situation particularly affects the generators that do not operate in the energy plus market or that do not have contracts under Resolution SE No. 220 and thus, receive lower revenues, such as Central Térmica Piedra Buena or the steam turbines in Central Térmica Güemes. In addition, as of January 2012, the Secretariat of Energy suspended the ‘Agreement for Managing and Operating Projects, Increasing Thermal Generation Availability and Adapting the 2008-2011 Remuneration due to Generation’ (‘Generator’s Agreement’), aimed to cover the significant increases in operating costs incurred in the previous years before the Agreement’s signature (2010). Therefore, the suspension of the agreement caused a reduction on capacity payment and operation and maintenance revenues between 27% and 71%, taking the prices to 2002/2010 period prices.

We filed the corresponding claims against an action that puts the generators’ capacity at risk of not being able to cover their operating costs. Nevertheless, the letter that suspends the agreement stipulates that the Secretariat of Energy would be studying new alternatives to achieve the same end, but after a year of its suspension, there was no progress in this matter. Consequently, in 2012, Central Piedra Buena asked CAMMESA for a loan of AR$33 million in order to be able to make the maintenance of its units, avoiding a further decrease in their availability. Until now, CAMMESA has disbursed AR$19 million.

During the last months of 2012, CAMMESA has increasingly delayed the monthly payment to the generators, owing – as of December 2012 – the complete month of October 2012, which matured in December. Moreover, as of the end of the fiscal year finished on December 31, 2012, CAMMESA still owed approximately AR$265 million accrued during the period of 2008 to 2011.

However, at a consolidated level, the generation segment has been able to offset the cost increases, due to the start of commercial operations for 165 MW of Central Térmica Loma de la Lata’s expansion project, on November 2011. Additionally, during the year we were able to collect US$30.5 million from the insurance companies for the accident that took place during the construction of the project, and US$20 million from the execution of the construction guarantees of Isolux. Unfortunately, in November 2012, the malfunction of certain systems in the turbine during an electric storm caused a failure in the steam turbine, causing new technical problems. Consequently, Loma de la Lata steam turbine is temporarily out of service. We estimate the turbine to be working again by April 2013. Due to this situation, Loma de la Lata has obtained the extension of interests and capital maturities that were due in 2013.

Regarding to the Transmission segment, in December 2010 and May 2011 we signed the ‘Instrumental Agreements to the Memorandum of Understanding with UNIREN’ with the Secretariat of Energy and the ENRE. These Agreements recognized the amounts owed to Transener and Transba due to higher operating costs during the period 2005-2010 for a total amount of AR$563 million, of which AR$217 million is still pending collection as of December 31, 2012. Until now, both companies have not been authorized to include the recognized increased costs in the current tariffs. It is important to point out that Transener and Transba’s financial situation depends, to a large extent, on CAMMESA’s rate of payment of such credits. However, if the delay in the tariff review continues – in addition to further cost increases – Transener and Transba could be in financial difficulty within a short period of time.

A major event for Pampa in 2012 was the debt restructuring agreement of CIESA, the controlling company of TGS. This was done in the context of an agreement for the withdrawal of the claims between Petrobras and AEI, with Pampa as an assignee of AEI. Under this agreement, CIESA repurchased and cancelled the debt that was due and unpaid since 2002, ending its default situation. Moreover, Pampa now holds a direct and indirect 9.4% of TGS and has become beneficiary of the trust that holds 40% of CIESA’s shares, pending the government’s approval that will allow to co-control TGS together with Petrobras. Lastly, and according to the commitment made before the Antitrust Authorities (‘CNDC’) and Enargas, we have suspended the Enron and Ponderosa’s lawsuit against Argentina that was taking place at the International Centre for Settlement of Investment Disputes (‘ICSID’). At the time of suspension, it amounted to approximately US$167 million.

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During 2012, through our subsidiary Petrolera Pampa, we continued with the exploration for natural gas reserves. This involved production projects under the Gas Plus regulation agreed with Petrobras and Apache. These projects allows us to have, as of today, 23 productive wells with a gas production of 1.1 million m3 per day in 2012, of which 273 thousand m3 per day corresponded to the proportional stake of Petrolera Pampa. On February 7, 2013, Petrolera Pampa signed a new investment agreement with Petrobras in the El Mangrullo block, for 43% of the rights to have free disposal at wellhead and commercialize the hydrocarbons resulting from the new wells to be drilled under this agreement. Through this new agreement, Petrolera Pampa has committed to invest approximately US$22 million in order to achieve an extra target production of 400,000 m3 of natural gas per day under the Gas Plus program. Petrolera Pampa’s business development will contribute to increase the local production of natural gas and it will help to reduce natural gas imports. Moreover, it will increase the profitability of our business and it will help to develop non-conventional gas production. This has great potential for our country, especially in tight sands and shale gas.

Lastly, our objectives for 2013 are to continue negotiating with the regulatory authorities different alternatives that will allow us to meet the increases in costs. This will also help address our customers’ demand in all the segments we operate. We hope, as we have been doing during the last years, to improve our availability and efficiency in all the segments in which we operate, keeping strict control over operating costs at a time in which we expect to face increases in electricity demand. We will achieve this by following our strict safety and environmental policies.

In 2013, we also hope to obtain the approval from Domestic Trade Secretariat’s to co-control CIESA in order to be able to contribute our effort and ability to TGS’s business development. Finally, regarding Petrolera Pampa, we expect to achieve new developments of reservoirs in our own areas and to continue with the production schedules in the associations with Apache and Petrobras.

We expect 2013 to be a year full of challenges. We have absolute trust in the ability of our human resources to face them, and to overcome the uncertainties about the future of our business with talent and spirit. We also count on the support and continued trust of all of our suppliers, financial institutions and investors, who have always shown with its continuing effort the trust in us.

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2.         Corporate Governance

In Pampa, we believe that the best strategy to keep and protect our investors consists in the adoption and implementation of the best corporate governance practices, which consolidate us as one of the most reliable and transparent companies in the market.

To this end, we are constantly working towards incorporating such practices, taking into account the international market trends and the local and international regulations in force which are applicable in terms of corporate governance.

For further information regarding this subject, refer to the Appendix I of the present Annual Report, where we attach the Corporate Governance Report required by our Code of Corporate Governance (hereinafter, the ‘Code’) in accordance with the General Resolution No. 606/2012 of the National Securities Commission (hereinafter ‘CNV’), passed on March 23, 2012, which replaces the previous General Resolution CNV 516/2007.

2.1 |  Pampa’s Corporate Governance Structure

The Board of Directors

The Board of Directors is in charge of taking the decisions of the Company. It is composed of nine directors and five alternate directors, of which three directors are independent, according to the meaning of independence stated in the CNV regulations. All our directors are elected for a three-year term and can be indefinitely re-elected, with the exception of the independent directors, who cannot be re-elected for successive terms.

As regards the Directors with executive functions, their remuneration must be approved by the Audit Committee, they are required to sign exclusivity and non-competition agreements and to be holders of 45 million shares of the Company in order to take up the option to buy Pampa Energía S.A.’s granted ordinary shares (‘Warrants’). These resolutions ensure a strong alignment of our management’s interests with those of the rest of Pampa’s shareholders.

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Currently, Pampa’s Board of Directors is composed by the following members:

Name	Position	Independence
Marcos Marcelo Mindlin	Chairman	Non Independent
Gustavo Mariani	Vice Chairman	Non Independent
Damián Miguel Mindlin	Director	Non Independent
Ricardo Alejandro Torres	Director	Non Independent
Diego Martín Salaverri	Director	Non Independent
Pablo Adrián Grigio Campana	Director	Independent
Emmanuel Antonio Álvarez Agis	Director	Non Independent
Pablo Ferrero	Director	Independent
Carlos Tovagliari	Director	Independent
Pablo Díaz	Alternate Director	Non Independent
Alejandro Mindlin	Alternate Director	Non Independent
Brian Henderson	Alternate Director	Non Independent
Gabriel Cohen	Alternate Director	Non Independent
Eduardo Pablo Setti	Alternate Director	Non Independent

Executive Officers

The table below provides information about our Executive Officers:

Name	Position
Marcos Marcelo Mindlin	Chairman
Ricardo Alejandro Torres	Vice Chairman, Chief Executive Officer and Distribution Director
Damián Miguel Mindlin	Vice Chairman and Portfolio Director
Gustavo Mariani	Vice Chairman and Generation and Business Development Director
Gabriel Cohen	Corporate Finance Director
Horacio Jorge Tomás Turri	Oil and Gas Director
Orlando Escudero	Operations and Maintenance Director
Ruben Turienzo	Commercial Director
Mario Ricardo Cebreiro	Human Resources Director

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Supervisory Committee

Our by-laws state that Pampa’s supervision will be vested in a Supervisory Committee composed by three members and three alternate members appointed by our shareholders. The members of the Supervisory Committee must be lawyers or Certified Public Accountants and they serve for a term of three fiscal years.

The main role of the Supervisory Committee is to monitor the Board of Directors’ compliance with the Business Corporate Law, the by-laws, its regulations, if any, and the shareholders’ resolutions. In such role, the Supervisory Committee does not control our operations or assess the merits of the decisions made by the directors.

Our Supervisory Committee is composed by the following members:

Name	Position
José Daniel Abelovich	Statutory Auditor*
Walter Antonio Pardi	Statutory Auditor
Germán Wetzler Malbrán	Statutory Auditor
Marcelo Héctor Fuxman	Alternate Statutory Auditor
Silvia Alejandra Rodríguez	Alternate Statutory Auditor
Santiago Dellatorre	Alternate Statutory Auditor

* President of the Supervisory Committee.

Audit Committee

The Audit Committee’s regulations stipulate that the Committee must be composed of three members and that all of them must be independent, according to the independence criteria stated in the CNV regulations. The members of the Committee must have professional experience in finance, accounting, legal or business matters.

The Audit Committee is responsible for performing the duties set forth in the Capital Market Law No. 26,831, promulgated on December 27, 2012, which replaces the previous Public Offering Transparency Regulations included in the Decree 677/01 and which includes, without limitation, the following duties:

•           To supervise the operation of the internal control systems and of the administrative and accounting system, as well as the reliability of the latter and of all the financial information or any other significant matter presented to the authorities in compliance with the information rules in force.

•           To advise the Board of Directors on the nomination of candidates for independent directors that will compose the Audit Committee.

•           To state their opinion on the Board of Directors’ proposal concerning the appointment of external auditors to be hired by the Company and overseeing their independence.

•           To review the external auditors’ plans, supervise and assess their performance and render their opinion thereon when submitting and publishing the annual financial statements.

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•           To report on the external auditors’ fees and on any other service rendered by the audit firm and by other professional services firms in the field of audit, accounting, systems, internal control and financial and administrative advisory services.

•           To supervise the enforcement of policies regarding the Company’s risk management information.

•           To provide the market with complete information about the transactions that involves conflicts of interest with corporate governance members or controlling shareholders.

•           To approve the transactions with related parties in the cases stated in the legislation, render a well-founded opinion and communicate it in compliance with the law every time there is or may be a potential conflict of interest concerning Pampa.

•           To approve any remuneration proposal concerning Pampa’s directors.

•           To verify compliance with the applicable code of conduct.

Currently, Pampa’s Audit Committee is composed of the following members:

Name	Position
Carlos Tovagliari	Chairman
Pablo Ferrero	Vice chairman
Pablo Adrián Grigio Campana	Member

Committees

Within the Board of Directors, there is a Management Committee, which is in charge of implementing every technical and administrative matters that are part of Pampa’s daily management.

Additionally, there are other committees that hierarchically depend on the Management Committee, such as: (i) the Disclosure Committee, which is in charge of receiving, classifying and analyzing all the corporate information in order to determine which information should be relayed to the market, how, in what terms and with the scope set forth by the local or foreign statutory regulations that may apply to Pampa; (ii) the Ethics Committee, which is in charge of overseeing the cases and making decisions about the measures to be taken regarding the behavior, acts or events that, after being analyzed according to the procedures prescribed by each one of Pampa’s corporate governance policies in force, implies a severe policy violation; (iii) the Cash Flow Committee, which has the purpose of reviewing, analyzing and monitoring Pampa’s cash flow; and (iv) the Finance Committee, with the objective of implementing Pampa’s general investment and indebtedness guidelines as established by the Management Committee.

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2.2 |  Protection of Minority Shareholders

Pampa’s by-laws include significant safeguards regarding the protection of Pampa’s minority shareholders, such as:

•           Only one class of shares, with equal economic and politic rights.

•           The obligation to offer to all our shareholders the opportunity to sell their shares to any shareholder with a 35% ownership of the outstanding shares (unless the purchaser already held or controlled such share percentage) at a price per share not lower than the value determined by a leading investment bank or at 135% of the value in dollars of any issue of shares made during the last 24 months or at 135% of the average listing value of the share in dollars for a period of 120 days preceding the offer.

•           The obligation to offer to all our shareholders the opportunity to sell their shares to any shareholder with a controlling interest (unless the purchaser already held or controlled such share percentage) at a price per share not lower than the value determined by a leading investment bank or at 135% of the value in dollars of any issue of shares made during the last 24 months or at 135% of the average listing value of the share in dollars for a period of 120 days preceding the offer or the highest price paid by the offeror per share during the last 2 years.

•           Special majorities of up to 67% of the votes to amend certain clauses of the by-laws, such as those regarding the public tender offering and the Audit Committee’s Internal Regulations.

2.3 |  Corporate Governance Policies

Code of Business Conduct – Ethics Hotline

Pampa has a Code of Business Conduct that, not only states the ethical principles that constitute the foundation of the relationship between Pampa, its employees and suppliers, but also offers the means and instruments that guarantee the transparency of the matters and problems that may affect the proper management of the Company.

As part of the various corporate governance policies adopted during the year 2010, Pampa’s Management Committee has passed the implementation of the Ethics Hotline as an exclusive channel to report, in the strictest confidentiality, any presumed irregularity or infraction to the Code of Business Conduct.

Code of Best Practices in Securities Trading in the Stock Market

This Code has been implemented in order to avoid ‘insider trading’ practices by Pampa’s employees, that is, to prevent the use of non-public material information to gain advantage for oneself or for others, either directly or indirectly.

The Code applies to Pampa’s staff and its subsidiaries, including directors, members of the Supervisory Committee and the top-ranking management lines, and it extends to their families or persons who live with them, as well as to certain Pampa’s suppliers.

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Policies Concerning Transactions with Related Parties

All the transactions involving significant amounts that Pampa make with individuals and/or legal entities that, according to what the regulations in force state, are considered ‘related parties’ must be subjected to a previous specific authorization and control procedure that is carried out under the coordination of Pampa’s Corporate Law Secretariat and that involves both Pampa’s Board of Directors and its Audit Committee (depending on the case).

Self-Assessment Questionnaire for the Board of Directors

In compliance with the recommendations suggested by the Code, Pampa’s Board of Directors passed, in 2008, the implementation of a self-assessment questionnaire to annually analyze and assess its own performance and management.

The Company’s Corporate Law Secretariat is in charge of analyzing and filing each of the members of the Board of Director’s individual answers to the questionnaire and, based on the results, it puts forward to Pampa’s Board of Directors those measures deemed useful to improve the performance of the Board of Directors’ duties.

Relevant Information Disclosure Policy

In the year 2009, Pampa’s Management Committee passed the Relevant Information Disclosure Policy, with the aim of standardizing the basic principles concerning the way in which Pampa’s relevant information disclosure processes operate, in accordance with the regulatory requirements of the securities markets on which Pampa’s securities are quoted or those in which it is registered to such end.

Policy of Preliminary Approval for External Auditors’ Services

In the year 2009, Pampa’s Management Committee passed the Policy of Preliminary Approval for External Auditors’ Services, which standardizes an internal process that allows the Audit Committee to comply with its obligation to preliminarily approve the hiring of the External Auditor for the provision of any kind of authorized service to Pampa or its subsidiaries.

Fraudulent Practices Prevention Program

In the year 2010, in accordance with the provisions of the U.S. Foreign Corrupt Act and in addition to the Code of Business Conduct, Pampa adopted the Fraudulent Practices Prevention Program, which states the responsibilities, duties and methodology necessary to prevent and detect irregularities and fraudulent acts in Pampa and/or any company in Pampa Group.

Anti-Money Laundering and Terrorist Financing Prevention Policy

In the year 2011, in accordance with stated by Law No. 25,246 on Concealment and Laundering of Assets Derived from Criminal Activity, by its regulations and related provisions, and by the Financial Information Unit’s Resolution No. 229/2011, Pampa’s Board of Directors passed the Anti-Money Laundering and Terrorist Financing Prevention Policy, thus establishing the procedures for institutionally combating assets laundering and the financing of terrorism.

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3.         Our Shareholders / Stock Price Development

As of December 31, 2012, Pampa had 1,314,310,895 outstanding ordinary shares, with a nominal value of one peso per share. The following table shows information about Pampa’s ordinary shareholdings as of the mentioned date:

Name	Number of Shares	Percentage of Capital
Management	299.542.663	22,8%
Others	1.014.768.232	77,2%
Total	1.314.310.895	100,0%

Note: the warrants issued in favor of some of Pampa’s executives are not contemplated. ‘Management’ includes the interests held by Pampa Holdings LLC, Dolphin Fund Management S.A., Marcos Marcelo Mindlin, Gustavo Mariani and Ricardo Alejandro Torres.

Pampa is listed on the Buenos Aires Stock Exchange ( ‘BCBA’), and has an American Depositary Share program (1 ADS = 25 shares) admitted for listing on the New York Stock Exchange (‘NYSE’).

The office in Argentina of Standard & Poor’s International Ratings LLC, maintained its ‘Global 2 Rating’ assigned to Pampa’s shares, with a ‘Regular’ capacity to generate profits and a ‘High’ liquidity. Such rating allows Argentine institutional investors to hold shares of Pampa.

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The following chart shows the evolution of the price per share and the traded volume in the BCBA from January 2006 to December 31, 2012:

* Adjusted price according to preemptive subscription rights.

Source: Buenos Aires Stock Exchange.

Finally, the following chart shows the evolution of the price per ADS and the traded volume in the NYSE from October 9, 2009, to December 31, 2012:

Source: The Bank of New York Mellon.

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4.          Macroeconomic Context

4.1 |  Economic Activity

Official estimates for 2012 show a growth of 1.9%, mainly due to the year over year increase of the financial services sector (+19.8%), partially offset by the lack of rain at the beginning of the year, which affected the harvests, in addition to lower prices (-12.9% inter-annual) and a decrease in the construction sector (-1.5%) and in the manufacturing industry (-0.1%) in comparison with the year 2011.

4.2 |  Evolution in Prices

According to the Argentine Institute of Statistics and Surveys (‘INDEC’), the general level of the consumer price index accumulated an increase of 10.8% during 2012. The recreation sector showed the most important expansion during the year, rising by 14.1% with respect to 2011. The two sectors with the greatest weight in the index, which amount to 48.3% of the index, are represented by food and beverages and transportation and communications, which showed an inter-annual growth of 9.9% and 13.5% respectively. Nevertheless, Pampa Energía’s consolidated labor costs have risen by 31% during 2012, compared to 2011, while the consolidated marketing and administration expenses (excluding labor costs) rose by 38% in the same period.

4.3 |  Fiscal Situation

Fiscal revenues an increase of 25.9% in 2012, compared to 2011, to an amount of AR$679,799 million. This improvement in the fiscal situation is mainly due to an increase of AR$41,371 million over the social security system, of AR$36,260 million over VAT, of AR$29,842 million over income tax and of AR$25,785 million over fuel. The main causes of this increase arise from the highly dynamic domestic consumption and to a rise in the amount of taxable salaries.

On the other hand, the fiscal accounts show a primary deficit for the national public sector of about AR$4,505 million, and of AR$48,424 million after the payment of the interests on the sovereign debt.

4.4 |  Financial System

In the foreign exchange market, the quote on the US dollar closed at AR$4,918/US$, accumulating a rise of 14.3% in relation to December 2011.

Central Bank’s stock of reserves fell by 6.7%, decreasing from US$46,376 million in December 2011 to US$43,291 million in December 2012. It is important to point out that since the end of October 2011 the Central Bank is a net purchaser of dollars.

4.5 |  Trade Balance

According to the INDEC data, exports decreased in a lower proportion than imports in 2012, by an inter-annual 3.3% that amounts to US$81,205 million, while imports dropped by 7.3%, to US$68,515 million. This resulted in a pronounced increase in the surplus of the trade balance by 26.7% compared to 2011, adding up to US$12,690 million.

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5.         The Argentine Electric Market

5.1 |  Generation

Evolution of Demand

During 2012, the demand for electricity maintained the same trend of the last years, showing a rise by 4.1% compared to 2011, with a volume of 121,312 GWh in the demand of electricity and 116,419 GWh for 2012 and 2011, respectively.

The following chart shows the breakdown of the demand for electricity in 2012 according to the type of customer:

Electric Power Demand According to Type of Customer

100% = 121,312 GWh

Source: CAMMESA and Pampa Energía’s own analysis.

At the same time, there was a new record in the demand for electricity of 21,949 MW on February 16th, 2012.

Peaks Capacity Records

	Summer 2009	Winter 2009	Summer 2010	Winter 2010	Summer 2011	Winter 2011	Summer 2012	Winter 2012
Capacity (MW)	18,596	19,566	19,370	20,843	20,913	21,564	21,949	20,978
Date	02/19/09	07/24/09	01/29/10	08/03/10	03/10/11	08/01/11	02/16/12	06/07/12
Temperature(°C)	29.2	5.1	34.0	1.6	31.4	3.5	34.2	0.1
Hour	22:00	19:59	14:52	19:45	20:31	20:18	15:10	20:35

Source: CAMMESA.

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Evolution of the Supply of Electricity

Similarly to what happened with the demand for electricity, during 2012, there was an increase by 5.5% in the generated electricity, with a volume of 124,565 GWh and 118,049 GWh in 2012 and 2011, respectively.

Thermal generation continued being the main resource to supply the demand, with an electricity volume of 82,445 GWh (66%), followed by the hydroelectric generation which contributed 35,892 GWh net of pumping (29%), the nuclear with 5,905 GWh (5%) and the photovoltaic and wind generation with 323 GWh. Additionally, there were imports for 423 GWh (82% lower than 2011), exports for 349 GWh (27% higher than 2011) and losses for 3,327 GWh (12% lower than 2011).

Hydroelectric generation was slightly lower than in 2011 (7.2%). Thermal generation continued being the main source for the supply of electricity, both with natural gas and liquid fuels (gas oil and fuel oil), and mineral coal, mainly in the winter season.

The following chart shows the evolution of electricity generation according to type of generation (thermal, hydroelectric, nuclear and renewable):

Electricity Generation by to Type of Power Plant

2005 - 2012

Source: CAMMESA.

Note: includes WEM and PSWEM. Hydroelectric generation is considered net of pumping.

During 2012, the generation facilities showed a net increase in its installed capacity of 1,657 MW compared to the previous year, which amounts to a total of 31,100 MW. This increase is mainly attributed to the commissioning of CT Ensenada Barragán (567 MW), diverse stationary and mobile diesel engines of Enarsa (368.5 MW), CT Brigadier López (280 MW), CT Pilar Bicentenario combined cycle (149.3 MW), and small hydroelectric facilities and other stations, along with an update of the installed power capacity in some of the already existent power plants.

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The following table details the additions of new stations during 2012:

Month	Company	Power Plant	Type	Location	Capacity (MW)
January	Enarsa	Parque Eólico Rawson I	Eolic	Chubut	50
		Parque Eólico Rawson II	Eolic	Chubut	30
		CT Parque Industrial Catamarca	Gas Oil	Catamarca	7.5
	EPEC	CT San Francisco	Gas Oil	Córdoba	11.7
		CT Pilar	Combined cycle	Córdoba	149.3
February	Enarsa	CT Terevintos	Gas Oil	Catamarca	8
		CT Tinogasta	Gas Oil	Catamarca	15
		CT Ceres	Gas Oil	Santa Fe	9
	DPA (Río Negro Province)	CH Guillermo Céspedes	Hydro	Río Negro	5.2
		CH Julián Romero	Hydro	Río Negro	3.1
		CH Cipolletti	Hydro	Río Negro	5.4
		CH Salto Andersen	Hydro	Río Negro	7.9
	SIEyE	CH Salto de la Loma	Hydro	San Juan	0.55
April	Petrobras	CT Ecoenergía	Steam turbine	Buenos Aires	6.2
	Enarsa	CT Parque Industrial Catamarca	Gas Oil	Catamarca	7.5
		CT Ensenada Barragán	Gas turbine	Buenos Aires	494
May	Enarsa	CT Norte Illia	Biogas	Buenos Aires	5.1
June	Enarsa	Cañada Honda	Photovoltaic	San Juan	5
		CT Lomitas	Gas Oil	Formosa	4.2
		CT Ensenada Barragán	Gas turbine	Buenos Aires	73
		CT Remedios de Escalada	Gas Oil	Buenos Aires	25
		CT Ceres	Gas Oil	Santa Fe	9
		CT Miramar I	Gas Oil	Buenos Aires	14
	Edecat	CT Catamarca	Gas Oil	Catamarca	15.2
	SAPEM	Parque Eólico Arauco I	Eolic	La Rioja	23.2
August	Enarsa	CT Brigadier López	Gas turbine	Santa Fe	280
		CT Miramar I	Gas Oil	Buenos Aires	6
		CT Lomitas	Gas Oil	Formosa	1.8
October	Enarsa	CT San Miguel del Norte III	Gas Oil	Buenos Aires	11.5
November	Enarsa	CT Magdalena	Gas Oil	Buenos Aires	25
	Sinopec	CT UGA – El Huemul	Gas Oil	Santa Cruz	25

	Enarsa		Gas Oil	Mobile generation	220
	Update of installed existing capacity and other additions				103.2

Total					1,657

Source: CAMMESA and Pampa Energía’s own analysis.

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Finally, the following chart shows the Argentine installed capacity structure as of December 31, 2012:

Argentine Installed Capacity

100% = 31.1 GW

Source: CAMMESA.

Price of Electric Power

Throughout this year, the Energy Authority continued with the policy started in the year 2003 by means of which the spot price of the Wholesale Electric Market (‘WEM’) is determined according to the maximum variable cost of production recognized to power plants fuel or available with natural gas, even if they do not have such fuel (Resolution SE No. 240/03). Therefore, such recognized price does not result from the application of the marginal cost of the least efficient dispatched unit, but, instead, there is a free availability of gas and, consequently, the determined spot price is equal to the marginal cost of the last gas-fed dispatched unit, even if it does not have gas. This is why when the least efficient dispatched unit is, for instance, fuel oil-fed, its cut-off price is not determined as a spot price, but recognized as spot price of the WEM, thus, the cost if natural gas had been used and the additional cost for the consumption of liquid fuel is recognized outside the determined price of the market, as a temporary dispatch surcharge.

As regards fuels supply for the generation of electricity, the authorities applied a number of mechanisms of supply, including a mechanism of cession of the contracted volumes of natural gas by the electric power generators so that they are managed by CAMMESA, in order to optimize the consumption of natural gas in the most efficient generation units. This mechanism has been extended to the new generation units that are capable of contracting Gas Plus. This measure became also applicable to the contracting of liquefied natural gas and its re-gasification and natural gas from Bolivia. However, the supply of natural gas continued to be insufficient to meet the needs of electric power generation and this is why liquid fuels (fuel oil) are still being used for the electric power generation in order to meet the growing demand. In this respect, the Energy Secretariat adopted measures so that the supply of liquid fuels used for the generation is almost exclusively contracted by CAMMESA and assigned to the generation stations that are capable of using it.

Additionally, during 2012, the system registered a consumption of natural gas higher than in the previous year (+10.9%, 14.0 million of cubic decameters). This increase, together with a 11.5 % rise on the consumption of fuel oil (2.9 million tonnes), allowed to decrease the consumption of gas oil, which turned out to be 10.1% lower than in 2011 (1.8 million m3). The consumption of mineral coal remained practically unchanged (1.0 million tonnes).

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As regards the remunerations for the generation capacity, the regulation in force continues to be the same that has been applied from January 2002, which limits the short-term marginal cost at AR$120 per MWh.

The remuneration for electric power generated with fuel oil bought by electricity power stations continued to be ruled by the same regulations applied in 2008, recognizing the price paid for purchasing fuel oil plus an additional 10% as financial and administrative charges with a maximum regulated price of US$60.5 per barrel. As a result of the reduction in the delivery of fuel from local sources, in April 20th, 2011, the SE approved an increase in the costs of domestic fuel oil. The highest regulated price of fuel oil produced by refineries with their own crude oil is US$62 FOB per barrel, and concerning fuel oil produced with external crude oil, the value to be taken into account will be the lower between the Escalante Crude Oil price for the month of delivery in the domestic market, as published by the SE, plus US$16.50 FOB per barrel, and the average price of fuel oil No. 6 New York Platt’s in the month immediately preceding the delivery less a difference of US$2.50 per barrel. This mechanism was in force until December 2011 inclusive.

In April 2012, the Energy Secretariat issued instructions to CAMMESA on centralizing the purchases of domestic fuel oil from the main producers with the aim of optimizing the supply of this fuel in the thermal power stations. This instruction is to be applied until May 2013 (see section ‘Recognition of Fuel Oil Costs’ in this Report, page 25).

Evolution of Prices in the WEM

The following chart shows the average monthly price of energy paid to electricity generation companies:

Average Monthly Price of Energy in Spot Market

In AR$/MWh

Source: CAMMESA.

On the other hand, the following chart shows the average monthly price that the users of the electricity system should pay for us to avoid going into deficit. Such cost includes not only the price of the

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electricity, but also the charges for power capacity, the cost of generation with liquid fuels, such as fuel oil and gas oil, and other minor concepts.

Average Monthly Monomic Cost

In AR$/MWh

Source: CAMMESA. It includes charges for excess demand, imports from Brazil and WEM supply contracts.

Scheme for Recognizing Costs and Remunerations

On November 25th, 2010, the National Energy Secretariat (henceforth referred to as ‘SE’ for its abbreviation in Spanish) and representatives of various companies of the electricity generation sector [1], including Pampa Energía, signed the ‘Agreement on Management and Operation of Projects, Increase of Thermal Power Generation Availability and Adaptation on the Remuneration for Generation 2008-2011’ (‘Agreement 2008-2011’).

The aim of such Agreement is to continue with the process of adaptation of the Wholesale Electricity Market (‘WEM’), to make the incorporation of new generation viable in order to meet the growing demand of energy and power in such market, to determine a mechanism to cancel the generators’ ‘Sales Settlement with Maturity Date to be Defined’ (abbreviated to ‘LVFVD’ in Spanish) corresponding to the claims from January 1, 2008, to December 31, 2011, and, finally, to define a way of recognizing the global remuneration of the Generators.

With the aim of increasing the WEM’s installed capacity, there is a plan to analyze generation projects with the financing of the funds raised through ‘Temporary Fee towards the Formation of the 2008-2011 Agreement Fund’ that will be implemented by the SE, and through the total repayment of the contributions made according to Section 4, Sub-section d), Paragraph 2 of the ‘Final Agreement for Managing and Operating the Projects for Readapting the WEM as part of the Resolution SE No. 1427/04’. The Generators will be in charge of devising of such projects according to the available corresponding funding.

[1] Apart from Pampa Energía, the following economic groups were represented: AES Argentina, SADESA, Endesa Costanera, Central Dock Sud, Grupo Albanesi, Petrobras Argentina, Hidroeléctrica Chocón, Centrales de la Costa Atlántica, Hidroeléctrica Futaleufú and Energía del Sur S.A.

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In this respect, it is important to mention that on January 13, 2011, the SE issued the 2011 Resolution No. 3, which states the 120-months extension, as of January 1, 2011, of the temporary application of AR$3.60 per MWh fee established by the SE Resolution No. 1,866 dated November 29, 2005, subject to the approval by the Ministry of Federal Planning, Public Investment and Utilities.

In order to proceed with the repayment of the Generators’ LVFVD corresponding to the debts of the period between January 1, 2008, and December 31, 2011, it has been agreed that such credits will be paid through a Supply Agreement in the framework of the SE Resolution No. 220/07 to be signed by the new generation power stations constructed as previously described.

The LVFVD included by the Generators in the 2008-2011 Agreement will be charged with the interest stipulated in Section 3 of SE Resolution 406/03 and converted into US dollars at the current exchange rate of the moment when the Agreement is signed. From this moment, the amount resulting from this calculation will yield an annual interest rate equivalent to the LIBOR at 30 days plus 5%.

The amounts corresponding to the LVFVD will be refunded in 120 monthly, equal and consecutive installments from the moment when the projects constructed in the framework of the Agreement by means of the above-mentioned supply agreements obtain their business licenses.

Regarding the remuneration payable to the Generators who are parties in the Agreement that has yet to be accepted, there is an increase in the remuneration for the power capacity made available – the values range from AR$30 per MW-hour to AR$42 per MW-hour of remunerated power capacity according to the used technology (Gas Turbine, Steam Turbine or Combined Cycle) – as long as the availability is equal to or higher than the Target Availability. Therefore, if the Target Availability were met, the remuneration for the power capacity made available at Central Piedra Buena would be AR$35 per MW-hour of remunerated power capacity, at Central Térmica Güemes it would be AR$38.5 per MW-hour of remunerated power capacity and at Central Térmica Loma de la Lata it would be AR$35 per MW-hour of remunerated power capacity.

In addition, it has been agreed that Generators will be granted an increase in the maximum values recognized in relation to the thermal equipment as ‘maintenance and fuel costs’ [2] , for the months in which the average availability exceeded the Target Availability. These values will be considered ‘Temporary Dispatch Surcharges’ and will not be taken into consideration in the determination of Dispatch Variable Production Costs, and neither will they take part in the calculation of the Spot Price.

It is important to point out that both the increase in the remuneration for power capacity and the recognition of the additional ‘maintenance and fuel costs’ will be applied as of the execution of the Agreement, dated November 25, 2010. However, on February 3, 2011, through its Note No. 924, the SE instructed CAMMESA to include the remuneration items that the Agreement stipulates as LVFVD in the WEM’s monetary transactions until the execution of the supplementary addenda.

On the other hand, as of the commitments taken on by the Government in the 2008-2011 Agreement, the debts of Hidroeléctrica Los Nihuiles S.A. (‘HINISA’), Pampa Energía S.A. subsidiary, which before the Agreement were a part of the amounts paid as stated by Resolution 406/03, Sub-section c), will now be treated as a part of the amounts paid as stated by Resolution 406/03, Section 4, Sub-section e), therefore, the order of priority for payment of such debts has changed in favor of HINISA. As a result, HINISA’s debts will be paid together with the variable production costs.

According to Section 8 of the Agreement, its implementation requires the enforcement of various supplementary agreements. In this regard, on April 1, 2011, the subsidiaries of Pampa Energía S.A. ―Central Piedra Buena S.A., Central Térmica Güemes S.A., Central Térmica Loma de la Lata S.A., Hidroeléctrica Diamante, S.A. and Hidroeléctrica Los Nihuiles S.A. (‘Pampa’s Generators’) ― signed the ‘Agreement for Increasing Thermal Generation Availability’ (the ‘Supplementary Agreement’) with the SE.

[2] When generation relies on liquid fuels, AR$8/MWh will be added, whilst natural gas-powered generation shall be recognized an increase of AR$4/MWh. Prior to the execution of the Agreement, the maximum amount recognized in favor of generation with liquid fuels was AR$12.96/MWh and in favor of natural-gas fed generation it used to range from AR$7.96/MWh to AR$10.81/MWh according to the type of technology and the relevant power capacity.

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As stated in the Supplementary Agreement, Pampa’s Generators committed themselves to building a new generation plant with a total installed capacity of 45 MW. The project is divided into two stages: the first one involves an installed capacity of 30 MW (Central Térmica Piquirenda), and the second one, the remaining 15 MW.

Additionally, the SE instructs CAMMESA to pay to Pampa’s Generators the LVFVDs accrued from January 1, 2008 to December 31, 2011 that are not included in any contract under the mechanism stated in SE Resolution No. 724/08, for up to 30% of the amount invested in the project. The first stage of the project was completed in due time and proper course according to the original schedule.

On October 17, 2011, CAMMESA put forward the report made by the Technical Group so that it would be taken into account by the SE. This report on the execution of the first stage of the mentioned project showed as a conclusion that the maximum recognized value for such stage according to the Supplementary Agreement amounts to U$S8.1 million. However, the LVFVD has not been cancelled to the day this Annual Report has been written. The Supplementary Agreement’s signatory companies have submitted the pertinent claims to the competent authorities in order to obtain the cancellation of the LVFVD applied in accordance to the 2008-2011 Agreement and to the Supplementary Agreement for the execution of the project’s first stage.

On January 24, 2012, the SE sent Note No. 495 to CAMMESA which instructed it not to enforce, until further instructions, the clauses of the Agreement that stated the remuneration payable for Power Capacity Made Available and the higher Operating and Maintenance charge effective from its execution.

Such instruction was later confirmed by the SE Note No. 1269/12, which instructed CAMMESA to continue with WEM’s transactions settlements as stated in the SE Note No. 495/12. Considering that such instructions imply a breach of the commitments made by the SE, the Company and its generation subsidiaries have put forward the corresponding administrative claims.

As regards the observations about the documents on the economic transactions belonging to January 2012 for ignoring the quoted remunerative concepts, on August 31, 2012, the SE sent CAMMESA Note No. 5307/12, which ratifies the terms stated in Note No. 495/12 and makes it clear that various analysis are being carried out with the aim of continuing developing the actions meant to encourage and/or ensure the generation availability.

In response to the observations made by the Company about Note No. 495/12 and the documents on economic transactions belonging to January 2012, the SE sent various notes to each of the generation subsidiaries, ratifying the terms in the mentioned note. The Company and its generation subsidiaries submitted the corresponding administrative resources in order to safeguard their rights.

As regards the aforementioned breaches, the generation subsidiaries submitted the corresponding administrative claims and due to the lack of response of the competent authorities (Ministry of Federal Planning, Public Investment and Utilities) past the deadline, the claim is to be solved by legal means.

Recognition of Fuel Oil Costs

With Note No. 483/08, the SE instructed CAMMESA to set a maximum price of US$60.50 per barrel, plus 10% as administrative expenses, and freight costs, for generators’ purchases of fuel oil from domestic sources intended for electricity generation, effective from April 24, 2008.

Subsequently, due to the significant changes experienced by the international fuel market regarding the prices of crude oil and its derivatives, in October 2008, the SE issued Note No. 1381/08, which instructed CAMMESA to recognize, from November 1, 2008, for those Generators that purchase fuel oil with their own resources, a weekly price that results from considering the average of the ten quotations (according to the Platt’s Base benchmark quotation defined in the resolution) immediately preceding the calculation cut-off date, less a differential of US$2.50 FOB La Plata per barrel, plus 10% of the fuel’s total cost of purchase as administrative and financial expenses, as well as freight costs.

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On April 20th, 2011, with Note No. 300 the SE approved the recognition of higher costs for domestic fuel oil as a result of the reduction in the deliveries of domestic fuel. In the case of fuel oil produced with proprietary crude oil, the SE recognizes a price for Generators of US$62 FOB per barrel from each refinery. Concerning the fuel oil produced using non-proprietary crude oil, the SE will recognize the lowest value resulting from: (i) the Escalante Crude Oil price for the month of delivery in the domestic market, as published by the SE, plus US$16.50 FOB per barrel; and (ii) the average price of fuel oil No. 6 New York Platt’s for the month immediately preceding the month of delivery, less a differential of US$2.50 per barrel.

The above mentioned Note also makes it clear that Generators will be acknowledged the fuel oil’s purchase price plus 10% of the benchmark price stated in SE Note No. 1381/08, plus the highest freight cost recognized by CAMMESA from the port of reference (La Plata) for their purchases of fuel oil from producers whose plans have been approved. This mechanism was in force until December 2011, when what was stated in 2008 was again applied.

In April 2012, the Energy Secretariat issued instructions to CAMMESA on centralizing the purchases of domestic fuel oil from the main producers with the aim of optimizing the supply of this fuel in the thermal power stations. This instruction is to be applied until May 2013. At the same time, the Energy Secretariat allowed the payment to these producers of a maximum price, based on the Escalante price of crude oil in the domestic market, and which turns out to be higher than the price recognized to WEM’s thermal power generators for their purchases of this fuel.

Procedure for Dispatching Natural Gas Intended for Electricity Generation

On October 7, 2009, with Note No. 6866, the SE instructed CAMMESA to invite the WEM’s thermal power generators to express their formal decision to adhere to the ‘Procedure for Dispatching Natural Gas Intended for Electricity Generation’ (the ‘Procedure’).

The Procedure basically consists in agreeing with the fact that, in the event of operating constraints in the natural gas system, CAMMESA will have the rights on the generators’ natural gas and transportation volumes, so as to maximize thermal power supply in the electricity generation sector. In exchange for such voluntary cession of natural gas and transportation volumes, generators will receive the higher value that results from the positive difference between the determined Spot Price and the Variable Production Cost (‘VPC’) with natural gas recognized by CAMMESA, plus US$2.50 per MWh, during the agreement’s effective term.

On November 16, 2010, under Notes No. 7584 and 7,585, the SE instructed CAMMESA to broaden the scope of application of the Procedure, asking WEM’s thermal generators with agreements in the Forward Market and/or natural gas supply agreements under the Gas Plus Program, to assign their natural gas volumes to CAMMESA. The agreements in the Forward Market and/or under the scope of SE Resolution No. 220/07 are not affected by the instructions stated in the referred notes. To the extent that the SE considers the supply to be valid and CAMMESA effectively uses the above mentioned mechanism and allocates the assigned volumes to a different generator, such practice would not adversely affect the remuneration for power capacity, the recognition of fuel costs and related surcharges under Schedule 33 of CAMMESA’s Proceedings, or the amounts set forth in subsection c), Section 4 of SE Resolution No. 406/03, compared to those otherwise allocable to the assignor generator.

The Procedure’s original term comprised the winter seasons of 2009 to 2011. However, following CAMMESA’s successive calls on Generators, instructions were imparted for extending the Procedure’s effective term until December 2012 (SE Note No. 8,692) and, then, until April 30th, 2013 (SE Note No. 7469/2012).

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Supply of Natural Gas Defined as Gas Plus for Generation

With SE Note No. 3456/12, the Energy Secretariat put forward some modifications in the conditions of the supply of Gas Plus for generation, stating that there are two situations to be defined: i) generators whose Energy Plus project had been approved, with natural gas supply within the Gas Plus Program; and ii) other generators that hire Gas Plus according to their supply needs.

As regards the first case, SE understood that the volumes hired within Gas Plus and which prices are lower to the ones recognized by CAMMESA, must be accepted by it.

In the same note, the SE stated that in such cases, CAMMESA will have priority when hiring that Gas Plus with the corresponding producer, and laid down that the maximum value to be recognized by CAMMESA amounts to US$5.20/MMBTU. This value must be taken into account in the cases that are not defined by the indicated characteristics.

Subsequently, with Note B-73079-1, CAMMESA informed the thermal power generators about the above mentioned note and explained its interpretation of it, understanding that the maximum price to be recognized in any case will be US$5.20/MMBTU and that for the proposals of adhesion to the mechanism stated in SE Note 7585/11 that are still to be approved, the generator will have to inform the corresponding producer/s about the Note in a comment, so that they offer to CAMMESA the volumes previously agreed with the generator. CAMMESA’s note does not make a difference regarding the purchase priority in the two cases previously mentioned in (i) and (ii).

The Argentine Electricity Generators’ Association (in Spanish ‘Asociación de Generadores de Energía Eléctrica de la República Argentina, AGEERA’), submitted a note to the SE with some considerations asking them to clarify the concepts included in their Note in relation to the comments made by CAMMESA.

Subsequently, with Note No. 4377/12, the SE instructed CAMMESA to include in what was previously stated in i), all the generating stations that back up the commitments made in WEM’s Supply Contracts signed in the framework of SE Resolution No. 220/07, and, therefore, including in this situation the Central Térmica Loma de la Lata S.A. (‘CTLL’) stations and Central Térmica Piquirenda, asset of Emdersa Generación Salta S.A. (‘EGSSA’), both of which are Pampa’s subsidiaries.

Temporary Fund for Debt Collection Re-composition (abbreviated to ‘FTRC’ in Spanish)

During the second half of 2012, the Electric Power Distributors’ accumulated debt to CAMMESA for their transactions in the WEM grew significantly. Consequently, with Note No. 7588/12, on November 21, 2012, the SE instructed CAMMESA to settle in favor of the FTRC the interests and surcharges stated in Chapter 5, section 5.5 of The Procedure, resulting from August 2012 transactions, that had expired on October 11th, 2012. In this way, the debt of such agents is consolidated and CAMMESA is not enabled to issue commercial documents that show the resulting credits in favor of the WEM’s creditor agents, which were subjected to the instructions duly supplied by the SE.

Additionally, it enabled CAMMESA to sign payment agreements that do not represent a reduction in the capital and stated that such Secretariat will duly instruct on the destination of the funds accumulated in the FTRC, and on the subsequent payment to the WEM’s creditor agents.

Subsequently, SE Note No.8147/12 made clear that the interests and surcharge to be transferred to the above mentioned fund would be those with commercial documentation expiring from October 11th onwards.

Due to CAMMESA note B-78024-1, SE Note No. 8476/12 was issued. This Note instructs CAMMESA to include in the FTRC the interests and surcharges that had matured before October 11th, 2012, in relation to those distributors in arrears that accumulate more than 2 periods of pending billing.

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Finally, CAMMESA was instructed to automatically pay the creditor agents the FTRC’s incomes corresponding to the payment of debtors that owe less than 20% of a monthly transaction, or that had reached a payment agreement with satisfaction of CAMMESA’s Board of Directors, thus limiting the debts consolidated in the FTRC.

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5.2 |  Transmission

Evolution of the High-Voltage Transmission System

The following chart shows the evolution of the cumulative growth of transformation capacity and the cumulative growth of the number of kilometers of the high-voltage transmission system lines, in contrast to the percentage cumulative growth of the maximum demand since 1992.

Evolution of the Transmission System

Cumulative Growth (in %)

Source: Transener and CAMMESA.

As illustrated in the chart above, the High-Voltage Transmission System has grown significantly since 2005, mainly due to the implementation of the 500 kV Transmission Federal Plan. The implementation of the Federal Plan has given Argentina’s National Interconnected System more stability and better conditions for meeting the rising demand.

Transener’s Tariff Situation

The Public Emergency and Foreign-Exchange System Reform Law (Law No. 25,561) mandated that the companies that render public services, such as Transener and its controlled company, Transba, were under a duty to renegotiate their existing agreements with the Argentine Government whilst continuing with the supply of the electricity service. This situation has significantly affected Transener and Transba’s economic and financial condition.

Therefore, in May 2005, Transener and Transba signed with the Public Service Contract Renegotiation and Analysis Unit (‘UNIREN’) the Memorandum of Understanding that lay down the terms and conditions for the adjustment of the Concession Agreements. According to the provisions agreed in the Memorandum of Understanding, it was stated i) to perform a Full Tariff Review (‘FTR’) with the ENRE to determine a new tariff regime for Transener and Transba, which was supposedly coming into force in February and May 2006, respectively, and ii) the recognition of any increases in the operating costs until the tariff regime resulting from FTR comes into force.

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Therefore, since December 2006, Transener has been communicating to the ENRE the need for regularizing compliance with the provisions agreed in the Memorandum of Understanding, expressing the ENRE’s failure to fulfill the commitments stipulated in the Memorandum of Understanding, the critical situation caused by said breaches, and the availability to continue with the FTR process as long as the remaining duties assumed by the Parties are still in force and a resolution is passed to implement the new regime arising from the FTR process.

In this sense, Transener and Transba filed their respective tariff claims pursuant to the provisions of the respective Memorandum of Understanding and Section 45 and related provisions of Law 24,065, for purposes of their treatment, discussing them in a Public Hearing and defining the new tariff scheme. However, to the day this Annual Reports has been issued, the ENRE has not yet called the Public Hearing or treated the tariff claims requested by Transener and Transba under the scope of the FTR.

With the aim of regularizing the tariff situation, on December 21, 2010, an Instrumental Agreement, supplementary to the Memorandum of Understanding signed with the UNIREN, was reached with the SE and the ENRE. The Instrumental Agreement stipulates:

•           The recognition of Transener and Transba’s rights to collect the amounts resulting from cost variations during the period of June 2005 – November 2010, calculated on the basis of the cost variation index (‘CVI’) set forth in the Memorandum of Understanding;

•           The cancellation of the financing received from CAMMESA by transferring the credits resulting from the recognition of cost variation, mentioned in the previous item;

•           A mechanism for the cancellation of pending balances during 2011;

•           The recognition of an additional amount to be received through CAMMESA for investments in the transmission system, for the amount of AR$34.0 million for Transener and AR$18.4 million for Transba;

•           A procedure for updating and paying the variations in costs that arise, following the sequence of semesters previously elapsed from December 1, 2010 to December 31, 2011;

CAMMESA calculated the amounts due to Transener and Transba for the variations in costs sustained in the period June 2005 through November 2010. As of January 17, 2011, (the date when the figures were adjusted), such amounts were as follows:

Connection and capacity differences (In AR$ million)	Transba	Transener	Total
Capital	75.9	189.3	265.2
Interests	43.2	104.8	148.0
Total	119.1	294.1	413.2

According to the Instrumental Agreement, on May 2, 2011, Transener and Transba signed new addenda (‘Addenda II’) with CAMMESA, which contemplated the extensions to the loan agreements and established:

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i)       The settlement of the sums received on January 17, 2011 by Transener and Transba under the loans granted within the framework of the financing agreements dated on May 12th, 2009;

ii)      To grant a new loan to Transener and Transba for AR$289.7 million and AR$134.1 million, respectively, corresponding to the balance in favor of the credits recognized by the SE and the ENRE as cost variations from June 2005 to November 2010; and

iii)     The collateral assignment of the credits recognized as higher costs as of November 30th, 2010 under the Instrumental Agreement, so as to settle the amounts to be received by application of the new signed extensions.

It is worth to mention that the proceeds of the new loans will be used for operating and maintenance purposes and for the investment plan of 2011, and were disbursed by means of partial payments based on CAMMESA’s availability of funds, as instructed by the SE. However, the above mentioned commitments have not been fully complied, since as of December 31, 2011, date of expiration of the Instrumental Agreement, the amounts received from CAMMESA did not reach 21% of the amounts receivable for variations in costs from June 2005 to November 2010, and no amounts whatsoever were received from the remuneration adjustment that should have been applied from December 1, 2010.

CAMMESA continued to pay Transener’s and Transba’s remuneration for the electricity transmission public service according to the amount set forth in ENRE Resolutions No. 328/08 and 327/08, rather than those tariff values reported by the ENRE to the SE under Note No. 99868 dated on June 21, 2011, No. 102539 dated on January 19, 2012 and No. 102731 dated on January 6, 2012 in accordance to the provisions of Section one, subsection b) of the Instrumental Agreement. Therefore, the payment of the remuneration adjustment as of December 1, 2010, the payment of the credits generated under this heading and interest accrued to the effective date of payment, are still outstanding. Such amounts should be included in further addenda to be signed with CAMMESA.

Due to the above mentioned delay, several requests have been made to the SE to take the actions required for regularizing the disbursements contemplated under the addenda to the Loan and Credit Assignment Agreements, so that such disbursements within the term set forth in the Instrumental Agreements are honored.

On March 19, 2012, the SE instructed CAMMESA to calculate the amounts owed to Transener and Transba for the cost variations of the period December 2010 – December 2011, including the corresponding interests, to which end the extension of the Loan and Collateral Assignment Agreements should include the amounts resulting from ENRE’s calculations for such period. On May 22, 2012, CAMMESA issued the results of the calculations to the SE. Such results were the same to the ones observed by Transener in the note DG No. 46/12 issued on June 28, 2012 to the SE. To the day this Annual Report has been issued, the extension of the Loan and Collateral Assignment Agreement is still pending.

In March 2012, Transener and Transba took legal action due to the lack of response from the SE, the ENRE and/or CAMMESA regarding the numerous claims issued in order to achieve compliance with the Memorandum of Understanding and the Instrumental Agreement. They filed:

a)      A lawsuit so that the SE sends CAMMESA the balances due for payment of the period June 2005 – November 2010, according to the Loan Agreement signed with CAMMESA;

b)      A lawsuit so that the SE instructs CAMMESA to extend the Loan Agreement considering the differential, for the period December 2010 – December 2011, between the remuneration settled according to ENRE Resolutions No. 327/08 and 328/08, and the remunerative amounts determined in the Instrumental Agreement, and to provide the funds for the disbursements;

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c)      Appeal for legal protection against the SE so that it approves the CVI calculated and informed by the ENRE in Notes 102539 and 102731, instructs CAMMESA to extend the Loan Agreement and submits the funds for the disbursements; and

d)      Appeal for legal protection against the ENRE so that it instructs CAMMESA to pay, as of January 2012, the remuneration considering the remunerative values determined in the Instrumental Agreement.

On July 16, 2012, Transener received a copy of SE Note No. 4309, by means of which the SE instructed CAMMESA to sign with Transener and Transba a third Addendum to the Loan and Collateral Assignment Agreement, increasing the amounts to AR$231.8 million and AR$98.2 million respectively (which, at the same time, were informed by CAMMESA to the SE in Note B-70754-1).

In spite of this, the SE stated that before approving the application of the third Addendum, Transener and Transba will have to give CAMMESA the proofs of withdrawal, presented before the relevant courts, of all the legal actions taken due to SE Note No. 4309/2012, which is being analyzed to date.

As of December 31, 2012, the disbursements received from CAMMESA did not even cover 50% of the amounts stated in Addenda II and the payments related to the additional amounts for investments in the system determined in the Instrumental Agreement were not received at all.

The following table details the received amounts and the balance due for disbursement in relation to what is stated in Addenda II:

Item (In AR$ million)	Transener	Transba	Total
Amounts due according to Instrumental Agreement	294.1	119.1	413.2
Financing settlement, as of January 17, 2011	(107.3)	(32.2)	(139.5)
Investment amounts and other items	102.9	47.2	150.1

Total amounts for Addendas II	289.7	134.1	423.8
Collected amounts Adendas II, as of December 31, 2012	(136.0)	(71.2)	(207.2)
Disbursement balance as of December 31, 2012	153.7	62.9	216.6

The liabilities for the total amount of the disbursements stated in Addenda II until December 31, 2012, were paid off with credits worth a higher value, according to the Instrumental Agreement. From December 31, 2012, to the financial statements issuance, Transener and Transba received disbursements for AR$12.0 million and AR$8.0 million, respectively.

Besides, the current financial statements show the following results obtained by the recognition of SE and the ENRE of the cost variations, until the amounts received under Addenda II:

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Item (In AR$ million)	Transba		Transener
	As of Dec’ 31, 2012	As of Dec’ 31, 2011	As of Dec’ 31, 2012	As of Dec’ 31, 2011
Capital	20.2	7.8	32.7	19.8
Interests	23.6	9.7	33.5	22.0
Total	43.8	17.5	66.2	41.8

The delay in the fulfillment of the commitments taken on by the Government regarding the mentioned agreements and the constant operating cost increases, are still significantly affecting Transener and Transba’s economic and financial situation. If the current situation persists and CAMMESA continues delaying the payment of the monthly remuneration for the electric power transmission service and of the Fourth Line fee, registered as of October 2012, it is estimated that the situation will continue deteriorating, expecting negative operating results for the next fiscal year.

The described situations could affect the future development of Transener and Transba’s operations, as it depends on the evolution of factors that are out of their control. Transener made the consolidated financial statements applying the accounting principles in force for a running company. Therefore, such consolidated financial statements do not include the effects of the possible adjustments and reclassifications, if any, that may be necessary if the situations described are not resolved in favor of the continuity of the operations and the company is forced to realize assets and settle liabilities, including the contingent ones, in a way different to the normal course of its business.

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5.3 |  Distribution

Edenor’s Tariff Situation

The ‘Economic Emergency Law’ (No. 25,561 Law) passed on January 6, 2002, continued to be in force in 2012. This law states that all the clauses for adjustment in US Dollars and the indexation clauses stipulated in Edenor’s Concession Agreement are ineffective.

In 2012, an average of 290,000 customers was exempted from paying the tariff schemes approved in the Resolution No. 628/2008 of the National Electricity Regulatory Body (‘ENRE’). These beneficiaries had to pay the immediately previous tariff scheme, that is to say, the one approved in ENRE Resolution No. 324/2008.

Along the year 2012, SE Resolution No. 1301/2011 was applied on the customers without subsidy; and as a result of that Resolution, such customers paid an average monomial price of AR$320/MWh. The application of this resolution did not modify the effects on Edenor’s Distribution Added Value (DAV).

On May 8, 2012, with Resolution No. 2883/2012, and with the aim of minimizing the effects of seasonal consumption of all residential consumers, the SE instructed Edenor to apply a method for stabilizing the amounts to be charged. The application of this method is optional for these costumers.

On May 22, 2012, Edenor submitted a request to the ENRE for approval for the application of the No. 12 Cost Monitoring Mechanism (abbreviated to ‘MMC’ in Spanish) according to Schedule I of the Memorandum of Understanding corresponding to the period November 2011 - April 2012, for a value of 8.529%, which should have been applied from May 1, 2012.

In 2012, the ENRE stated that Edenor should apply to the customers with subsidy the same tariff schemes applied in June and July 2009, 2010 and 2011, and in August and September for the same periods of 2012. These schemes were included in ENRE Resolution 433/2009 Schedule I and IV. They were applied with the aim of reducing the impact on the amounts charged to the subsidized residential clients whose consumption in a period of two months was over the 1,000 kWh, considering the increase registered in the consumption of electric power during the winter season. All the bills continued to itemize the variable charge in order to identify the amounts with and without the subsidy of the Argentine Government. Besides, these tariff schemes brought about, within their effective periods, changes in the values of the surcharges to be imposed to these costumers within the PUREE. Such modification in the tariff schemes had no effect on Edenor’s Distribution Added Value.

On October 1, 2012, the tariff scheme corresponding to October 2008 became effective again in the framework of ENRE Resolution No. 628/2008. The variable charge of all bills continues to be itemized in order to identify the amounts with and without the subsidy of the Government.

On December 21, 2012, Edenor submitted a request to the ENRE for approval for the application of the No. 13 Cost Monitoring Mechanism according to Schedule I of the Memorandum of Understanding corresponding to the period May 2012 – October 2012, for a value of 7.316%, which should have been applied from November 1, 2012.

On November 23, 2012, under Resolution No. 347/2012, according to the terms stated in the clause 4.2 of the Contract Renegotiation Memorandum of Understanding duly signed with the UNIREN, the ENRE allowed the Company to apply a differential fixed amount for each of the different tariff categories, which should be shown separately in the users bills, with the exception of the customers that are exempt from paying the tariff scheme of ENRE Resolution No.628/2008. Besides, there was an instruction to create a special account where each distributing company should deposit the received amounts, which will be exclusively used for infrastructure and maintenance works in the facilities of their area, and administrated by a trust. The amounts received by the company will be the result of the credits and debits corresponding to the ENRE’s analysis at the moment of the Full Tariff Review (‘FTR’).

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In the Schedule of that Resolution, the following amounts to be applied on the mentioned users were detailed:

Category	Consumption Range	Charge (AR$)	Modality
Tariff 1- R1	Until 300 kWh-bi-monthly	4	AR$/bill
Tariff 1- R2	301 - 650 kWh-bi-monthly	10	AR$/bill
	651 - 800 kWh-bi-monthly	17	AR$/bill
	801 - 900 kWh-bi-monthly	22	AR$/bill
	901 - 1.000 kWh-bi-monthly	28	AR$/bill
	1.001 – 1.200 kWh-bi-monthly	50	AR$/bill
	1.201 – 1.400 kWh-bi-monthly	75	AR$/bill
	1.401 – 2.800 kWh-bi-monthly	80	AR$/bill
	+ 2.800 kWh-bi-monthly	150	AR$/bill
Tariff 1- G1	hasta 1.600 kWh-bi-monthly	45	AR$/bill
Tariff 1- G2	1.601 – 4.000 kWh-bi-monthly	150	AR$/bill
Tariff 1- G3	+ 4.000 kWh-bi-monthly	300	AR$/bill
Tariff 2		22%	% over capacity charge
Tariff 3 - LT		20%	% over capacity charge (P & FP)
Tariff 3 - MT		37%	% over capacity charge (P & FP)
Tariff 3 - HT		37%	% over capacity charge (P & FP)
Wheeling System Tariffs
Tariff 2		12.50%	% over capacity charge
Tariff 3 - LT	Peak Cap./Out of Peak	12.50%	% over capacity charge (P & FP)
Tariff 3 - MT	Peak Cap./Out of Peak	12.50%	% over capacity charge (P & FP)
Tariff 3 - HT	Peak Cap./Out of Peak	12.50%	% over capacity charge (P & FP)

Although Edenor has repeatedly requested the application of the MMC and the start of the FTR process to the administrative authorities, both processes are delayed, thus postponing the necessary recognition of the financial and economic equation arrangement in the Concession Agreement. If such delays in the tariff arrangement continue, in addition to the economic reality characterized by the increase in the costs related to the supply of the public service, Edenor’s Board of Directors understands that the situation will result in the negative cash flow and operating results of the next fiscal year, showing a deterioration of the financial ratios.

Nonetheless, although the genuine recovery of Edenor’s economic equation relies on the tariff increases stated in the Memorandum of Understanding, until that happens, the payment of the operational expenses and the execution of the investment plan will depend on the measures implemented by Edenor in order to obtain the necessary economic resources.

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Positioning in the International Market of Edenor’s Residential Tariff

Consumption: 275 kWh per month, in US$ cents per kWh

Note: Edenor’s tariff as of December 2012. These values include all taxes. Exchange rate: AR$4.92/US$.

Source: Edenor.

Positioning in the International Market of Edenor’s Industrial Tariff

Consumption: 1,095 MWh per month – Maximum demand: 2.5 MW at Medium Voltage, in US$ cents per kWh

Note: Edenor’s tariff as of December 2012. These values include taxes, except VAT. Exchange rate: AR$4.92/US$.

Source: Edenor.

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Tariff Situation of Empresa Distribuidora de Energía Norte S.A. (‘Eden’)

In October 2005, Eden signed a Memorandum of Understanding with the Ministry of Infrastructure and Public Services of the Province of Buenos Aires for renegotiating the concession agreement, which was approved by a Provincial Executive Decree in November 2005. Therefore, Eden obtained an 8.5% tariff increase applicable from August 2005 and 3.1% in January 2007, the latter for variation of costs.

In August 2008, a new decree was published which increased the average tariff by 21.6% for the variation of costs. In April 2010, Eden received a new tariff increase of 24% to be applied in three stages throughout 2010.

On June 8, 2011, under Resolution No. 415/11 of the Ministry of Infrastructure of the Province of Buenos Aires, Eden was granted a 9% tariff increase for the variation of costs.

On July 20th, 2012, under resolution No. 243/07, Eden was granted an average tariff increase of 9%, corresponding to 16.0% adjustment of the Distribution Added Value (‘DAV’). The new tariff scheme was applied from July 1, 2012.

During 2012, Eden continued filing reports on updates in the Operating Cost Model and the valuation of the assets made available for the service supply, in accordance with the provisions of the Memorandum of Understanding. The latest filing was made on December 19.

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6.         Relevant Events of the Fiscal Year

6.1 |  Debt Operations of Our Subsidiaries

6.1.1 | Issuance of Bond Notes by Central Térmica Güemes (‘CTG’)

On March 6, 2012, CTG issued Series I Bond Notes, for a nominal value of AR$47.0 million with an interest rate Badlar ‘Privada’ plus 2.9% and with a capital payment in one installment 12 months after the date of issuance; and Series II securities, for a nominal value of AR$51.7 million with an interest rate Badlar ‘Privada’ plus 3.4% and with a capital payment in one installment 18 months after the date of issuance. The interests on both Series were paid on a quarterly basis.

6.1.2 | Issuance of Short-Term Notes by Petrolera Pampa

On May 9, 2012, Petrolera Pampa S.A. (‘Pepasa’) issued Series II Short-Term Notes, with a nominal value of AR$32.6 million and with an interest rate Badlar plus 2.75%. The capital will be paid in one installment 12 months after the date of issuance and the interest is payable on a quarterly basis.

Moreover, on October 3, 2012, Pepasa issued two other Series of Short-Term Notes, both with a capital payable in one installment 12 months after the date of issuance and with interests to be paid on a quarterly basis: Series III, for a nominal value of AR$34.4 million with an interest rate Badlar ‘Privada’ plus 4.25%, and Series IV dollar link, for a nominal value of US$6.5 million with a fixed interest rate of 4.25% and an initial exchange rate of AR$4.6915 per US$1.

6.1.3 | Repurchase of Bond Notes Due to Mature in 2015 by Central Térmica Loma de la Lata (‘CTLL’)

On July 13, 2012, by virtue of the insurance compensations to CTLL [3], the Board of Directors of CTLL decided to use such income to reduce the company’s debt and made an offer to repurchase their outstanding simple Bond Notes, due to mature in 2015, at 11.25% for a nominal value of up to US$25 million cash, for the price of AR$470 per US$100 of the Bond Notes’ face value presented an accepted for its purchase, according to the terms and conditions of the offer.

On July 20, 2012, the repurchase offer was closed for an amount of  nominal value of US$24.3 million of Bond Notes. On July 24, 2012, CTLL paid AR$114.0 million plus accrued unpaid interests for AR$4.8 million.

6.1.4 | Refinancing of CTLL’s Bond Notes Maturing in 2015

On March 1, 2013, CTLL’s Extraordinary General Meeting of Bondholders decided to extend to September 2015 the payment of interests and capital maturities corresponding to 2013. Besides, the Bond Notes may be redeemed without any additional cost for up to US$20 million.

[3] For further information, see section 6.2.1 of this Annual Report.

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6.1.5 | CTG’s Syndicated Loan

On February, 28, 2013, CTG refinanced, through a syndicated loan, the outstanding credit lines for AR$79 million, for a one-year term, payable in two installments:

•           Installment A, for AR$61.3 million, with a variable BADCOR rate plus a margin of 375 basis points; and

•           Installment B, for AR$17.4 million, with a fixed interest rate of 22.25%.

6.2 |  CTLL’s Expansion Project

6.2.1 | Compensation Agreement with Insurance Companies

As a result of the accident that took place on February 8, 2011, during the expansion works on the installed capacity, CTLL filed the necessary claims to collect compensations before the insurance companies, under the builder’s risk insurance that the company had hired.

On June 8, 2012, CTLL signed an agreement with all the co-insurance companies of the expansion works on the mentioned combined cycle (La Meridional Cía. Argentina de Seguros S.A., Allianz Argentina Cía. de Seguros S.A. and Liberty Seguros Argentina S.A.), in which these companies recognized the payment of a compensation to CTLL for a total amount of US$30.5 million for the accident. This amount has been completely cancelled to the date of today.

6.2.2 | Extinction of the Guarantees Issued by Pampa Energía Included in CTLL’s Bond Notes Maturing in 2015

In compliance with all the provisions stated in the Project’s Completion Date, which definition is included in CTLL’s emission prospectus of Bond Notes at 11.25% maturing in 2015, on October 2, 2012, the guarantees issued by Pampa under such Bond Note were considered extinct.

6.2.3 | International Arbitration Against the Expansion Project Contractors

CTLL holds an International Arbitration according to the regulations of the International Chamber of Commerce against the contractors of the expansion of the combined cycle project (Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A. - Unión Transitoria de Empresas and Isolux Ingeniería S.A. and Tecna Proyectos y Operaciones S.A.- Unión Temporal de Empresas, ‘UTE’). The arbitration’s aim is to solve CTLL’s claims against the contractors for the damages suffered due to breach of contract.

In application of its contractual rights, CTLL filed the appropriate claims which were rejected by the UTE. Consequently, CTLL executed the banking guarantees issued under the contracts and rejected to deliver the Provisional Acceptance Certificate for the works.

Related to the mentioned execution of guarantees, on December 1, 2011, the Secretary of the International Chamber of Commerce notified CTLL that an arbitration request was filed by the UTE, by which they claimed (i) the delivery of the formal Provisional Acceptance under the Construction Agreement; (ii) the refund of the sums received by CTLL for the foreclosure of UTE’s guarantees; and (iii) the payment of damages not yet assessed as consequence of non-fulfillment of items (i) and (ii) above.

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Consequently, on December 30, 2011, CTLL rejected the claim and submitted its counterclaim seeking for the integral reimbursement for the damages caused as a consequence of several breaches carried out by the UTE.

On January 26, 2012, CTLL was notified of an extension in the arbitration process by Isolux Ingeniería S.A. and Tecna Proyectos y Operaciones S.A., with the intention of including a claim for damages regarding the execution of a guarantee issued by Commerzbank. Such notification was responded by CTLL and on March 20, 2012, the extension request was revoked by the Spanish court. Therefore, on June 14, 2012, Commerzbank Bank transferred US$13 million to CTLL as payment of the execution of UTE’s guarantee.

Moreover, CTLL requested the Court of Arbitration to allow the introduction of new compensatory claims derived from the damages suffered in the turbine and the generator in November 2012 [4]. The Court of Arbitration passed a legal procedure accepting that CTLL’s petition to be included in the ongoing arbitration. The arbitration process is now at the stage of presentation of claim and counter-claim memorials.

6.2.4 | Turbo Steam’s Technical Failures

On November 14, 2012, the transportation facilities that connect CTLL with the WEM went out of service. This caused that power plant’s gas and steam turbine units to go out of operations. This event took place as the result of unusual operating conditions, and caused severe damages to the turbine and the generator. Consequently, the corresponding reports and notifications were issued to the insurance companies, the contractors in charge and CAMMESA.

As of the day this Annual Report has been issued, CTLL is taking the necessary measures in order to collect the amounts insured in the mentioned insurance contracts and to minimize the losses derived from the WEM Supply Agreement. At the same time, CTLL is also repairing the steam turbine unit, which we estimate it will be ready in the forthcoming months.

6.3 |  Debt Restructuring of Compañía de Inversiones de Energía S.A. (‘CIESA’)

6.3.1 | Transactional Agreement and Debt Partial Cancellation for the Acquisition of CIESA and Other Assets

On July 13, 2012, CIESA, Pampa Energía S.A., Pampa Inversiones S.A., EPCA S.A. and Inversiones Argentina I LLC (collectively called ‘Pampa’), Petrobras Hispano Argentina S.A. and Petrobras Argentina S.A. (collectively called ‘PESA’) reached a transactional agreement by which they gave up all the claims filed between PESA and AEI (and Pampa as assignee of a portion of such claims) in the trial entitled ‘Compañía de Inversiones de Energía S.A. v. AEI f/k/a Ashmore Energy International f/k/a Prisma Energy International Inc., AEI v. Compañía de Inversiones de Energía S.A., Petrobras Hispano Argentina S.A., Petrobras Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena’, being processed in the Court of the State of New York, including claims for damages filed by both parties that had started in 2009 (‘the Conciliation Agreement’).

In the framework of the Settlement Agreement and as a material condition thereto, the aforementioned parties proceeded to completely cancel CIESA’s debt, which was unpaid since 2002 (‘CIESA’s Matured Debt’). In compensation for its part of the cancellation, Pampa received from CIESA:

(i)         The holding of 34,133,200 Class B ordinary shares issued by Transportadora de Gas del Sur S.A. (‘TGS’), representative of 4.3% of the share capital and votes of TGS;

[4] For further information, see Section 6.2.4 in this Annual Report.

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(ii)          A payment of US$87.0 million; and

(iii)         Pampa’s appointment as beneficiary and trustee under the Trust Agreement of August, 29, 2005, of which The Royal Bank of Scotland – Argentine Branch is fiduciary. The bank is the fiduciary holder of 40% of CIESA’s shares (‘Trust Shares’) and, consequently, once the pending government’s approval is obtained, the Trust Shares will be transferred to Pampa, according to the terms of the Restructuring Agreement and its amendments (‘Restructuring Agreement’) duly signed by CIESA and its financial creditors.

At the same time, Pampa used the mentioned funds to cancel US$70 million of the US$90 million loan duly granted by Citibank N.A. and Standard Bank for the acquisition of such assets.

6.3.2 | Suspension of the ‘Enron / Ponderosa vs. Argentina’ Arbitration Trial Before the Court of the International Center for Settlement of Investment Disputes (‘ICSID’)

On July 31, 2012, the CIADI’s Court of Arbitration, according to the instructions imparted by Pampa (as assignor of the rights that emerged from the claim mentioned below), ordered the plaintiffs to suspend the arbitration procedure initiated by Enron Creditors Recovery Corp. (formerly called Enron Corp.) and Ponderosa Assets L.P. against Argentina (Case No. ICSIS ARB/01/03) which originally involved a disputed amount that, to the day of suspension, reached the US$167 million approximately.

The mentioned suspension was requested according to the commitment assumed before the Competition Defense Commission (Comisión de Defensa de la Competencia, ‘CNDC’) and the National Gas Regulatory Body (Ente Nacional Regulador del Gas, ‘Enargas’) by CIESA, EPCA S.A. (formerly called Enron Pipeline Company Argentina S.A.), Petrobras Argentina S.A., Petrobras Hispano Argentina S.A. and Pampa on August 29, 2011, in the framework of the procedures initiated before both bodies resulting from the approbation of CIESA’s Restructuring Agreement, signed on September 1, 2005 and modified on 05/31/2006, 08/23/2007, 08/25/2008, 05/17/2011 and 07/13/2012 (‘Restructuring Agreement’). The government’s approbation was still pending to the day this Annual Report was issued.

6.4 |  Sales of Assets That Belonged to Our Subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)

6.4.1 | Sale of Distribuidora de Electricidad de Salta S.A. (‘Edesa’)

On April 23, 2012, Edenor’s Board of Directors accepted the purchase offer letter issued by Salta Inversiones Eléctricas S.A. (‘Siesa’) on April 16, 2012, by which Siesa made Edenor and its subsidiary Emdersa Holding S.A., an offer for the acquisition of the shares representative of: (i) 78.44% of the share capital and voting rights of Edesa Holding S.A., a company that resulted from the spin-off of Empresa Distribuidora Eléctrica Regional S.A (‘Emdersa’) [5], holder of 90% of the capital shares and voting rights of Edesa, which is, at the same time, holder of 99.99% of the capital shares and voting rights of Empresa de Sistemas Eléctricos Dispersos S.A. (‘Esed’), and (ii) the remaining 0.01% of Esed.

On May 10, 2012, Edenor was paid AR$83.8 million. The remainning, which amounts to US$3 million, must be cancelled by the buyer in five annual and consecutive installments, the first of which is due to mature on May 5, 2013.

Additionally, in compliance with the agreement between the companies, Edesa paid off the credit owed to Edenor that amounted to AR$131.3 million plus AR$5.9 million as accrued interests as of the day of cancellation.

[5] For further information, see Section 6.4.3 in this Annual Report.

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6.4.2 | Sale of Empresa Distribuidora de Electricidad del Norte (‘Eden’)

After the end of 2012 fiscal year, Edenor received offers from two investment groups to acquire AESEBA S.A. (‘AESEBA’), Eden’s controlling company. On February 27, 2013, Edenor’s Board of Directors unanimously approved the Offer Letter submitted by Servicios Eléctricos Norte BA S.L. (‘SENBA’) for the acquisition of the shares representative of 100% of the share capital and voting rights of AESEBA. The price offered by the buyer will be paid with Edenor’s bond notes for an amount equivalent to US$80 million as of the day of acceptance. Such delivery will be guaranteed by SENBA’s contribution to a trust of AR$300 million in Argentine’s sovereign debt titles. Moreover, as guarantee of compliance with its obligations, SENBA made a deposit to Edenor of US$3 million.

6.4.3 | Emdersa’s Reorganization

On October 10, 2012, the Superintendence of Corporations (Inspección General de Justicia, ‘IGJ’) registered the creation of Edesal Holding S.A., Edesa Holding S.A. and EGSSA Holding S.A., which were formed after Emdersa’s spin-off. On November 8, these new companies were authorized by the National Securities Commission to become part of the public offering for the total of its capital shares. Moreover, in November 2012, Buenos Aires Stock Exchange approved its quote and the share exchange in Caja de Valores S.A. was executed.

6.4.4 | Closing of the Sales of Edesa, Empresa Distribuidora San Luis S.A. (‘Edesal’) and Emdersa Generación Salta S.A. (‘EGSSA’)

Once Emdersa’s spin-off process had concluded and it was registered in the IGJ, the following shares were issued:

•           Shares representative of 78.44% of the share capital and voting rights of Edesa Holding, holder of 90% of the shares and voting rights of Edesa. Deutsche Bank trust transferred to Emdersa Holding all of Emdersa’s shares that had been transferred as trust property by SIESA and Emdersa Holding, being SIESA holder of 78.44% of the share capital and voting rights of Edesa Holding;

•           Shares representative of 78.44% of the share capital and voting rights of Edesal Holding, holder of 99.99% of the shares and voting rights of Edesal. Deutsche Bank trust transferred to Emdersa Holding all of Emdersa’s shares that had been transferred as trust property by Rovella Carranza and Emdersa Holding, being Rovella Carranza holder of 78.44% of the share capital and voting rights of Edesal Holding; and

•           Shares representative of 78.44% of the share capital and voting rights of EGSSA Holding, owner of 99.99% of the shares and voting rights of EGGSA. The transfer to Pampa of 78.44% of the share capital and voting rights of EGGSA Holding was carried out.

6.5 |  Edenor’s Partial Payment to CAMMESA. ENRE’s Payment Notification

With the aim of preserving and guaranteeing the public service concession, and in order to bring relief to the economic situation it is undergoing due to the cash deficit, as of October 2012, Edenor decided to use its exceeding cash balances to temporarily and partially cancel its debts to CAMMESA, after settling the necessary compromises to ensure the provision of the public service by Edenor, including the ongoing investment plans and the operation and maintenance tasks.

After the mentioned measure, on October 25 and November 5, 2012, the National Electricity Regulatory Body and CAMMESA respectively, demanded the settlement of Edenor’s debt to CAMMESA. Edenor answered the Regulatory Body rejecting its enforcement for such demand as it is a matter between third parties. Moreover, Edenor answered to CAMMESA indicating that the cash deficit does not allow to totally settle its debt with said company, resulting in a matter of major force as Edenor does not have the possibility of tariff increase to collect the necessary revenues to cancel said debt. At the same time, Edenor has to maintain the priority to the operation of the public service.

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6.6 |  ENRE’s Resolution Nº 347/2012

Due to the critical situation in the national electricity system, on November 23, 2012, the ENRE passed Resolution No. 347/2012, by which the distribution companies under their scope – Edenor and Edesur– were authorized to apply, in the bills to be invoiced from the passing of the Resolution, a fixed amount to Tariff 1 users and a variable amount to Tariffs 2 and 3 users, which will be calculated from a percentage of the respective power capacity payments. Such amounts will be itemized in the users’ bills and will be deposited in a special account managed by a Trust to be exclusively used for distribution infrastructure capex and facilities’ maintenance.

According to what is stated in said Resolution, on November 29, 2012, Edenor a Trust Agreement with Nación Fideicomisos S.A., as Trustee, by which Edenor has to cede and transfer to the Trustee, as for Trust property, the collected fixed amounts defined in Resolution No. 347, which will become assets held in Trust. Such contract was ratified and approved by Edenor’s Board of Directors on December 11, 2012.

6.7 |  CAMMESA’s Financing to Central Piedra Buena S.A. (‘CPB’)

6.7.1 | 2011 Winter Plan

On September 28, 2010, the SE instructed CAMMESA, under Note 6157/10, to request the WEM’s Generating Agents with turbo steam heat generating units to propose the works needed to increase the generated power of their units, which will have to be available before the winter of 2011.

In October 2010, CPB formalized before CAMMESA its proposal for the works destined for increasing the power capacity that can be generated. On October 28, 2010, CAMMESA informed the SE the result of the proposal, explaining that CPB’s project was one of the most convenient and defining the approved works for its execution. The SE approved the project by Note 7375/10 on November 6, 2010, and instructed CAMMESA to grant the required financing according to Resolution SE 146/02 and Notes 6157/10 and 7375/10. Consequently, on March 21, 2011, CPB signed a loan contract with CAMMESA by which the financing was formalized for an amount equivalent to AR$56.8 million.

The funds that resulted from the agreement were used to pay a part of the works and/or the maintenance necessary to increase the available power of CPB’s turbo steam units and were disbursed in the form of advanced payment and partial advances, according to the development of the works, certified by documents issued by CPB and subjected to the availability of CAMMESA’s funds and to the SE’s instructions.

On May 31, 2011, CPB concluded the promised works and, from July 2011, the units were subjected to the minimum availability control stated in the loan agreement signed with CAMMESA. Moreover, the cancellations of the capital installments described in the loan contract began to be registered.

On January 27, 2012, CPB signed and addenda to the loan contract with CAMMESA, by which the financing amount was increased to AR$69.6 million, due to CPB’s request and approved by the SE. On June 30, 2012, CPB received from CAMMESA the amount agreed in the mentioned contract and its increase.

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6.7.2 | Maintenance Financing for 2012 – 2013

On January 8 and 22, 2013, CAMMESA granted CPB a AR$32,7 million funding to be used for works on the turbo steam units of the plant, included in the Investment Plan 2011 – 2016. As of the day this Annual Report was issued, CPB had received AR$19 million.

Moreover, it was stipulated that CPB must start cancelling the financing funds at the moment the total amount of the advanced financing is granted or 12 months after the first payment, whatever happens first, in 18 monthly consecutive installments with an interest rate equivalent to the average yield obtained by CAMMESA.

6.8 |  Relevant Events about Empresa Distribuidora de Energía Eléctrica de La Rioja S.A. (‘Edelar’)

6.8.1 | Modification to the Offer of Andes Energía Argentina S.A. (‘Andes’)

On March 26, 2012, Edenor’s Board of Directors approved the last modification to Andes’ payment schedule, considering the Offer Letter dated 09/14/2011 and the Amendments dated 12/15/2011, 12/29/2011 and 01/30/2012, for the purchase of 78.44% of Edenor’s indirect shares in Edelar, for a price of US$20.3 million.

According to the approved modification, the due date of Andes’ payment of US$1 million as partial payment and irrefutable manifestation of its willingness to execute the option was extended until June 30, 2012 (‘Date of Execution of the Option’).

However, after the expiration of the Date of Execution of the Option, on July 2, 2012, Edenor received a new extension request from Andes to execute the purchase option, which, to the day this Annual Report was issued, had not been granted.

6.8.2 |         Capital Increase

On April 19, 2012, Emdersa, as shareholder of 99,99% of Edelar’s capital shares, and La Rioja’s governmental authorities signed a Memorandum of Understanding in which the Province of La Rioja expressed its intention as well as Emdersa its agreement, to join the Province of La Rioja as Edelar’s shareholder with a capital contribution of US$12.3 million, which will represent 32% of Edelar’s share capital and will be paid in kind by transferring to Edelar the propriety of some electricity facilities that, to the date of today, belong to the Province of La Rioja.

On May 17, 2012, Emdersa’s Board of Directors approved the aforementioned increase. The approbation from the Executive Power of La Rioja is still pending.

6.8.3 | Law for the Creation of the Electricity Emergency Provincial Fund (‘FOPEE’)

On December 17, 2012, Edelar was informed about the passing of the Provincial Law Nº 9,323 and the Provincial Decree Nº 1824/12. This law resolves: (i) to declare an emergency state of the provision of generation, transportation and distribution services of electricity power that form the electricity system of La Rioja; (ii) to empower the Provincial Executive Power to pass the necessary measures in order to guarantee the supply of electricity power to the population of La Rioja; (iii) to create the Electricity Emergency Provincial Fund (‘FOPEE’), destined to finance infrastructure works and composed of a surcharge in the electricity power consumption, to be determined by the Provincial Executive Power and by the Provincial State’s contributions, among other funds; and (iv) the creation of a Monitoring

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Legislative Committee whose duties will be, among others, to approve the tariff schemes and to manage, grant and withdraw subsidies.

Moreover, under the Decree, the Provincial Executive Power, within the framework of the Law, instructed the EUCOP (Provincial regulation entity) to implement the necessary measures so that any amount of money received by Edelar or generated by the provision of electricity power service distribution is destined to the maintenance and continuity of such service.

Additionally, Edelar was informed about the passing of a resolution by the EUCOP’s Board of Directors, under which Edelar was ordered to: (i) use funds according to an order of priority; (ii) submit a monthly Expenses and Investment Plan that includes the money outflow planned for the subsequent month; and (iii) to issue a monthly accountability report. Edelar appealed against the resolution, which it was rejected by the EUCOP.

6.9 |  Tariff Increase for Eden

On July 20, 2012, under resolution No. 243/07, Eden was granted an average tariff increase of 9% that represents an adjustment of 16.0% of the Distribution Added Value (‘DAV’). The new tariff scheme came into force on July 1, 2012.

6.10 |          Association Between Petrolera Pampa and Petrobras for the Exploitation of New Fields in Neuquén

On February 8, 2013, Petrobras Argentina S.A. (‘Petrobras’), accepted a proposal by Petrolera Pampa S.A. (‘Pepasa’), Pampa’s subsidiary, for investing in the area known as ‘El Mangrullo’, located in the Province of Neuquén, with the aim of reaching a 400,000 m3 production per day (‘Plateau’) for a period of 4 years.

According to the proposal’s terms, Pepasa has committed to invest up to US$22 million in the drilling of 4 wells to achieve the Plateau. As compensation, Pepasa will be able to have free disposal at wellhead and to commercialize 43% of hydrocarbons resulting from the engaged investments. Moreover, if the drilling of additional wells was necessary (a maximum of 5 wells is estimated) to keep the total production during the mentioned period, Pepasa and Petrobras would pay the costs of the new wells with their corresponding share percentages.

It is important to highlight that this proposal, together with previous agreements between the parties, will increase Pepasa and Petrobras’ hydrocarbon production in ‘El Mangrullo’ to 800,000 m3 per day for its commercialization under Gas Plus Program.

6.11 |          Other Relevant Events

6.11.1 | Pampa, Edenor and Transener’s Board of Directors Appointment

On April 27, 2012, the Ordinary and Extraordinary General Meeting of Shareholders of Pampa approved the appointment of the Board of Directors’ members. Regarding the former composition of the Board of Directors, Emmanuel Antonio Agis was appointed Director, by cumulative vote of the National Social Security Administration (‘ANSES’), as replacement for Diana Elena Mondino, and Eduardo Pablo Setti was appointed Alternate Director as replacement for Silvestre Hernán Bisquert.

On April 27, 2012, the Ordinary and Extraordinary General Meeting of Shareholders of Edenor approved the appointment of the Board of Directors’ members. Regarding the former composition of the Board of Directors, by vote of Class B Shareholders, Emmanuel Antonio Álvarez Agis, Patricia Charvay, Federico Gosman, Santiago López Alfaro and Lisandro Cleri were appointed Directors as replacement for Edgardo Volosín, Alfredo Mac Laughlin, Ricardo Torres, Diego Salaverri and Eduardo Quiles; Lucía Gutiérrez, Edgardo Ruibal, Diego Leiva, Eduardo Endeiza and Pablo Martínez Burkett were appointed Class B Alternate Directors as replacement for Alejandro Mindlin, Maia Chmielewski, Gabriel Cohen, Eduardo Maggi and Rafael Mancuso. Moreover, by vote of Class A Shareholders, Ricardo Torres, Marcos Marcelo Mindlin, Pablo Díaz, Gustavo Mariani, Maximiliano Fernández, Eduardo Llanos and Edgardo Volosín were appointed Class A Directors as replacement for Alejandro Macfarlane, Luis Pablo Rogelio Pagano and Damián Mindlin. Moreover, the Meeting appointed Diego Salaverri, Jaime Barba, Damián Mindlin, Leandro Montero, Daniel Flaks, Mariano Batistella and Diana Mondino Class A Alternate Directors as replacement for Javier Douer, Jorge Grecco, Pablo Díaz, Ariel Schapira, Brian Henderson and Ricardo Sericano.

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On April 12, Transener’s Ordinary General Meeting of Shareholders and Class A and B Special Meetings approved the appointment of members for the Board of Directors. Regarding the former composition of the Board of Directors, by vote of Class A Shareholders, Gonzalo Venancio, Leopoldo Elíes and Gerardo Luis Ferreyra were appointed Directors; and Gabriel Cohen, Gustavo Mariani, Brian Robert Henderson and Osvaldo Antenor Acosta were appointed Class A Alternate Directors. The Directors Marcos Marcelo Mindlin and Rubén Fernandez Rienzi and the Alternate Director Héctor Hugo Nordio were re-elected by the aforementioned Class A Shareholders. Moreover, by vote of Class B Shareholders, Emmanuel Antonio Álvarez Agis, Lucía Belén Gutiérrez and Eduardo Pablo Setti were appointed Class B Directors; and María José van Morlegan, Pablo Martinez Burkett and Edgardo Ruibal were appointed Class B Alternate Directors. The Directors Carlos Santiago Pierro and Luis A. Vitullo were re-elected by the aforementioned Class B Shareholders.

6.11.2 | Merger of Companies

On December 30, 2011, Pampa’s Board of Directors decided to begin the necessary procedures to jointly absorb Pampa Generación S.A., Inversora Ingentis S.A. and the spun-off assets and liabilities corresponding to Powerco S.A.’s investment activity. It seems beneficial for the four companies to merger under the terms of tax neutrality into one company, in order to optimize their resources by simplifying their administrative and operational structure.

Subsequently, on April 27, 2012, Pampa’s Ordinary and Extraordinary General Meeting of Shareholders approved the aforementioned merger, which is in force as of January 1, 2012.

6.11.3 | Reversion of the Advance Dividend

On March 2, 2012, Pampa announced that the Company’s Board of Directors decided to cancel the early dividend for the amount of AR$17,086,041.63 which was duly approved on January 4, 2012.

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7.         Description of Our Assets

Pampa Energía S.A. is the largest fully integrated electricity company in Argentina. Through our subsidiaries, we are engaged in the generation, transmission and distribution of electricity in Argentina:

Our generation segment has an installed capacity of approximately 2,217 MW, which amounts to 7.1% of Argentina’s installed capacity.

Our transmission segment co-controls the operation and maintenance of the Argentine high voltage transmission network, which extends over more than 11.7 thousand km of our own lines and 6.2 thousand km of high voltage lines owned by Transba. Transener transports 95% of the electricity in Argentina.

Finally, our distribution segment is composed of Edenor, the largest distributor of electricity in Argentina, with more than 2.7 million customers and a concession area that covers the northern region of the City of Buenos Aires and the northwestern region of Greater Buenos Aires, and Edenor’s subsidiaries Eden, with more than 340,000 customers, which serves the northern and central region of the Province of Buenos Aires.

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Corporate Structure as of December 31, 2012

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7.1 |  Electricity Generation

Pampa’s electricity generation assets include its shares in Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A., Central Térmica Loma de la Lata S.A., Central Piedra Buena S.A. and Emdersa Generación Salta S.A. (whose asset is Central Térmica Piquirenda, ‘CTP’).

The following table summarizes Pampa’s electricity generation assets:

Note: Gross Margin before amortization and depreciation charges. Electricity sales do not include the GWh physical equivalents according to Note 6,866/09. 1 CTG includes results through Powerco. 2 CTLL’s installed capacity includes 178 MW from closing of the combined cycle, which started commercial operations on November 1, 2011 at 165 MW.

The following chart shows Pampa’s market share in the electricity generation segment, measured in terms of net generation in 2012:

Net Electricity Generation 2012

100% = 124,565 GWh

Source: CAMMESA. Net pump Hydroelectric Power Generation.

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Hidroeléctrica Los Nihuiles S.A. (‘HINISA’)

In June 1994, HINISA was granted a thirty-year concession for the generation, sale and commercialization of electricity from the Nihuiles hydroelectric system (the ‘Los Nihuiles System’). Located on the Atuel river, in the Province of Mendoza, the Los Nihuiles System has an installed capacity of 265.2 MW, which represents 0.9% of Argentina’s installed capacity, and is composed of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam. The Los Nihuiles System extends for a total distance of approximately 40 km with a height differential between 440 m and 480 m. From 1990 to 2012, its annual average generation was 884 GWh, with the highest level of generation (1,250 GWh) reached in 2006 and the lowest level (586 GWh) recorded in 2011.

HINISA’s revenues are composed of the sales of energy and capacity. Total revenues for the fiscal year that ended on December 31, 2012 were AR$180 million, corresponding to a net generation of 689 GWh, 17.5% higher than in 2011, for a hydraulic contribution of 732 Hm3, 2.2% higher than in 2011. HINISA made 53% of its sales in the spot market.

The following table shows certain relevant statistical data on Hidroeléctrica Los Nihuiles:

	2008	2009	2010	2011	2012
Net Generation (GWh)	886	854	778	586	689
Energy Purchases (GWh)	370	308	302	287	276
Total Energy Sales (GWh)	1.256	1.162	1.080	873	965

Average Price (AR$ / MWh)	121,3	133,5	158,7	190,7	186,2
Average Gross Profit (AR$ / MWh)	54,1	60,3	66,0	63,6	59,9

Note: Gross Margin before amortization and depreciation charges.

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Hidroeléctrica Diamante S.A. (‘HIDISA’)

In October 1994, HIDISA was granted a thirty-year concession for the generation, sale and commercialization of electricity from the Diamante hydroelectric system (the ‘Diamante System’). Located on the Diamante River, in the Province of Mendoza, the Diamante System has an installed capacity of 388.4 MW, which represents 1.2% of Argentina’s installed capacity, and is composed of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre). The Diamante System extends for a total distance of approximately 55 km with a height differential between 873 m and 1,338 m. From 1990 to 2012, its annual average generation was 595 GWh, with the highest level of generation (943 GWh) reached in 2006 and the lowest level (375 GWh) recorded in 1997.

HIDISA’s revenues are composed of the sales of energy and capacity. Total revenues for the fiscal year that ended on December 31, 2012 were AR$156 million, corresponding to a net generation of 441 GWh, 8.7% higher than in the same period of 2011, with a hydraulic contribution of 728 Hm3, 5.5% higher than in 2011. The increase in the generation was caused by a higher volume of contributions and irrigation. HIDISA made 45% of its sales in the spot market.

The following table shows certain relevant statistical data on Hidroeléctrica Diamante:

	2008	2009	2010	2011	2012
Net Generation (GWh)	617	600	538	406	441
Energy Purchases (GWh)	351	327	313	300	280
Total Energy Sales (GWh)	968	927	851	706	721

Average Price (AR$ / MWh)	142,4	160,6	183,2	217,9	215,9
Average Gross Profit (AR$ / MWh)	56,7	65,4	64,0	44,1	49,1

Note: Gross Margin before amortization and depreciation charges.

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Central Térmica Güemes S.A. (‘Güemes’ o ‘CTG’)

Central Térmica Güemes is located in the northwestern region of Argentina, in the City of Gral. Güemes, Salta. Privatized in 1992, it has a 261 MW open cycle thermal electricity generation plant and the incorporation in September 2008 of a General Electric natural gas-powered turbo generator group of 100 MW, amounting to a total of 361 MW, which represents 1.2% of Argentina’s installed capacity. From 1993 to 2012, its average annual generation was 1,830 GWh, with the highest level of generation (1,903 GWh) reached in 1996 and the lowest level (1,030 GWh) recorded in 2003.

CTG is in a privileged location due to its proximity to the gas fields in the Argentine northeast basin, which allows it to get supply contracts at very competitive conditions in terms of price, quality, volume and delivery conditions throughout the year.

CTG’s revenues are mainly composed of the sales of energy and capacity. Total revenues for the fiscal year that ended on December 31, 2012 were AR$455 million, corresponding to a net generation of 1,533 GWh, 16.9% lower than in 2011. This reduction is explained by the greater restrictions on the consumption of natural gas in the area and maintenance works planned during the second quarter of 2012.

Furthermore, in January 9, 2012, the contract of electricity and capacity exports with UTE Uruguay was renewed. However, in 2012, CTG did not get CAMMESA’s authorization to export, while in 2011, it exported a total amount of 25 GWh.

The following Table shows certain relevant statistical data on Central Térmica Güemes:

	2008	2009	2010	2011	2012
Net Generation (GWh)	1.724	1.699	1.533	1.846	1.533
Energy Purchases (GWh)	252	521	640	480	483
Total Energy Sales (GWh)	1.976	2.220	2.172	2.325	2.016

Average Price (AR$ / MWh)	167,5	197,5	233,0	224,1	226,0
Average Gross Profit (AR$ / MWh)	62,8	77,9	76,4	64,8	49,6

Note: Gross Margin before amortization and depreciation charges. It includes results through Powerco.

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Central Térmica Loma de la Lata S.A. (‘CTLL’)

Central Térmica Loma de la Lata is located in Loma de la Lata, Province of Neuquén. The plant was built in 1994 and is composed of three gas turbines with an installed capacity of 375 MW and the addition of a 178 MW Siemens steam turbine for combined cycle closing.

On November 1, 2011, Compañía Administradora del Mercado Mayorista Eléctrico S.A. (‘CAMMESA’) granted the commissioning of CTLL’s installed capacity expansion works and approved it to start commercial operation in the Wholesale Electricity Market with a capacity of 165 MW. However, on November 14, 2012, some technical failures were detected in CTLL’s turbo steam unit. This happened under unusual operating conditions and caused severe damages to the turbine and the generator. Consequently, the corresponding reports and notifications were issued to the insurance companies, against the contractors in charge and CAMMESA. To the date this Annual Report has been issued, CTLL has been taking the necessary steps in order to be able to cash the amounts insured in the mentioned insurance contracts and to minimize the losses derived from the WEM Supply Agreement. At the same time, it is repairing the turbo steam unit, which we hope will be ready in the coming months.

From 1997 to 2012, the average annual generation was 1,283 GWh, with the highest level of generation (2,479 GWh) reached in 2012 and the lowest level (272 GWh) recorded in 2002.

Like CTG, CTLL is in a privileged location due to its proximity to one of the largest gas fields in Latin America, also named Loma de la Lata.

CTLL’s revenues are mainly composed of the sales of energy and capacity. Total revenues for the fiscal year that ended on December 31, 2012 were approximately AR$722 million, corresponding to a net generation of 2,479 GWh, 109.2% higher than in 2011. Such increase is mainly explained by the commercial commissioning of the combined cycle.

The following table shows certain relevant statistical data on Loma de la Lata:

	2008	2009	2010	2011	2012
Net Generation (GWh)	1.745	926	448	1.185	2.479
Energy Purchases (GWh)	72	26	29	14	290
Total Energy Sales (GWh)	1.817	952	476	1.199	2.769

Average Price (AR$ / MWh)	106,4	136,1	192,7	202,9	260,8
Average Gross Profit (AR$ / MWh)	27,5	24,2	24,0	58,6	120,2

Note: Gross Margin before amortization and depreciation charges.

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Central Piedra Buena S. A. (‘CPB’)

Central Piedra Buena is located in the port of Ingeniero White, close to the City of Bahía Blanca, province of Buenos Aires. The plant has 2 turbines of 310 MW each, amounting to 620 MW which represents 2.0% of Argentina’s installed capacity. The boilers can be indistinctly fed with natural gas or fuel oil.

The supply of natural gas is made through a 22 km gas pipeline owned by CPB, which CPB also operates and maintains, and which connects to the main gas pipeline system of Transportadora Gas del Sur. Furthermore, CPB has two tanks for the storage of fuel oil with a combined capacity of 60,000 m3. From 1997 to 2012, its average annual generation was 2,106 GWh, with the highest level of generation (3,434 GWh) reached in 2011 and the lowest level (189 GWh) recorded in 2002.

CPB’s revenues are mainly composed of the sales of energy and capacity. Total revenues for the fiscal year that ended on December 31, 2012 were AR$2,068 million, corresponding to a net generation of 3,265 GWh, 4.9% lower than in 2011. Such decrease is mainly explained by the greater use of the hydroelectric power generation system, restrictions to the consumption of fuel and the fact that the steam turbine went out of order due to an electrical failure in August 2012.

The following table shows certain relevant statistical data on Central Piedra Buena:

	2008	2009	2010	2011	2012
Net Generation (GWh)	3.312	2.390	2.646	3.434	3.265
Energy Purchases (GWh)	415	808	755	718	565
Total Energy Sales (GWh)	3.727	3.198	3.401	4.152	3.829

Average Price (AR$ / MWh)	261,3	255,2	398,5	424,0	540,0
Average Gross Profit (AR$ / MWh)	20,4	13,8	28,3	28,9	1,7

Note: Gross Margin before amortization and depreciation charges.

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Central Térmica Piquirenda (‘CTP’)

Central Térmica Piquirenda is located in the northwestern region of Argentina, in a location known as Piquirenda, District of Aguaray, Secretariat of General San Martín, Salta. The construction started at the beginning of 2008 and finished in 2010. It has a 30 MW thermoelectric power generation plant comprised by ten GE Jenbacher JGS 620 gas-powered motor-generators, which represent 0.1% of Argentina’s installed capacity.

CTP started commercial operation on May 3, 2011. On July 15, 2011, CTP signed the Supply Contract with the WEM under Resolution SE 220/07. The agreed prices are US$18,000/MW per month and the amount recognized as maintenance and operating costs is US$10/MWh, adding a variable price for cost of fuel. On July 14, 2011, under SE Note No. 4997, the SE authorized CTP to use Gas Plus as generation fuel.

CTP’s revenues are mainly composed of the sales of energy and capacity. Total revenues for the year that ended on December 31, 2012 were AR$45 million, corresponding to a net generation of 110 GWh, 65.1% higher than in 2011, which is mainly attributable to a generation for a 12-month period during 2012, compared to the 8-month operation in 2011.

The following table shows certain relevant statistical data on Central Térmica Piquirenda:

	2011	2012
Net Generation (GWh)	66	110
Energy Purchases (GWh)	-	-
Total Energy Sales (GWh)	66	110

Average Price (AR$ / MWh)	388,0	420,9
Average Gross Profit (AR$ / MWh)	125,8	231,3

Note: Gross Margin before amortization and depreciation charges.

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Financial Debt

Until December 31, 2012, the financial debt (excluding accrued interest) in the electricity generation segment had increased to AR$1,111 million. The following table shows the breakdown of the financial debt by company and currency:

Subsidiary	AR$ millions	Average Annual Interest Rate	US$ millions	Average Annual Interest Rate
CPB	3	20.5%	-	-
CTG	177	20.3%	8	5.3%
CTLL	80	19.4%	165	11.5%
N&D	-	-	-	-
Total	260		173

* The interest rate does not consider loans with related companies.

Until December 31, 2012, CPB’s debt amounted to AR$3.3 million, showing a significant reduction in comparison with the AR$173 million of December 2011. This reduction was mainly due to the cancellation of the duly issued Short-Term Notes.

In the case of CTG, the net debt remained relatively constant in relation to December 2011 (from AR$210 million in 2011 to AR$200 million in 2012). During 2012, CTG issued bond notes in pesos, the funds were used to settle some bank loans, diversifying its debt structure, mainly from banks, since the date of issuance.

Besides, CTLL substantially reduced its net debt in comparison with 2011 (from AR$1,082 million in 2011 to AR$803 million in 2012), mainly due to the re-purchase of bond notesbond notes made in the present fiscal year for, approximately, US$25 million6.

In relation to risk ratings, Fitch Argentina Calificadora de Riesgo lowered its calification of CTLL’s bond notes from ‘A (arg)’ to ‘BBB’ with a negative outlook due to the economic impact of the catastrophe in the combined cycle of such plant during 20127. As regards Moody’s Latin America, it kept its rating in ‘B3/A3.ar’ at the global scale and national scale respectively, with a negative outlook.

Additionally, Fitch Argentina Calificadora de Riesgo gave during 2012 the classification ‘A (arg)’ to CTG’s Type I and II bond notes. Due to changes in the sovereign risks and risks related to the sector in which CTG performs its duties, Fitch decided to lower CTG’s classification to ‘A- (arg)’.

As CPB has not issued Short-Term Notes, it has not been classified.

6 For further information, see Section 6.1.3 in this Annual Report.

7 For further information, see Section 6.2.4 in this Annual Report.

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7.2 |  Electricity Transmission

Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

Transener is the leading company in the public service of extra high voltage electricity transmission of Argentina. It holds a concession over Argentina’s extra high voltage electricity transmission network composed by 11,656 kilometers of transmission lines and 41 transforming substations, apart from the 6,158 kilometers of lines and 92 transforming substations that comprises the network managed by Transener’s controlled company, Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires (‘Transba S.A.’, of which Transener holds 90%). Thus, Transener operates 95% of Argentina’s high voltage electricity lines.

The following table summarizes Transener’s main technical and financial indicators:

	2011	2012
Technical Information
Transener Transmission Lines (Km)	11,664	11,656
Transba Transmission Lines (Km)	6,110	6,158

Financial Information*
Net Sales**	522.9	528.9
Fiscal year comprehensive results	(53.8)	(105.8)
Attributable to company’s shareholders	(51.9)	(103.7)

Net cash flow provided by operating activities	47.0	18.0
Net cash flow used in investment activities	(78.1)	(74.0)
Net cash flow used in financing activities	103.9	51.9

Current assets	335.3	395.3
Non-current assets	1,301.4	1,257.7
Total Assets	1,636.6	1,653.1
Current liabilities	162.1	294.9
Non-current liabilities	855.8	845.2
Total Liabilities	1,017.8	1,140.1
Minority Interest	27.4	25.3
Shareholder’s Equity	591.4	487.7

* Figures taken from the consolidated annual financial statements, stated in millions of Pesos.

** The figures only reflect the continuous operations.

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Operation and Maintenance

Argentina’s Extra High Voltage National Interconnected System operated and maintained by Transener is subjected to higher and higher load conditions every year. Although during 2012 the highest historical winter peak of 21,564 MW was not exceeded, the historical record in summer demand was broken, reaching a value of 21,949 MW (20,513 MW in 2011). The same happened regarding the energetic aspect, as the demand peak is extending more and more in time, resulting in an increase in the energy.

Despite the high solicitations in the system, the service quality has been totally acceptable throughout the year 2012 for the values required for a company such as Transener, which has finished the year with a Failure Rate equal to 0.39 failures per every 100 kilometers of line, in consistence with international parameters accepted for companies which operate and maintain extra high voltage transmission systems.

The following chart shows the failure rate according to the service rendered by the company:

Failure Rate

(Rate per 100 km of 500 kV lines)

Source: Transener.

Investments

Transener continued with an investment plan to ensure the operational capacity of the system, making, in 2012, investments that amounted to, approximately, AR$76.3 million.

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Business Development

Services Related to Electricity Transmission

Since its very beginning, the company has performed activities consisting in operation, maintenance and other services, such as specific trials hired by customers in the private sector who own transmission facilities both for their private use and as public utilities (Independent Transmission Companies and International Transmission Companies). For all the contracts on the provision of services, all the necessary proceedings have been carried out in order to maintain the actual values of Transener’s remuneration.

At the end of the fiscal year, the facilities served by Transener under these agreements include:

•           3.169 km of 500 kV lines;

•           210 km of 220 kV lines;

•           38 km of 132 kV lines.

Engineering Services – Works

In relation with the works for expanding the electricity system, Transener has focused its activities in those works for which it has competitive advantages, prioritizing the works to be executed in the 500 kV system.

The execution of an important program of works to expand the transmission system has resulted not only in the growth of operation and maintenance services but also in a significant demand for other services, such as: preparation of bid documentation, electrical studies, implementation of systems to control generation and demand (Automatic Generation Disconnect systems and Automatic Demand Disconnect systems), trials and commissioning for electrical substations. The proven experience and professional quality of Transener’s technical support team have been a vital factor for the clients when deciding to delegate certain crucial works.

Besides, works on the implementation of Comahue Cuyo Automatic Generation Disconnect have begun, comprising studies, communication and control equipment installation and the commissioning of the new automation. These works were hired by LICCSA.

As regards the Binational Entity Yacyretá, the consulting works for the interconnection of such Station with the ET Ayolas 500 kV are already taking place. The mentioned contracts and other of less importance represented revenues for, approximately, AR$18 million during the fiscal year.

Communications

The supply of infrastructure services to several communication companies, which comprise both the assignment of dark fiber optics over the system owned by the communication company (Fourth Line) as well as leases of space in the microwave stations and in their antenna-supporting structures continued during 2012. The increasing demand from mobile communications companies has led to a significant increase in these revenues both in terms of volumes and of higher prices.

Additionally, Transener continued to supply operational communications and data transmission support services to the electricity market agents.

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Financial Situation

Given the uncertainties surrounding Transener and Transba’s tariff schemes, the criteria governing their treasury activities was prudent in 2012, aimed at ensuring network operation through optimized cash management in order to reduce risks and improve coverage and performance.

As a result of the transactions made during this fiscal year and, mainly, during 2011, the net financial debt until December 31, 2012 amounts to US$156.5 million in principal, and Transener shall not have any considerable refinancing needs until the year 2021.

In relation to Transener’s risk rating, Standard & Poor’s changed its domestic ratings to ‘raB’ negative and its global rating to ‘CCC’ negative for foreign and local currency.

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7.3 |  Electricity Distribution

As of December 31, 2012, Pampa’s electricity distribution assets include its interests in Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’) and Empresa Distribuidora de Energía Norte S.A. (‘Eden’).

The following table summarizes the electricity sales and customers of Pampa’s electricity distribution assets [8] :

The following table shows Pampa’s market share in the electricity distribution segment in 2012:

Total Electricity Distribution 2012

100% = 94,226 GWh

Source: CAMMESA y ADEERA.

[8] Note that the sales of Empresa Distribuidora de Electricidad de La Rioja S.A. (‘Edelar’), Empresa Distribuidora San Luis S.A. (‘Edesal’) and Empresa Distribuidora de Electricidad de Salta S.A. (‘Edesa’) are included until March 31st, 2012, when they were considered as being in sale process according to accounting rules. As of December 31st, 2011, Pampa’s electricity distribution assets included its interests in Edenor, Eden, Edelar, Edesa and Edesal.

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Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)

Edenor is Argentina’s largest electricity distributor in terms of customer portfolio and electricity sold (measured both in GWh and in Pesos). Edenor has been granted a concession to distribute electricity on an exclusive basis in the northwest of Greater Buenos Aires and in the north of the City of Buenos Aires, which spans over 4,637 square kilometers and has approximately 8 million inhabitants.

The following chart summarizes Edenor’s main technical and financial indicators:

	2011	2012
Technical Information
Transmission and distribution lines (Km)	36,156	36,462
Number of customers (millions)	2,7	2,7
Energy sales (GWh)	20,098	20,760

Financial Information*
Net Sales**	2,302.0	2,977.1
Fiscal year comprehensive results	(315.4)	(1,013.2)
Attributable to company’s shareholders	(315.4)	(1,013.2)

Net cash flow provided by operating activities	465.3	278.7
Net cash flow used in investment activities	(534.1)	(268.8)
Net cash flow used in financing activities	(82.2)	(80.8)

Current assets	857.9	978.7
Non-current assets	4,511.0	4,883.1
Assets held for sale	216.5	41.5
Total Assets	5,585.5	5,903.3
Current liabilities	1,003.7	1,672.8
Non-current liabilities	3,150.4	3,812.3
Total Liabilities	4,154.1	5,485.1
Shareholder’s Equity	1,431.4	418.2

* Figures taken from the individual annual financial statements under IFRS, in millions of pesos.

** The figures only show the continuous operations.

The volume of the energy distributed in Edenor’s area during 2012, which includes sales of energy and the wheeling system, was 20,760 GWh. The energy purchases to satisfy that demand was of 23,934 GWh, which represents an increase of 4.0% in comparison with 2011. As of September 2012, a total of 33,952 customers were connected, which represents an increase of 222 MW in contracted capacity.

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Commercial Area

Energy demand recorded a year-on-year increase of 4.0% in 2012 (23,934 GWh in 2012, compared to 23,004 GWh in 2011) and the maximum demand rose 2.7% (4,452.7 MW in 2012, compared to 4,335.5 MW in 2011). Residential demand, in addition to large demands, played a leading role in this process, due to its year-on-year increase of 6.4% and its high share in the total volume of demand (42%). High demands, which have a similar share to residential demand (37%), remained stable compared to 2011, with a year-on-year increase of 0.5%.

Large Customers

As mentioned above, the growth in large demands during 2012 was 0.5%. This figure results from a drop in the energy demanded under tariff 3 (‘T3’) of 2.6% and an increase in the energy demanded by the wheeling system of 3.1%. During 2012, 108 T3 customers and 24 large users were connected.

Again, in the framework of SE Resolution 1281/06, Edenor contracted the supply of capacity and base and plus electricity on behalf of 17 new customers and renewed its contracts with 47 other customers.

Energy Losses

Despite the energy recovery program proposed for 2012 with the execution of certain actions on certain segments of the residential tariff in Edenor’s four concession areas, loss rates could not be reduced compared to 2011.

During the winter season, several kinds of home-made devices with high power consumption continued to be used in poor homes without access to the natural gas network for room and water heating purposes. The massive, simultaneous use of such devices during the winter season generates high demand rates in the network. The factors that influenced on the increase in total losses included the theft of energy in these neighborhoods and the increase in technical losses.

The Company continued to work on the most significant fraud cases involving clients from the non-poor segment with the support of a law firm and on establishing new technological criteria for reducing the installations’ vulnerability. As regards the recovery of energy, the regularization of 1,600 clandestine clients and 3,800 inactive customers was processed. Besides, 95,000 inspections were conducted involving adaptation and reinforcement of casings and the regularization of networks and connections.

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The following chart illustrates the performance of Edenor’s energy annual loss rates from the beginning of its concession:

Energy Losses: Rolling Annual Rate (%)

;

Source: Edenor.

Investments

Investments during 2012 amounted to AR$540 million. It is worth mentioning that the recovery in the level of investments has been continuous compared to the years following the 2002 crisis, even when during 2012, the restrictions on the availability of resources continued, due to tariff freeze and cost increases.

To meet this rise in the demand, most of the investments were used to improve the net structure and to connect the new supplies. Edenor’s efforts in containing fraud and delinquency indicators and in maintaining its service and product quality continued, and it made major investments for the protection of the environment and implemented outdoor safety measures.

Edenor’s historical investments from the start of its activities in 1992 until 2012 amount to AR$4,226 million.

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Annual and accumulated investments are illustrated in the following chart:

Edenor’s Annual and Accumulated Investments

1992 - 2012

Source: Edenor.

Financial Debt

As of December 31, 2012, Edenor’s total financial indebtedness rose to AR$1,393.2 million, including accrued interest for AR$35.1 million. Compared to the previous year, net financial indebtedness of cash and equivalents and current investments increased by AR$178.2 million. This happened due to an increase in the nominal exchange rate, which affected 99% of Edenor’s debt in dollars, and to less cash and equivalents, product of the financial deficit Edenor is undergoing. The profile of the Company’s current indebtedness points to an average maturity of approximately 8.6 years and to an average interest rate estimated at 10.1%.

In relation to ratings, on November 1, 2012, Standard & Poor’s placed on review, with negative results, the ‘raCCC+’ rating of Edenor’s Note programs of up to US$600 million Notes due 2016, US$220 million Notes due 2017 and US$300 million Notes due 2022. In turn, Moody’s Latin America maintained its ‘Caa1’ rating at the global scale and a ‘Ba3.ar’ rating at the national scale, with negative outlook, for the various classes of notes issued by Edenor.

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Empresa Distribuidora de Energía Norte S.A. (‘Eden’)

Eden distributes and sells electricity in the northern and central region of the Province of Buenos Aires, over an area of approximately 109,141 square kilometers, serving, mainly, industrial customers located in the northern region, urban customers in the central region and rural customers in the western region of the Province. Eden has a concession agreement with the Government of the Province of Buenos Aires that expires in 2092.

The following table summarizes Eden’s main technical and financial indicators:

	2011	2012
Technical Information
Transmission and distribution lines (Km)	17.992	18.278
Number of customers (millions)	0,34	0,34
Energy sales (GWh)	2.793	2.863

Financial Information*
Net Sales**	704.4	857.9
Fiscal year comprehensive results	59.9	28.4
Attributable to company’s shareholders	59.9	28.4

Net cash flow provided by operating activities	193.1	283.4
Net cash flow used in investment activities	(155.8)	(260.4)
Net cash flow used in financing activities	(73.9)	(73.0)

Current assets	246.4	329.7
Non-current assets	828.9	880.3
Total Assets	1,075.4	1,210.0
Current liabilities	423.6	550.4
Non-current liabilities	138.6	186.6
Total Liabilities	562.2	737.0
Shareholder’s Equity	513.2	473.0

* Figures taken from the individual annual financial statements under IFRS, in millions of pesos.

** Figures only reflect continuous operations.

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Commercial Area

The year 2012 saw an increase in energy sales of 2.5% compared to 2011, reaching a total of 2,863 GWh, mainly driven by demands from the residential and medium segments, which increased 3.4% and 6.6% in terms of energy sold, respectively. Both segments account for 26.5% of the total sales volume. The maximum capacity supplied was recorded in November 2012, and it reached 554 MW, hitting a historical record.

Energy Losses

In 2012, total energy losses (both technical and non-technical) represented 10.6% of the demand. Non-technical losses were slightly lower than in the previous year, ending 2012 at 2.4% as compared to 2.1% recorded in 2011.

During 2012, the non-technical loss reduction plan started in 2004 was continued. The commercial system continued to be used for recording and analyzing all actions and results of the referred plan. This system was first applied in 2006 and consists in showing all the actions and results concerning the non-technical loss reduction plan, which proves that the works were done and enables to monitor them in detail.

The implementation of these plans has resulted in the addition of 1,244 active customers that were not metered and the recovery of 13.5 GWh of energy that include 5.1GWh of additional invoicing.

Investments

In 2012, Eden made total investments for AR$125.0 million, intended to the execution of works in the distribution, sub-transmission and transmission systems on the one hand, and to improve the vehicle fleet, IT equipment and corporate buildings on the other. The most important works include the power transformer facilities in Baradero, Bragado, Carlos Casares, Lincoln and ET Mercedes and the repowering of the electrical substations in Alberti and Suipacha, among other investments made.

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7.4 |  Other Businesses

Petrolera Pampa S.A. (‘PEPASA’)

Petrolera Pampa was born with the main objective of participating in the Gas Plus Program sponsored by the Government to encourage investments in the industry. Main projects are summarized as follows:

Petrolera Pampa’s Projects

Investment Agreement with Apache

In December 2010, PEPASA signed an investment agreement with Apache to jointly engage in the development and exploitation of unconventional gas reservoirs.

The partnership with Apache is expected to produce 700,000 m3 per day of unconventional natural gas for a term of three years, intended to be sold to CTLL under the scope of the Gas Plus market. The gas production derives from reservoirs with low permeability at the Anticlinal Campamento and Estación Fernández Oro blocks, in the provinces of Neuquén and Río Negro, respectively.

The preliminary drilling plan envisaged to maintain the target production volume during the three-year term included 30 wells. PEPASA’s share in the necessary investments required to develop such gas production is 15% (initially estimated at approximately US$20 million), plus operating expenses, thus allowing PEPASA to obtain its proportional participation in the production. To date, the investments made under this agreement amount to US$15.0 million, and there are 19 productive wells. During 2013, the idea is to continue with the investment plan in order to maintain the target production level.

Investment Agreement with Petrobras Argentina S.A. (‘Petrobras I’)

On December 7, 2010, PEPASA signed an investment agreement with Petrobras for the ‘El Mangrullo’ field, under which Pampa will acquire 43% of the right to freely dispose at the wellhead, commercialize and process the hydrocarbons obtained from wells to be drilled in that area.

Under such agreement, PEPASA has agreed to invest initially up to US$16 million to drill four wells. To maintain the total target production of 400,000 m3/day of natural gas under the Gas Plus Program during the four-year term, the total drilling plan includes nine wells, representing a total investment by PEPASA of approximately US$24 million.

To the day this Annual Report has been issued, four wells have been drilled reaching the target production volume since March 2012. Investments in the first three wells amounted to, approximately, US$15.1 million, of which US$ 14.0 million had been disbursed as of December 31, 2012, and the remaining amount was paid in the first months of 2013. The cost of the fourth well added up to US$5.0 million and PEPASA’s corresponding proportional has not been paid to date. For the period 2013 - 2015, the idea in to continue with the investment plan only if necessary, in order to maintain the target production volume.

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Investment Agreement with Petrobras Argentina S.A. (‘Petrobras II’)

According to what is mentioned in section 6.10.2, on February 7, 2013, PEPASA signed a further investment agreement with Petrobras for the ‘El Mangrullo’ field, under which Pampa will acquire 43% of the right to freely dispose at the wellhead, commercialize and process the hydrocarbons obtained from the new wells to be drilled under this agreement.

Under this new agreement, PEPASA has agreed to initially invest the amount of US$22 million and the necessary amount for the drilling of four wells. To maintain the total target production of 400,000 m3/day of natural gas under the Gas Plus Program during the four-year term, the total drilling plan includes nine wells, representing a total investment by PEPASA of approximately US$33 million.

Once the target production volume of this agreement is reached, in 2013, PEPASA will increase its daily target production of natural gas from, approximately, 277,000 m3 per day (105,000 m3 per day according to the agreement with Apache and 172,000 m3 per day according to Petrobras I agreement) to 449.000 m3 per day (172,000 m3 additional per day according to Petrobras II agreement).

Association Agreement between Rovella and Gas y Petróleo de Neuquén (‘G&P’)

As operator of the exploration of Senillosa, Neuquén, in January and February 2012, the first drilling campaign of three exploratory wells was carried out, which, in addition to the investments made during 2011 (geochemistry tests and the acquisition of 3D seismic over an area of, approximately, 132 km2), allowed Petrolera Pampa to comply with all the investment commitments stated in the Association Agreement.

Besides, during September and October 2012, the second drilling campaign of three additional exploratory wells was carried out. As a result of both campaigns, PEPASA, together with its partners, is analyzing the following steps to be taken to assess the development possibilities of the area and also the possibility of further exploratory campaigns with new objectives.

Agreement for Block Assignment with Petrolera Piedra del Águila S.A.

The agreement considered Petrolera Piedra del Àguila assignment of 100% of the ownership and rights to the blocks Los Leones, Picún Leufú Sur, Ramos Mexia and Umbral to Pampa. As the term to comply with the conditions stated in the Agreement of July 31, 2012, has come to an end and such conditions were not accomplished, the Agreement is ineffective.

Supply Agreement of Hydrocarbon Exploitation Services in ‘El Caracol Norte’ Block

As all the stipulated conditions of the agreement were satisfactorily accomplished in term, this agreement is in full force since February 28, 2012.

During 2012, the investment commitments began to be fulfilled by making the reinterpretation of existing 3D seismic and two hydraulic fracturing in the well PA x – 3. As a result of the works done, the well has turned out to be productive and the studies aimed at finding the most efficient way to start its production are being carried out.

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The following charts show Petrolera Pampa’s operating performance:

Natural Gas Production, Depending on Agreement

Petrolera Pampa’s share, in thousands of m3

Source: Petrolera Pampa.

Oil Production

Petrolera Pampa’s share, in m3

Source: Petrolera Pampa.

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Transportadora del Gas del Sur (‘TGS’)

TGS is the largest gas transportation company in Argentina and operates the most extensive gas pipeline system in Latin America. In addition, it leads the production and sale of natural gas liquids (NGLs) for the domestic and export markets. It carries out this business from the General Cerri Complex, located in Bahía Blanca, Province of Buenos Aires. Moreover, TGS provides natural gas integral solutions, and since 1998 it has entered the telecommunications business through its controlled company Telcosur S.A.

In January 2011, Pampa acquired all the defaulted debt of CIESA, TGS’ controlling company, as well as a 10% equity interest in CIESA through EPCA. Such shareholding interest entitles us to the following rights, among others:

•           Appointment of one director in CIESA and TGS;

•           Appointment of the Vice Chairman in CIESA and TGS;

•           Pre-emption right in CIESA; and

•           Approval of CIESA’s and TGS’ annual budget.

On July 13th, 2012, Pampa and Petrobras reached a Conciliation Agreement [9] , withdrawing the claims between them, and CIESA’s defaulted debt was settled. Consequently, Pampa received from CIESA:

(i)    34,133,200 Type B ordinary shares issued by Transportadora de Gas del Sur S.A. (‘TGS’), representative of 4.3% of TGS’ capital share and voting rights;

(ii)   A payment of US$87.0 million; and

(iii)  Pampa’s appointment as beneficiary and trustee under the Trust Agreement of August, 29, 2005, of which The Royal Bank of Scotland – Argentine Branch is fiduciary. The bank is the fiduciary holder of 40% of CIESA’s shares (‘Trust Shares’) and, consequently, once the pending government’s approval is obtained, the Trust Shares will be transferred to Pampa, according to the terms of the Restructuring Agreement and its amendments (‘Restructuring Agreement’) duly signed by CIESA and its financial creditors.

[9] For further information, see Section 6.3 in this Annual Report.

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The following table summarizes TGS’ main technical and financial indicators:

	2011	2012
Technical Information
Gas Transportation
Average firm hired capacity (in million m3 per day)	80.8	82.6
Average deliveries (in million m3 per day)	65.8	65.5

Liquid production and commercialization
Total liquid production (in thousand tons)	853.7	905.3
Gas processing capacity (in million m3 per day)	46.0	46.0
Storing capacity (in tons)	54,840	54,840

Financial Information*
Net Sales**	1,853.9	2,575.0
Net Income	230.7	239.2

Net cash flow provided by operating activities	440.4	535.1
Net cash flow used in investment activities	(277.4)	(215.4)
Net cash flow used in financing activities	(905.9)	26.7

Current assets	878.9	1,460.2
Non-current assets	4,145.3	4,105.2
Total Assets	5,024.2	5,565.4
Current liabilities	575.3	828.5
Non-current liabilities	2,495.4	2,694.2
Total Liabilities	3,070.7	3,522.7
Shareholder’s Equity	1,953.5	2,042.7

* Figures taken from the consolidated annual financial statements in millions of pesos.

**The amounts only reflect the continuous operations.

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Description of Business Segments

Regulated Segment: Gas Transportation

In 2012, revenues from this business segment amounted to AR$603.4 million, an increase of AR$27.8 million compared to AR$576.6 million recorded in 2011. This rise is explained by the effect of the full year’s revenues generated as a result of the operation and maintenance of the expansions commissioned at the end of 2011, new revenues derived from a new contract of firm transportation which came into force in June 2012, and the revenues from the interruptible natural gas transportation services.

The revenues yielded in this segment come mainly from the firm contracts, which are reserved and paid according to the gas pipeline capacity, without taking into account its actual use. Besides, TGS renders an interruptible transportation service which transports gas according to the gas pipeline available capacity. Besides, TGS renders an operation and maintenance service of the assets involved in the natural gas transportation service of the extensions promoted by the Government and that belong to the trusts formed with this aim. This segment is subjected to the National Gas Regulatory Entity (‘ENARGAS’) regulations.

Non-Regulated Segment: Production and Sale of Liquids

Contrary to the transportation of gas, the production and sale of liquids is not subjected to ENARGAS’ regulations.

In 2011, revenues from this segment accounted for 71% of TGS’ total revenues, increasing in 2012 by AR$656.5 million, from AR$1,179.2 million reported in fiscal year 2011 to AR$1,835.7 million in 2012. This increase in revenues is mainly explained by the rise in the volumes exported, by an increase in the own sold volumes before a drop in the demand of natural gas processing from the clients that produce natural gas, by the devaluation of the Argentine peso and by an increase in the selling price of ethane by over 30% in the first quarter of 2012, related to the transfer of the highest production cost mentioned below.

The production and sale of liquids take place in Cerri Complex, located nearby Bahía Blanca and supplied by all of TGS’ main gas pipelines. In such complex, ethane, propane, butane and natural gasoline are obtained. TGS sells these liquids both to the domestic and the international market. Propane and butane are sold, in the local market, to fractionating companies. The sale of these products and natural gasoline to the external market are made at the current prices of the international market. As regards ethane, it is sold to Polisur at a price accorded between the parties.

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Sales of Liquids According to Destination Market

2006-2012

Source: TGS.

Non-Regulated Segment: Other Services

The ‘other services’ segment is not subjected to ENARGAS’ regulations. TGS renders ‘midstream’ services, which consist mainly of the treatment, impurity removal and compression of gas. It can also include the extraction and transportation of gas in the fields, construction services, inspection and maintenance of compression plants and gas pipelines, and steam generation services for the production of electricity. Besides, this business segment includes the revenues produced by the telecommunication services rendered through the controlled company Telcosur S.A.

The revenues yielded by this segment increased AR$36.8 million in 2012 compared to 2011. Such increase is mainly due to higher revenues derived from the construction services related to the expansion works on the gas pipelines and the facilities intended for liquefied natural gas injection imported by ship, which are located nearby Bahía Blanca.

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8.         Human Resources

During 2012, the Human Resources Area made effective progress towards optimizing controls and improving payroll processes, successfully incorporating CPB, HINISA and HIDISA to the centralization process, in addition to Pampa Energía Headquarters and CTLL. The objective for 2013 will be to incorporate CTG into the centralized procedures, thus completing a complex integration process of settlement of different collective agreements.

As regards the Compensation and Benefits Area, at the Central Administration, salaries were adjusted, while in the plants, salaries were adjusted according to the agreements with the unions. In addition, very significant benefits were included in connection with all maternity events arising in the company (financial support for daycare centers, home office and reduced working hours).

In the Training Area, during 2012, 3 main aspects were emphasized especially for the Company’s Managers and Directors: Communication, Leadership and Team Work. They also worked on mentoring and coaching techniques and received technical training on the specific activities of each area.

In the Development Area, the Young Engineers Program and middle management dashboards were applied. The Program seeks to develop high-potential young engineers capable of taking on growing responsibilities in the future in order to accompany the strategic development of the business and to provide succession planning resources so that key positions may be filled in as soon as the organization’s growth so require.

For the year 2013, Human Resources will continue to align Pampa with policies and practices applied by top market companies, achieving our employees’ commitment to the Company and its strategic objectives whilst creating an excellent work environment.

The main challenges will be to consolidate the changes made in the field of Development, incorporating a more effective technological frame to the different processes, to be close to the young engineers’ development in order to ensure their right placement in the different operations and, at the trade union level, to maintain low conflict levels in each Province, reaching satisfactory agreements for all parties involved.

As regards the Training Area, during 2013, we will continue emphasizing the aspects Communication, Leadership and Team Work oriented towards head of areas and analysts. Besides, we will continue with the technical trainings on the specific activities of each position in order to train the employees to become succession planning resources.

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9.         Corporate Responsibility

For us, Corporate Responsibility is a strategic management model, which considers the financial, social and environmental impacts related to the development of the activities of the organization. It implies a commitment to our interest groups, where the community and our contributors are privileged groups.

Our commitment to society transcends the satisfaction of its demand for electricity and is oriented to improve the life quality of our employees, their families and the people in the communities where we operate.

We apply a social investment approach aimed at formalizing a real development and growth process. In order to achieve this, we promoted programs that contribute to strengthen the abilities of people and of the social organizations through Fundación Pampa Energía, showing a clear sustainable commitment of the company to the communities we are part of.

9.1 |  Corporate Responsibility Actions by Pampa Energía

It is through Fundación Pampa Energía that we honor our commitment to society beyond the satisfaction of its demand for electricity and into the realm of improvements in the quality of life of our employees, their families and the communities where we operate.

Scholarships for More Energy

The Scholarships for More Energy were thought to face the lack of professionals that are properly trained to work in the energy sector, which is suffered in the domestic and the international labor market. Its main objective is to comprehensively train Electric Engineers.

Since 2007, Fundación Pampa Energía, together with Instituto Tecnológico de Buenos Aires (ITBA), has promoted the access to university of its employees’ children and of the young people from the communities of influence.

At a first stage, the program is launched in all the headquarters, stations, schools and communities of influence. The received applications are analyzed by an evaluation committee, which takes into account academic, social and personal indicators of each applicant. If necessary, a competent teacher provides tutoring services for the applicants to sit for ITBA entrance exam.

Technicians for the Future

Due to the problems observed in the technical formal education, a program to reinforce technical schools has been put forward. This program articulates and affects most of the actors involved in education, focusing the attention in teachers and students. It is planned together with teachers and school directors after a thorough diagnosis, with the aim to intervene and deal with the needs of the educational community.

Fundación Pampa Energía is currently working together with ITBA teachers in order to develop a program with the objective of contributing to improve the quality of technical education and to common sciences learning, trying to coherently join education with the needs of the industry.

In General Güemes the unemployment rate is high, even among students who graduated from technical schools, whose knowledge is not enough to get a proper job. This is why the program is being firstly developed in No. 3131 Juana Azurduy technical school, to be then applied in other educational institutions.

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‘Building Education with Energy’ Contest

Pampa promotes the participation of its contributors in the definition of its social investment. Through the ‘Building Education with Energy’ Program the contributors have the chance to put forward projects to be implemented in the communities where they live and work.

The presentations can be individual or in group and they are made through an application available in Pampa’s intranet. The aim of the program is to promote education, dealing with subjects such as reinsertion and dropout prevention, education quality improvement, IT equipment, literacy, school support, improvement of building infrastructure, scholarships, among others. The initiatives are implemented jointly with institutions or organizations of the civil society.

Energy for Life

The Hidroeléctricas Los Nihuiles and Diamante are applying the Prevention of Accidents and Environmental Protection Campaign in strategic touristic points, such as Valle Grande, Nihuil I and Los Reyunos.

There, specially trained students from public schools offer advice about safety regulations of the place and foster environmental awareness.

Open Doors

Open Doors is a program that offers an enjoyable and rewarding tour around Pampa’s plants for the local community and for those who are willing to know the process for energy generation, the technology involved, the control of the significant environmental aspects and the company’s constant concern about the employees’ safety.

Each plant coordinates an annual schedule of visits to receive institutions and organizations from their communities and their employees’ families.

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9.2 |  Main Corporate Responsibility Actions by Edenor

A Hundred Books for Our School

This program invites primary public schools located in Edenor’s concession area to participate in a contest about different matters related to electricity. Edenor coordinates the program together with the local governments; in 2012, schools from Escobar, José C. Paz, Moreno and San Martín took part in it, with a total participation of over 15,000 students. The program encourages the students to present their projects in the form of mock-ups or posters and the winning school receives a library with over one hundred books, backpacks and school supplies.

The activity started in 1995 and, since that moment, 89,000 books and 300 computers have been donated.

Connection to the Future

During 2012, the ‘Connection to the Future’ program visited one primary school of the concession area per day during school year, staging an educational and interactive workshop on electric power. The idea is to teach students what electricity is and its history, its origins and how it reaches our homes, the safety measures we must apply and its efficient use. All of a school’s students take part in the activity and, at the end of each workshop, a booklet is handed out to each participant containing further information on each of the discussed subjects. Additionally, each visited school receives a DVD with a 3D film about the origin, safety and the efficient use of energy, the quality of which is similar to the quality of those screened in the most important theme parks of the world.

During 2012, 164 schools from Escobar, Moreno, San Isidro, San Martín, Tigre and Tres de Febrero took part in the program and over 79,000 children saw the play. Since 1998, when this activity began, 2,360 schools have been visited and over 1,170,000 children took part in the workshops.

Houses for + Energy

In a context in which energy guarantees the quality of life of many families, Edenor continued working on ensuring the sustainable access to it in the most humbles houses, using it in an environmentally – friendly way.

In 2012, 9 solar collectors were installed and, added to the ones installed in the previous stages, there are 42 energetically efficient houses in La Perla, Moreno. Besides, technical support was offered and each family was given an instructions manual. The project was presented in different national and international conferences.

Aid Campaigns

During 2012, Edenor continued including Aid Campaigns leaflets in the envelopes of the customers’ invoices in order to spread the actions of different NGOs for the community. The campaigns are also published in Edernor’s web site. The following institutions were joined:

•           Huésped Foundation, with the campaign ‘Yo también’ (‘Me too’), which fights against AIDS;

•           A.Lu.B.A, with the campaign ‘¿A mí me puede pasar?’ (‘Can it happen to me?’), against bulimia and anorexia;

•           Avon and OSIM Foundations, with the campaign ‘Alza la voz’ (‘Raise your voice’), to prevent gender violence.

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9.3 |  Main Corporate Responsibility Actions by Transener and Transba: Social Projects in Permanent Execution

Engineering School – National University of Comahue

Assistance in calibration of voltage, current and energy measuring devices belonging to the University in the company’s laboratories.

Garrahan Hospital Foundation

The Paper Recycling Program of the Foundation was continued in the Head Office and Ezeiza. At the date of this Annual Report, 20,457 kilograms of paper had been collected.

Santa Teresita School

This project is aimed at raising awareness in the Henderson community about the need to classify waste at its origin and protecting the environment through conferences at the school. Moreover, classified garbage is collected periodically by Transener teams and personnel.

CILSA ‘Sports Initiation School’

During 2011, Transener cooperated with CILSA, a non-profit organization whose main purpose consists in disseminating and fostering adapted sporting and entertainment activities as a means for social insertion and personal development for people with disabilities.

UTN Bahía Blanca

In its Bahía Blanca campus, Universidad Tecnológica Nacional (‘UTN’) provides theoretical and practical training about substations to the students attending the last year of the course of studies for the degree in electrical engineering and allows them to carry out two practices at the lab and to visit different Transener premises in order to show them, on the site, what they have been studying.

Charity Collections

During the whole year, Transener organizes collections of toys, clothes and non-perishable food, which are donated by the employees and distributed to different welfare institutions (non-governmental organizations, foundations, homes, etc.)

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10.     Information Technology

In 2012, the IT Area continued working according to the business needs, in coordination with the areas of Technology, Communication and Information Security of all the companies in the group and aimed at the optimization of maintenance, development and innovation activities.

As regards the maintenance of the Company’s information systems and equipment, defined procedures with high-quality standards are being followed, which are monitored with management control tools to ensure the continuous improvement of the service.

As regards the development and implementation of new solutions or improvements to the pre-existing ones, the annual investment plan was put into force, with the aim of improving the business processes, optimizing the use of resources and reducing costs.

The most important projects of the year were:

•           SAP adaptation and the report and consolidation of QlikView tool that supports the application of IFRS regulations;

•           The extension of the electronic billing system to other companies of the group;

•           The development of the FPA system for the management of financial operations;

•           The automation of payment and collection operations, with interfaces with the banks;

•           The development of new applications of reporting and business intelligence;

•           The implementation of a videoconference system to improve the management and reduce work travels;

•           The extension and improvement of the communications net;

•           The renovation of part of the hardware to ensure the guarantee and proper functioning of the equipment; and

•           The update of the operative system to Windows 2007.

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11.     Environmental Management

All of Pampa Energía’s companies comply with the provincial and national environmental regulations and their operation authorizations are regularly validated, so they perform their activities in harmony with the environment where they are settled.

The generators Central Piedra Buena and Central Térmica Güemes and the hydroelectric stations Los Nihuiles and Diamante maintained their Environmental ISO 14,001 standard certification, the Quality ISO 9,001 Certification and the Safety and Health in the Workplace OHSAS 18,001. The Central Térmica Loma de la Lata adopted the OHSAS 18,001 standard to its integrated management system and Central Térmica Piquirenda certified again the ISO 14,001 standard. External audits on legal matters, the control performed by auditors from other plants of the group and local auditors belonging to different provincial bodies force us to keep a permanent control on the integrated management systems of each plant.

The performance regarding environment and Safety and Health in the Workplace is tested according to indicators and methodology that arise from the application of IRAM 14,031 standard, improving the management control with parameters that concern each of the plants. The generation of electricity implies the use and handling of an important amount of hydrocarbons; this is why it is important to highlight the lack of spills that could contaminate the floor and the water during this year.

The simulation of actions in case of emergency, the trainings on environmental, safety and quality matters and the training to internal auditors on Integrated Management Systems are ongoing practices.

Central Térmica Loma de la Lata

The OHSAS 18,001 standard was certified thanks to the plant’s talented staff, as it requires a lot of extra work. It is worth mentioning the content and results of the analysis of the effluents before dumping them into the Mari Menuco Lake, which are the consequence of a permanent highly technical control of the disposable wastes into the lake.

During 2012, the waste management improved with the reduction in plant of dangerous waste containers and the delivery of hydrocarbons residues for them to be recycled, instead of eliminating them.

Central Térmica Piquirenda

Central Térmica Piquirenda plans to obtain certifications on Quality and on Safety and Health in the Workplace in 2013 and 2014.

During 2012, the warehouse for Dangerous Wastes was built and there was special emphasis on the staff’s protection, for which the permanent service of local suppliers of Safety and Health in the Workplace and Occupational Medicine were hired. Central Térmica Güemes is still in charge of supervision.

Central Piedra Buena

Central Piedra Buena uses fuel oil to generate electricity and is particularly interested in complying with the standards that state the maximum limit of gas emissions to the atmosphere. Therefore, it takes active participation in the generators meetings in order to keep its methods up-to-date and invest in technologies to properly implement measuring and reports to ASPA 01/2012 resolution of the ENRE’s Public Safety and Environment Area. This body is in charge of passing the Data Model to control the continuous gas emissions and ENRE Resolution 13/2012, which passes the procedures for measurement and register of emissions to the atmosphere, plans the performance test of the equipment for continuous measurement of flue gases.

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The medium term investment plan to minimize noise impact, modernizing turbine mechanical equipment, is still being applied. To prevent fire, there were a series of improvements in the Fuel Oil Pumps Building, in the Batteries Room, in Warehouses and in Laboratories.

Port facilities for the reception of ships that transport fuel and the fulfillment of what is stated in the Port Protection Code and Maritime Ordinances were satisfactorily audited by the oil company Shell. Besides, CPB takes part in a community based program for disaster preparedness (Apell process).

Central Térmica Güemes

During 2012, the study of the behavior of the aquifer where the water used for cooling processes is taken from continued, respecting the monthly measuring of the groundwater and the tests on water extraction wells before and after summer time. The results show a stable aquifer, without changes in the available flow or in the physical or chemical composition of the water despite the changes and the increase in the distribution of water for human consumption in Salta, high area of the basin.

The simulations made internally and together with neighboring plants showed that it is necessary to improve the training and the fire extinguishing methods installed, for which modern elements were purchased. These elements will continue to be bought during 2013 and there will be a special training for the staff by professional firefighters.

The participation of contractors in the courses on the Environment and Industrial Security given in the plant increased.

Finally, the partial works on a sound barrier for the gas plant to avoid unpleasant noises in the neighborhood began, as well as the construction of a warehouse for new and used oils.

Hidroeléctricas Los Nihuiles and Diamante

The most important and permanent environmental issue is to control the impact of the plants’ operation on the reservoir. Therefore, the environmental performance is controlled by monitoring the environmental parameters of the reservoirs, which show normal values, and by studying, for the seventh consecutive year, the trophic status of El Nihuil Reservoir, which confirmed, once more, that it is perfectly suitable for the life of animals and vegetables.

Together with the application authority, the effluents dumped into the reservoirs are controlled and they always comply with what the provincial legislation states.

Finally, just as every year, together with the Renewable Natural Resources Direction and the San Rafael Fishermen Club, 450,000 juvenile fishes were placed in Agua Del Toro and Los Reyunos reservoirs for farming and other 450,000 in the Nihuil System reservoir for the same purpose. The juvenile fishes are obtained from the fish farming station constructed in El Nihuil with the help of HINISA and HIDISA, and with juvenile fishes brought from the fish farming station of Chascomús. Currently, the amount of juvenile fishes for farming doubles the amounts available three years ago.

Pampa Energía is continuously improving its operations due to its strong principles and the effort of all the staff from the areas of Environment, Safety and Health in the Workplace and Quality.

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12.     Fiscal Year Results

Pampa’s businesses are primarily focused on the electricity sector, with various legal entities in which Pampa Energía holds ownership interests taking part in the electricity generation, transmission and distribution segments.

The following chart summarizes the consolidated ratios obtained during the fiscal year ended on December 31, 2012, compared to the last fiscal years:

	12.31.12	12.31.11	01.01.11
Liquidity	0,66	0,75	1,22
Creditworthiness	0,20	0,29	0,58
Immobilization of Capital	0,79	0,74	0,77
Yield	(0,722)	(0,608)	S/D

According to its business nature, customer portfolio and risks involved, the following business segments have been identified amongst Pampa’s controlled companies:

•           Electricity Generation comprised by the Company’s direct and indirect interests in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Emdersa Genración Salta, Powerco, Energía Distribuida, and by shareholdings in other companies in the electricity generation sector.

•           Electricity Transmission comprised by Pampa’s indirect interest in Transener and its subsidiaries.

•           Electricity Distribution comprised by Pampa’s indirect interest in Electricidad Argentina, Edenor, and its directly controlled company Aeseba, and said company’s subsidiary.

•           Holding and Others comprised by Pampa’s financial activities, holding activities, oil and gas exploration and exploitation and other supplementary businesses.

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Consolidated Results by Segment, Fiscal Year 2012 (in AR$ million)

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Conciliation Between Consolidated Results by Segment and Comprehensive Consolidated Results, Fiscal Year 2012 (AR$ million)

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Consolidated Results by Segment, Fiscal Year 2011 (in AR$ million)

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Conciliation Between Consolidated Results by Segment and Comprehensive Consolidated Results, Fiscal Year 2011 (AR$ million)

Consolidated Income Statement (as of December 31, 2011)	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	6,075.6	(256.0)	5,819.6
Intersegment sales	1.5	(1.5)	-
Cost of sales	(5,359.8)	237.1	(5,122.7)
Gross profit	717.2	(20.4)	696.9
Selling expenses	(330.9)	-	(330.9)
Administrative expenses	(462.8)	51.2	(411.6)
Other operating income	138.4	(0.5)	138.0
Other operating expenses	(81.6)	0.5	(81.1)
Share profit of associates	19.8	-	19.8
Share (loss) profit of Joint Ventures	0.0	(14.6)	(14.6)
Profit of acquisition of subsidiaries	505.9	-	505.9
Impairment of intangible assets	(557.7)	-	(557.7)
Profit of acquisition of subsidiaries	(90.1)	-	(90.1)
Operating profit	(141.7)	16.3	(125.4)
Finance cost	153.0	(58.2)	94.9
Other finance results	(544.1)	44.4	(499.8)
Profit (Loss) before income tax	(160.1)	13.8	(146.3)
(Loss) Profit before income tax	(692.9)	16.3	(676.6)
Profit (Loss) for the year from continuing operations	(26.8)	(10.5)	(37.4)
(Loss) Profit before income tax	**(719.7)**	**5.7**	**(714.0)**
Adjustment non-controlling interest in joint arrangements	(119.0)	13.0	(106.0)
Adjustment non-controlling interest in Joint Ventures	18.7	(18.7)	-
Total comprehensive profit of the year	**(819.9)**	**-**	**(819.9)**

Additional consolidated information (as of December 31, 2011)	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Total Assets	12,817.4	(728.9)	12,088.5
Total Liabilities	8,789.7	(468.5)	8,321.1

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Analysis of Financial Results for the Fiscal Year ended December 31, 2012 Compared to the Fiscal Year Ended December 31, 2011 [10]

Consolidated sales revenues of AR$7,564.7 million for the fiscal year ended December 31, 2012, 30.0% higher than the AR$5,819.6 million for the same period of 2011, mainly explained by an increase of 27.1% (AR$772.2 million), of 31.6% (AR$922.6 million) and AR$132.8 million in the generation, distribution and the holding and others segments, respectively.

Consolidated cost of sales of AR$6,982.0 million for the fiscal year ended December 31, 2012, 36.3% higher than the AR$5,122.7 million for the same period of 2011, explained mainly by an increase of 25.7% (AR$650.7 million), of 46.9% (AR$1,195.5 million) and of AR$27.0 million in the cost of sales of our generation, distribution and holding and others segments, respectively.

Consolidated gross profit of AR$582.7 million for the fiscal year ended December 31, 2012, 16.4% lower than the AR$696.9 million for the same period of 2011, explained mainly by the decrease in the gross profit from our distribution segment (AR$272.9 million), partially offset by the growth in gross profit from our segment of generation (AR$272.9 million) and holding and others (AR$105.8 million).

Consolidated operating losses of AR$513.1 million in the fiscal year ended December 31, 2012, compared to a AR$125.4 million loss recorded in the same period of 2011, explained mainly by the decrease in the operating results from our distribution and holding and others (diminutions of AR$389.3 million and AR$67.3 million, respectively), partially offset by an increase in the operating profit of AR$84.4 million in our generation segment.

Net financial results represented a loss of AR$645.9 million in the fiscal year ended December 31, 2012, compared to a loss of AR$551.2 million for the same period of 2011, explained mainly by the financial results from our generation and distribution segments (increases of AR$114.0 million and AR$140.7 million, respectively) partially offset by higher net financial income of AR$160.5 million in the holding and others segment.

Consolidated loss under IFRS of AR$1,079.6 million in the fiscal year ended December 31, 2012, of which AR$649.7 million are attributable to the owners of the Company, compared to a AR$741.4 million loss attributable to the owners of the Company in the same period of 2011, mainly explained by the net losses from our generation, transmission and distribution segments (AR$74.8 million, AR$31.2 million and AR$669.3 million, respectively), partially offset by a profit of AR$125.5 in holding and others segment.

[10] Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’.

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Generation Segment

Net sales from our generation business increased 27.1% to AR$3,625.8 million in the fiscal year ended December 31, 2012 from AR$2,853.6 million for the same period of 2011, mainly due to the increase in the average electricity prices added to the increase in the amount of electricity sold during the period. The increase of AR$772.2 million in net electricity sales was mainly due to the combined effect of the increase in the average electricity prices calculated for the segment (AR$348.4 per MWh for the fiscal year ended December 31, 2012, compared to AR$307.7 per MWh for the same period of 2011, representing an increase in sales of AR$379.1 million), as well as an increase in the quantity of electricity sold by the segment (10,409.6 GWh in the fiscal year ended December 31, 2012, compared to 9,320.8 GWh for the same period in 2011, representing an increase in sales of AR$379.3 million).

Average electricity prices increases mainly reflect the higher fuel costs, as well as the impact by increased generation related to the beginning of commercial operations of CTLL’s combined cycle on November, 2011, which jointly produced an increase in the power plant’s efficiency to 50% and hence, a higher dispatch priority for CTLL in the system and generation of the combined cycle’s steam turbines. Moreover, the increase in the electricity sold within the segment is also explained by a higher dispatch in our hydroelectric units, due to higher water inputs in the area.

The following table shows net electricity sales (in GWh) from our generation plants [11] :

The cost of sales increased by 25.7% to AR$3,186.6 million in the fiscal year ended December 31, 2012 from AR$2,535.9 million in the same period of 2011, primarily due to a 39.3% increase in liquid fuel costs and a 16.2% increase in natural gas consumption; a raise in energy purchases cost of 10.7% for our thermal generation, and an increase in personnel costs at our hydraulic units of 30.5% and at our thermal units of 33.1%. The following table illustrates main components of the cost of sales from our generation segment for the periods shown:

[11] The aggregate sales do not include the physical equivalent (measured in GWh) assigned gas to CAMMESA by said power plants, under note 6.866.

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Therefore, the gross profit related to our generation segment increased by 38.3% to AR$439.2 million in the fiscal year ended December 31, 2012 from AR$317.7 million in the same period of 2011, mainly due to the higher gross profit at CTLL, which offset the lower gross profit at the remaining generation units. In both cases, especially at Loma de la Lata, the higher electricity sales revenues offset the increased cost of sales described above. The gross margin related to our generation segment increased by 8.8% to 12.1% over sales for the fiscal year ended December 31, 2012 from 11.1% over sales for the same period in 2011, primarily due to higher average electricity prices, which were partially offset by the increase in the average costs of the period of our units, including the increase in personnel costs.

The selling expenses related to our generation segment increased to AR$57.2 million in the fiscal year ended December 31, 2012 from AR$18.9 million in the same period of 2011. Selling expenses from our hydraulic units were AR$7.5 million and AR$3.1 million, whereas selling expenses from our thermal units were AR$49.7 million and AR$15.9 million for the fiscal years ended December 31, 2012 and 2011, respectively. The following table illustrates the main components of selling expenses from our generation segment for the periods shown:

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In addition, administrative expenses increased to AR$155.6 million for the fiscal year ended December 31, 2012 from AR$140.2 million for the same period of 2011, mainly due to an increase in third party fees and labor costs. Administrative expenses from our hydraulic units were AR$19.5 million and AR$11.6 million, whereas administrative expenses from our thermal units were AR$137.0 million and AR$128.6 million for the fiscal years ended December 31, 2012 and 2011, respectively. The following table illustrates the main components of administrative expenses from our generation segment for the periods shown:

During the third quarter of 2012, as a result of a recovery value assessment of CPB, it was registered a loss of AR$108.3 million as impairment of properties, plants and equipment related to consolidated assets. Moreover, in other operating income and expense, during the months between March and June 2012 CTLL recorded an insurance collection of AR$134.9 million as a compensation for the accident suffered on February 2011.

Operating income related to our generation segment increased by 56.0% to AR$236.3 million for the fiscal year ended December 31, 2012 from AR$151.1 million in the same period of 2011, mainly due to the increase in cost of sales for our thermal units as described above. The operating margin related to our generation activities increased by 22.7% to 6.5% over sales for the fiscal year ended December 31, 2012, from 5.3% over sales for the same period in 2011, for the same reasons as those described in connection with gross income.

Net financial results related to our generation segment represented a loss of AR$294.9 million for the fiscal year ended December 31, 2012 compared to a loss of AR$180.9 million for the same period of 2011, primarily due to lesser income from financial interests (AR$14.6 million), losses generated by net

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foreign exchange differences (AR$108.9 million) and losses related to measurement of assets at present value (AR$67.4 million), which were partially offset by higher income of AR$67.3 million from commercial interests. In the same period of 2011, our generation segment recorded net losses generated by foreign exchange differences of AR$42.8 million and by net interests of AR$150.7 million. The following table illustrates the main components of financial and holding results from our generation segment for the periods shown:

Our generation segment recorded a benefit of AR$1.1 million for income tax for the fiscal year ended December 31, 2012 compared to a benefit of AR$11.2 million for the same period of 2011.

Finally, our generation segment recorded a net loss under IFRS of AR$57.5 million for the fiscal year ended December 31, 2012, of which AR$74.8 million are attributable to the owners of the Company, compared to a loss of AR$51.4 million for the same period in 2011.

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Transmission Segment

Net sales related to our transmission activities increased by 2.4% to AR$264.4 million for the fiscal year ended December 31, 2012, compared to AR$258.1 million for the same period in 2011. Net regulated sales increased by 10.7% to AR$178.9 million for the fiscal year ended December 31, 2012 compared to AR$161.7 million for the same period in 2011, mainly as a result of the higher recognition of cost variations during the period June 2005-November 2010 (AR$26.4 million in 2012 compared to AR$13.8 million in 2011), in accordance to the application of the Instrumental Agreement, dated December 21, 2010 and executed by Transener, Transba, the Secretariat of Energy and the ENRE, which re-determined connection charges, transmission capacity and operation and maintenance charges. Net revenues from Fourth Line royalties increased by 24.1% to AR$7.2 million for the fiscal year ended December 31, 2012 from AR$5.8 million for the same period in 2011. Other net sales decreased by 16.7% to AR$78.3 million for the fiscal year ended December 31, 2012 from AR$94.0 million for the same period of 2011 mainly due to the decrease in unregulated revenues from Transener (supervision and construction works) and Transba.

Cost of sales increased by 18.4% to AR$281.4 million in the fiscal year ended December 31, 2012 compared to AR$237.8 million for the same period of 2011, mainly due to labor costs increases agreed during 2012. The following table illustrates the main components of cost of sales from our transmission segment for the periods shown:

Therefore, gross profit related to our transmission activities decreased to a loss of AR$17.0 million for the fiscal year ended December 31, 2012 from a profit of AR$20.4 million for the same period in 2011, primarily as a consequence of higher increase in cost of sales than sales pace. The gross margin related to our transmission activities decreased by 181.5% the fiscal year ended December 31, 2012 from 7.9% over sales for the same period in 2011, reflecting the information exposed above.

We do not record selling expenses related to our transmission activities.

Administrative expenses increased by 26.1% to AR$64.7 million for the fiscal year ended December 31, 2012 from AR$51.3 million for the same period in 2011, mainly due to higher labor expenses related to wage increases. The following table illustrates the main components of administrative expenses from our transmission segment for the periods shown:

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Operating income decreased by 149.0% to a loss of AR$77.1 million for the fiscal year ended December 31, 2012 from a loss of AR$31.0 million in the same period of 2011, mainly due to raises in cost of sales which were not offset by increases in net regulated revenues as described above.

Net financial results represented a loss of AR$4.4 million for the fiscal year ended December 31, 2012 compared to AR$0 for the same period of 2011, primarily due to the losses from foreign exchange differences generated by liabilities (AR$37.3 million) and losses from financial interest expenses (AR$45.6 million), which were partially offset by interests from the Fourth Line (AR$80.2 million). In the same period of 2011, our transmission segment recorded gains from interests generated in the Fourth Line for AR$58.2 million, offset by losses from foreign exchange differences (AR$17.2 million) and financial interest expenses (AR$38.7 million). The following table illustrates the main components of financial and holding results from our transmission segment for the periods shown:

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Additionally, the transmission segment recorded a benefit for income tax of AR$27.1 million for the fiscal year ended December 31, 2012 compared to a benefit of AR$10.6 million for the same period of 2011.

Finally, our transmission activities recorded a net loss under IFRS of AR$31.2 million for the fiscal year ended December 31, 2012, compared to a net loss of AR$14.7 million for the same period in 2011.

Distribution Segment

Net sales from our distribution activities increased by 31.6% to AR$3,843.9 million for the fiscal year ended December 31, 2012 from AR$2,921.3 million for the same period in 2011, mainly due to the classification as held for sale of assets of Emdersa during the second quarter of 2012, which results are accounted as discontinued operations. The fall in the quantity of energy sold between the analyzed periods was of 988 GWh, being the total quantity sold of 24,670 GWh , compared to 25,658 GWh for the same period of 2011. Edenor and Eden sales increased 3.3% and 22.8% respectively compared to the year 2011.

Cost of sales increased by 46.9% to AR$3,744.3 million for the fiscal year ended December 31, 2012 compared to AR$2,548.8 million for the same period of 2011, mainly due to increases of 55.6% in the cost of energy purchases, 18.1% in labor costs and 93.7% in third party fees. The following table illustrates the main components of cost of sales from our distribution segment for the periods shown:

Therefore, gross profit related to our distribution activities decreased by 73.3% to AR$99.6 million for the fiscal year ended December 31, 2012 compared to AR$372.5 million for the same period of 2011, mainly explained by the growth in the cost of sales which were not compensated by the increase in the revenues. The gross margin related to our distribution activities decreased by 79.7% to 2.6% over sales for the fiscal year ended December 31, 2012 from 12.8% over sales for the same period in 2011. The decrease in the gross margin principally reflects the impact of the lower margin electricity sales from Edenor and Eden.

Selling expenses increased by 38.7% to AR$431.3 million for the fiscal year ended December 31, 2012 compared to AR$311.0 million for the same period of 2011, primarily due to an increase in third party fees and compensation between both periods and raise in salaries and social security charges resulting from wage increases granted and to the increase in. The following table illustrates the main components of selling expenses from our distribution segment for the periods shown:

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Administrative expenses increased by 30.7% to AR$307.3 million for the fiscal year ended December 31, 2012 compared to AR$235.1 million for the same period of 2011, primarily due to the rise in labor costs resulting from wage increases granted and third party fees and compensation between the analyzed periods. The following table illustrates the main components of administrative expenses from our distribution segment for the periods shown:

Operating income from our distribution activities decreased by 116.0% to a loss of AR$724.9 million for the fiscal year ended December 31, 2012 compared to a loss of AR$335.6 million for the same period of 2011, mainly due to the higher selling and administration expenses described above, which were not offset by the increase in gross margin.

Net financial results related to our distribution activities represented a loss of AR$474.6 million for the fiscal year ended December 31, 2012 compared to a loss of AR$333.9 million for the same period of 2011, primarily due to losses for interest expenses generated by liabilities (AR$207.4 million), the appreciation of the U.S. Dollar on the outstanding debt incurred in said currency (AR$254.6 million) and taxes and bank commissions (AR$59.4 million), which were partially offset by income from financial interests and changes on fair value of financial assets (AR$57.3 million and AR$39.5 million, respectively). In 2011, our distribution segment recorded a loss from interest expenses generated by liabilities of AR$229.3 million, AR$55.3 for taxes and bank commissions and AR$122.8 million for foreign exchange differences, partially offset by income from commercial interests for AR$31.3 million and financial and other interests for AR$24.6 million. The following table illustrates the main components of financial and holding results from our distribution segment for the periods shown:

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In turn, our distribution operations recorded an income tax benefit of AR$105.5 million in the fiscal year ended December 31, 2012, compared with a charge of AR$44.6 million in the same period of 2011.

Finally, our distribution activities registered a net loss under IFRS of AR$1,116.4 million for the fiscal year ended December 31, 2012, compared to a net loss of AR$708.3 million for the same period in 2011.

Holding and Others Segment

Net sales related to our holding and others segment were AR$188.4 million for the fiscal year ended December 31, 2012 compared to AR$55.6 million in the same period of 2011. In 2012 these sales mostly corresponded to sales of gas and oil from our subsidiary Petrolera Pampa and to fees collected from companies of other segments.

Cost of sales related to our holding and others segment increased by 66.4% to AR$67.7 million in the fiscal year ended December 31, 2012 compared to AR$40.7 million for the same period of 2011.The following table illustrates the main components of cost of sales from our holding and others segment for the periods shown:

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Therefore, gross profit related to our holding and others segment was AR$120.7 million for the fiscal year ended December 31, 2012 compared to AR$14.9 million for the same period of 2011, mainly due to the activity of our subsidiary Petrolera Pampa.

Selling expenses related to our holding and others segment increased to AR$2.9 million for the fiscal year ended December 31, 2021 compared to AR$1.0 million for the same period of 2011. The following table illustrates the main components of selling expenses from our holding and others segment for the periods shown:

Administrative expenses amounted to AR$129.1 million for the fiscal year ended December 31, 2012 compared to AR$43.8 million for the same period of 2011, principally due to our activities in Petrolera Pampa and to the relocation of employees from Pampa Generacion to Pampa Energía, caused by the merger of both companies, producing an increase of AR$48.6 million compared to the period of 2011. The following table illustrates the main components of administrative expenses from our holding and others segment for the periods shown:

Operating benefits related to our holding and others segment amounted to AR$6.5 million for the fiscal year ended December 31, 2012 compared to an operating benefits of AR$73.9 million for the same period of 2011, primarily explained by period’s net sales did not offset the administrative costs and expenses described above.

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Net financial results related to our holding and others activities represented a profit of AR$123.7 million for the fiscal year ended December 31, 2012 compared to a loss of AR$36.8 million for the same period of 2011, primarily due to gains generated from changes on the fair value of financial assets (AR$118.2 million) , foreign exchange difference (AR$17.6 million) and debt repurchase results (AR$28.7 million), partially offset by losses from financial interests by liabilities (AR$30.6 million) and fiscal interests (AR$ 8.7 million). During the same period of 2011, our holding and others segment recorded losses mainly generated by foreign exchange differences (AR$7.6 million). The following table illustrates the main components of financial and holding results from our holding and others segment for the periods shown:

Also, our holding and others segment recorded an income tax charge of AR$4.7 million for the fiscal year ended December 31, 2012, compared to a charge of AR$4.0 million for the same period of 2011.

Finally, our holding and others segment registered a net profit under IFRS of AR$125.5 million for the fiscal year ended December 31, 2012 compared to a net profit of AR$33.0 million recorded in the same period of 2011.

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13.       Dividend Policy

We are not planning on paying cash dividends over our ordinary shares or our ADSs in the short term, retaining all available funds and future profit to apply them to the operation and expansion of our business. This notwithstanding, and except for legal limitations, we are under no restriction whatsoever on the payment of dividends.

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14.     The Board of Directors’ Proposal

The results for the fiscal year showed a loss of AR$649,649,254. The Board of Directors proposes to have the loss absorbed by the Retained Earnings accumulated until December 31, 2012.

In relation to the remaining balance of the Retained Earnings account, net of the above mentioned loss, amounting to AR$771,796,574, the Board of Directors proposes to absorb such results in full by the Share Premium account.

Finally, we wish to thank all those people who help Pampa Energía become the leading electricity company in Argentina. To them, to the shareholders who have trusted us, to our advisers, to our customers and suppliers, we extend our warmest gratefulness.

Buenos Aires, March 8, 2013.

THE BOARD OF DIRECTORS

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Appendix I: Corporate Governance Report

National Securities Commission General Resolution 606/2012

Background

Following the guidelines in the Public Offering Transparency Regulations (‘POTR’), Decree 677/01, the National Securities Commission (henceforth referred to as ‘CNV’ for its Spanish abbreviation) issued General Resolution No. 516/2007 approving the minimum content requirements for the Corporate Governance Code (the ‘Code’) whereby upon preparing their financial statements, all companies authorized to list their securities on a stock exchange are required to include in their annual reports, in the form of a separate appendix, a report detailing whether they follow and the manner in which they follow the recommendations provided in the Code or to explain the reasons why they fail to implement, in whole or in part, such recommendations and/or whether they plan to implement them in the future.

Then, based on what was stated in the mentioned CNV General Resolution No. 516/2007 regarding corporate governance and best corporate practices, on May 23, 2012, the CNV passed General Resolution CNV No. 606/2012, which main aspects are: (i) leave CNV General Resolution No. 516/2007 ineffective for the corporate activities performed as of January 1, 2012; (ii) establish a new Corporate Governance Code (henceforth referred to as the ‘Code’) stating the different principles and recommendations regarding corporate governance (substantially similar to the contents of the previous resolution); (iii) broaden the scope of application of the Code, being applicable to all the issuers affected by the public offering regulations, with the exception of the small and medium sized companies, companies that issue short-term notes, cooperatives, associations and issuers of financial trusts and Cedears; and (iv) modify the way in which the issuers must organize their annual reports, indicating if the regulations in the Code were fully or partially observed or unobserved.

The passing of the Capital Market Law, Law No. 26,831 (henceforth referred to as ‘LMC’ for its Spanish abbreviation), in force from January 25, 2012, abrogated the POTR and all the references made in this annual report to the POTR are in accordance to the new provisions stated in the LMC.

This notwithstanding, the CNV passed General Resolution No. 615/2013, which states that until this Body passes the corresponding regulations, according to what is stated in Section 155 of the LMC, the CNV regulations (New Text 2011) will continue to be applied when relevant. Consequently, the Board of Directors of Pampa Energía S.A. (‘Pampa’) approved the report required by the Code, which is part of the present financial statements and which content is transcribed below, according to Schedule IV of the CNV Resolution 606/2012:

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	Compliance		Breach	Inform or Explain
	Total	Partial
PRINCIPLE I. MAKE TRANSPARENT THE RELATIONSHIPS AMONG THE ISSUER, THE BUSINESS GROUP IT LEADS AND/OR IS PART OF AND ITS RELATED PARTIES

Recommendation I.1: Guarantee the circulation by the Management Body of the policies applicable to the relationship of the issuer with the business group it leads or is part of and its related parties.

X

At the meeting No. 2019 held by Pampa’s Board of Directors on October 10th, 2008, the Related Party Transaction Policy was approved. Pursuant to such policy, all transactions involving a substantial amount carried out by Pampa with any individuals and/or legal entities which, pursuant to Section 72 of the Capital Market Law (previous Section 73 of the Public Offering Transparency Regulations, ‘POTR’) are regarded as ‘related parties’ shall be subject to a specific and prior authorization and control procedure implemented under the supervision of Pampa’s Legal & Compliance Secretariat and which concerns both Pampa’s Board of Directors and the Audit Committee (as applicable). The mentioned procedure strictly follows the guidelines stated in the regulations in force about the matter (Section 72 of the Capital Market Law)

Additionally, Pampa shows the details of its contracts with related parties in the financial statements issued both quarterly and annually. In compliance with the regulations in force, all transactions involving a substantial amount carried out by Pampa with related parties are immediately informed under the label ‘relevant event’ both to the National Securities Commission and to the markets where the Company quotes its shares.

Recommendation I.2: Ensure the existence of mechanisms to prevent conflicts of interests.	X

Pampa has a Code of Business Conduct that states the ethical principles that constitute the foundation of the relationship among Pampa, its Directors and statutory auditors, its employees and suppliers. These guidelines state that all the subjects to which this Conduct Code is applied should avoid any situation that could result in a conflict between their personal interests and the company’s interests, thus avoiding that their personal or family interests influence their decisions and professional performance.

Any violation to the Code of Business Conduct can be reported through Pampa’s Ethics Hotline.

	Compliance		Breach	Inform or Explain
	Total	Partial
Recommendation I.3: Prevent the misuse of inside information.	X

On the one hand, the Code of Business Conduct states that any information known by the Directors, statutory auditors and Pampa’s employees within the framework of the organization and due to the performance of its daily business, will be considered confidential and should not be spread, unless expressly stated.

On the other hand, and in relation to what is called ‘insider trading’, Pampa has a Code of Best Practices Related to Marketable Securities Trading in the Stock Market. This code states that the Directors, statutory auditors, managers and employees must not use non-public material information about Pampa, its controlled companies, subsidiaries or connected companies to gain advantage for oneself or for others when trading marketable securities of the issuer.

In this sense, the code states that the people involved, whether they have non-public material information or not, will not be able to make any transaction, either directly or indirectly, on the Securities:

• within the previous 20 days or before 48 hours have passed from the issuance of the financial statements of Pampa, its controlling and controlled companies, organizations subjected to joint control and connected companies.

• during the special periods of restriction of operations determined by the compliance officer.

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	Compliance		Breach	Inform or Explain
	Total	Partial
PRINCIPLE II. LAY THE FOUNDATIONS FOR THE SOLID MANAGEMENT AND SUPERVISION OF THE ISSUER
Recommendation II. 1: Guarantee that the Management Body takes on the management and supervision of the issuer and its strategic orientation.
II.1.1
II.1.1.1	X			Pampa’s Board of Directors approves the annual budget, the strategic business plan, the management goals, the administrative matters and different policies and strategies of Pampa.
II.1.1.2		X

Pampa has a Cash Flow Committee and a Managerial Committee that apply the procedures and control the company’s financial operations with the aim of keeping such information transparent and clear and of making it available in real time. Besides, the articulation of the investment policies is supervised by the Company’s General Manager.

II.1.1.3	X

Annually, the Director passes the Corporate Governance report according to CNV General Resolution No. 606/12.

Besides, most of the internal policies implemented in the company in accordance to the aforementioned resolution are passed by Pampa’s Board of Directors.

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	Compliance		Breach	Inform or Explain
	Total	Partial
II.1.1.4		X

The appointment of Pampa’s senior managers is performed through a selection process carried out by the President together and in coordination with the Directors and the Secretariat of Human Resources of Pampa. The company does not have specific policies that regulate the appointment of managers.

Besides, the company has a procedure coordinated by the Human Resources Secretariat by which all the employees (including managers) are annually assessed in relation to their performance and the fulfillment of objectives put forward by their superior authorities. Based on the degree of fulfillment of these objectives, a variable annual incentive and possible promotions are determined.

II.1.1.5		X

The CEOs, together with the Human Resources Secretariat, are in charge of assigning duties to the senior managers. The company does not have specific policies to regulate the assignation of duties to the senior managers.

II.1.1.6		X		The CEOs, together with the Human Resources Secretariat, devise the succession plans for the senior managers. The company does not have a specific plan to regulate the managers’ succession line.
II.1.1.7	X

The Corporate Responsibility Policy was passed by Pampa’s Board of Directors in its meeting No. 2019 of October 10th, 2008. Its aim is to devise and implement programs that strengthen education and foster the community’s development wherever Pampa operates directly or indirectly through its subsidiaries.

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	Compliance		Breach	Inform or Explain
	Total	Partial
II.1.1.8		X

In relation to risk Management, at the meeting held by Pampa’s Board of Directors on March 7th, 2007, it was resolved to implement a risk management methodology intended as a work tool useful for identifying the main risks affecting Pampa. Such methodology outlines adequate responses to such risks and risk communication channels and procedures. Thereafter, at the meeting of the Board No. 2004 held on March 7th, 2008, Pampa’s management body approved the ‘Risk Management Handbook’ which was restated and converted in December 2010 into ‘Policy and Management of Business Risks’.

As regards internal controls, currently, Pampa’s Internal Audit Secretariat is developing an internal audit policy that comprises the highest standards established by the ‘Institute of Internal Auditors’. This policy is planned to be implemented during 2013.

In 2010, Pampa’s Board of Directors passed the Fraudulent Practices Prevention Program. Its aim is to supplement the Code of Business Conduct stating the responsibilities, duties and methodology necessary to prevent and detect fraudulent acts in the company.

II.1.1.9		X

Pampa has a training policy that aims at supporting professional and academic growth and at allowing the management of programs to attract, develop and retain its human resources. This policy is not formally approved or supervised by the Board of Directors; it is managed by Pampa’s Human Resources Secretariat.

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	Compliance		Breach	Inform or Explain
	Total	Partial
II.1.2	X

Apart from the already mentioned policies, Pampa has an Anti-Money Laundering and Terrorist Financing Prevention Policy that establishes the procedures for institutionally combating assets laundering and the financing of terrorism according to the relevant regulation in force.

II.1.3		X

Pampa’s Legal & Compliance Secretariat sends, in advance, to the Directors and Statutory Auditors all the information related to any matter that should be dealt with in a Board of Directors’ meeting. Moreover, through Pampa’s Legal & Compliance Secretariat, any Director and Statutory Auditor can send inquiries about any relevant matter to the convenient management. In spite of this, there is no formal policy that expressly tackles this matter.

II.1.4	X

Any important ordinary business or administration matter concerning Pampa that needs the approval of the Board of Directors has the corresponding reports of Pampa’s involved managements and of their opinion about the risks related to such matters. This happens, when applicable, within the framework of the Policy and Management of Business Risks.

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	Compliance		Breach	Inform or Explain
	Total	Partial
Recommendation II.2: Ensure an effective control on the Business Management.
II.2.1	X

Pampa’s Board of Directors itself or delegating such duties to the company’s managements, regularly verifies the compliance with the annual budget and the business plan, as well as their diversions or adaptations.

II.2.2		X

As indicated in recommendation No. II.1.1.4, the company has a procedure coordinated by the Human Resources Secretariat by which all the employees (including managers) are annually assessed in relation to their performance and the fulfillment of objectives put forward by their superior authorities. Based on the degree of fulfillment of these objectives, among other factors, a variable annual incentive and possible promotions are determined.

Recommendation II.3: Reveal the process of performance assessment of the Management Body and its impact.
II.3.1	X

Pampa’s Board of Directors’ actions are subjected to the provisions in the by-laws, to the regulations stated by Pampa’s Board of Directors and to all the rules in force.

In March 2012, Pampa’s Board of Directors passed its internal regulations, which, mainly, regulate matters concerning the meetings of the Board.

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	Compliance		Breach	Inform or Explain
	Total	Partial
II.3.2	X

While approving audited annual financial statements and quarterly financial statements of limited review, Pampa’s CEO, on behalf of the Board of Directors, and the area in charge of the Relationship with the Investor also offer a conference call with all of Pampa’s shareholders and other interested parties in which they give information about the financial and management results, the results are explained and they answer any question that may arise.

In general and historically, Pampa’s General Meetings of Shareholders in which the annual management of the Directors is evaluated approve such managements without exception or specification. To date, none of Pampa’s shareholders, in the occasion of these General Meetings, has asked to assess the performance of the management body according to the degree of compliance with the policies mentioned in this recommendation.

Recommendation II.4: The amount of external and independent members should constitute a significant proportion of the Management Body.
II.4.1	X

Pampa has an appropriate proportion of Independent Directors and Executive Directors according to its structure.

According to what is stated by CNV Regulations, the number of independent members required by Section 15 of the POTR (current Section 109 of the LMC) is exceeded and is in compliance with the U.S. Sarbanes-Oxley Act.

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	Compliance		Breach	Inform or Explain
	Total	Partial
II.4.2	X

It is not necessary to implement any internal policy to ensure that, at least, 20% of the members of the Board of Directors are independent, as according to the applicable regulations in force and the by-laws, Pampa’s management body has a higher number of independent members than the one mentioned in this recommendation.

To date, the independence of the members of Pampa’s Board of Director has never been questioned.

Besides, those Directors of Pampa that hold shares of the company and that take part in the Meetings of Shareholders abstain from deliberating and voting matters related to their management (i.e. approval of the management, decisions regarding their remuneration, etc.).

Recommendation II.5: Establish regulations and procedures for the selection and nomination of members of the Management Body and Senior Managers.
II.5.1			X	Pampa’s Board of Directors does not deem necessary to implement an Appointment Committee as some of its duties would overlap with the duties of the Audit Committee.
II.5.1.1			X	It does not apply.
II.5.1.2			X	It does not apply.
II.5.1.3			X	It does not apply.
II.5.1.4			X	It does not apply.
II.5.1.5			X	It does not apply.
II.5.2			X	It does not apply.
II.5.2.1.			X	It does not apply.
II.5.2.2			X	It does not apply.
II.5.2.3			X	It does not apply.

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	Compliance		Breach	Inform or Explain
	Total	Partial
II.5.2.4			X	It does not apply.
II.5.2.5			X	It does not apply.
II.5.2.6			X	It does not apply.
II.5.2.7			X	It does not apply.
II.5.3			X	It does not apply.
Recommendation II.6: Assess if it is convenient that members of the Management Body and/or Statutory Auditors and/or advisers execute duties in various Issuers.	X

Pampa’s Board of Directors considers it is not necessary to limit the participation of Directors and/or Statutory Auditors in other companies belonging to different business groups. We understand that the existing legal impediments on this matter, in addition to the liability system applicable to directors and statutory auditors, are sufficient and ensure an adequate performance of duties by Pampa’s directors and statutory auditors.

Recommendation II.7: Ensure the Training and Development of the members of the Management Body and Senior Managers of the Issuer.
II.7.1	X

In the Training Area, during 2012, 3 main aspects were emphasized: Communication, Leadership and Team Work. These training programs for the Company’s Managers and Directors were supplemented by mentoring and coaching techniques and technical training on the specific activities of each area. As an example, we can mention the training on Project Management, Information Technology Planning and Management, Effective Management, among others.

Besides, Pampa’s Audit Committee, in its No. 117 meeting, passed the training plan for the Audit Committee on IFRS International Accounting Regulations which apply to listed companies.

II.7.2	X			Generally, Pampa, finances different programs offering masters and post-graduate degrees for its employees.

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	Compliance		Breach	Inform or Explain
	Total	Partial
PRINCIPLE III. GUARANTEE AN EFFECTIVE POLICY OF IDENTIFICATION, MEASURING, ADMINISTRATION AND DISCLOSURE OF THE BUSINESS RISK
Recommendation III: The Management Body should have a policy for the integral management of the business risk and control its proper implementation.
III.1	X

At the meeting held by Pampa’s Board of Directors on March 7th, 2007 it was resolved to approve the selection, adaptation and implementation of a risk management methodology intended as a work tool useful for identifying the main risks affecting Pampa. Such methodology outlines adequate responses to such risks and risk communication channels and procedures. Thereafter, at the meeting of the Board No. 2004 held on March 7, 2008, Pampa’s management body approved the ‘Risk Management Handbook’ which was restated and converted in December 2010 into ‘Policy and Management of Business Risks’ which establishes a methodology for risk management process and roles and responsibilities.

The most relevant aspect of this policy is that it establishes responsibilities, functions and methodology to prevent and detect risks that may result from the company’s operations and affect its business or operations.

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	Compliance		Breach	Inform or Explain
	Total	Partial
III.2	X

The Policy states responsibilities and methodologies to determine the business risks with the assistance of the Audit Committee, which is in charge of supervising the evaluation and implementing the corresponding measures.

Among the main risk factors inherent to the business that are taken into account by Pampa for their analysis, we can find: (i) the regulatory conditions that can have an impact on the company; (ii) possible failures in the production; (iii) interruption of operations; (iv) losses due to accidents and/or catastrophes; (v) claims and lawsuits over controversial matters that could have an impact on the company; (vi) environmental matters; (vii) margin deterioration; (viii) conflicts with the unions, among others.

III.3	X

The Policy also considers the existence of a Risk Manager, who is in charge of including in its annual programs the tests needed to detect indications and signs of business risks, of monitoring the efficacy of the process as a whole and of ensuring the compliance with this policy and its control.

III.4	X

The Board of Directors, the Management Committee and the different managers especially assigned for the matter, are working on the implementation of policies on the evaluation of risks and internal control, according to the provisions in Section 404 of Sarbanes-Oxley Act. This report defines Internal Control as a process executed by the directors, managers and the rest of the company’s staff, which is devised with the aim of giving a reasonable degree of safety in order to ensure the efficacy and efficiency of the operations, the generation of reliable financial information and the compliance with the law and the regulations in force.

III.5	X			The results obtained thanks to this process are communicated in the Annual Report.

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	Compliance		Breach	Inform or Explain
	Total	Partial
PRINCIPLE IV. SAFEGUARD THE INTEGRITY OF FINANCIAL INFORMATION WITH INDEPENDENT AUDITS
Recommendation IV: Guarantee the independence and transparency of the duties entrusted to the Audit Committee and the External Auditor.
IV.1	X			According to Pampa’s by-laws and the Audit Committee’s Charter, such committee is completely composed of independent members.
IV.2	X

In 2010, Pampa hired, as a new staff member, a professional to perform the duties of an internal auditor, who is supervised by and reports to Pampa’s Audit Committee. In this sense, the Audit Committee quarterly evaluates the degree of development of the internal audit plan.

The internal audit duties are performed according to the international regulations for the professional performance of the internal audits issued by the Institute of Internal Auditors. Moreover, Pampa’s internal auditor has the international certification issued by this body.

IV.3	X

Pampa’s Audit Committee reviews on an annual basis (upon presentation and publication of Pampa’s annual financial statements) the performance of external auditors and issues an opinion stating the grounds therefore pursuant to Section 16 of Chapter III of the CNV Rules and the Audit Committee’s Charter.

IV.4			X

Pampa has no specific policy regarding the rotation of the Supervisory Committee members and/or the External Auditor. Nevertheless, in relation to the rotation of the External Auditor, Pampa abides by the provisions of Section 25.C.2) of Chapter III of the CNV Rules which sets forth that the maximum term for which a partner of an auditing firm may conduct auditing tasks at Pampa shall not exceed 5 uninterrupted years.

	Compliance		Breach	Inform or Explain
	Total	Partial
PRINCIPLE V. RESPECT THE SHAREHOLDERS’ RIGHTS
Recommendation V.1: Ensure the access of shareholders to information about the Issuer.
V.1.1	X

Pampa’s CEO, on behalf of the Board of Directors, and the area in charge of the Relationship with the Investor organize a conference call at the end of every fiscal year and when issuing Pampa’s partial and annual financial statements. In these conference calls, the results of the fiscal year and the relevant events of the period are presented and there is a space to answer any question that may arise. All of Pampa’s shareholders and other interested investment parties may take part in this calls

V.1.2	X

On the one hand, Pampa has a specialized area within the organization in charge of receiving queries and/or concerns from the shareholders and/or the investors in general.

On the other hand, Pampa has a special section within its website called ‘Investors’ Relation’ which includes every kind of relevant information (financial statements, presentations before inspection bodies including the Securities & Exchange Commission and the New York Stock Exchange, relevant facts, Corporate Governance Policies, etc.) for the shareholders and the investors in general. At the same time, this section can also be used to post queries.

Recommendation V.2: Promote the active participation of all the shareholders.
V.2.1	X

Notice of the shareholders’ meetings is given to Pampa’s shareholders inviting them to participate as required by Pampa’s by-laws and by the rules in force. The observance of this way of calling meetings is efficient and in line with the principle of equality of shareholders.

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	Compliance		Breach	Inform or Explain
	Total	Partial
V.2.2			X

Pampa considers it unnecessary and inappropriate to implement regulations to ensure the previous notification to shareholders about meetings, as Pampa strictly sticks to what is stated in the relevant regulations in force. In this sense, Pampa guarantees the shareholders’ full exercise of the right to information, providing, within the terms indicated by the rules, all relevant information and/or information required by a shareholder in the company’s head office and its website.

V.2.3	X

Following what the rules in force state, Pampa’s by-laws expressly indicate that, when requested in writing, the shareholders that hold at least 5% of the share capital can call a meeting expressing the object and the reason for it. These requests should be solved in a way that allows the Board of Directors or the Supervisory Committee to call the meeting so that it takes place within a maximum term of 40 days after the request was received.

To date, none of the shareholders with at least 5% of Pampa’s share capital has expressly requested to call a meeting.

V.2.4			X	Pampa does not have policies to stimulate the participation of major shareholders as it treats all of them equally, whether they are current or potential shareholders.
V.2.5			X	When the directors are appointed, the shareholders do not usually ask them to state their opinion about whether they will adopt the Code of Corporate Governance or not.
Recommendation V.3: Guarantee the equality principle between shares and voting rights.	X

It is unnecessary to implement policies that foster the equality principle between shares and voting rights because, according to Pampa’s by-laws, the shares are not classified into different types and all of them grant the right to one vote.

	Compliance		Breach	Inform or Explain
	Total	Partial
Recommendation V.4: Establish protection mechanisms for all the shareholders before takeovers.	X

At the General Extraordinary Shareholders’ Meeting of Pampa held on June 4th, 2003 it was resolved that Pampa is a ‘Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Securities in a Public Offering’ based on the requirements set forth by the abrogated POTR.

Consequently, Section 38 of Pampa’s by-laws expressly standardizes the rules for acquisitions in a public offering applicable to the issuer.

Recommendation V.5: Increase the percentage of outstanding shares over the capital.	X

According to the information issued to the market in compliance with Section 62 of the trading rules of the Buenos Aires Stock Exchange, until December 31st, 2012, there was a controlling group in Pampa that held 22.79% of the share capital and voting rights. Consequently, the remaining percentage of the share capital is distributed among the investing public, exceeding by far the 20% mentioned in this recommendation.

Moreover, during the last three years it was verified that more than 20% of the issuer’s share capital was scattered in the market. Therefore, in compliance with Section 62 of the trading rules of the Buenos Aires Stock Exchange, the following percentages regarding the controlling group were identified: (i) until 12/31/12, 22.79%; (ii) until 12/31/11, 22.72%; and (iii) until 12/31/10, 15.1%.

Recommendation V.6: Ensure the transparency of the dividend policy.
V.6.1			X

Taking into account the general fluctuations in the economy and in the electricity market in particular, we believe it is convenient not to establish a specific policy in relation to dividend payment. Pampa’s Board of Directors prudently evaluates the possibility of paying a dividend to shareholders in each fiscal year and analyzes the special economic circumstances of the fiscal year in question.

Memoria Anual 2012 | 115

	Compliance		Breach	Inform or Explain
	Total	Partial
V.6.2		X

Although the Company does not have a standardized process to decide the destination of the results accumulated by the issuer, Pampa’s Board of Directors devises a well-grounded proposal according to the legal requirements, which is included in the Annual Report.

In the Shareholders’ Meeting held on April 27th, 2012, it was decided that the losses produced in the fiscal year that ended on 12/31/2011, which amounted to $931,127,993, were to be absorbed by the Retained Earnings accumulated until December 31st, 2011. In relation to the remaining balance of the Retained Earnings account, net of the above mentioned loss, amounting to AR$545,804,047, it was proposed that such results were to be absorbed, firstly, by the Legal Reserves account and, secondly, by the Share Premium account.

PRINCIPLE VI. KEEP A DIRECT AND RESPONSIBLE BOND BETWEEN THE COMPANY AND THE COMMUNITY.
Recommendation VI: Provide information, for the community, about the matters concerning the issuer and a direct communication channel with the company.
VI.1	X

Pampa has the website: www.pampaenergia.com. This is a freely accessible website of simple navigation which is updated on an ongoing basis. It contains sufficient and complete information on the companies comprising the business group led by Pampa and its respective businesses. Furthermore, such website provides users with the possibility of making questions and submitting queries.

VI.2		X

Annually, Pampa presents a report on Environmental Management of each of its electricity generation plants.

Besides, a Sustainability Report is prepared according to the provisions in the Global Reporting Initiative (‘GRI’), which contains a specific chapter about environmental responsibility and sustainability.

Memoria Anual 2012 | 116

	Compliance		Breach	Inform or Explain
	Total	Partial
PRINCIPLE VII. REMUNERATE IN A FAIR AND RESPONSIBLE WAY

Recommendation VII: Establish clear policies about the remuneration of the Management Body members and senior managers, paying special attention to conventional or statutory limitations according to the existence or the lack of profits.

VII.1			X

Pampa does not have a Compensation Committee as the duties it would perform regarding the remuneration of directors and statutory auditors are currently being discharged by the Audit Committee. Besides, any matter related to the compensation of managers and employees is entrusted to the Human Resources Secretariat of the company.

VII.1.1			X	It does not apply.
VII.1.2			X	It does not apply.
VII.1.3			X	It does not apply.
VII.1.4			X	It does not apply.
VII.1.5			X	It does not apply.
VII.2			X	It does not apply.
VII.2.1			X	It does not apply.
VII.2.2			X	It does not apply.
VII.2.3			X	It does not apply.
VII.2.4			X	It does not apply.
VII.2.5			X	It does not apply.
VII.2.6			X	It does not apply.
VII.2.7			X	It does not apply.
VII.3			X	It does not apply.

Memoria Anual 2012 | 117

17

	Compliance		Breach	Inform or Explain
	Total	Partial
VII.4	X

The Audit Committee’s Charter of Pampa states that the Audit Committee is in charge of approving any remuneration proposal concerning Pampa’s executive employees so that the Board of Directors subjects them to the consideration of the shareholders meeting, being able to ask for the advice of experts in remunerations that are recognized around the world. They have to guarantee that the executives receive a remuneration similar to the one received by other people in similar positions in Argentina and outside, devoted to the business administration of private equity and investments in Argentine market or in other countries of the region, taking into account the contribution made by each executive, the general equity situation and the results of the Company’s operations. In this sense, the Audit Committee issues a statement on the fees proposal for Directors and Senior Managers strictly evaluating its reasonableness.

On the other hand, as regards the rest of the employees, the Human Resources Secretariat is in charge of setting the corresponding remunerations.

PRINCIPLE VIII. FOSTER BUSINESS ETHICS
Recommendation VIII: Guarantee the Issuer’s ethical behavior.
VIII.1	X

Pampa has a Code of Business Conduct that, not only states the ethical principles that constitute the foundation of the relationship between Pampa, its employees and suppliers, but also offers the means and instruments that guarantee the transparency of the matters and problems that may affect the proper management of the Company. The code states that its principles must be applied to the relationships of Pampa with contractor and subcontractor companies, suppliers and consultants, according to the national laws in force.

Besides, this Code of Business Conduct is of public knowledge and must be signed by all the employees and members of the Board of Directors.

	Compliance		Breach	Inform or Explain
	Total	Partial
VIII.2	X

As part of the various corporate governance policies adopted during the year 2009, Pampa’s Management Committee has passed the implementation of the Ethics Hotline as an exclusive channel to report, in the strictest confidentiality, any presumed irregularity or infraction to the Code of Business Conduct.

The receipt, analysis and treatment of the claims made in the Ethics Hotline through its various channels (by phone with a toll-free number, by email or on the web site) are administrated by an external supplier.

VIII.3	X

The Code for Reporting Presumed Irregularities or Fraudulent Situations of Pampa, by means of which the Ethics Hotline is implemented, states that once a complaint has been presented, the external supplier will prepare a report that will be issued to the Legal and Compliance Manager, who, under the permanent control of the Audit Committee, will analyze the complaint and classify it according to urgency and type. Depending on this classification, the treatment given to it will vary; even further investigation related to the complaint may be made. If pertinent, Pampa’s CEO will coordinate the implementation of corrective or disciplinary measures after the complaint.

PRINCIPLE IX: BROADEN THE CODE’S SCOPE.
Recommendation IX: Foster the inclusion of the provisions related to the best practices for a good government in the by-laws.	X

Pampa’s Board of Directors considers it unnecessary to amend the by-laws to include any of the recommendations in the Code, because the by-laws already reflect certain aspects of the Code as they include, for instance, regulations regarding the appointment of the members of the Board of Directors, the Audit Committee and the Acquisition of Securities in a Public Offering, etc.

Memoria Anual 2012 | 118

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND

FOR THE YEARS THEN ENDED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2012, December 31, and January 1, 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2012	12.31.2011	01.01.2011
ASSETS
NON CURRENT ASSETS
Properties, plant and equipment	8	6,023,903,432	5,847,071,944	5,925,219,184
Intangible assets	9	1,808,511,175	1,791,802,004	977,740,846
Biological assets	10	1,976,109	1,935,511	-
Investments in joint ventures	12	192,315,761	222,219,616	239,223,212
Investments in associates	13	132,546,155	130,251,204	-
Financial assets at fair value through profit and loss	14	303,798,950	553,768,412	66,680
Deferred tax asset	29	87,532,301	116,574,172	49,288,772
Trade and other receivables	16	421,964,016	342,191,671	312,132,332
Inventories	17	-	-	638,632
Total non current assets		8,972,547,899	9,005,814,534	7,504,309,658

CURRENT ASSETS
Inventories	17	103,330,353	60,421,699	29,572,988
Biological assets	10	497,255	99,003	-
Infrastructure under construction	18	84,465,694	45,504,000	-
Derivatives financial instruments	19	-	1,315,707	5,911,977
Financial assets at fair value through profit and loss	14	113,404,707	72,698,858	520,771,740
Financial assets at amortized cost	15	-	-	69,143,552
Trade and other receivables	16	1,541,543,369	1,373,557,822	1,048,427,676
Cash and cash equivalents	20	279,881,871	345,118,745	425,461,332
Total current assets		2,123,123,249	1,898,715,834	2,099,289,265
Assets classified as held for sale	44	235,196,934	1,183,952,808	120,563,631
Total assets		11,330,868,082	12,088,483,176	9,724,162,554

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2012, December 31, and January 1, 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2012	12.31.2011	01.01.2011
SHAREHOLDERS´ EQUITY
Share capital	21	1,314,310,895	1,314,310,895	1,314,310,895
Additional paid-in capital		1,018,352,216	1,536,759,469	1,535,823,222
Reserve for directors’ options		250,405,701	241,460,349	232,514,997
Legal reserve		-	27,396,793	27,396,793
(Accumulated losses) Retained earnings		(771,796,574)	(667,906,366)	73,488,971
Other comprehensive income (loss)		(10,753,372)	(12,650,920)	(8,312,639)
Equity attributable to owners		1,800,518,866	2,439,370,220	3,175,222,239
Non-controlling interest		529,720,732	1,327,964,340	1,035,601,544
TOTAL EQUITY		2,330,239,598	3,767,334,560	4,210,823,783

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	24	2,231,163,921	1,568,886,646	1,036,585,054
Borrowings	25	2,218,483,028	2,487,650,894	1,767,495,683
Deferred revenues	26	264,427,265	174,796,000	-
Salaries and social security payable	27	17,460,281	23,584,607	19,277,000
Defined benefit plans	28	120,902,649	103,634,036	74,235,365
Deferred tax liabilities	29	635,967,606	821,124,172	832,427,753
Taxes payable	30	46,802,119	45,675,917	46,664,204
Provisions	21	85,527,822	69,975,102	11,326,505
Total non current liabilities		5,620,734,691	5,295,327,374	3,788,011,564

CURRENT LIABILITIES
Trade and other payables	24	1,687,958,984	1,082,963,093	663,304,858
Borrowings	25	790,916,969	893,801,060	634,763,803
Salaries and social security payable	27	447,870,658	324,900,133	201,190,096
Defined benefit plans	28	21,846,945	14,888,746	2,790,226
Taxes payable	30	263,804,006	196,282,111	158,048,638
Derivatives financial instruments	19	-	-	7,253,000
Provisions	21	11,659,708	11,399,017	57,976,586
Total current liabilities		3,224,057,270	2,524,234,160	1,725,327,207
Liabilities associated to assets classified as held for sale	44	155,836,523	501,587,082	-
Total liabilities		9,000,628,484	8,321,148,616	5,513,338,771
Total liabilities and equity		11,330,868,082	12,088,483,176	9,724,162,554

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

For the years ended December 31, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2012	12.31.2011

Sales	34	7,564,657,834	5,819,603,587
Cost of sales	35	(6,981,981,585)	(5,122,723,066)
Gross profit		582,676,249	696,880,521

Selling expenses	36	(491,467,396)	(330,941,108)
Administrative expenses	37	(515,138,364)	(411,576,064)
Other operating income	38	197,488,100	137,981,305
Other operating expenses	38	(149,667,015)	(81,101,112)
Loss of joint ventures	12	(31,020,306)	(14,605,490)
Share profit of associates	13	2,294,951	19,779,284
Impairment of properties, plant and equipment	6, 8 and 46	(108,283,569)	(557,668,671)
Impairment of intangible assets	6 and 9	-	(90,056,095)
Profit of acquisition of subsidiaries	42	-	505,936,374
Operating loss		(513,117,350)	(125,371,056)

Financial income	39	154,955,476	94,850,296
Financial cost	39	(598,060,550)	(499,786,981)
Other finance results	39	(202,778,016)	(146,267,806)
Financial results, net		(645,883,090)	(551,204,491)
Loss before income tax		(1,159,000,440)	(676,575,547)

Income tax	29	101,797,999	(37,380,680)
Loss for the year from continuing operations		(1,057,202,441)	(713,956,227)

Discontinued operations	44	(22,367,342)	(105,974,775)
Loss for the year		(1,079,569,783)	(819,931,002)

Total loss of the year attributable to:
Owners of the company		(649,694,254)	(741,395,337)
Non - controlling interest		(429,875,529)	(78,535,665)
		(1,079,569,783)	(819,931,002)

Total loss of the year attributable to the equity holders of the company during the year:
Basic loss per share from continuing operations		(643,812,349)	(688,987,406)
Diluted loss per share from continuing operations		(5,881,905)	(52,407,931)
		(649,694,254)	(741,395,337)

CONSOLIDATED STATEMENT OF OPERATIONS

For the years ended December 31, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2012	12.31.2011
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss
Actuarial gains (losses) related to defined benefit plans	28	4,779,095	(13,045,268)
Income tax related to actuarial gain related to defined benefit plans	29	(1,672,683)	4,565,845
Loss of joint ventures	12	(67,114)	(2,398,106)
Other comprehensive income (loss) of the year		3,039,298	(10,877,529)
Total comprehensive loss of the year		(1,076,530,485)	(830,808,531)

Total comprehensive loss of the year attributable to:
Owners of the company		(647,796,706)	(745,733,618)
Non - controlling interest		(428,733,779)	(85,074,913)
		(1,076,530,485)	(830,808,531)

Loss per share attributable to the equity holders of the company during the year
Basic and diluted loss per share from continuing operations	40	(0.4898)	(0.5242)
Basic and diluted loss per share from discontinuing operations	40	(0.0045)	(0.0399)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended December 31, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Atributable to equity holders of the company
	Share capital (Note 21)	Addiotion paid-in capital	Reserve for directors’ options	Legal reserve	Other comprehensive loss	Retained earnings (Accumulated losses)	Subtotal	Non-controlling interest	Total equity

Balance at January 1, 2011	1,314,310,895	1,535,823,222	232,514,997	27,396,793	(8,312,639)	73,488,971	3,175,222,239	1,035,601,544	4,210,823,783
Reserve for directors’ options	-	-	8,945,352	-	-	-	8,945,352	-	8,945,352
Dividends attributables to non controlling interest	-	-	-	-	-	-	-	(33,626,805)	(33,626,805)
Acquisitions of companies	-	-	-	-	-	-	-	230,040,000	230,040,000
Additional purchase of non-controlling interests	-	936,247	-	-	-	-	936,247	(12,261,312)	(11,325,065)
Companies acquired sales agreements	-	-	-	-	-	-	-	183,949,000	183,949,000
Others variation in non controlling interest	-	-	-	-	-	-	-	9,336,826	9,336,826
Loss of the year	-	-	-	-	-	(741,395,337)	(741,395,337)	(78,535,665)	(819,931,002)
Other comprehensive earing of the year	-	-	-	-	(4,338,281)	-	(4,338,281)	(6,539,248)	(10,877,529)
Total comprehensive loss of the year	-	-	-	-	(4,338,281)	(741,395,337)	(745,733,618)	(85,074,913)	(830,808,531)

Balance as of December 31, 2011	1,314,310,895	1,536,759,469	241,460,349	27,396,793	(12,650,920)	(667,906,366)	2,439,370,220	1,327,964,340	3,767,334,560

Reserve for directors’ options	-	-	8,945,352	-	-	-	8,945,352	-	8,945,352
Shareholders’ meeting 04.27.2012
- Release of legal reserve	-	-	-	(27,396,793)	-	27,396,793	-	-	-
- Additional paid-in capital absorption	-	(518,407,253)	-	-	-	518,407,253	-	-	-
Dividends attributables to non controlling interest	-	-	-	-	-	-	-	(30,642,762)	(30,642,762)
Acquisitions of companies	-	-	-	-	-	-	-	19,399,492	19,399,492
Sale of subsidiaries	-	-	-	-	-	-	-	(365,499,360)	(365,499,360)
Increase in non controlling interest from discontinuing operations	-	-	-	-	-	-	-	23,773,504	23,773,504
Others variation in non controlling interest	-	-	-	-	-	-	-	(16,540,703)	(16,540,703)
Loss of the year	-	-	-	-	-	(649,694,254)	(649,694,254)	(429,875,529)	(1,079,569,783)
Other comprehensive earing of the year	-	-	-	-	1,897,548	-	1,897,548	1,141,750	3,039,298
Total comprehensive loss of the year	-	-	-	-	1,897,548	(649,694,254)	(647,796,706)	(428,733,779)	(1,076,530,485)

Balance as of December 31, 2012	1,314,310,895	1,018,352,216	250,405,701	-	(10,753,372)	(771,796,574)	1,800,518,866	529,720,732	2,330,239,598

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2012	12.31.2011
Cash flows from operating activities:
Loss of the year		(1,079,569,783)	(819,931,002)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income tax		(101,797,999)	37,380,680
Interest accruals	39	345,227,759	315,872,627
Depreciations and amortizations	35, 36 and 37	400,746,404	387,856,556
Impairment of properties, plant and equipment	8	108,283,569	557,668,671
Impairment of intangible assets	9	-	90,056,095
Reserve for directors’ options	37	8,945,352	8,945,352
Setting up of provisions, net		78,540,658	60,238,601
Result from repurchase of financial debt	39	(21,451,233)	(6,732,659)
Share loss of joint arrangements and associates	12 and 13	28,725,355	(5,173,794)
Accrual of defined benefit plans	11, 12 and 13	39,407,416	19,895,480
Foreing currency exchange difference	39	345,852,323	182,011,106
Proceeds from current value measurement	39	70,600,761	(551,145)
Changes in the fair value of financial instruments	39	(191,938,160)	(30,637,693)
Profit of acquisition of subsidiaries	42	-	(505,936,374)
Other		28,291,035	(25,730,748)
Discontinued operations		246,227,048	200,485,339
Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(195,431,949)	(85,228,570)
Increase in inventories		(42,809,651)	(14,061,709)
(Increase) Decrease in intangible assets		-	-
(Increase) Decrease in other assets		-	-
Increase in trade and other payables		697,792,173	110,349,040
Increase in deferred revenues		89,630,265	157,338,000
Increase in salaries and social security payable and defined benefit plans		113,774,266	128,203,104
(Decrease) Increase in taxes payable		(10,523,565)	6,531,083
(Decrease) Increase in provisions		(12,475,743)	11,839,382
Increase by founds obtained of the program of rational use of energy		423,799,269	399,557,474
Dividend paid to third parties by subsidiaries		(25,391,428)	(43,823,701)
Net cash generated by operating activities		1,344,454,142	1,136,421,195

Cash flows from investing activities:
Purchases of property, plant and equipment		(651,550,245)	(674,984,555)
Purchases of intangible assets		(85,686,257)	(172,120,000)
Purchases of infrastructure under construction		(38,961,694)	(45,504,000)
Purchases of biological assets		(602,651)	-
Purchases of financial assets at fair value through profit and loss		(689,647,868)	(549,411,792)
Acquisition of investments in subsidiaries		-	(569,997,676)
Loans		(15,377,055)	-
Proceeds from loans		1,573,036	-
Proceeds from sale of financial assets		788,038,242	483,804,623
Proceeds from the sale of property, plant and equipment and other assets		-	918,291
Proceeds from discontinued operations		100,616,301	-
Capital contribution in joint ventures		(198,565)	-
Decrease in derivatives financial instruments		(1,864,000)	-
Decrease in restricted financial assets		-	87,765,118
Discontinued operations		(200,839,318)	(275,685,743)
Net cash used in investing activities		(794,500,074)	(1,715,215,734)

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2012 and 2011

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2012	12.31.2011
Cash flows from financing activities:
Dividends paid		-	(18,111,204)
Proceeds from borrowings		317,495,166	1,322,604,914
Payment of borrowings		(875,375,944)	(993,786,066)
Payment of repurchase of financial debt		(88,546,372)	-
Variation in non-controlling interest		(5,811,237)	-
Discontinued operations		(39,919,383)	84,587,842
Net cash (used in) generated by financing activities		(692,157,770)	395,295,486

Financial results generated by cash and cash equivalents		76,966,828	103,156,466

DECREASE IN CASH AND CASH EQUIVALENTS		(65,236,874)	(80,342,587)

Cash and cash equivalents at the beginning of the year	20	345,118,745	425,461,332
Cash and cash equivalents at the end of the year	20	279,881,871	345,118,745

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the year ended December 31, 2012 and 2011

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

GLOSSARY OF TERMS

The following definitions are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the consolidated financial statements of the Company.

Terms	Definitions
ADR	American Depositary Receipt
AESEBA	AESEBA S.A.
AFIP	Argentine tax authorities
APACHE	Apache Energía Argentina S.R.L.
Banco de Galicia	Banco de Galicia y Buenos Aires S.A.
BBVA	Banco Bilbao Vizcaya Argentaria S.A.
BLL	Bodega Loma La Lata S.A.
BST	Banco de Servicios y Transacciones S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CIADI	International Centre for Settlement of Investment Disputes
CIESA	Compañía de inversiones de energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CGU	Cash-Generating Unit
CNDC	National Antimonopoly Office
CNV	National Securities Commission
CPB	Central Piedra Buena S.A.
CTG	Central Térmica Güemes S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

Terms	Definitions
CTLL	Central Térmica Loma La Lata S.A.
CVP	Variable Production Cost
CYCSA	Comunicaciones y Consumos S.A.
DESA	Dolphin Energía S.A.
DFSA	Dolphin Finance S.A.
EASA	Electricidad Argentina S.A.
EDELAR	Empresa Distribuidora de Electricidad de La Rioja S.A.
EDEN	Empresa Distribuidora de Energía Norte S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
EDESA	Empresa Distribuidora de Energía de Salta S.A.
EDESAL	Empresa Distribuidora San Luis S.A.
Edesur	Empresa Distribuidora Sur S.A.
EGSSA	EMDERSA Generación Salta S.A.
EMDERSA	Empresa Distribuidora Eléctrica Regional S.A.
ENARGAS	National Gas Regulatory Agency
ENDISA	Energía Distribuida S.A.
ENRE	National Regulatory Authority of Electricity
EPCA	EPCA S.A.
ES	Energy Secretariat
ESED	Empresa de Sistemas Eléctricos Abiertos S.A.
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FNEE	National Fund of Electricity
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
FREBA	Regional Electricity Forum of Buenos Aires Province
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.
IASB	International Accounting Standards Board

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

Terms	Definitions
IEASA	IEASA S.A.
IISA	Inversora Ingentis S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
INDISA	Inversora Diamante S.A.
Ingentis	Ingentis S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
VAT	Value Added Tax
CVI	Cost Variation Index
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
MEM	Wholesale Electricity Market
MMC	Cost Monitoring Mechanism
MIVySP	Ministry of Infrastructure of the Province of Buenos Aires
NYSE	New York Stock Exchange
OCEBA	Control Agency Electric Power of the Province of Buenos Aires
OED – CAMMESA	Agency in charge of dispatch
PEPASA	Petrolera Pampa S.A.
PG	Pampa Generación S.A.
PISA	Pampa Inversiones S.A.
Powerco	Powerco S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PRESA	Pampa Real Estate S.A.
PUREE	Rational Use of Electricity Programme

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

Terms	Definitions
PYSSA	Préstamos y Servicios S.A.
RT	Technical Resolutions
RTI	Comprehensive Tariff Review
RTT	Temporary Tariff Regime
SADI	Argentine System of Interconection
SEC	Securities and Exchange Commission
SIESA	Salta Inversiones Eléctricas S.A.
TGS	Transportadora de Gas del Sur S.A.
The Company/Group	Pampa Energía S.A. and its subsidiaries
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
UNIREN	Unit for the Renegotiation and Analysis of Utility Contracts
VAD	Value Added Distribution
VCP	Short-term securities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, is engaged in of the electricity generation, transmission and distribution market in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.1% of the installed capacity in Argentina.

In the transmission business, the Company through Transener joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers 11,656 km of lines of its own, as well as 6,158 km of high-tension lines belonging to Transba. Both companies together carry 95% of the electricity in Argentina.

In the distribution business, the Company, through Edenor and its indirectly controlled subsidiary EDEN, distributes electricity among over 3 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires and the north of the Province of Buenos Aires, respectively.

In other sectors, the Company conducts financial investment operations, oil and gas prospecting and exploitation, and it keeps investments in other companies having complementary activities.

NOTE 2: REGULATORY FRAMEWORK

Generation

The Company generate energy which, through the SADI is directly sold to the WEM at prices approved by CAMMESA. Such prices arise from supplying the WEM’s electric demand with electric supply whose CVP is related to the less efficient machine that is currently generating power with natural gas. Revenues from the sale of power result from the sales on the WEM’s spot market and sales to large client on the MAT through agreements executed by the parties and in accordance with the regulations established by the ES.

The future development of the power generation activity could force the Government to modify adopted measures or to introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date hereof by the National Government on the Company and its controlled companies’ financial, economic and cash position as at December 31, 2012 have been calculated based on the assessments and estimates made by the Company management as at made at the date of preparation of these consolidated financial statements and should be interpreted considering these circumstances.

In this sense, on August 30, 2012, the Company and its subsidiary generating companies received a request for information from the Strategic Planning and Coordination Committee of the Hydrocarbon National Investment Plan aiming to further a new regulatory model contemplating a remuneration scheme which may guarantee and/ or promote generation availability. It should be pointed out that the Company and its subsidiaries have timely and properly submitted all documentation required by the authorities.

The regulatory provisions affecting the electricity market and the activities of controlled power generation companies are stated below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

a.     Restrictions on spot prices ES Resolution 240/03

By means of this resolution the ES amends the methodology to set prices on the WEM and determines that the maximum CVP recognized to set the prices is that of the most inefficient unit operating or available using natural gas.

Spot prices are fixed based on the assumption that all available machines have the gas necessary to meet the demand. Units powered by liquid or mixed fuels will not set prices, and the difference between the CVP and the Node Price of the thermal machine in operation will be included as a Temporary Dispatch Surcharge (“Stabilization Fund Sub-account”). The maximum Spot Price recognized is Ps. 120 per MW.

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years, this fund underwent an ongoing definancing.

b.     Receivables from WEM generators

In September 2003, the ES issued Resolution No. 406/03 by which it was established that, based on the depletion of available resources in the WEM’s Stabilization Fund, amounts pending payments in each month are consolidated, accruing interest at an interest rate equivalent to the mean monthly yield obtained by OED-CAMMESA in its financial placements, to be paid when the Fund will have sufficient funds according to a priority order of payment to agents.

This situation directly affects the Company and its subsidiaries´ financial position, since they only collect on the sales made to the Spot Market, the declared CVP and power payments. The balance resulting from sales in the Spot Market and constituting its variable margins represent a credit generators have against the WEM, documented by CAMMESA under LVFVDs.

As of December 31, 2012 and 2011 and January 1, 2011 the Company and its controlled companies from the generation segment register LVFVDs which, together with accrued interest and net of all applicable collections and assignments, amount to a total Ps. 410.4 million, Ps. 336.9 million and Ps. 300.6 million and are made up as detailed in subsections c), d), k) y l) then exposed.

c.     FONINVEMEM

ES Resolution No. 712/04 created the FONINVEMEM to increase the available electric generation by investments in thermal generation.

The ES invited all WEM agents creditors with LVFVD to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 and through December 2006, in an interest in two combined cycle projects.

The LVFVD contributed to FONINVEMEM will be converted into US$ and will have an annual yield at LIBOR + 1% and will be received in 120 equal, monthly and consecutive installments as from the commercial authorization of the combined cycle of electric plants mentioned above.

During the months of January and February of the year 2010, the Manuel Belgrano and San Martin power plants were respectively cleared for operation; therefore, as from the months of March and April 2010 respectively, the Company and its subsidiary generating companies started collecting the first of the 120 stated installments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Although on May 31, 2010, CAMMESA informed through a note of the amount of the LVFVDs in pesos and in equivalent US$, pursuant to the procedures set forth in the Agreement, such amounts are deemed provisional. Therefore, and considering that as of the issuance hereof the Company and its generation segment subsidiaries  have received no confirmation of their conversion into US$, the Company has decided to keep such receivables at their original value in pesos.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest as of December 31, 2012 and 2011 and January 1, 2011, without giving effect to the hereinbefore mentioned conversion into US$, add up to Ps. 78.5 million, Ps. 69.6 million and Ps. 74.7  million approximately, respectively.

Likewise and in regards to receivables generated during 2007, on May 31, 2007, the ES issued Resolution No. 564, convoking again those private WEM creditors to extend their interest in the FONINVEMEM by contributing 50% of such receivables. Although such resolution establishes various alternatives to recover funds contributed to FONINVEMEM, the Company and its generation segment subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment. Therefore, the required conditions were duly complied with: (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energy Plus) while exports are not allowed for the first 10 years.

Based on the investment projects presented by CTLL, on June 20, 2008 by means of Brief No. 615, the ES considered verified the proposal and instructed the OED to pay the 2007 LVFVD, which had been duly collected.

d.     Supply Commitment Agreements – ES Resolution No. 724/08

ES Resolution No. 724/08 empowers CAMMESA to execute “WEM Supply Commitment Agreements” with WEM generating agents. Pursuant to these agreements, generating agents may receive from CAMMESA the LVFVDs’ amount as from the beginning of 2008 and during the life of the agreement, as long as such funds are allocated to the repair and/or repowering of generating groups and/or associated equipment, provided its cost surpasses 50% of the la remuneration for the items encompassed by Section 4, subsection c) of ES Resolution No. 406/03, under certain conditions, including, but not limited to, its approval by CAMMESA.

The procedure consists in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

Under this resolution, on December 9, 2008 CTLL entered into a Master Agreement with the ES for the conversion of its power generating plant to a Combined Cycle plant, pursuant to which undertook to conduct the expansion project. Aditionally, this agreement allow other WEM’s generators to recover their consolidated receivables from subsection c), ES Resolution No. 406/03, as long as such funds are allocated to the previously mentioned expansion project.

Furthermore, on April 14, 2009, CTLL entered into a Supply Agreement with CAMMESA under the ES Resolution No. 724/08 and according to the agreement with the ES in the Master Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Under such agreements, CTLL has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity mentioned in this Note. This assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement.

As of December 31, 2012, depending on the cancellations of receivables made by CAMMESA, cessions have been perfected for an amount of Ps. 62.2 million.

As of December 31, 2012 and 2011 and January 1, 2011,, accumulated LVFVD object of the abovementioned assignment, add up to approximately Ps. 234.2 million, Ps. 207.5 million and Ps. 190.9 million, respectively.

ES Resolution No. 701/11 acknowledged the existence of consolidated receivables in favor of the Generating Agents resulting from the application of Resolution No. 406/03 for the economic transactions conducted until December 31, 2010 pursuant to ES Resolution No. 724/08 for an amount of up to Ps. 1,117.3 million. It should be pointed out that, even though this Resolution does not specify the structure of these receivables or mechanisms for their cancellation, the LVFVDs accumulated in favor of the controlled companies of generation segment fall within the scope of provisions of the previously mentioned Master Agreement entered into between the ES and CTLL.

As at the date hereof, CTLL has filed an administrative claim before the Ministry of Federal Planning, Public Investment and Services to demand the enforcement of the commitments undertaken under the Electric Power Supply Agreement entered into with CAMMESA on April 14, 2009. After all administrative remedies have been exhausted, a judicial proceeding may be brought..

e.     Energy Plus - ES Resolution No. 1281/06

The ES approved Resolution No. 1,281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

-               Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.

-               Large Users with a demand over 300 KW will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.

-               The new energy consumed by Large Users with a demand over 300 KW over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (“Energy Plus”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

-               The New Agents joining the system must contract their whole demand under the Energy Plus service.

-               For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

Under such standard, CTG possess LMS 100 generation unit with a capacity of 98.8 MWISO. CTG was the first WEM generator that provided the service to Energía Plus, for which executed several service agreements with Energía Plus that cover for the entire Net Effective Power of the extension with various agents from the MAT.

Together with the approval by the Ministry of Federal Planning, Public Investment and Services of the profit margin presented by CTG through MPFIPyS Note No. 2495/08, the Energy Secretariat, by virtue of Notes No. 625/08, 2429/08 and 2495/08, authorized the CTG contracts for a total power of 96.5 MW.

If an Energy Plus client cannot meet the demand for energy assigned to it, the generator may purchase that energy in the Spot Market at the Operating Marginal Cost which, during the July 12, 2011 week, amounted to Ps. 642.58/MWh.

CTG has current Power Availability Agreements in force with other generators, including TermoAndes S.A., GENELBA S.A., Generación Mediterránea S.A. and SOLALBAN Energía S.A., whereby it can purchase energy from said generators to perform its contracts in case of unavailability of its LMS 100 unit, which is fully committed to Energy Plus service contracts. Thus, CTG substantially limits the risk resulting from having to purchase energy in the Spot Market at a price equivalent to the Operating Marginal Cost.

These contracts include an automatic call clause applicable by CAMMESA under certain market conditions, which takes into consideration the total or partial unavailability of the equipment to support 100% of the energy demanded by clients, the Operating Marginal Cost hourly price and the contract price. The purchase prices for the power subject-matter of the stated contracts range from US$ 57.24/MWh to US$ 59.61 MWh.

Furthermore, the Company has entered into power availability agreements with the above mentioned generating agents whereby CTG acts as the selling party, supporting generators in case of unavailability of their equipment. These agreements are ranked with a lower priority than Energy Plus contracts and relate to surplus energy (energy committed to the Energy Plus contracts which has not been demanded by clients).

f.      MEM Supply Agreements – ES Resolution No. 220/07

Aiming to modify the market conditions allowing for new investments to increase the generation offer, the ES passed Resolution No. 220/07, which empowers CAMMESA to enter into “WEM Supply Commitment Agreements” with WEM generating agents for the energy produced with new generation equipment. They will be long-term agreements, and the price payable by CAMMESA should compensate the investment made by the agent at a rate of return accepted by the ES.

On November 1, 2011, CAMMESA granted to CTLLL the provisional commercial commissioning of the Steam Turbine unit, and the combined cycle started to operate on a commercial basis. Electricity generated by this turbine may be sold pursuant to the Energy Plus Plan and through the WEM Supply Agreements executed by CAMMESA pursuant to ES Resolution No. 220/07. Pursuant to the Addendum to the December 2010 Supply Agreement, during the first 3 years of the Supply Agreement all the power produced by the steam turbine may be marketed thereunder.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Pursuant to the agreement mentioned in subsection k), Central Térmica Piquirenda, owned by EGSSA was commissioned for commercial operation on May 3, 2011. On July 15, 2011, such company executed the WEM Supply Agreement pursuant to ES Resolution No. 220/07. As from such date, the power produced by the plant is marketed in whole pursuant to the provisions of such agreement.

g.     ES Resolutions No. 599/07 and 1,070/08: Natural gas supply

Resolution No. 599/07, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for such Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

Additionally, on October 1, 2008, the ES issued Resolution No. 1,070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

The resolutions mentioned above were in effect until June 30, 2009. Since July 17, 2009, a new agreement was signed among other gas producers and the Ministry of Federal Planning, Public Investment and Services, seeking to find the appropriate tools to resolve the issues affecting the sector’s balance, the situation of regional economies and national interests. This agreement established a new price for natural gas used by electric power plants, applicable as from the second semester of 2009.

h.     Recognition of variable costs

On October 29, 2007 the ES informed that the current variable cost to be recognized to the generators of 7.96 Ps./Mwh, shall be increased in accordance with the consumed liquid fuel, by:

•              Gas-oil / Diesel Oil Generation: 8.61 Ps./Mwh

•              Fuel Oil Generation: 5.00 Ps./Mwh

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below Ps. 5/MW, the latter value must be recognized.

These values were later modified as from the execution of the Generators’ Agreement dated November 25, 2010, described later in subsecion k), until 1 January, 2012, the date on which the agreement was suspended, as is mentioned in subsection referred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Benchmark fuel oil price

By means of Brief No. 483/08, the ES instructed CAMMESA to recognize to generators a maximum price of 60.50 US$ / barrel plus a 10% related to administrative cost plus freight, for purchases of fuel oil of national origin to generate electric power as from April 24, 2008.

Afterwards, and due to significant variations in the International fuel market as regards to listed prices of crude and its derivatives, the ES issued Brief No. 1,381/08 in October 2008, instructing CAMMESA to recognize as from November 1, 2008, to generators acquiring fuel oil with proprietary resources, a weekly price resulting from considering the average of 10 listed prices (based on the benchmark listed price of Base Platts as defined in the resolution) prior to the calculation closing date, less a differential of 2.50 US$/barrel, under FOB La Plata plus 10% of the total purchase cost of fuel, for administrative and financial expenses plus freight cost.

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50 US$/barrel plus 10% of the total purchase cost of fuel for administrative costs plus the freight cost.

Due to the existence of verified reductions in the delivery of domestic fuel, on April 20, 2011 and pursuant to Note No. 300, the ES recognized higher costs for domestic fuel oil. For the fuel oil produced with national crude oil, the ES will recognize to the electrical sector a value of US$ 62 Ps./bbl under FOB conditions for each refinery. For the fuel oil produced with third-party crude oil, the ES will recognize the lower of the following two values: (i) the price of Escalante crude oil for the month of delivery in the domestic market as published by the same Secretariat plus US$ 16.50 US$/bbl under FOB terms; and (ii) the average of the month immediately preceding delivery of the fuel for FO No. 6 1%S New York Platt’s less a US$ 2.50/bbl differential.

This Note explains that for the purchase of national fuel oil, generating agents will be recognized the fuel oil purchase price plus 10% of the reference price instructed in ES Note No. 1381/08 plus the maximum freight recognized by CAMMESA from the reference port (La Plata).

On April 24, 2012, through ES Note No. 2352, CAMMESA was instructed to centralize purchases of domestic fuel oil for power plants from April 2012 to May 2013 at an agreed price with the supplier. It also removed the opportunity to generators of recognizing higher costs for domestic fuel oil authorized through ES Note No. 300/11. Thus, the price that CAMMESA will recognize to generators will be again US$ 60.5 US$/barrel under FOB terms for each refinery as the ES Note No. 1381/08 set. Therefore, as at the date hereof it is impossible for Central Piedra Buena S.A. (“CPB”) to acquire fuel oil since domestic market prices are much higher than the costs CAMMESA will be recognizing to WEM generators.

Notwithstanding the foregoing and besides continuing receiving CAMMESA dispatches, CPB reserved its rights to acquire fuel oil directly to domestic producers just in case technical and commercial conditions so allow. In the case a CAMMESA dispatch had the same conditions than a shipment hired by CPB, this last will have priority for discharge.

i.      Procedure regarding the dispatch of natural gas for electricity generation

On October 7, 2009, the ES instructed CAMMESA to summon all WEM thermal generators to formally express their decision to adhere to the “Procedure to dispatch natural gas for the generation of electricity” (the “Procedure”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

The Procedure basically consists in acknowledging that CAMMESA, upon operating restrictions in the natural gas system can assume the rights over the volumes and transportation of natural gas that the generators may have in order to try to maximize the thermal supply from the power generation sector. In exchange for such voluntary assignment of volume and transportation of natural gas, the generator will receive, during the life of the Agreement, the higher value of: the positive difference between the approved spot price and the variable generation cost with natural gas recognized by CAMMESA or 2.5 US$/MWh, under the following conditions: i) f the unit was operational, such value shall apply to the maximum value between the power actually produced, irrespective of the fuel used and that which would have been produced if natural gas were available, as long as its recognized variable generation cost was lower than the Operated Marginal Cost on the WEM; ii) if the unit was not available, such value will be computed for the power that would have been produce had the natural gas been available and actually assigned to CAMMESA, as long as its recognized variable generation cost were lower than the Operated Marginal Cost on the WEM.

The Procedure was originally effective for winter seasons from 2009 to 2011. However, through Note No. 6169 dated September 29, 2010, the ES instructed CAMMESA to convene generating agents having thermal generators to formally announce their decision to adhere to the Program for the Dispatch of Gas for its application from October 2010 to May 2011 and from September through December 2011. In view of the level of response to the hereinbefore mentioned call, through Note No. 6503 dated October 6, 2010 the ES instructed CAMMESA to continue applying the Procedure during the term stated in Note No. 6169/10. The Company and its subsidiaries formally adhered to both calls.

On November 16, 2010, through Note No. 7584/10, the ES instructed CAMMESA to convene WEM’s thermal generators having entered agreements pursuant to ES Resolution No. 1281/06 (plus energy) to formally announce their decision to adhere to the methodology set forth in that note, which allows WEM’s generating agents to accept that CAMMESA may exercise its right over the natural gas and the corresponding transportation volumes so as each company can perform the more energy efficient allocations of said fuel.

Additionally, Note No. 7584/10 considers the effect of the support provided by the generating agent originally owning the natural gas to their agreements in the WEM’s forward market, these agreements will not be affected by the provisions of the Note.

Furthermore, through ES Note No. 7585 dated November 16, 2010, CAMMESA was instructed to convene the WEM’s thermal generators having natural gas supply agreements covered by the Gas Plus Program (approved by ES Resolution No. 24/08) adhere to the methodology set forth in that note, which consists of accepting that CAMMESA may exercise its right over the natural gas and the corresponding transportation volumes so as to maximize the efficiency of this fuel.

As long as the ES deems the supply is valid and CAMMESA actually uses such mechanism by assigning granted volumes to another generator, this mechanism will not negatively affect the remuneration for power, the recognition of fuel costs and the applicable associated surcharges pursuant to Exhibit 33 of The Procedures or the amounts corresponding to section 4.c of ES Resolution No. 406/03 assignable to the granting generator.

Similarly to the provisions of Note No. 7584/10 and base on the support provided by the generating agent originally owning the natural gas to their agreements in the WEM’s forward market and/or the agreements pursuant to ES Resolution No. 220/07, these agreements will not be affected by the provisions of the Note.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

The effect of the mechanisms established by ES Notes No. 7584 and 7585 originally applied until December 31, 2011. However, ES Note No. 8692, dated November 14, 2011, instructed CAMMESA to convene generating agents to adhere to the application of the mechanisms established in ES Notes No. 6866/09, 7584/10 and 7585/10 and complementary notes during the year 2012. In view of the verified level of response, the ES, through Note No. 187/11 dated December 19, 2011, instructed CAMMESA to continue applying the stated mechanism during the year 2012. Through ES Note No. 7469, CAMMESA was instructed to continue applying the stated mechanism until April, 2013.

j.      Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008-2011 (the “Agreement 2008-2011”)

On November 25, 2010, the power generation subsidiaries together with other Generating Agents entered into the Agreement for the following purposes: (i) to continue with the WEM’s adaptation process; (ii) to permit the entry of new generation to meet the increase in the power and energy demand; (iii) to define a mechanism for the cancellation of the LVFVDs corresponding to receivables for the period comprised between January 1, 2008 and December 31, 2011, and; (iv) to acknowledge the global remuneration corresponding to the adhering WEM Generating Agents.

The main conditions of the Agreement are as follows:

•       An increase in the remuneration for the provided power which, subject to the meeting of certain agreed availability conditions, will increase from Ps. 12/MW-hrp to Ps. 35/MW-hrp (in the case of CPB and Loma de La Lata) and to an average Ps. 38.5/MW-hrp (in the case of CTG). This condition will not apply to Generators whose power (or part thereof) is covered by ES Resolutions No. 1,281/06, 220/07, 1,836/07 and 1,427/04.

•       An increase in the maximum recognized values for the operation and maintenance remuneration which, subject to the meeting of certain agreed availability conditions, will increase by Ps. 8/MWh for the generation of liquid fuels (from the current Ps. 12.96/MWh) and by Ps. 4/MWh for the generation of natural gas (from the current Ps. 7,96/MWh – Ps. 10,81/MWh).

•       The maximum value is increased to 250 MW, up to which the hydroelectric generator’s receivables will be considered within the amounts set forth by Section 4, subsection e) of ES Resolution No. 406/03. In this manner, receivables accrued by the subsidiary HINISA will no longer be deemed LVFVDs or receivables under subsection c) and will become comprised by subsection e), with the same payment priority that the production variable cost. This condition will not apply to the subsidiary HIDISA, since its installed power surpasses 250 MW.

On February 3, 2011, through Note No. 924, the ES instructed CAMMESA to consider in its economic transactions with WEM the remunerative items set forth in the Agreement as LVFVDs until the supplementary addendums are executed.

In order to fulfill their obligations arising from the Agreement 2008-2011, the Company and its subsidiary generating segment companies have submitted to the ES consideration a project for the installation and expansion of a new power generation plant, together with a proposal for the inclusion of an addendum to the agreement in order to contemplate modifications allowing for the earning of a fair and reasonable income from the additional capital invested in the project.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

In this context and in order to instrument the Agreement 2008-2011, on April 1, 2011, the Company and its subsidiary generating segment companies entered into a new agreement with the ES pursuant to which they undertook to conduct the electric power generation project specified in the previous paragraph (the “Instrumentation Agreement”). This project consists of two stages and a total installed power of 45 MW.

The Instrumentation Agreement provides for the payment of the LVFVDs accrued and to be accrued in favor of the signatory generators in the 2008 – 2011 period, which are not included in ES Resolution No. 724/08, up to a total amount which may not surpass 30% of the project’s amount. Furthermore, the stated agreement provides for the exclusion of the Company and the rest of the signatory generators from the provisions of the before mentioned ES Note No. 924.

On October 17, 2011, CAMMESA submitted to the consideration of the ES the report drawn up by the Technical Group regarding the execution of the First Stage of the Project, concluding that the maximum value to be recognized for that stage pursuant to the Instrumentation Agreement amounts to US$ 8,083,799.

Balances accumulated by LVFVDs corresponding to the year ended December 31, 2011 and allocated to the 2008 – 2011 Agreement, plus all accrued interest, amount to Ps. 57.9 and Ps. 28.5 million as of December 31, 2012 and 2011 respectively. As the issuance hereof, no LVFVDs have been cancelled pursuant to the provisions of the Instrumentation Agreement.

The Company and its subsidiary generating segment companies have filed the applicable administrative claims with the relevant authorities so that is effected the cancelations of LVFVDs derived from the implementation of the 2008 – 2011 Agreement and the Instrumentation Agreement for the execution of the first stage of the project.

On January 24, 2012, the ES sent to CAMMESA Note No. 495 instructing it not to apply, until receiving further instructions, the sections of the 2008-2011 Agreement establishing the remuneration corresponding to the Power Output and a higher value for Operation and Maintenance costs as from its execution.

It should be pointed out that the same Note states that the ES is analyzing different alternatives to promote actions tending to encourage and/or guarantee generation availability.

Such instruction was later confirmed through ES Note No. 1269/12, whereby CAMMESA was instructed to continue liquidating transactions in the WEM pursuant to ES Note No. 495/12.

Since these instructions imply a breach of the commitments undertaken by the ES, the Company and its subsidiaries have filed the applicable administrative claims. Once they have been exhausted, legal actions may be instituted.

The economic impact of the application of the 2008 – 2011 Agreement regarding the remuneration of the above mentioned items resulted in revenues from sales for the Company and its subsidiaries amounting to Ps. 118.6 million during the fiscal year ended December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Pursuant to the challenges to the documents for the economic transactions conducted in January 2012 filed by the Generating Agents (including the Company) for not contemplating the stated remunerative items, on August 31, 2012 the ES sent to CAMMESA Note No. 5307/12 ratifying the terms of Note No. 495/12 and stating that different analyses are currently being conducted aiming to continue developing actions to further and/ or guarantee the generation availability.

In response to the challenges filed by the Company and its subsidiary generating segment companies to Note No. 495/12 and to the documents evidencing the economic transactions conducted in January 2012, the ES sent several notes ratifying this note to each of the generating subsidiaries. The Company and its subsidiaries have filed the appropriate administrative claims to enforce their rights.

k.     LVFVD corresponding to the year ended December 31, 2012

During the year ended December 31, 2012, the Company and its subsidiary generating companies have recorded LVFVDs in the amount of Ps. 39.8 million, including accrued interest. As at the issuance hereof, CAMMESA has not issued a decision on the procedure to cancel said receivables.

l.      Supply of natural gas considered “Gas Plus” for generation purposes

Through Note No. 3456/12, the ES introduced certain modifications to the conditions applied to Gas Plus supply for generation purposes.

This Note contemplates two situations:

i)      generators who owned an approval of their Energy Plus project with supply of natural gas under the Gas Plus Program;

ii)     other generators who hire Gas Plus based on their needs.

Regarding the first case, the ES understood that volumes hired under Gas Plus system, should be accepted by CAMMESA as long as the price was not higher than the recognized by this entity.

As regards the second case, while purchases were made at the maximum price approved for the Gas Plus project, such volumes should be hired at the value recognized by CAMMESA or, if lower, at the maximum value of the specific project.

Additionally, it set forth that in such cases CAMMESA will have a priority right on the hiring of Gas Plus with the specific producer. The drawing of the Note is not clear as to such priority corresponds just to the first case or also to the second one.

Afterwards, CAMMESA disposed that the higher value to be acknowledged it amounts to US$ 5.20/MMBTU and it should be recognized for any other case which not reaches the characteristics mentioned above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Later, by Note B-73079-1, CAMMESA informed thermal generators of such note and provided an interpretation of those disposals. In brief, it understood that the maximum price to be recognized in each case will be US$ 5.20/MMBTU and that for those proposals to member the mechanism set forth by ES Note No. 7585/11 not expressly so far approved, the generator should inform the applicable producer(s) of the provisions in the commentary Note in other to they may offer to CAMMESA the previously agreed volumes with the generator.  CAMMESA note does not make any distinction regarding the purchase priority among cases stated in i) and ii) above.

The Association of Electric Power Generators of the Republic of Argentina sent a note to the ES with certain considerations whit the purpose of this authority should clarify the concepts stated in its note regarding CAMMESA statements.

Later, through Note No. 4377/12, the ES instructed CAMMESA to include within the assumption indicated in i) above the generating units supporting commitments undertaken in the WEM Supply Agreements entered into pursuant to ES Resolution No. 220/07, the Company units being comprised within this situation.

As at the date hereof, neither the recognition of Gas Plus costs nor the conditions for the provision of this fuel to support the Company’s WEM Supply Agreements have been modified. Should substantial modifications apply in this respect, the Company will evaluate the steps to take in order to safeguard the rights resulting from the “Master Agreement for the Closing of CTLL Combined Cycle”, the “MEM CTLL– CAMMESA Supply Agreement ” and the “MEM EGSSA - CAMMESA Supply Agreement”

m.   Sales commitments

Certain contractual obligations denominated in Argentine pesos and related to the supply of electric power to large clients of the WEM’s Forward Market as at December 31, 2012 and the periods during which these obligations should be perfected are stated below. These commitments result from supply agreements (energy and power) entered into between the companies of the generation segment and large clients of the WEM’s Forward Market pursuant to the provisions set forth by the ES.

	Total	Up to 1 year	1 to 3 years

Sales commitments
Electricity and power (1)	592,824,556	515,356,035	77,468,521

(1) Sales commitments have been valued by considering the estimated market prices according to the particular conditions of each contract.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Transmission

Tariff situation

In May 2005 Transener and Transba signed the Memorandum of Agreement with the UNIREN, including the terms and conditions to adjust the concession contracts, which were ratified by Decrees of the Executive Branch in November, 2005.

Based on the guidelines established in the above Memorandum of Agreement, (i) a RTI was scheduled to be performed to determine a new tariff system for Transener and Transba, which should have become effective in February 2006 and May 2006, respectively; and (ii) the recognition of increased operating costs incurred until the tariff structure resulting from the previously mentioned RTI becomes effective.

Since 2006, Transener and Transba requested to the ENRE the fulfillment of the obligations assumed in the Memorandum of Agreement, stating the on-compliance by such agency with the commitments established in the Memorandum of Agreement, the serious situation resulting from such noncompliance, and the decision to continue with the RTI, provided that the remaining obligations assumed by the parties continue to be in force and the new system resulting from the RTI process becomes effective.

In turn, by means of Resolutions Nos. 869/08 and 870/08 of July 30, 2008, the ES extended the contractual transition period of Transener and Transba, respectively, through the actual effective date of the tariff schedule resulting from the RTI, establishing also such date for February 2009.

In this sense, both companies have timely filed their rates claims pursuant to the provisions of the respective Memorandum of Agreement and Section 45 and similar ones of Act No. 24,065 so that the claims may be discussed, a Public Hearing may be held and a new rates chart may be defined.

However, as of the date of these consolidated financial statements, ENRE had not yet summoned any Public Hearing and did not give treatment to the requested tariff requirements by Transener and Transba under the RTI.

Moreover, and as a result of the increase in labor and operating costs, which have been recorded since 2004, Transener and Transba credited the cost changes actually taking place on a quarterly basis, filing the corresponding complaints with the ENRE to proceed to readjust remuneration regulated of both companies, pursuant to the terms established in the Memorandum of Agreement.

Thus, and subject to a partial adjustment into account the outcome of the RTI provisions from july 1, 2008, through ENRE resolutions No. 327/08 y 328/08, both Transener and Transba have unsuccessfully requested ENRE to conduct the necessary administrative acts so that the cost increases resulting from the execution of the Agreement be recognized in rates, which led to the bringing of legal claims.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

It should be noted that UNIREN has stated by means of a brief that the mechanism to monitor costs and the service quality system was stated when the RTIs of Transener and Transba, respectively, became effective and that upon defining such process it may not be attributed to Concessionaires and could not derive in an impairment of their rights.

Finally, on December 21, 2010, an Agreement Complementary to the UNIREN Memorandum of Agreement (the Complementary Agreement) was executed with the ES and ENRE, which sets forth as follows:

         i.            the recognition of a credit in favor of Transener and Transba resulting from cost variations during the june 2005 – november 2010 period, calculated through the IVC;

        ii.            the compulsory cancellation of the financing received from CAMMESA by means of the assignment of credits resulting from the recognition of cost variations stated in the previous section;

      iii.            a mechanism for the payment of favorable balances during the year 2011;

      iv.            the recognition of an additional amount to be received thought CAMMESA which will be allotted to investments in the system and amounting to Ps. 34 million in Transener and Ps 18.4 million in Transba.

       v.            a proceeding for the restatement and payment of resulting cost variations following the sequence of the semesters already elapsed from December 1, 2010 to December 31, 2011.

CAMMESA estimated the amounts owed to Transener and Transba resulting from cost variations taking place in the june 2005 – november 2010 period, as of January 17, 2011, amounting to Ps. 294.1 million and Ps. 19.1 million, respectively.

Under the  Agreement Complementary,  on May 2, 2011, Transener and Transba executed with CAMMESA the new extensions to the financing agreements (Addendums II), stipulating as follows: i) the cancellation of the amounts collected as of January 17, 2011 by both companies pursuant to the financing granted by the financing agreements executed on May 12, 2009, ii) the granting to Transener and Transba of a new loan for the amounts of Ps. 289.7 million and Ps. 134.1 million, respectively, corresponding to the favorable balances resulting from receivables acknowledged by the ES and ENRE on account of cost variations from June 2005 to November 2010 and iii) the assignment as collateral of the balances of receivables acknowledged as higher costs as of November 30, 2010 pursuant to the Complementary Agreement aiming to cancel the amounts collectable as a result of the application of the newly executed extensions.

It should be pointed out that the funds making up the new loans would be destined to operation and maintenance operations and to the investment plan for the year 2011, and would be disbursed through partial advances based on the availability of cash and cash equivalents by CAMMESA and as instructed by the ES.

However, these covenants with the National Government have been delayed since as at December 31, 2011 —the Agreement’s expiration date— the amounts received by CAMMESA were lower than 21% of the amounts stipulated in the Addendum II, and since no amounts have been received for the remuneration adjustment which should have applied since December 1, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

This way, CAMMESA continued settling Transener and Transba’s remuneration for the electricity public transmission service under the values set forth by ENRE Resolution No. 328/08 and 327/08, without taking into consideration the values informed by the ENRE to the SE through Note No. 99,868 dated June 21, 2011, No. 102,539 dated January 19, 2012 and No. 102,731 dated January 6, 2012, pursuant to Section 1.b of the Complementary Agreement.

Therefore, the remuneration adjustment as from December 1, 2010, as well as the payment of accrued receivables, plus applicable interest until their actual cancellation, are still pending. These amounts must be included in the new addendum to be executed with CAMMESA.

Pursuant to the hereinbefore mentioned delay, the ES has been repeatedly requested to take all necessary actions to regularize the disbursements set forth in Addendum II to the Loan and Receivables Assignment Agreement so as to fulfill the obligations within the term stipulated in the Complementary Agreements.

On march 19, 2012, the ES instructed CAMMESA to make the calculation of the amounts owed to Transener and Transba for cost variations during the December 2010 – December 2011 period, including the corresponding interest, the extension of the Loan and Receivables Assignment Agreement with the amounts resulting from the calculations practiced by ENRE for such period still pending extension.

On May 22, 2012, CAMMESA sent the results of these calculations to the ES. These results have been challenged and sent to the ES by Transener and Transba by DG Note No. 46/12 dated june 28, 2012. As at the date hereof, the extension of the Loan and Receivables Assignment Agreement is still pending.

In the month of March 2012, as a result of the lack of response by the ES, the ENRE and/or CAMMESA regarding the multiple administrative presentations filed, Transener and Transba instituted the applicable legal actions to enforce the Agreement and the Complementary Agreement, to wit: (a) a complaint so that the ES may send to CAMMESA the payment balance for the June 2005 – November 2010 period pursuant to the Loan Agreement executed with CAMMESA; (b) a complaint seeking that the ES should instruct CAMMESA to extend the Loan Agreement for the differential in the December 2010 – December 2011 period between the remuneration settled pursuant to ENRE Resolutions No. 327/08 and 328/08 and the remunerative values determined in the Complementary Agreement, and should provide the funds for the disbursements; (c) a claim for legal protection under the right of amparo against ES so that the Cost Variation Index (“CVI”) already calculated and informed by the ENRE through Notes No. 102,539 and 102,731; be approved and so that the ES should instruct CAMMESA to extend the Loan Agreement and provide the funds for the disbursements; and (d) a claim for legal protection under the right of amparo so that the ENRE may instruct CAMMESA to settle, as from January 2012, the remuneration considering the remunerative values established in the Complementary Agreement.

On July 16, 2012, Transener and Transba received a copy of ES Note No. 4,309 whereby the ES instructed CAMMESA to execute with such companies a third Addendum to the loan and receivables assignment agreement increasing the amounts to Ps. 231.8 and Ps. 98.2 million, respectively (which amounts were in turn informed by CAMMESA to the ES through Note B-70754-1).

Notwithstanding the foregoing, the ES stated that before entering into this third addendum, Transener and Transba should submit to CAMMESA all applicable certificates evidencing the voluntary withdrawal of all legal actions instituted before competent Courts with reference to ES Note No. 4309/12, which is currently under analysis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

As at December 31, 2012, disbursements from CAMMESA were lower than 50% of the amounts stipulated in the Addendums II, and no amounts have been received regarding the additional amounts destined to system investments provided for in the Agreement.

The following chart details the amounts collected and the balance pending disbursement regarding Addendums II:

	Million Pesos
	Transener	Transba	Total
Amounts owed pursuant to the Agreement	294.1	119.1	413.2
Cancellation of financing as at Jan. 17, 2011	(107.3)	(32.2)	(139.5)
Amounts for investments and other items	102.9	47.2	150.1
Total amount of Addendums II	289.7	134.1	423.8
Amounts collected from Addendums II as at Dec. 31, 2012	(136.0)	(71.2)	(207.2)
Balance pending disbursement as at Dec. 31, 2012	153.7	62.9	216.6

Liabilities for all disbursements collected in consideration of Addendums II as at December 31, 2012 have been cancelled through an assignment of receivables acknowledged on account of higher costs pursuant to the Agreement. As from December 31, 2012 and until the issuance hereof, disbursements amounting to Ps. 12 million and Ps. 8 million corresponding to Transener and Transba, respectively, were collected.

Transener and Transba have recorded income resulting from the recognition of cost variations by the ES and ENRE up to the amounts collected through Addendas II. Consequently, both companies have disclosed revenues from sales amounting to Ps. 52.5  million and Ps. 28 million, and earned interest amounting to Ps. 51.5  million and Ps. 33.3 million during fiscal years 2012 and 2011, respectively.

Distribution

The Companies within this segment are subject to the regulatory framework set forth by Act No. 24,065 and the ENRE regulations.

The ENRE is empowered to approve and control tariffs, as well as to control technical products and service quality levels, the commercial service and the compliance with the duty to preserve safety in the streets set forth in the corresponding Concession Agreement. The breach of the provisions set forth in each agreement and the provisions and regulations governing the distributors’ activity will subject them to penalties, which may include the loss of the concession.

Distributors are under the duty, among others, to make the investments and conduct the maintenance tasks necessary to guarantee the quality levels detailed for the rendering of the service within the concession area as well as to guarantee the provision and availability of electricity to timely meet the demand by securing supply sources.

Repeat breaches of the Obligations taken on by each distributor in the Concession Contract will empower the Granting Entity to execute the Guarantee provided by the majority shareholders through the pledge on shares, and to sell those shares through a Public Tender without affecting the continuity of the company receiving the concession. As at the issuance hereof, there are no breaches by the distributors which may fall within this situation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Furthermore, the Distributor may request the termination of the Concession Contracts in case of bankruptcy of the distributor and when the Grantor breaches its obligations in such a way as to prevent the Distributor to render the Service or seriously and permanently affecting it, after formally demanding the rectification of the situation, the distributor may request the termination of the agreement.

Edenor Tariff situation

a.     Agreement Act between Edenor and National State

On September 21, 2005, Edenor signed an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations; ratified on February 13, 2006.The Adjustment Agreement established the following:

i)           the implementation of a RTT effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the Distribution Added Value (“VAD”), allocated to certain specified capital expenditures;

ii)         the requirement that during the term of such temporary tariff regime, dividend payment be subject to the approval of the regulatory authority;

iii)        the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;

iv)       the suspension of the claims and legal actions filed by Edenor and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)         the carrying out of a Revision of the RTI which will result in a new tariff regime that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the ENRE will be in charge of such review;

vi)       the implementation of a minimum investment plan in the electric network for an amount of Ps. 178.8 million to be fulfilled by Edenor during 2006, plus an additional investment of Ps. 25.5 million should it be required;

vii)      the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the company’s distribution costs as a result of the increases and adjustments granted as of each date;

viii)    the waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

ix)       the payment term of the penalties imposed by the ENRE, which are described in item vii above, is 180 days after the approval of the Revision of the RTI in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

Such agreement was ratified by the Federal Executive Power through Decree No. 1,957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/07 of the ENRE which approves the electricity rate schedule resulting from the RTT applicable to consumption recorded as from February 1, 2007. This document provides for the following:

i)           A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect, except for the residential tariffs;

ii)         Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in the Adjustment Agreement;

iii)        Implementation of the MMC contemplated in the Adjustment Agreement, which for the six-month period beginning November 1, 2005 and ending April 30, 2006, showed a percentage of 8.032%. This percentage has been applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

iv)       Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (items i) and ii above) and for non-residential consumption recorded from May 1, 2006 through January 31, 2007 (item iii) above);

v)         Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the MEM, such as the Specific fee payable for the Expansion of the Network, Transportation and Others;

vi)       Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

Resolution No. 434/07 established, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing Edenor and its shareholders to resume the claims suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

b.     Comprehensive Tariff Review

On July 30, 2008, the ES issued Resolution No. 865/08 amending Resolution No. 434/07 designating February 2009 as the date on which the tariff schedule resulting from the RTI shall become effective. As of the issuance date of these consolidated financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from such process.

With regard to the commencement of the RTI, the ENRE has begun this process, and, on November 12, 2009, Edenor submitted its revenue requirements proposal for the new period, which included the grounds and criteria based on which the request is made. As from that moment, the Company has made successive and reiterated presentations. In this regard, the Company has filed a Preliminary Administrative Action (“Reclamo Administrativo Previo”) before the Ministry of Federal Planning, Public Investment and Services as well as a petition for the immediate resolution of the subject matter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

PUREE - MMC

Resolution No. 1,037/07 of the ES established that the funds resulting from the difference between collection of the additional charges derived from the application of the PUREE and the payment of bonuses to users under such Programme, to be deducted the amounts paid by Edenor for the Quarterly Adjustment Index sets forth by Section 1 of Law No. 25,957 and the amounts corresponding to the MMC be deducted from the for the period from May 2006 to April 2007, until their transfer to the tariff is approved. In addition, the above resolution sets forth that the adjustment for the MMC for the May 2006 – April 2007 period effective as from May 1, 2007 amounts to 9.63%.

On October 25, 2007, Resolution No. 710/07 of the ENRE was passed, which approves the aforementioned MMC compensatory procedure.

The CMM adjustment for the May - October 2007 period, applicable as from November 1, 2007 was 7.56 % and amounted to Ps. 45.531 million.

Additionally, in November 2007 and May 2008, Edenor requested additional increases in its distribution margins in accordance with the CMM in order to reflect the variations recorded in its distribution cost base for the periods May-October 2007 and November 2007-April 2008.

In July 2008, Edenor obtained an increase of approximately 17.9% in the DAV that could be transferred to tariffs. This increase represented the 9.63% CMM increase for the May 2006-Abril 2007 period, as well as the 7.56% CMM increase for the May–October 2007 period. These CMM increases were transferred to Edenor’s tariff structure as from July 1, 2008 and resulted in an average increase of 10% for small and medium-demand commercial customers, industrial customers and large-demand users who buy energy directly from generators, and in an average increase of 21% for residential customers with bimonthly consumption levels over 650 kWh, in accordance with a step-up system depending on bimonthly consumption levels.

Notwithstanding the fact that pursuant to Note No. 81,399 sent to the ES the ENRE confirmed an additional 5.79% increase in accordance with the CMM for the November 2007-April 2008 period, as of to date, the Regulatory Authority has neither approved a new rate system that would include such increase in Edenor’s rates nor authorized the Company to collect such increase by other means, for example through an off-setting mechanism against contributions made to the PUREE, as was the case in the past.

At December 31, 2012, Edenor has submitted to the ENRE the CMM adjustment requests, by having increased operating costs and maintenance as determined by the polynomial formula provided in the Memorandum of Agreement, in accordance with the following detail:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Period	Application date	Ajuste MMC (%)
November 2007 - April 2008	May 2008	5.79
May 2008 - October 2008	November 2008	5.68
November 2008 - April 2009	May 2009	5.07
May 2009 - October 2009	November 2009	5.04
November 2009 - April 2010	May 2010	7.10
May 2010 - October 2010	November 2010	7.24
November 2010 - April 2011	May 2011	6.10
May 2011 - October 2011	November 2011	7.72
November 2011-April 2012	May 2012	8.53
May 2012 - October 2012	November 2012	7.32

At the date of issuance of these separate financial statements, the aforementioned ratios as well as the real major costs that should be recognized and transferred to the tariff are pending approval by the ENRE. However, Edenor has become aware of certain internal administrative proceedings through communications of the Regulatory Entity to the Under-Secretariat of Management Control and Coordination of the Ministry of Federal Planning, Public Investment and Services, according to which the analysis made by them shows percentages similar to those calculated by Edenor with regard to CMM ratios.

Based on this information, Edenor has estimated that the claims effectively made for CMM adjustments, which were not transferred to tariffs nor authorized to be collected by other means, amount to approximately Ps. 1,999 million. In accordance with Edenor’s estimate, the amount of the real major costs submitted in the presentations made and not yet authorized to be transferred to electricity rates is significantly higher than that determined after solely considering the CMM adjustments confirmed by the Regulatory Authority.

For these concepts, and until such time as the CMM adjustments are effectively transferred to tariffs, the distribution company is entitled to use PUREE excess funds, as established in Resolutions No. 1037/07 and No. 1383/08 of the ES and ENRE Note No. 83,818. In this regard, and up to date, Edenor has neither recognized nor accrued any amount receivable for this concept in these financial statements, until approval is granted by the control authority.

By Resolution No. 347/12, the ENRE established the application of a fixed and a variable charge associated with power to be included in customer bills, which the distribution company will collect on account of the CMM adjustments stipulated in section 4.2 of the Adjustment Agreement and specifically use for the making of investments and reactive maintenance tasks. Although in the whereas clauses of the Resolution the ENRE recognizes the existence of CMM adjustment requests and states that the authorized charges are on account of CMM adjustments, it says nothing about what provisions will apply concerning the effect thereof for the period elapsed between the date such requests were made and the date of their application to the customer bill.

In this regard, Edenor is currently analyzing the steps to be followed in order to obtain economic recognition of the CMM adjustments resulting from this new charge, the company estimates this charge in Ps. 1,661 million approximately,  until the provisions for the management and quantification thereof are determined by the competent authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

As of December 31, 2012 and 2011 and January 2011, liabilities generated by the excess funds deriving from the application of the PUREE, amount to Ps. 1,277.8, Ps. 867.1 and Ps. 529.1, respectively, and have been disclosed in other non-current liabilities. The increase in liabilities is due to the fact that Edenor was allowed to keep such funds (ES Resolutions No. 1,037/07 and 1,383/08 and ENRE Note No. 83,818) in order to cover the MMC increases not transferred to the tariff.

Furthermore, the necessary steps to regularize the situation are being taken in order to restore the economic and financial equation of the business, in view of the increases recorded in operating costs. At the same time, administrative and judicial actions have been brought aimed at obtaining both CMM recognition and that the Overall Electricity Rate Review stipulated in the Adjustment Agreement, whose performance is pending, be carried out by the ENRE.

Electricity rate schedules

The ES issued Resolution No. 1,169/08 approving the new seasonal reference prices for energy and power in the WEM. Consequently, ENRE issued Resolution No. 628/08 approving the values of the electricity rate to be applied as from October 1, 2008. The aforementioned mentioned rate schedule included the passing to rates of the increase in the seasonal price of the energy, in order to reduce the Federal State subsidies to the electric sector, and not to increase Edenor’s VAD.

On June 15, 2012, the ES established the Seasonal Prices to be paid by the customers served by the agents who provide the public service of electricity distribution of the MEM in order for them to be consistent with the situation existing in winter and compatible with payment capacity of the different social classes comprising the residential customer category of the referred to agents’ electricity rate schedules. For such purpose, the ES issued Resolution No. 255/12 which suspended the application of sections 6, 7, and 8 of ES Resolution No. 1169/08 from June 1, 2012 through September 30, 2012. Furthermore, it established the energy reference prices in the Market, applicable to the June 1-July 31, 2012 and the August 1-September 30, 2012 periods, for the different customer categories. Additionally, it established the application of ES Resolution No. 1301/11, and other complementary regulations and instructions, to all the customers mentioned therein as the parties subject to compliance thereof (section 8 of SE Resolution No. 255/12).

Furthermore, on November 30, 2012, Edenor was notified of ES Resolution No. 2016, which approved the MEM Summer Scheduling for the November 1, 2012-April 30, 2013 period, calculated in accordance with the “Scheduling of Operation, Load Dispatch and Price Calculation Procedures”. Additionally, it establishes the application as from November 1, 2012 of the Subsidized Seasonal Reference Prices defined in Appendix I for each Distribution Agent identified therein. It is also established that, as from November 1, 2012, the Un-Subsidized Seasonal Reference Price in the MEM is kept at an annual average value of Ps.320 Mwh for each Distribution Agent mentioned in Appendix II.  It is clearly stated that in the case of Un-Subsidized Seasonal Reference Prices, the values to be transferred to final tariffs will in no case exceed those established in Appendix II.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

As it happened in previous years, ES Resolution No. 1037/07, ratified by ES Note No. 1383/08, which modified the allocation of the funds resulting from the application of PUREE, continued in effect and, consequently, the following amounts may be deducted: a) the amounts paid by Edenor for the Quarterly Adjustment Index created by Section 1 of Act No. 25,957 for the calculation of the total value of the FNEE; and b) the amounts corresponding to tariff adjustments resulting from the application of the MMC created in the Agreement, until either item is actually transferred to the tariff.

Resolution ENRE No. 347/2012

On November 23, 2012, the ENRE issued Resolution No. 347 pursuant to which distribution companies were authorized, as from the issuance thereof, to include in their bills a fixed amount for small-demand (T1) customers and a variable amount for medium and large-demand (T2 and T3) customers, to be calculated on a percentage of their respective power charges. Such amounts, which will be clearly indicated in the bills sent to customers, will constitute a special account, which will be managed by a Trust, and will be exclusively used for the execution of distribution infrastructure works and corrective maintenance of each distribution company’s facilities.

As established in such Resolution, on November 29, 2012, Edenor, in its capacity as Trustor, and Nación Fideicomisos S.A., as Trustee, entered into a private Financial and Management Trust Agreement, whereby Edenor, as settlor of the trust, agreed to assign and transfer to the Trustee the fixed amounts set forth by Resolution No. 347 that are effectively collected, which will constitute the trust assets. Such agreement was ratified and approved by Edenor’s Board of Directors on December 11, 2012.

On December 18, 2012, Edenor and Nación Fideicomisos S.A., signed the respective Operating Manual, whose purpose is to implement, standardize, and enable the collection and management of the trust assets. On that date, Edenor’s Board of Directors approved the Operating Manual and appointed its attorneys-in-fact to represent Edenor before Nación Fideicomisos S.A. in issues related to the Trust and the Operating Manual.

The fixed amounts resulting from the application of this resolution represent revenue for Edenor.

Moreover, a plan for the execution of works is agreed by and between Edenor and control authorities, based on which, Edenor will subsequently request that trust funds be withdrawn in order to apply them to the payment of the aforementioned works. At December 31, 2012, these trust assets have been disclosed in the Other receivables account and amount to Ps. 3.79 million.

Master Agreement

On January 10, 1994, Edenor together with Edesur, National Government and the Province of Buenos Aires, entered into a Master Agreement with the with the purpose to set the guidelines which would govern the distribution of electric supply to poor and precarious neighborhoods.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

On July 22, 2011, Edenor, together with Edesur and Empresa Distribuidora la Plata S.A., entered into an Addendum with the National Government and the Province of Buenos Aires with the purpose of renewing, for a four-year period, the New Master Agreement which had been entered into on October 6, 2003. Such extension was approved on September 21, 2012 by Resolution No. 248/12 issued by the ENRE and ratified by the Ministry of Federal Planning, Public Investment and Services through Resolution No. 247.

At December 31, 2012, 2011 and January 1, 2011, receivable balances with the Federal Government and the Government of the Province of Buenos Aires amount to Ps. 25.4 million, Ps.  25.7 million and Ps.  33.05, respectively.

With regard to the amount receivable the Company has with the Province of Buenos Aires, on October 18, 2012 Edenor entered into a Securities Subscription and Non Financial Obligations Discharge Agreement whereby it agreed to receive an amount of Ps. 0.3 million and underwrite Series B Bonds for a residual face value of Ps. 6.1 million for the cancellation of the debt this Province had with the Company corresponding to the January 1, 2007-December 31, 2010 period.

Stabilization factor

The ES, by Note No. 2883 dated May 8, 2012 (reference: MEyFP Resolution No. 693/11 and MPFIPyS Resolution No. 1900/11) has implemented a mechanism aiming to stabilize the amounts invoiced throughout the year to residential users, thus minimizing the effects of seasonal energy consumptions.

This methodology applies to all residential users, whether or not they receive the subsidy from the National Government, residential users having the option to adhere or not to this stabilization system.

This calculation is made based on consumptions registered in the last six two-month periods to determinate the average consumption. The stabilization factor results from the difference between this average consumption and the measured consumption during the current two-month period. This value will be added to or subtracted from the specific charges to the current two-month period, and the resulting amount will be the payable before the corresponding tax charges. Any adjustments to be made based on the differences between the average consumption and the measured consumption will be reflected on the invoice corresponding to the last two-month period of each calendar year.

The differences that arise as a consequence of comparing the annual average consumption to the current two-month consumption period will be recorded at the end of each period in the trade receivables balance sheet account, crediting or debiting the account, as the case may be, if the annual average consumption is higher or lower than the current two-month consumption period.

a.     Sanctions

As a result of the events taking place on December 20 and 31, 2010 in Edenor's concession area, on February 9, 2011, ENRE passed Resolution No. 32/11 bringing a punitive proceeding for the breach of the provisions of Section 25, subsections a), f) and g) of the Concession Agreement and Section 27 of Act No. 24.065, as well as provisions set forth in ENRE Resolution No. 905/99.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

On February 9, 2011, Edenor was notified of the passing of ENRE Resolution No. 32/11 which sanctions Edenor with a fine of Ps. 1.1 million and the obligation to indemnify users affected by service interruptions for an amount of approximately Ps. 30.4 million as of December 31, 2012. Such amounts have been accounted for under “Other Current Liabilities”.

Edenor filed a direct appeal to the Appellate Court in Contentious and Administrative Federal Matters No. I, with the aim of obtaining that the resolution be declared null and void. . Additionally, Edenor has applied to the same Court for provisional remedies requesting that the payment of the fine imposed be suspended until a final judgment is issued on the direct appeal. On March 23, 2011, the aforementioned Appellate Court, ordered the suspension of the sanction (crediting of payment) until a decision about the provisional remedies applied for by Edenor is made. The ENRE filed an appeal against this decision, which was dismissed in whole. On April 28, 2011, the aforementioned Appellate Court denied the provisional relief sought by the company, before which Edenor filled an extraordinary appeal (“Recurso Extraordinario Federal”), which, previous notice to ENRE, has been denied. Edenor then filed an appeal (“Recurso de Queja por apelación denegada”) with the Supreme Court requesting that the rejected extraordinary federal appeal be sustained, which as of to date has not been resolved. Furthermore, on July 8, 2011, Edenor requested that notice of the substance of the case be served on the ENRE. Having this procedural step been carried out and the service of notice been answered, the proceedings are “awaiting resolution”.

On November 15, 2012, the Company was notified by the Regulatory Authorities of ENRE Resolution No. 336/2012, pursuant to which the Area in charge of Applying and Managing the ENRE’s Regulations was instructed to immediately initiate the corresponding penalty procedure in order for the distribution companies Edenor and Edesur to: a) determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012; b) determine the discounts to be recognized to each of them, and; c) credit them on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period.

In addition, it was resolved that Edenor and Edesur be ordered to compensate each small-demand residential customer (T1R) who had been affected by the power cuts occurred during the aforementioned period. The amount of the compensation will depend on the length of the power cut, provided, however, that such power cut lasted more than 12 continuous hours. The provision recorded by the Company for penalties and compensations amounts to Ps. 17.5 million.

In addition, at December 31, 2011, Edenor’s Management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting penalties, without prejudice to maintaining an open discussion with the entity concerning the effective date of the Adjustment Agreement and, consequently, concerning the penalties included in the renegotiation and those subject to the criteria of the Transition Period.

EDEN´s Tariff situation

On October 25, 2005, the MIVySP and EDEN signed a Protocol of Understanding pursuant to which the following was defined: a) a way to recover revenue from the concession by means of economic and financial models that contemplate a basic and objective economic and financial balance; and b) the need to carry out an overall electricity rate review, which was expected to take place in October 2007 but has never been carried out. That Protocol of Understanding was approved by Decree No. 2,862/05 and ratified by the 2006 budget law.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

In accordance with the application of the revenue adjustment mechanism contemplated in the Protocol of Understanding, electricity rate increases have been granted since 2005, the last requests being those detailed below:

On June 1, 2011, the MIVySP issued Resolution No. 415/11, which, approving the request for the adjustment of the electricity distribution service costs submitted by EDEN, authorized a 9% increase in EDEN’s average sale rate, to be distributed among final users to consumption recorded as from June 1, 2011.

Additionally, on November 9, 2011, EDEN made a new request to the MIVySP, which is pending approval, requesting an adjustment of rates commensurate with the increases recorded in operating costs (of approximately 17% as compared to the presentation made in December 2010), and the variation in the valuation of the assets made available for the provision of the service at June 2011 (of approximately 21% as compared to the presentation made in December 2010).

On July 20, 2012, the MIVySP passed Resolution No. 243/12, which was published in the Official Bulletin as at July 24, 2012, defining the new tariff charts for the July 1, 2012 – July 31, 2012 and August 1, 2012 – September 30, 2012 periods and as from October 1, 2012, establishing an electricity tariff increase in its concession area. These tariff charts have been defined in order to cover for the price increase in the resources necessary to render the service (labor, materials and services), which have experienced a substantial increase.

Gas market

The Government has passed some new resolutions to encourage investments and the production of hydrocarbons, including the Gas Plus Program created by ES Resolution No. 24/08 (as amended by Resolution No. 1,031/08). The main appeal for gas producers is the free availability and commercialization of gas extracted under this system. In order to qualify, the producer should submit an investment project in new gas areas, in areas which have not been in production since 2004, or in areas with complex geological characteristics of compact sands or low permeability (“tight gas”). With the exception of new companies, to join this program the company should be up-to-date with the payment of the production installments fixed by the Producers’ Agreement.

On February 14, 2013, Resolution No. 1/13 of the Hydrocarbon Investment Plan’s Strategic Planning and Coordination Committee (hereinafter, the “Committee”) creating the Natural Gas Surplus Injection Promotion Program was published in the Official Bulletin. This program aims to evaluate and approve projects furthering the national self-supply of hydrocarbons through a gas production increase and its infusion into the domestic market, as well as to generate higher levels of activity, investment and employment in this sector.

Before June 30, 2013, any person registered with the National Registry of Hydrocarbon Investments created by Executive Order No. 1277/12 may submit its project before the Committee. The National Government undertakes to pay a monthly compensation resulting from: (i) the difference between the Surplus Injection price (US$ 7.5/MMBTU) and the price actually collected from the sale of the Surplus Injection, plus; (ii) the difference between the Base Price and the price received from the Adjusted Base Injection. These projects will be in force for a maximum term of 5 years, with the possibility for renewal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Oil market

As with the gas market, the oil market was also affected by several resolutions. The most important one is Resolution No. 394/07 of the Ministry of Economy and Production, which incorporates new restrictions on the exportation of crude oil by fixing a price so that the producer may find no difference between meeting the domestic or the international market. The Government would keep any surplus the producer may have if the product is exported.

On January 3, 2013, the Ministry of Economy issued Resolution No. 1/2013 increasing the cut-off values provided for by Resolution No. 394/07 from US$/BBl 42 to US$/BBl 70, thus increasing the income collectable by oil exporting companies.

The crude oil production evolution has been in decline in the last few years; consequently, several tools and regulations defining incentives to resume a growth path have been sought. The “Oil Plus” and “Refinancing Plus” programs were created by Executive Order No. 2014/2008, which was regulated by ES Resolution No. 1312/08. Pursuant to these programs, companies showing an increase in oil production and reserves replenishment will be entitled to receive fiscal credits which may be used to pay export duties on the oil, liquefied petroleum gas and other related products required by Resolution 394/2007. The ES grants fiscal credits to the companies participating in these programs, which are assignable.

In February, 2012, the Ministry of Federal Planning, Public Investment and Services decided to suspend the application of these programs as a result of the modification of the market conditions on which they were based. This compensation was abolished by the previously mentioned Resolution No. 1/2013.

NOTE 3: BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance and in compliance with the International Financial Reporting Standards issued by the IASB and the interpretations of the IFRIC (jointly, “IFRS”). All the IFRSs in force as at the date of preparation of these consolidated financial statements have been applied. Additionally, the Company has applied certain IFRS which were not in force as at December 31, 2012 in the cases where their early application was permitted. The Company has applied the IFRSs for the first time during the fiscal year starting on January 1, 2012, the transition date being January 1, 2011. The adoption of the IFRSs by the Company is explained in Note 4.1.

The presentation in the consolidated statement of financial position makes a distinction between current and non-current assets and liabilities. Current assets and liabilities are assets expected to be realized or liabilities expected to be extinguished within a period of twelve months from the closing of the period subject-matter of the report, as well as those held for sale. Additionally, the Group informs the cash flow from its operating activities using the indirect method. The fiscal year starts on January 1 and finishes on December 31 of each year. The economic and financial results are disclosed based on the fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3: (Continuation)

Due to the preparation of the financial statements as of December 31,, 2012 and for the year then ended, and as part of a process aimed at aligning accounts and other operative issues with a view to the issuance of the first annual IFRS financial statements as at December 31, 2012, the Company has made certain changes in the classification of balances at December 31, 2011 previously presented. Such reclassifications do not significantly affect the relevant totals of equity, result of operations before taxes, net result, and other comprehensive income or the totals of cash flows from operating, investing and financing activities previously reported under IFRS.

These consolidated financial statements are stated in Argentine pesos and have been prepared under the historical cost convention, as modified by the measurement of financial assets and liabilities stated at their fair value.

The preparation of these consolidated financial statements pursuant to the IFRS calls for the making of estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed as at the issuance of the consolidated financial statements, as well as the disclosure of income and expenses during such period. The areas involving a greater level of judgment or complexity or the areas in which assumptions and estimates are significant for the consolidated financial statements are described in Note 6.

These consolidated financial statements have been approved for issue by the Board of Directors dated March 8, 2013.

NOTE 4: ACCOUNTING POLICIES

The significant accounting policies used in preparing the consolidated financial statements are explained below. These accounting policies have been applied consistently in all periods presented, unless otherwise indicated.

4.1      Application of IFRS

4.1.1      First application of IFRS

Pursuant to its General Resolution No. 562/09 and 576/10, the CNV incorporated FACPCE’s TR No. 26 into the CNV Regulations (then modified by FACPCE’s TR No. 29). TR No. 26 prescribes that certain entities subject to public offering are under an obligation to adopt the IFRS issued by the IASB.

The Company adopted all the IFRS issued by the IASB as from its fiscal year commenced January 1, 2012. The adoption of these standards has resulted in changes in the Company’s accounting policies, which were recognized in the consolidated financial statements for the fiscal year ending December 31, 2012 and its interim quarterly closings. Furthermore, the presentation of the consolidated financial statements as of December 31, 2011 was restructured for comparative purposes as a result of the adoption of the IFRS. This recognition and the corresponding restructuring are presented in note 4.1.2 and 4.1.3 below pursuant to the reconciliation of shareholders’ equity as at December 31 and January 1, 2011 (date of the transition to IFRS), and the reconciliation of comprehensive income and cash flows as at December 31, 2011.

The Company has applied the following mandatory exceptions to the retrospective application of IFRS in the preparation of the reconciliations of the shareholders’ equity and comprehensive income included below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

a.     Estimates

Estimates at December 31, 2011 and January 1, 2011 under IFRS are consistent with the estimates made in accordance with the previous professional accounting standars.

b.     Classification and measurement of financial assets

Financial assets are classified and measured according to IFRS 9 “financial instruments”, which was early adopted by the Company at January 1, 2011. That standard presents two measurement categories: amortized cost and fair value through profit and loss, and was applied by the Company according to the events and circumstances in place at the date of transition.

c.     Non-controlling interests

Non-controlling interests are classified and measured according to IFRS 10, which was early adopted by the Company at January 1, 2011. Requirements for accounting for changes in a parent’s ownership interest in a subsidiary that did not result in a loss of control were applied prospectively. Under previous GAAP, the Company accounted for acquisitions of non-controlling interests that did not result in loss of control as business combinations. The Company did not restate these acquisitions prior to transition date.

The following mandatory exceptions provided by IFRS 1 have not been applied since they are not relevant to the Company:

•       Derecognition of financial assets and liabilities

•       Implicit hedge accounting

•       Embedded derivatives

IFRS 1 allows certain optional exemptions to the retrospective application of IFRS, with the Company having applied the following:

a.     Business combinations

IFRS 1 enables prospective application of IFRS 3, “Business combinations” as from the date of transition or from an specific date prior to the date of transition. This exemption releases the Company from retrospectively applying that standard, which would imply restatement of all business combinations prior to the date of transition. The Company has elected to prospectively apply IFRS 3 to all business combinations which have taken place after the date of transition. The business combinations prior to the date of transition have not been restated. However, in relation to the acquisition of Edenor, INDISA and INNISA, under IFRS the Company recorded as an intangible asset the concession agreement previously recognised as goodwill.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

b.     Fair value or revalued amount as deemed cost

The Company has elected to value property, plant and equipment at depreciated cost at January 1, 2011, in compliance with IFRS, except for the generation  plant  owned by CPB, for which fair value was used as deemed cost as of the date of transition.

Reconciliations between IFRS and the professional accounting standards in force in Argentina as at December 31, 2011

Pursuant to the provisions of Technical Resolutions No. 26 and 29 of the FACPCE, the reconciliations between the consolidated shareholders’ equity, consolidated results and consolidated cash flow are included as determined pursuant to the professional accounting standards in force in Argentina as of December 31, 2011 (“Previous professional accounting standards”), as well as the same items determined pursuant to the IFRS.

4.1.2      Reconciliation between shareholders’ equity as at December 31 and January 1, 2011 determined pursuant to the previous professional accounting standards and those determined pursuant to the IFRSs

	Note	12.31.11	01.01.11

Sharehoders’ equity under Argentine GAAP		2,358,768,426	3,280,951,067
Impact for revaluation of property, plant and equipment and goodwill impairment	(a)	(13,102,781)	943,741
Capitalization of borrowing costs	(b)	(30,742,183)	(26,812,411)
Effect of adjustments on investments in joint ventures	(c)	(26,609,530)	(23,175,990)
Inventory valuation	(d)	(1,050,663)	(105,654)
Valuation of assets held for sale	(e)	-	(7,527,973)
Derecognition of negative goodwill	(f)	9,447,635	24,392,958
Application of IFRIC 12 to service concession arrangements	(g)	(12,165,000)	-
Results related to defined benefit plans	(h)	(30,438,511)	(17,608,188)
Purchase of ADRs and shares in Edenor	(i)	19,534,750	(26,146,237)
Reversal of goodwill amortization	(j)	425,136	-
Restatement of business combinations	(k)	505,936,374	-
Acquisition of additional non-controlling interest	(l)	3,452,000	-
Additional loss on assets classified as held for sale and subsidiaries sold	(m)	(164,031,045)	-
Deferred income tax	(n)	(128,125,309)	(33,836,149)
Non-controlling interests	(o)	(51,929,079)	4,147,075
Pampa Energía sharehoders’ equity under IFRS		2,439,370,220	3,175,222,239
Non-controlling interests under IFRS		1,327,964,340	1,035,601,544
Sharehoders’ equity under IFRS		3,767,334,560	4,210,823,783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

4.1.3      Reconciliation between consolidated results for the fiscal year ended ended December 31, 2011 determined pursuant to the previous professional accounting standards and those determined pursuant to the IFRSs

	Note	12.31.11

Total Consolidated Comprehensive Income under Argentine GAAP		(931,127,993)
Impact for revaluation of property, plant and equipment and goodwill impairment	(a)	(14,046,522)
Capitalization of borrowing costs	(b)	(3,929,772)
Effect of adjustments on investments in joint ventures	(c)	(1,035,434)
Inventory valuation	(d)	(945,009)
Valuation of assets held for sale	(e)	7,527,973
Reversal of negative goodwill amortization	(f)	(14,945,323)
Application of IFRIC 12 to service concession arrangements	(g)	(12,165,000)
Results related to defined benefit plans	(h)	214,945
Purchase of ADRs and shares in Edenor	(i)	46,523,725
Reversal of goodwill amortization	(j)	425,136
Restatement of business combinations	(k)	505,936,374
Additional loss on assets classified as held for sale and subsidiaries sold	(m)	(164,031,045)
Deferred income tax	(n)	(98,855,005)
Non-controlling interests	(o)	(60,942,387)
Comprehensive Income under IFRS		(741,395,337)

Results related to defined benefit plans	(h)	(9,015,401)
Income tax	(n)	7,075,226
Effect of adjustments on investments in joint ventures	(c)	(2,398,106)
Other comprehensive Income under IFRS		(4,338,281)

Non-controlling interests under IFRS		(85,074,913)
Comprehensive Income under IFRS		(830,808,531)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

(a)  Impact of revaluation of property, plant and equipment and goodwill impairment

This adjustment comprises the following:

i)      Revaluation of properties, plant and equipment

The Company has decided to use fair value as deemed cost at the date of transition in the case of CPB generation plant as permitted by IFRS 1 (First time adoption). Fair value as deemed cost at January 1, 2011 for CPB is Ps. 228.051.030. As a consequence of such revaluation, the Company recorded an increase in the book value of assets amounting to Ps. 134,874,133 at January 1, 2011 charged to retained earnings. As of December 31, 2011, the effect on the sharehoders’ equity is an increase of Ps. 106,251,237. During the year ended December 31, 2011, the Company recorded a higher depreciation charge of Ps. 28,622,896 as a result of the revaluation this property.

ii)    Goodwill impairment

Goodwill impairment corresponds to the impact of the revaluation at fair value of CPB mentioned above. The effect at the date of transition of such impairment amounts to Ps. 133,930,392. The recoverable value of this CGU was estimated based on the calculation of the value in use, since this amount is higher than the fair value less costs to sell. During the year ended December 31, 2011, the Company reversed the amortization of goodwill recognized under Argentine GAAP for an amount of Ps. 14,576,374.

(b)  Capitalization of borrowing costs

In accordance with previous professional accounting standards, the Company capitalizes as part of the construction cost of property, plant and equipment the exchange differences and interest accrued on loans especifically affected to the construction of such assets. Under IFRS, the Company has capitalized interest accrued and the exchange  differences arising from loans in foreign currency, provided that they are considered as an adjustment to interest costs. Consequently, the adjustment for conversion to IFRS reflects the exchange differences which should not be capitalized according to IFRS. The effect on the sharehoders’ equity is a reduction of Ps. 30,742,183 and of Ps. 26,812,411 at December, 31 2011 and January, 1 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a loss of Ps. 3,929,772.

(c)   Effect of adjustments on investments in joint ventures

These adjustments correspond to Citelec, a company over which joint control is held and is consolidated proportionally in accordance with Argentine GAAP. Under IFRS, considering that the Company has early adopted IFRS 11, the balances of Citelec are deconsolidated and the interest in that company is valued using the equity method of accounting.

The IFRS adjustments on the investments in joint ventures are the followings:

i)      Depreciation of property, plant and electricity transmission equipment

In accordance with previous professional accounting standards, Citelec applies technical depreciation method for certain assets related to the electricity transmission activity. Under IFRS, property, plant and equipment are depreciated following the straight-line method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

ii)    Recognition of financial assets related to the fourth-line project

In October 1997, Transener, Citelec subsidiary, entered into a construction, operating and maintenance agreement related to the Fourth Line Project Comahue-Cuyo.

 In accordance with previous professional accounting standards, costs and expenses directly related to the Fourth-Line project were recorded as “Other non-current assets”, and were depreciated as a single item on a straight-line basis over a 15-year period, considering the period for collection of the construction, operating and maintenance fee. Similarly, CAMMESA paid the subsidiary all the advances established by the Fourth Line Project Comahue-Cuyo arising from the excess subsidiary account due to restrictions to the transportation capacity of the Comahue-Buenos Aires corridor. These funds have been recorded as “Customers’ advances” under “Non-current accounts payable” and recognised in income in a 15-year basis according to the period for collecting the fees. Additionally, under previous professional accounting standards, this asset was considered as a non-financial asset, and as such subject to inflation accounting and exchanges rate differences were capitalized.

In concordance to IFRS, agreements including multiple elements (construction, operating and maintenance,etc), should be segregated and recorded separately based on the service provision. Consequently, a financial asset is recognized based on future cash flows receivable, associated to the fourth- line construction services and the effect of inflation accounting was reversed, as well as capitalized exchange differences.

iii)  Recognition of results related to defined benefit plans

See reference (h).

iv)   Deferred income tax

It represents the deferred tax effect of the foregoing IFRS adjustments on investments in joint ventures.

v)     Non-controlling interests

It represents the non-controlling interest effect of the foregoing IFRS adjustments on investments in joint ventures.

The detail of the effect on equity by type of adjustment is as follows:

	12.31.11	01.01.11
Depreciation of property, plant and equipment for transmission of electricity	(57,062,860)	(47,059,658)
Recognition of financial assets related to the fourth line project	(6,492,169)	(12,028,560)
Recognition of results related to defined benefits plans	(19,734,853)	(13,150,686)
Deferred income tax	29,151,458	25,283,616
Non-controlling interest	27,528,894	23,779,298
Effect of adjustments on interests in joint ventures	(26,609,530)	(23,175,990)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

The detail of the effect on profit and loss by type of adjustment is as follows:

12.31.11
Depreciation of property, plant and equipment for transmission of electricity	(10,003,202)
Recognition of financial assets related to the fourth-line project	5,536,391
Recognition of results related to defined benefits plans	585,495
Deferred income tax	1,358,461
Non-controlling interest	1,487,421
Effect of adjustments on investments in joint ventures	(1,035,434)

The detail of the effect on other comprehensive income by type of adjustment is as follows

12.31.11
Results related to defined benefit plans	(7,169,662)
Deferred income tax	2,509,381
Non-controlling interest	2,262,175
Effect of adjustments on investments in joint ventures	(2,398,106)

(d)  Inventory valuation

In accordance with previous professional accounting standards, the Company values inventory, basically fuel to be used in the power generation process, at replacement or reproduction cost and lots for sale at net realizable value. Under IFRS, the Company has valued its stock at the lower of the historical cost (using the weighted average price as the valuation method) or the net realizable value. The effect on shareholders' equity is a reduction of Ps. 1,050,663 and Ps. 105,654 at December 31, 2011 and January 1, 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a loss of Ps. 945,009.

(e)   Valuation of assets held for sale

In accordance with previous professional accounting standards, the Company valued its interest in the subsidiary Ingentis at net realizable value since it is intended for sale.  Under IFRS, the Company valued its interest in Ingentis at the lower of its book value and the fair value less cost to sell.  Since the fair value less cost to sell is higher than the book value, it is valued at book value.  Consequently, the IFRS adjustment reflects the reversal of the gain recognized under Argentine GAAP, and a reduction in shareholders’ equity for Ps. 7,527,973 at January 1, 2011.

On December 2, 2011, the Company’s Extraordinary General Meeting of Shareholders resolved to decrease its capital stock by 152,652,500 ordinary shares with a face value of Ps. 1 each owned by its controlling shareholder, Inversora Ingentis, for a total amount of Ps. 152,234,996 through the assignment of certain receivables and the offsetting of certain debts the shareholder had with said company. Consequently, the IFRS adjustment reflects a gain of Ps. 7,527,973 as of December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

(f)   Derecognition of negative goodwill

In accordance with with previous professional accounting standards, in the business combinations in which consideration paid is lower than the fair value of the net assets acquired, the difference is recorded as a negative goodwill and is systematically recognized in income, over a period equal to the weighted average of the remaining useful life of the assets identified of the acquired company which are subject to depreciation. Under IFRS, negative goodwill is recognized directly in income. The effect on shareholders' equity is an increase for Ps. 9,447,635 and Ps. 24,392,958 at December 31, 2011 and January 1, 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a loss of Ps. 14,945,323.

(g)  Application of IFRIC 12 to service concession agreements

In accordance with IFRS, the essential assets used in the framework of service concessions, whether received at the time of entering into the concession agreement or acquired by the companies during their term of duration, are classified as a single asset within intangible assets and are amortized on a straight-line basis throughout the estimated useful life of each of the underlying fixed assets that make up its value, without exceeding the term of the concession.

Under previous professional accounting standards, construction of infrastructure funded with customer contributions are recognized as revenue by the time the funds are received.  Under IFRS, such construction should be recognized as revenues from construction deferred on the remaining useful life of the Concession Contract, considering that the operator has an obligation with the customer for providing the distribution service.

(h)  Results related to defined benefit plans

In accordance with previous professional accounting standards, the Company does not recognize actuarial losses and gains as well as costs for past services which have not yet been amortized in the consolidated financial statements. Under IFRS, and considering that the Company has early adopted IAS 19 “Employee benefits” revised, the Company has recognized actuarial losses and gains not recorded at the date of transition in comprehensive income; and costs for past services not amortized as of the date of transition in retained earnings.  The effect on shareholders' equity is a reduction for Ps. 30,438,511 and Ps. 17,608,188 at December 31, 2011 and January 1, 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a gain of Ps. 214,945.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

(i)    Purchase of ADRs and shares in Edenor

In accordance with previous professional accounting standards, certain shares and ADRs of Edenor held by the Company are valued at their quoted market price since they were acquired and maintained exclusively for their sale or disposal.  Under IFRS, these shares and ADRs in Edenor are recognized as the acquisition of a non-controlling interest which does not imply a change of control.  Consequently, the difference between the fair value of the amount paid and the carrying value of the non-controlling interest acquired has been allocated to additional paid-in capital as of the date of transition to IFRS. As of December 31, 2011 the effect on the shareholders´ equity is an increase of Ps. 19,534,750 (result of increased income of Ps. 55.758.014, a decrease in net of retained earnings of Ps. 54,531,730, a decrease in non-controlling interest of Ps. 9.234.289, and additional paid-in capital of Ps. 27,542 .755). This effect is attributed as a decrease in financial assets of Ps. 39,249,602 and an increase in minority interest of Ps. 58,784,352. As of January 1, 2011, the effect on the shareholders´ equity is a decrease of Ps. 26,146,237 (produced by a decrease in retained earnings of Ps. 54,531,730 and an increase in additional paid-in capital of Ps. 28,385,493). This effect is attributed as a decrease in financial assets of Ps. 96,565,190 and an increase in minority interest of Ps. 70,418,953. A of December 31, 2011, the effect of this adjustment on the income statement is a gain of Ps. 46,523,725.

(j)    Derecognition of amortization of goodwill

In accordance with previous professional accounting standards, goodwill arisen out of business combinations are amortized over a defined useful life. Under IFRS, goodwill is not amortized and become revised impairment, and therefore should be reversed amortization respective. As a result, as of December 31, 2011, the IFRS adjustment reflects the reversal of the amortization of goodwill recognized under Argentine GAAP for an amount of Ps. 425,136.

(k)  Accounting for business combinations

The adjustment consists of the following effects that are related to the acquisitions of EPCA, EMDERSA and AESEBA:

i)      Bargain purchase

This reconciling item corresponds to the gain recognized under IFRS, mainly by derecognizing the negative goodwill of acquired companies indirectly (Edenor) of EMDERSA and AESEBA.

ii)    Transaction cost

Under the previous professional accounting standards, transaction costs are part of the paid consideration. Under IFRS, such costs are not part of the considerated paid and are expensed as incurred. The effect on results for the year ended December 31, 2011 is a loss of Ps. 1,018,319 for the acquisition of EPCA and Ps. 4,269,000 for the acquisition of EMDERSA and AESEBA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

The following table summarizes the effect in equity and results by type of adjustment:

12.31.11
Bargain purchase	511,223,693
Transaction costs	(5,287,319)
Restatement of business combinations	505,936,374

(l)    Acquisition of additional non-controlling interest

The adjustment corresponds to the additional acquisition of a non-controlling interest which, according to the previous professional accounting standards was recorded by discounting the negative goodwill by the difference between the reasonable value of non-controlling interests and the paid remuneration. Under IFRS, such difference is recorded as an additional paid-in capital.

(m)     Additional loss on assets classified as held for sale and subsidiaries sold

The  reconciling  item  corresponds  to the additional loss, under IFRS, over  the  assets  held for sale as a result of: i) the differences between the  fair  value  of net assets acquired at the time of acquisition and the effect  of the negative goodwill that under IFRS is considered as a gain on  bargain  purchase; and ii)  additional loss under IFRS from the sale of  EDESAL  as a result of the negative goodwill recognized under Argentine GAAP  that was previously recognize as a gain under IFRS. The fair value less cost to sale was conceptually similar under both Argentine GAAP and IFRS, the difference arises from its basis of valuation at acquisition.

(n)  Deferred income tax

Deferred tax liabilities for inflation adjustment

In concordance with the previous professional accounting standards, some Subsidiaries of the Company consider inflation adjustment of property, plant and equipment and intangible assets as permanent differences for purpose of determining deferred income taxes.  Under IFRS, inflation adjustment is considered as a temporary difference generating a higher deferred tax liability.

Deferred income tax on IFRS conversion adjustments

It corresponds to the effect on the deferred income tax of the adjustments to convert into IFRS.

The detail of the effect on equity is as follows:

	12.31.11	01.01.11
Deferred tax liabilities for inflation adjustment	(2,064,717)	(2,214,391)
Deferred income tax on IFRS conversion adjustments	(126,060,592)	(31,621,758)
Deferred income tax	(128,125,309)	(33,836,149)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

The detail of the effect on profit and loss is as follows:

12.31.11
Deferred tax liabilities for inflation adjustment	149,674
Deferred income tax on IFRS conversion adjustments	(99,004,679)
Deferred income tax	(98,855,005)

(o)  Non-controlling interest

It corresponds to the effects on the non-controlling interest of adjustments to convert into IFRS.

4.1.4        Reconciliation of the consolidated cash flow for the year ended December 31, 2011

		Transition to IFRS
	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Discontinued operations	Remaining effects (b)	IFRS

Net cash generated from operating activities	933,455,408	11,867,886	191,097,901	-	1,136,421,195

Net cash used (generated) in investing activities	(1,855,921,898)	26,852,611	(275,685,743)	389,539,296	(1,715,215,734)

Net cash (used) generated from financing activities	364,308,346	(53,600,702)	84,587,842	-	395,295,486

Financial results generated by cash and cash equivalents	103,156,466	-	-	-	103,156,466

Cash and cash equivalents at the beginning of the year	908,697,859	(52,400,496)	-	(430,836,031)	425,461,332
Cash and cash equivalents at the end of the year	453,696,181	(67,280,701)	-	(41,296,735)	345,118,745
Decrease in cash and cash equivalents	(455,001,678)	(14,880,205)	-	389,539,296	(80,342,587)

(*) It corresponds to the cash flow included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors, with certain reclassifications for the purpose of exposure according to IFRS.

(a)  Effect of the deconsolidation of investments in joint ventures

In concordance to the previous professional accounting standards, CITELEC is proportionately consolidated since the Company has joint control over it. Under IFRS, and considering that the Company has early adopted IFRS 11, the balances of CITELEC are deconsolidated and the shareholding in that Company is valued in concordance to the equity method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

(b)  Remaining effects

It corresponds to debt securities which are not considered as Cash and Cash Equivalents under IFRS

4.2      Changes in accounting policy and disclosures

4.2.1      New standards, amendments and interpretations mandatory for the financial year beginning on January 1, 2012 and adopted by the Group

There are no new standards, amendments and interpretations issued and effective for the financial year beginning on January 1, 2012 that may have a material impact on the Group

4.2.2      New standards, amendments and interpretations issued but not effective for the financial year beginning and earlier adopted by the Group

The Company has early adopted the next IFRSs and amendments:

(i)              IAS 1 revised “Presentation of financial statements”: effective for the period beginning on or after July 1, 2012.

(ii)            IAS 19 revised “Employee benefits”: effective for the period beginning on or after January 1, 2013.

(iii)           IAS 27 revised “Separate financial statements”: effective for the period beginning on or after January 1, 2013.

(iv)          IAS 28 revised “Investment in associates and joint ventures”: effective for the period beginning on or after January 1, 2013.

(v)            IFRS 9 “Financial Instruments”: effective for the period beginning on or after January 1, 2015.

(vi)          IFRS 10 “Consolidated financial statements”: effective for the period beginning on or after January 1, 2013.

(vii)         IFRS 11 “Joint Arrangements”: effective for the period beginning on or after January 1, 2013.

(viii)       IFRS 12 “Disclosure of interests in other entities”: effective for the period beginning on or after January 1 2013.

IAS 1 was modified in June 2011. The amendment improves the consistency and clarity of the presentation of items of Other Comprehensive Income (OCI). The main change is a requirement for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

IAS 19 was modified in June 2011. The main impacts on the consolidated financial statements were as follows:

(i)              to eliminate the corridor approach  and recognize all actuarial gains and losses in OCI as they occur.

(ii)            to immediately recognize all past cost services.

(iii)           to replace interest cost and expected returns on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability.

IASs 27 and 28 were modified in 2011, after that IFRS 10 was issued. IAS 27 modified subsidiaries, associates and joint arrangements accounting in the separated financial statements in the parent company. IAS 28 refers to accounting in companies which had a significant influence on their associates.

IFRS 9 was issued in November 2009 and modified in October 2010 and addresses new requirements to the classification, measurement and derecognition of financial assets and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

All financial assets are required under the scope of IAS 39 Financial Instruments – Recognition and measurement to be subsequently measured at amortized cost or fair value. Investment are thus in debt instruments which are held within a business model, aimed at collecting contractual future cash flows and which are payments of principal and interest on the effective capital only, and are measured at the amortized cost at the end of the accounting year. The remaining investments in debt or equity instruments are measured at fair value at the end of the accounting year.

The most significant effect of IFRS 9 are in relation to the classification and measurement of financial liabilities refers to the recognition of changes in the fair value of financial liabilities (designated as financial liabilities at fair value with changes in profit and loss) attributable to changes in the credit risk of that liability. The amount of the change in the fair value of the financial liability attributable to changes in the credit risk of that debt is thus accounted for through other comprehensive income, unless the recognition of these changes in other comprehensive income creates or increases an accounting disarrangement.

IFRS 10 was issued in May 2011 and determines a single regulation base for consolidation of entities of the same economic group, irrespective of the nature of their investments. This base is the control that includes three elements:

(i)      power over the investee;

(ii)     exposure or right to variable returns from the involvement with the investee;

(iii)   ability to use the power mentioned in a) to affect investor return.

IFRS 10 replaces conceptually IAS 27, which addresses the way and timing in which the investor must prepare the consolidated financial statements and fully replaces SIC 12 Consolidation in special purpose entities.

IFRS 11 establishes a joint arrangement classification: joint operations, combining the existent concepts on jointly controlled assets and transactions, or joint ventures, concept equivalent to a jointly controlled entity.

IFRS 11 requires the use of the equity method for the joint ventures, eliminating the use of the proportional consolidation method.

IFRS 12 is applied to subsidiaries, joint arrangements, associates and/or special purpose vehicles. In this standard, objectives are set for minimum exposure and disclosure required to comply with them, which help users of financial statements to evaluate the nature and risks associated to interests in other entities.

4.2.3      New standards, amendments and interpretations issued but not effective for the financial year beginning and not adopted earlier by the Group

The Company and its subsidiaries did not earlier adopt IFRS and interpretations, as explained below:

-          IFRS 13 Fair value measurements: effective for the period beginning on or after January 1, 2013.

IFRS 13 was issued in may 2013 and sets out a single framework for measuring fair value when required by other standards. IFRS is applied to financial and non financial elements measured at fair value, understanding it as the price to be received when selling an asset or transferring a liability in orderly transaction between market participants, at the measurement date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

The IFRS 13 will be adopted in the consolidated financial statements for the year commencing January 1, 2013. Although it is not possible to reasonably determine the impact of the potential effect of this standard until a detailed analysis has been made, it is probable that the changes may not significantly affect the exposures and disclosures in the Group’s financial statements.

No other standards or interpretations not already in effect would be expected to have a material impact on the group.

4.3      Consolidation

a.     Subsidiaries

Consolidated financial statements include the Company and its subsidiaries financial statements. Subsidiaries are all entities over which the group has the power to govern the financial and operating policies generally  holding shares that would account for more than one half of the voting rights, with the objective to obtain variable benefits for their activities, affecting their profits. Subsidiaries are fully consolidated from the date on which control (which generally corresponds to a shareholding of more than half the voting rights available) is transferred to the group and is deconsolidated from the date that control ceases.

Main consolidation adjustments are the next:

i.         elimination of balances between the parent and group companies, so that the financial statements disclose balances held with third parties and uncontrolled related parties.

ii.       elimination of inter-company transactions between the parent and the group companies, so that the financial statements disclose results with third parties and uncontrolled related parties.

iii.      elimination of interest in equity and profit/loss and in the results of each period of the group companies

iv.     recognition of assets and liabilities identified in process of business combination.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group

b.     Business combinations

Business acquisitions are disclosed through the application of the acquisition method of accounting. The consideration for the acquisitions is disclosed at its fair value by calculating the sum, as at the acquisition date, of the reasonable value of the transferred assets, the incurred or taken on liabilities and the warrants issued by the Company and delivered in consideration of the control of the acquired business.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities assumed in a business combination are measured at their fair values at the acquisition date.

Goodwill represents the excess of the aggregate of the acquisition cost, plus the amount of any non-controlling interest in the acquired entity and the fair value of the equity interest in the acquired entity held by the company (if any) over the net identifiable assets acquired and liabilities assumed, at the date of acquisition.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

If as a result of the assessment, the net amount of identifiable assets acquired and liabilities assumed exceeds the sum of the acquisition cost, plus the amount of any non-controlling interest in the acquired entity and the fair value of the equity interest in the acquired entity held by the company (if any), this excess is accounted for immediately in results as a gain for the purchase of the business.

The Group has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, the Group reports provisional amounts.

c.     Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

d.     Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in the carrying amount is recognized as a profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset.

e.     Interest in Joint Ventures

The Group adopted IFRS 11, Joint arrangements, on transition date, January 1, 2011, and the main conceptual definition is as follows:

i.       Joint Ventures are agreements in which the Group and other party or parties have joint control bound by a contractual arrangement, existent only when decisions on the relevant activities require the unanimous consent of the parties sharing control.

ii.     A Joint Venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement, these are colled members of a Joint Venture.

iii.    A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are considered joint operators.

Interest in Joint Ventures

The Company accounts for its joint ventures using the equity method of accounting. Under this method, the interest is recognized at cost at the beginning and is subsequently adjusted by recognizing the portion that corresponds to the Company in the result obtained by the joint arrangements, after the acquisition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

The Company recognizes in results its portion in the joint ventures results and in other comprehensive results its portion in other comprehensive result of the joint arrangements.

When the Company has operations in Joint Ventures, the losses and gains generated are eliminated in concordance to the Company’s shareholding in the entity jointly controlled.

Accounting policies of the Joint Ventures have been changed when necessary to ensure consistency with the policies adopted by the Group.

Participations in joint operations

The Company uses the equity method on its assets and liabilities to disclose its interests in the different consortiums for the prospecting, exploitation and production of hydrocarbons. This method requires disclosing its interests and obligations in each type of asset and liability respectively, under the terms of the agreement, as well as in the income, costs and expenses in each of the items of the consolidated financial statements.

The Company recognizes in Income the applicable portion of the results of the joint operations, and under Other Comprehensive Income the portion corresponding to other comprehensive income of joint operations.

Accounting policies applicable to joint operations have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

f.      Interest in associates

All affiliates are entities over which the Company does not exercise control but a significant influence, which is generally accompanied by a direct and indirect interest in between 20% and 50% of voting rights, unless it can be clearly evidenced that this influence is non-existent. On the contrary, it is presumed that the investor does not exercise a significant influence if it directly or indirectly holds at least 20% of the voting rights in the affiliate, unless it can be clearly evidenced that this influence does exist.

The subsidiary EPCA holds a 10% interest in CIESA. However, it exercises a significant influence on the operating and financial decisions affecting said company since it has the power to appoint a Permanent Director and it also has the power to veto certain decisions made by this company. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of profit or loss of the Investee after the date of acquisition.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post- acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. Distributions receivable/received from associates reduce the investment recording value.

Accounting policies of the associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

4.4      Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, taking into account the estimate amount of any discount, thus determining the net amounts.

a.     Revenue from the electricity market

The revenue recognition criteria of the main activities of the Company include:

(i)      From the power generation activity: they are recognized from the energy and power effectively consumed by customers or delivered to spot market.

(ii)     From the electricity distribution activity: includes electricity supplied, whether billed or unbilled, at the end of each year and has been valued on the basis of applicable tariffs. The Company also recognizes revenue from other concepts included in distribution services, such as new connections, rights of use on poles, transportation of electricity to other distribution companies, etc.

Revenue from MMC amounts are recognized in the accounting to the extent that they have been approved by the ENRE.

Revenue from the provision of electricity to poor and precarious neighborhoods is recognized as long as a renewal of the Master Agreement for the period in which the service was rendered has been signed.

(iii)   From the construction ot infrastructure: the construction of the infrastructure necessary for the subsidiary EDEN S.A. to distribute electricity is considered a service rendered to the concession authority and the corresponding revenue is reflected at cost within the sales account. Different asset construction agreements have been instrumented where the buyer only has limited influence  in the design of the construction. In IFRIC 12 application framework, IAS 18 is applied to recognize revenue from such construction agreements. In accordance with this standard, revenue from the transfer of infrastructure must be recognized at the time of the exchange of the assets, in which the risks and rewards are transferred to the buyer. Therefore, unfinished works are included within the Assets under Construction account. EDEN does not recognize a margin for the type of constructions, except in the case of construction works with customer contributions

(iv)   Revenues from the sale of crude oil, natural gas and liquefied petroleum gas are recognized with the transfer of ownership in accordance with the terms of the related contracts, which occurs when the customer receives the ownership of the product and assumes its risks and rewards. Income from sales which the Company shares with other producers is recognized on the basis of the contractual interest the Company holds in each consortium, irrespective of its real allocation. In case of imbalances between the real allocation and the contractual allocation, a debt or credit will be recognized, depending on whether the production allocated to the company is higher or lower than the resulting production of its contractual interest in the consortium.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Ordinary revenue has been recognized when each and every condition has been met:

                      i.        The entity transferred to buyer significant risks and rewards;

                      ii.       The amount of revenue was reliably measured;

                     iii.       It is probable that the entity receives the economic benefits associated with the transaction;

                     iv.      Costs incurred or to be incurred in relation to the transaction have been reliably measured.

b.     Interest and dividend income

Dividend income is recognized when the right to receive payment has been established. Interest income is recognized using the effective interest method. They are recorded on a temporary basis, with reference to the outstanding principal and the applicable effective rate.

This income is recognized as long as it is probable that the entity receives the economic benefits associated with the transaction and the amount of the transaction has been reliably measured.

4.5      Segment information

Operating segments are reported consistently with internal reports reviewed by the Executive Director.

The highest decision-making authority, the Executive Director, is the person responsible for allocating resources and setting the performance of the entity’s operating segments, and has been identified as the person/ body executing the Company’s strategic decisions.

4.6      Foreign currency translation

Functional and presentation currency

Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Argentine Pesos, which is the Group’s presentation currency.

Transaction and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gain and loss resulting from the settlement of any transaction and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year. Foreign exchange gains and losses are presented net in the income statement within finance costs and finance income, as appropriate, unless they have been capitalized.

The exchange rates used are as follows: buying rate for monetary assets, selling rate for monetary liabilities, average rate at the closing of the periods for balances with related parties, and date-specific exchange rate for foreign currency transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Group companies

No company in the group has a functional currency other than the Argentine Peso; for that reason, there are no foreign currency translation effects.

4.7      Property, plant and equipment

All Property, Plant and Equipment for use in production or for administrative purposes are stated at historical cost less depreciation an less any impairment accumulated. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

In accordance with the provisions of IAS 23, borrowing costs in relation to any given asset are to be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period;  the necessary activities to put the asset in condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably and the investment will improve the condition of the asset beyond its original state. The carrying amount of those parts that are replaced is derecognized. It is a condition of an item of property, plant and equipment continue to operate, conduct periodic inspections for faults regardless of whether parts of the elements are replaced or not (major maintenance).  All other repairs and maintenance are charged to the income statement during the financial period in which they have been incurred.

Land is not depreciated. Machinery and generation equipment are depreciated under the unit of production method. Depreciation on other assets is calculated using the straight-line method.

The wells are depreciated using the method of production volumes of proved reserves and developed.

The mineral property is depreciated using the method of production volumes of proved reserves.

These depreciation methods are used to allocate the difference between cost and residual value during their estimated useful life. The main depreciation methods are described below:

Buildings: 50 years

Machinery and generation equipment: unit of production method

Substations: 35 years

High voltage lines: 40 - 45 years

Medium voltage lines: 35 - 45 years

Low voltage lines: 30 - 40 years

Transformer centrals: 25 - 35 years

Meters: 25 years

Vehicles: 5 years

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Furniture, fittings and communication equipment: 5- 20 years

Computer equipment and software: 3 years

Tools: 10 years

Works in progress are valued according to their degree of progress. Works in progress are recorded at cost, less any loss due to impairment, if applicable. The cost includes expenses attributable to construction, including costs of capitalized loans when they are part of the cost incurred for the purpose of acquisition, construction or production of an item of property, plant and equipment that necessarily takes a considerable period of time to be available for use. Borrowing costs cease once the asset is substantially complete or has been suspended, in the case that its development is at this stage. Depreciation of these assets starts when they are in working condition.

With the exception of the subsidiary CPB, the Company has applied the exception set forth by IFRS 1 “First-time Adoption of IFRS”, regarding the use of the allocated cost of its property, plant and equipment. In this sense, the amounts under property, plant and equipment have been disclosed according to the previous professional accounting standards as an allocated cost.

In the case of CPB, property, plant and equipment have been valued at their fair value as on the transition date, and their value is deemed an allocated cost. In this case, the exception set forth by IFRS 1 on considering the fair value of goods as at the transaction date as an allocated cost has also been used.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at least at each financial year-end.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount (Note 4.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount.

4.8      Biological assets

Biological assets comprise grape plantations and seed plots. These biological assets are measured on initial recognition and at the end of each reporting period at its fair value less costs to sell.

4.9      Assets or oil and gas exploration

Expenses related to oil and natural gas exploration and evaluation are accounted for by the successful effort method. Costs are accumulated at the level of each oil field. Geological and geophysical costs are recorded as expenses as they are incurred. Costs directly associated to the exploration of wells and costs of exploration and acquisition of rights on real property are capitalized until the reserve determination is assessed. If the conclusion reached is that the discovery has no commercial viability, then those expenses are charged to results.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Capitalization is recognized in property, plant and equipment or in intangible assets according to the nature of the expense.

a.     Tangible and intangible assets for development

Expenditure on the construction, installation and completion of infrastructure facilities such as platforms, pipelines and the drilling of wells whose commercial viability has been proven  is capitalized within property, plant and equipment or within intangible assets, according to its nature. When reserves with commercial viability are found, assets for exploration and evaluation are subject to impairment tests and are transferred to development assets of a tangible or intangible nature. No expenditure is recorded for depreciation and amortization of property, plant and equipment or intangible assets during the exploration and evaluation phase.

b.     Assets for oil and gas production

Assets for oil and gas production are tangible assets for exploration and evaluation and development expenses associated to production of proven reserves.

c.     Depreciation

Assets related to oil and gas production are amortized following the production unit method. Production unit rates are based on developed reserves with proven viability, such as reserves of oil, gas and other mineral reserves that are expected to be recovered through existing facilities using the current operating methods. Oil and gas volumes are considered as produced once they are measured with the oil meters at the custody transfer points or at the sale transactions points at the output valve of the storage tank.

d.     Dismantling costs

Estimated future costs of wells plugging and abandonment in the hydrocarbon areas, discounted at a rate estimated at the time of their initial measuring, are capitalized together with the assets originating them, and are depreciated using the unit-of-production method. Additionally, a liability is acknowledged for this item at the estimated value of discounted payables.

e.     Impairment – Assets for exploration and evaluation

Assets for exploration and evaluation are subject to impairment tests whenever facts and circumstances suggest that an impairment in value may have occurred. An impairment loss is recognized for the amount in which the accounting value of the exploration and evaluation asset exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less the costs of sales of the exploration and evaluation assets. With the purpose of assessing the impairment, the exploration and evaluation assets subject to impairment tests are grouped together with the cash-generating units of the existing producing fields that are located in the same geographical region.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

f.      Impairment – Proven property for oil and gas production and intangible assets

Properties for oil and gas production and intangible assets whose commercial and technical viability has been proven are evaluated for impairment losses at the moment when facts or changes in circumstances suggest that the carrying amount could not be recoverable. An impairment loss is recognized for the amount in which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less the costs of sales of the assets. With the purpose of assessing the impairment, the assets are grouped at the lowest level at which separate cash flows can be identified.

4.10  Intangible assets

a.     Goodwill

Goodwill is the result of the acquisition of subsidiaries or associates and joint ventures. Goodwill represents the excess of the acquisition cost over the fair value of the equity interest in the acquired entity held by the company over the net identifiable assets acquired at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the acquirer’s cash-generating units or group of CGUs that are expected to benefit from the synergies of the combination. Each unit or group of units that goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

b.     Concession arrangements

IFRIC 12 “Service Concession Arrangements” provides guidelines for accounting for service concession arrangements with a private sector operator. This accounting interpretation is applicable if:

-         the grantor controls or regulates what services must be provided by the operator, with their infrastructure, to whom they must be delivered and at what price; and

-         the grantor controls, through ownership, beneficial entitlement or by other means, any significant residual interest in the infrastructure at the end of the term of the agreement.

If both conditions expressed above are met at the same time, an intangible asset is recognized to the extent that the operators receive a right to charge users of the public service, provided the rights are conditional to the extent that the service is used.

The initial recognition of these intangible assets is made at cost, meaning the fair value of the consideration given plus other direct costs directly attributable to operation. Concessions have a finite useful life and, after its end, they are measured at cost less accumulated amortization. Amortization is calculated on a straight-line basis during the term of the concession.

The Group has applied the method of intangible assets established in IFRIC 12, only in the subsidiary EDEN. No financial asset has been recognized in connection with the concession agreements, considering that the agreements entered into do not establish revenues guaranteed at all events.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Concession arrangements acknowledged as intangible assets and not covered by the guidelines of IFRIC 12 are those corresponding to Edenor and hydroelectric generation plants Diamante y Nihuiles.

These concession agreements meet the criteria set forth by the IFRSs and are depreciated following the straight-line method based on each asset’s useful life, which corresponds to the life of each concession agreement.

The main intangible corresponds to Edenor concession contract, which has an estimated life of 83 years.

c.     Identified intangible assets in acquired investments

Corresponds to intangible assets identified at the moment of the acquisition of companies from the distribution segment. Identified assets meet the criteria established in the IFRS and are amortized by the straight-line method according to the useful life of each asset, considering the estimated way in which the benefits produced by the asset will be consumed.

4.11  Impairment of non financial assets

Assets that have an indefinite useful life - for example, goodwill or intangible assets not ready to use – are not subject to amortization and are tested annually for impairment.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized as the amount by which the asset´s carrying amount exceeds its recoverable amount. Recoverable amount is the higher amount of fair value less costs-to-sell and value-in-use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs).

Non-financial assets other than goodwill that have been impaired are reviewed at each reporting date for possible reversal of the impairment.

Proof of goodwill depreciation losses

The amount recoverable from a CGU is determined based on the calculations of their value in use. These calculations use cash flow projections based on financial budgets approved by the Management and covering a ten-year period. Cash flows beyond this period are extrapolated beyond the ten year period using the growth rates detailed below. The growth rate does not exceed the average long-term growth rate for the business in which the CGU operates.

The key assumptions used in value in use calculations as at December 31, 2012 and 2011 are detailed below:

	CPB	CTG
Gross margin	14%%	34%
Growth rate	0%	0%
Discount rate	10.63%	11.72%

The management determined the budgeted gross margin based on past yields and its market growth expectations. Weighted average growth rates are consistent with the forecasts included in the industry reports. The types of discounts used are before taxes and show specific risks related to the relevant segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Depreciation losses arose from the subsidiary CPB. This is because this company has selected to use as an allocated cost, as at the transition date to the IFRSs, the fair value to assess its property, plant and equipment (electricity generation plant).

4.12  Financial assets

The Company made an early adoption of IFRS 9 as from January 1, 2012 and has applied it retrospectively for all the filed periods.

4.12.1       Classification

The Company classifies its financial assets under the following categories: those to be measured subsequently at fair value and those to be measured at amortized cost. This classification depends on whether the financial asset is a debt or an equity investment. For the asset to be measured at amortized cost, two conditions described below must be verified. The remaining financial assets are measured at fair value. IFRS 9 requires that all the investments in equity instruments are measured at fair value.

a.     Financial assets at amortized cost

Financial assets are measured at amortized cost only if the following criteria have been met:

                      i.           the objective of the Group’s business model is to hold the asset to collect the contractual cash flows;

                      ii.          the contractual terms on specified dates give place to cash flows that are solely payments of principal and interest on the outstanding principal.

b.     Financial assets at fair value

If any of the above mentioned criteria has not been met, the financial asset is measured at fair value through profit or loss.

All equity investments are measured at fair value. Equity investments that are not held for trading, the Group can irrevocably choose at the moment of the initial recognition to present changes in fair value through other comprehensive income. The decision of tue Group was recongnizing changes in fair value through profit or loss.

4.12.2       Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Group commits to the purchase or sale of the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

A gain or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognized in profit or loss. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

The Group subsequently measures all equity investments at fair value. When the Group elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends from such investments continue to be recognized in profit or loss as long as they represent a return on investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

4.12.3       Impairment of financial assets

Assets carried at amortized cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost are impaired. A financial asset or a group of financial assets are impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset, and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization.

The amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If the financial asset has a variable interest rate, the discount rate for the calculation of the impairment loss is the currently effective interest rate under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

4.12.4       Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the consolidated statements of financial position, when there  is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

4.13  Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

The method for recognizing the resulting loss or profit depends on whether the derivative has been designated as a hedging instrument and, if so, on the nature of the item it is covering. The Company has not designated any derivative as hedging instrument; therefore, the changes in their value are recognized in in profit or loss.

Derivative financial instruments” have been valued in accordance with the provisions of IFRS 9. Furthermore, the changes in the fair value of these financial instruments -Corporate Notes Swap- have been recorded by the Company in the Changes in the Fair Value of Financial Instruments line item, in other financial results.  The changes in the fair value of these financial instruments forward and futures contracts- have been recorded by the Company in the Changes in the Fair Value of Financial Instruments line item, in other financial results. At December 31, 2011 and January 1, 2011, the aforementioned transactions have been fully settled.

4.14  Inventories

Inventories are measured at the lower of cost and net realizable value.

Given that the Company's inventories are not goods held for sale, their valuation is considered as based on the purchase price, import duties (if applicable) and other taxes (not subsequently recoverable by tax authorities), transportation, storage and other costs directly attributable to the acquisition of those assets.

Cost is determined using the weighted average cost method.

The Company has classified materials and spare parts into current and non-current, depending on their ultimate purpose, the latter being those that can be used for maintenance or improvement on existing assets. The non-current part of materials and spare parts is shown under the heading “Property, plant and equipment”.

The carrying value of inventories, taken as a whole, does not exceed the recoverable amount at the end of each year.

4.15  Assets under construction

Assets under construction refers to the works carried out by EDEN that have not been finished at the closing date of the consolidated financial statements or do not comply with IFRS requirements to be derecognized from assets and recognized as revenue.

Assets under construction include design, supply, direct labor and other indirectly-related construction costs.

4.16  Trade and other receivables

Trade receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, and where material, adjusted for the time value of money. If collection is expected within the normal operating cycle, even when they are not expected to be collected within 12 months after the reporting period, they are classified as current assets. If not, they are presented as non-current assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Generation and Holding

Trade receivables and other receivables are recognized at fair value (generally the original invoicing/ settlement amount) and subsequently measured at amortized cost, using the effective interest method.

Receivables from CAMMESA documented as LLVFVFs have been valued at their amortized cost, the maximum value of which is their recoverable value as at the period’s closing date. The amortized cost has been determined based on the estimates of cash flow receivables dates and has been discounted based on a rate reflecting the time value of money and the risks inherent in the transaction.

The Company records provisions for doubtful accounts when there is objective evidence that the Company will not be able to collect all the amounts that are owed to it according to the original terms of those receivables, based on an individual analysis of the recoverability of loan portfolio.

Distribution

Receivables originated in services billed to customers but not collected, and those accrued and not invoiced at the closing date of each year, are recognized at fair value and subsequently measured at amortized cost using the effective interest method. Services accrued and not invoiced at January 1, 2011 resulting from the retroactive increase derived from the application of the Rate Chart corresponding to the RTT (Note 2) have been valued based on the best estimate of amount receivable, discounted applying a representative nominal annual rate, which reflected in a reasonable way market assessments on the time value of money and the risks specific to the receivable at the moment of the initial measurement.

The amounts so determined are : a) net of an allowance for doubtful sales accounts ; b) consider the effects of that which is described in Note 2 (Master Agreement Section).

Receivables corresponding to the MMC, as well as their corresponding income, are recognized as long as they have been approved by the ENRE. Receivables on account of the provision of electricity to poor and precarious neighborhoods are recognized, also in line with income, after the master agreement for the accrued period.

The Company has recorded an allowance for doubtful accounts to adjust the valuation of trade receivables up to their estimated recoverable value. Depending on the receivables portfolio, the allowance is recorded based on an individual recoverability analysis (accounts receivable in litigation and receivables from the Master Agreement expired on December 31, 2010) or on the historical series of collections for services billed through the end of each period and collections subsequent thereto.

Other receivables

Other receivables are initially recognized at fair value and subsequently measured at amortized cost, using the effective interest method, and when significant, adjusted by the time value of the currency. The Company records impairment allowances when there is objective evidence that the Company will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

4.17  Cash and cash equivalents

Cash and cash equivalents, cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of the three months or less are included. If applicable, overdraft advances are disclosed under Current Liabilities, in the item “Borrowings”, since they do not make up the Company’s cash management.

4.18  Assets classified as held for sale and liabilities associated

The subsidiaries’ assets and liabilities that have been made available for sale are classified as Assets available for sale and Associated liabilities when the carrying amount will be mainly recovered through a sale transaction, and this transaction is regarded as highly probable. These assets are valued at the lower of the carrying amount and fair value less costs to sell. The amounts recognized in profit or loss corresponding to discontinued operations have been included in a single line item of the Company’s consolidated statement of comprehensive income called "Discontinued operations".

4.19    Trade payables and other liabilities

Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Customer deposits

Customer deposits are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

 In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

i.       When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;

ii.     When service has been suspended more than once in one-year period;

iii.    When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

iv.   When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

Edenor has decided not to request customer deposits from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina called “reference” rate.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account after deducting, if appropriate, any amounts receivable which the Company  may have with the customer.

Customer contributions

Edenor receives contributions from certain customers for services to be provided based on individual agreements. These contributions are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

Other payables

Other payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method.

The recorded liabilities represent, mainly, PUREE obligations and penalties issued by the ENRE, which Edenor’s Management estimates will be paid in the future.

The balances corresponding to ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

4.20  Deferred revenues

Edenor – Contributions not subject to repayment:

The Company receives goods or facilities (or the cash necessary to acquire or construct them) from certain clients for services to be rendered based on individual agreements. Pursuant to the IRFSs’ provisions, the Company recognizes assets received as Property, plant and equipment with a counterbalance in deferred income, which accrue based on the nature of the identifiable services according to the following scheme:

•         client’s connection to the network: they accrue until the termination of said connection;

•         provision of a continuous electric power service: throughout the specific good’s useful life or the term corresponding to the delivery of the services, whichever is shorter;

EDEN

Upon completion, the construction works carried out by EDEN within the framework of IFRIC 12, that are financed with customer funds and/or an amount added to the electricity rate and/or PUREE, are recognized as intangible assets and amortized over the useful life of each of them. The reward for having received a construction work to be operated is recognized within the Deferred revenue account. This deferred revenue is accrued in the same manner as the intangible asset is amortized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

4.21  Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings, using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan, to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs.

4.22  Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit and loss in the period in which they have been incurred.

4.23  Income tax and tax on asset

a.     Current and deferred income tax

The tax expenses for the period include current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they come from the initial recognition of goodwill; or if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available and can be utilized against temporary differences.

Deferred income tax is provided on temporary differences from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities have not been discounted.

b.     Tax on asset

The Company calculates tax on assets by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, tax on asset obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

Receivables from CAMMESA documented as LLVFVFs have been valued at their amortized cost, the maximum value of which is their recoverable value as at the period’s closing date. The amortized cost has been determined based on the estimates of cash flow receivables dates and has been discounted based on a rate reflecting the time value of money and the risks inherent in the transaction.

Minimum presumed income tax assets and liabilities have not been discounted, and they are disclosed at their nominal value.

4.24  Employee benefits

Defined benefit plans

The Company operate various defined benefit plans. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors, such as age, years of service and compensation.

The liability recognized in the balance sheet in respect to defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period, together with adjustments for past service costs and actuarial losses. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

The Group's accounting policy for benefit plans is recognized:

a.       Actuarial gains and losses from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

b.       Past-service costs are recognized immediately on income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

4.25  Share-based payments

The Company operates a compensation plan which provides for payments based on shares settled through shareholders’ equity instruments whereby the Company receives the services of certain key employees (Directors with administrative duties) in consideration of the Company’s shareholders’ equity instruments (warrants).

Pursuant to the Opportunities Assignment Agreement entered into with the Company, the Directors undertook to offer the Company, on a priority basis, any investment opportunity above US$ 5 million they detect within the Company’s investment guidelines. In consideration of this commitment, the Company granted these executives warrants for up to 20% of the Company’s capital stock pursuant to the Warrants Issuance Agreements (as amended) that the Company entered into with each of these executives.

The fair value of the services rendered in consideration of these warrants is recorded as an expense, and has been determined using the Black-Scholes model, which takes into consideration assumptions such as annual volatility, dividend yield and a risk-free interest rate denominated in U.S. dollars. Pursuant to the conditions prevailing at the time the agreements were entered into, no value has been attributed to the stipulated contractual adjustment clauses.

The total expense amount is determined by reference to the fair value of the granted warrants, with a counterbalance in a reserve included in the Statement of Changes in Shareholders’ Equity and accrued following the straight-line method in the term during which the Company provides this service. In view of the difficulties to determine the value attributable to the contract since there are no comparable parameters in the market (first option provided for in IFRS 2 – Share-based payments), the Company has valued the issued warrants to determine to compensation amount to be recorded during the life of the contract.

According to the terms agreed in the amendment to the Agreement, one-fifth of each Warrant may be exercised annually as from September 28, 2010 and until September 28, 2014, and will remain in effect for fifteen years as from the date of issuance.  Independently from this, the Company has received a communication from the Executives whereby each of them has personally and irrevocably waived their right to exercise any option accrued in their favor and to receive Company shares of common stock underlying such warrants before September 28, 2013.

4.26  Provisions and contingencies

Provisions were recognized in the cases in which, considering a present obligation in charge of the group, legal or constructive, arising from a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate could be made of its amount.

The amount recorded as provisions is the best estimate of the resource outflow necessary to settle the present obligation, at the end of the reporting period/year, considering the pertinent risks and uncertainties. When a provision is measured using the estimated cash outflow for settling the present obligation, the amount recorded represents the present value of that cash flow. This present value is obtained applying a discount rate before taxes to reflect the market conditions, the time value of money and the risks specific to the obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

These allowances have been set up to cover potential contingent situations that could give rise to future obligations of payment. In estimating the amounts and probability of occurrence, the opinion of each Company’s legal advisors has been taken into account.

4.27  Leases

The determination of whether an agreement constitutes or includes a lease is based on the essence of the agreement at the date of execution, if compliance with the agreement depends on the use of one or more specific assets or  if the agreement grants the right of use of the asset.

Those leases in which a significant portion of the risks and rewards deriving from ownership are kept by the lessor are classified as operating leases. At present, the Company only has lease agreements that are classified as operating leases.

a.     As lessee

Operating lease payments are recognized as operating expenses in the Statement of Income on a straight-line basis throughout the term of the lease.

b.     As lessor

Those leases in which the Company does not transfer substantially all the risks and rewards inherent to the ownership of the asset are classified as operating leases.

Operating lease collections are recognized as income in the consolidated statement of comprehensive income on a straight-line basis throughout the term of the lease.

4.28  Balances with related parties

Receivables and liabilities with related parties are initially recognized at fair value and subsequently measured at amortized cost.

4.29  Shareholder´s equity

Movements under this heading have been accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

a.     Share capital

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value. Ordinary shares are classified as equity.  When, for any reason, the amount of this reserve will be shorter, dividends may not be distributed, until such amount is made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuation)

b.     Additional paid-in capital

It refers to the share premium of the outstanding share capital and to the acquisition of additional non-controlling interests in subsidiaries generated by the difference between the fair value of non-controlling interests and the consideration paid.

c.      Directors´option reserves

It refers to the reserve related to the share-based payments explained in 4.25

d.     Legal reserve

In accordance with the Argentine Commercial Companies Law Nº 19550, 5% of the profit arising from the statement of income for the year, prior years' adjustments, the amounts transferred from other comprehensive income and prior years' accumulated losses, must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

e.     (Acumulated losses) Retained earnings

Retained earnings comprise accumulated profits or losses without a specific appropriation; positive earnings can be distributable by the decision of the Shareholders' meeting, as long as they are not subject to legal restrictions. These earnings comprise prior years' earnings that were not distributed, the amounts transferred from other comprehensive income and prior years' adjustments, according to accounting standards.

In case of existence of negative retained earnings to be absorbed at the end of the year for consideration of the Shareholders' Meeting, the following order for appropriation of balances must be followed:

1.   Reserved earnings

-   Voluntary reserve

-   Statutory reserve

-   Legal reserve

2.   Capital contributions

3.   Additional paid in capital, from merger and treasury stock trading

4.   Other equity instruments (if feasible from the legal and corporate point of view)

5.   Capital adjustment

6.   Share capital

f.      Dividends distribution

Dividend distribution to Company shareholders is recognized as a liability in the consolidated financial statements in the year in which the dividends are approved by the Shareholders' Meeting or Board of Directors.

g.     Other comprehensive income (loss)

Including income and losses the calculation of liabilities for defined benefit plans.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: FINANCIAL RISK MANAGEMENT

1.     Financial risk factors

Financial risk management is encompassed within the Company’s global policies focused on the uncertainty of certain financial markets and aims to minimize potential adverse effects on its financial return. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. Financial risks include the market risk (including the exchange rate risk, the interest rate risk and the price risk), the credit risk and the liquidity risk. The Company uses derivative instruments to cover certain risks when it considers it necessary according to its risk management internal policies.

Financial risk management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company activities.

This section includes a description of the main risks and uncertainties which may adversely affect the Company’s strategy, performance, operational results and financial position.

(a)  Market risks

Exchange rate risk

The Company, through its subsidiaries in the Generation segment, collects a meaningful portion of its revenues in Argentine pesos pursuant to tariffs which are indexed to the U.S. dollar, as is the case of revenues resulting from the Supply Agreement entered into between CTLL, EGSSA and the ES, CTG’ Energy Plus agreements and the 2.5 US$/MWh margin that CTG and CPB collect for generation outside the Energy Plus scheme or for the assignment of own gas volumes.  The other part of its operating flows expressed in Argentine pesos are not indexed to the U.S. dollar, and comprise revenues from hydroelectric and thermal generators, the remuneration for power and the recognition of operating and maintenance costs of the generators which do not have Energy Plus or Supply Contracts with the ES pursuant to Resolution No. 220/07. Most operating costs are expressed in Argentine pesos and are higher than income denominated in pesos, thus absorbing a portion of the operating net flow denominated in U.S. dollars. A significant part of the existing financial debt stock denominated in U.S. dollars, is payable in Argentine pesos indexed to the U.S. dollar, therefore, as regards Argentine pesos indexed flows, operating income is higher than debt service expenses. However, in terms of stocks the Company is exposed to a risk of loss resulting from a devaluation of the Argentine peso. Although the Company seeks to partially hedge this risk by converting a portion of its surplus cash denominated in pesos into U.S. dollars and investing those funds abroad as permitted by the applicable Central Bank regulations, investing in instruments denominated in foreign currency, in Argentine pesos indexed to the U.S. dollar and entering into foreign currency forward contracts, it continues suffering a substantial exposure to the U.S. dollar on account of the potential impact a devaluation of the Argentine peso may have on its stock net of financial debt.

In the Distribution segment, the Company collects revenues in pesos pursuant to regulated tariffs which are not indexed to the U.S. dollar, whereas a significant portion of its existing financial debt is denominated in U.S. dollars, which exposes the Company to a risk of loss resulting from a devaluation of the Argentine peso. Although the Company currently seeks to partially hedge this risk by entering into foreign currency forward contracts, it continues facing a substantial exposure to the U.S. dollar. The Company holds derivative financial instruments with the purpose of cover the exchange rate of cash flows it will have to pay in the following interest maturity dates for its corporate bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

If the Company continues facing a meaningful exposure to the foreign currency risk in its Generation and Distribution segments, any devaluation of the Argentine peso may significantly increase its debt service burden which, in turn, may have a material adverse effect in its cash position and financial condition (including its capacity to cancel payments under the different corporate bonds issued) and the results of its operations.

The following table shows the Company’s exposure to the exchange rate risk for financial assets and liabilities denominated in a currency different from the Company’s functional currency.

Net asset (liability) position	12.31.2012	12.31.2011	01.01.2011
U.S dollar	(2,590,994,190)	(2,730,333,887)	(1,000,370,164)
Euros	2,100,801	9,828,148	6,522,611
Brazilian real	-	4,576	-
Sterling Pound	(171,967)	6,627	-
Norwegian kroner	-	(701,346)	-
Swiss francs	(1,163,343)	-	(1,346,691)
Uruguayan peso	(151,726)	-	-
Total	(2,590,380,425)	(2,721,195,882)	(995,194,244)

The Company estimates that provided all other variables remain constant, a 10% revaluation/(devaluation) of each foreign currency as compared to the Argentine peso would generate the following increase/(decrease) in the fiscal year’s income:

Increase (decrease) of the gain (loss) for the year	12.31.2012	12.31.2011	01.01.2011
U.S dollar	(259,099,419)	(273,033,359)	(100,037,023)
Euros	210,080	982,815	652,261
Brazilian real	-	458	-
Sterling Pound	(17,197)	663	-
Norwegian kroner	-	(70,135)	-
Swiss francs	(116,334)	-	(134,669)
Uruguayan peso	(15,173)	-	-
Total	(259,038,043)	(272,119,559)	(99,519,431)

Price risk

The Company’s investments in quoted and unquoted equity securities are subject to the exchange rate risk in the market prices resulting from the uncertainties as to the future value of said securities.

The Company is exposed to the price risk on its stock holdings representing 4.3% of the capital stock and possible votes in TGS, as well as on the trust holding of 40% of CIESA’s shares as a result of the operation mentioned in Note 46. However, the Company considers that the price fluctuation risk in the securities market is low, since once the pending regulatory approval is obtained, the Shares held in Trust will be transferred to the Company, which will entail exercising an indirect common control of TGS.

Moreover, the Company is not exposed to the risk of commodity prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

Interest rate risk

The Company’s interest rate risk arises from its medium and long term indebtedness. Indebtedness at floating rates exposes the Company to the interest rate risk on its cash flows, due to the possible volatility they may evidence.  Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they are considerably higher than variable rates.  As at December 31, 2012, approximately 84% of the loans were granted at a fixed interest rate. The remaining liabilities denominated in pesos (financial loans and short-term securities) were agreed at floating interest rates, based on the BADLAR rates plus a spread which varies according to the contracted financial instrument. Approximately 92.2% % of the debt denominated n U.S. dollars was issued at a fixed rate. The Company policy is to keep a high percentage of its indebtedness in instruments with fixed interest rates. The Company analyses its interest rate risk exposure dynamically. The situation is analyzed taking into consideration its positions regarding refinancing, renewals of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact of a defined variation in interest rates on profits or losses. In each simulation, the same defined interest rate variation is used for all the currencies. These simulations are only made in the case of obligations representing the main positions generating interest.

The Company partly mitigates the risk generated by interest rates in different ways. In the case of rates denominated in Argentine pesos, the risk resulting from the fluctuations in the BADLAR rates is partly set off by investing the funds in short-term instruments with a yield based or referenced on the BADLAR rate and by entering into interest rate hedge agreements (fixed-to-floating rate swaps). In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in the interest rate is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

The following chart shows the opening of the Company’s loans classified by interest rate and the currency in which they are denominated:

	12.31.2012	12.31.2011	01.01.2011
Fixed interest rate:
Argentine pesos	224,620,786	407,254,165	195,253,227
U.S dollar	2,312,866,626	2,225,633,784	1,699,939,834
Subtotal loans granted at a fixed interest rate:	2,537,487,412	2,632,887,949	1,895,193,061
Floating interest rates:
Argentine pesos	274,899,515	354,438,908	344,924,401
U.S dollar	197,013,070	394,125,097	162,142,024
Subtotal loans granted at a floating interest rate:	471,912,585	748,564,005	507,066,425
Total	3,009,399,997	3,381,451,954	2,402,259,486

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

Based on the conducted simulations, and provided all other variables remain constant, a 10% increase/ (decrease) in variable interest rates would generate the following (decrease)/increase in the fiscal year's income:

	12.31.2012	12.31.2011	01.01.2011
Floating interest rates:
Argentine pesos	(4,232,495)	(7,603,604)	(4,690,880)
U.S dollar	(440,391)	(2,947,193)	(848,624)
Increase of the loss for the year	(4,672,886)	(10,550,797)	(5,539,504)

(b)  Credit risk

Credit risk results from cash and cash equivalents, deposits in banks and financial institutions, and derivative financial instruments, as well as the clients’ credit exposure, which includes pending balances of accounts receivable and the committed transactions. Regarding banks and financial institutions, only high credit quality institutions are accepted. If there are no independent risk ratings, the risk control area evaluates the customer’s creditworthiness, past experiences and other factors.

Individual credit limits are set according to the limits defined by the Board of Directors based on internal or external ratings.

Electric power generators collect a substantial part of their income through CAMMESA; these are the payments corresponding to the power placed at its disposal and the energy provided to the system. There is an increasing deficit between payments collected from CAMMESA and receivables from the generating companies regarding this entity. This is due to the fact that the price collected from CAMMESA regarding the electric power marketed in the Spot Market is regulated by the National Government and is lower than the generation marginal cost. The National Government has been filling this gap through reimbursable contributions by the Treasury.

As these Treasury contributions do not cover the whole amounts receivable by generators on account of their power and energy sales to the Spot Market, CAMMESA’s debt with generators has gradually increased. It cannot be guaranteed that this gap between the spot price and the electric power generation cost will not continue or increase in the future, or that CAMMESA will continue making payments to generators, both regarding the energy and the power sold. The impossibility by generators to collect their receivables from CAMMESA may have a substantially adverse effect on their cash income and, consequently, on the result of their operations and financial situation which, in turn, may have an adverse effect on their capacity to repay their financial liabilities.

The maximum exposure of the Company to the credit risk results from the accounting value of each financial asset in the consolidated financial statements, after deducting the applicable allowances and provisions.

(c)   Liquidity risk

Liquidity risk is the risk that the Company does not have sufficient funds to meet all its obligations, whether of an economic, industrial or commercial.

The cash flow projection is made by the Financial Department.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

The Company management supervises updated projections on liquidity requirements to guarantee there is sufficient cash to meet operating needs while keeping at all times a sufficient margin for unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, if applicable, of any credit facility. Such projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency. Based on its projections, the Company envisages a high liquidity risk for the year 2013, mainly on account of principal and interest maturities for its financial debts projected for that year.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity. In both cases, available financing terms do not exceed a term of 3 years and are always dependent on the conditions in force at the time of renewal; therefore, there is limited leeway to reduce said risk.

Excess cash kept by operating entities and balances above working capital management requirements are managed by the Company’s Treasury Department, which invests excess cash in term deposits, mutual funds and marketable securities, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity so as to provide a sufficient margin as determined in the previously mentioned projections.

The following table includes an analysis of the Company’s non-derivative financial liabilities and derivative financial liabilities settled for a net amount, grouped according to their maturity dates and considering the period remaining until their contractual maturity date on the date of the consolidated statements of financial position. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2012	Trade and other payables	Borrowings	Total
Less than three months	1,413,405,311	286,465,763	1,699,871,074
Three months to one year	269,280,421	596,264,899	865,545,320
One to two years	80,223,870	465,274,752	545,498,622
Two to five years	78,324,882	845,629,726	923,954,608
More than five years	2,809,111	1,848,701,000	1,851,510,111
Without established term	2,075,079,310	-	2,075,079,310
Total	3,919,122,905	4,042,336,140	7,961,459,045

As of December 31, 2011	Trade and other payables	Borrowings	Total
Less than three months	691,017,295	414,214,489	1,105,231,784
three months to one year	47,974,820	617,829,803	665,804,623
one to two years	14,695,908	354,212,226	368,908,134
two to five years	70,170,292	1,076,352,566	1,146,522,858
more than five years	347,080,205	1,912,960,108	2,260,040,313
without established term	1,480,911,218	-	1,480,911,218
Total	2,651,849,739	4,375,569,192	7,027,418,931

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

As of January 1, 2011	Trade and other payables	Borrowings	Derivatives financial instruments	Total
Less than three months	432,460,446	179,437,084	7,253,000	619,150,530
three months to one year	14,006,615	504,489,749	-	518,496,364
one to two years	12,788,236	322,396,220	-	335,184,456
two to five years	14,651,538	1,316,134,822	-	1,330,786,360
more than five years	241,465,077	1,842,752,507	-	2,084,217,584
without established term	984,518,000	-	-	984,518,000
Total	1,699,889,912	4,165,210,382	7,253,000	5,872,353,294

2.     Derivative financial instruments management

The Company has conducted operations with derivative financial instruments aiming to cover the risk generated by fluctuations in the U.S. dollar exchange rate and in the interest rate.

(a)    VCP – Interest rate SWAP

During the years 2010 and 2011, CPB conducted several derivative operations with local banks aiming to guarantee the interest rate in cash flows for interest payments of the debt service of Class V VCP. As a whole, conducted swap contracts involved the collection of a floating interest flow based on the BADLAR rate and the payment of a fixed interest flow on a Ps. 50 million notional amount. This flow is the other side of the floating flow which CPB had to pay on account of the service of interest for such VCP. Thus, the Company was hedged from increases in the BADLAR rate for the agreed term and notional amount.

During the year 2012, PEPASA conducted a derivative operation with Standard Bank Argentina aiming to guarantee the interest rate in cash flows for interest payments of the debt service of PEPASA’s Class III VCP. Conducted swap contracts involved the collection of a floating interest flow based on the BADLAR rate and the payment of a fixed interest flow on a Ps. 20 million notional amount. This flow is the other side of the floating flow which the company had to pay on account of the service of interest for such short-term amount. Thus, the company was hedged from increases in the BADLAR rate for the agreed term and notional amount.

(b)  Corporate Notes – Cash flows SWAP

In November 2010, Edenor carried out a transaction with a derivative financial instrument with JP Morgan Chase Bank NA with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of interest payment transactions.

This instrument provides an economic and financial hedge of the amounts in foreign currency that Edenor must pay on the interest payment dates of its financial debt, arising from the Class 9 Fixed Rate Corporate Notes for up to US$ 230.301, million, falling due on April 25, 2011, October 25, 2011, April 25, 2012 and October 25, 2012, in the event of fluctuations in foreign currency exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

 NOTE 5: (Continuation)

Additionally, in April 2011, the Company carried out a transaction with a derivative financial instrument with Deutsche Bank S.A. with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of interest payment transactions arising from the new issue of Class 9 fixed rate corporate notes for up to US$ 69.7 million, payable on October 25, 2011, April 25, 2012 and October 25, 2012.

(c)   Loans at a BADLAR rate – Interest rate SWAP

During the year 2011, CPB performed a derivative operation with Banco Galicia aiming to guarantee the interest rate in cash flows for interest payments of the debt service of a loan which Central Piedra Buena obtained from Banco de la Nación Argentina at a floating BADLAR rate plus a spread. The swap contract involved the collection of a floating interest flow based on the BADLAR rate and the payment of a fixed interest flow on a Ps. 10 million notional amount. This flow is the other side of the floating flow which the Company had to pay on account of the service of interest for such loan. Thus, the Company was hedged from increases in the BADLAR rate for the agreed term and notional amount.

(d)  Forward transactions – U.S. dollar Futures

During the years ended December 31, 2010 and 2011, the Company performs operations with derivative financial instruments, called “forward transactions”, aiming to cover the risk generated by fluctuations in the U.S. dollar exchange rate. Forward transactions consisted mainly of purchases of U.S. dollar futures contracts from ROFEX through the Rosario forward market. The purpose of these transactions is to reduce the risk resulting from future increases in the exchange rate for U.S. dollars, the currency in which the majority of the Company debt has been issued.

As at December 31 and 1 January, 2011, the U.S. dollar consolidated purchasing position amounted to US$ 29.5 million and US$ 38 million with a contracted average exchange rate of Ps. 4.44 and Ps. 4.38  pesos/ dollar, maturing between January and June 2012, and January and May 2011, respectively.

During this year, the Company has not conducted any new forward transactions. All positions that remained open as at December 31, 2011 were closed or matured during the year 2012.

3.     Concentration risk factors

(a)  Related to customers

Edenor’s receivables derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the years ended December 31, 2012, December 31 and January 1, 2011. The collectibility of trade receivables balances related to the Framework Agreement, which amount to Ps. 25.44 million, Ps. 25.60 million and Ps. 33.05 million at December 31, 2012, December 31, 2011 and January 1, 2011, respectively, as disclosed in Note 2 – Framework Agreement -, is subject to compliance with the terms of such agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

(b)  Related to employees who are union members

The Bid Package sets forth the responsibilities of both SEGBA and Edenor in relation to the personnel transferred by SEGBA through Resolution No. 26/92 of the ES.  According to the Bid Package, SEGBA will be fully liable for any labor and social security obligations accrued or originated in events occurred before the take-over date, as well as for any other obligations deriving from lawsuits in process at such date.

During 2005, two new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) and the Asociación de Personal Superior de Empresas de Energía (Association of Supervision Personnel of Energy Companies), which expired on December 31, 2007 and October 31, 2007, respectively.  These agreements were approved by the Ministry of Labor and Social Security on November 17, 2006 and October 5, 2006, respectively.

At December 31, 2012, December 31, 2011 and January 1, 2011, approximately 80% of the Company’s employees and the operating employees of the others contractors were union members. Although the relationship with the aforementioned unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and revenue. Without prejudice thereto, the Company has entered into a salary agreement, which is described in Note 51.

At the date of issuance of these consolidated financial statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements are being held with the above-mentioned unions.

(c)   Resolution No. 1906 – Secretariat Labor

By Resolution ST No. 1906 dated November 27, 2012, published in the Official Gazette on December 7, 2012, the Secretariat of Labor, under the authority of the Ministry of Labor, Employment and Social Security, established that as from January 1, 2013 Edenor, as well as other companies of the Electric Power Sector, will be required to pay to those employees who are represented by the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) an amount of Ps. 2,410 that will be regarded as a salary item. This amount will set-off and absorb, as from January 1, 2013, the amount (included in the salary but not subject to social security charges nor considered for the payment of the mid and year-end bonus) of Ps. 2,000 which Edenor paid during 2012 to its employees. Without prejudice thereto, the aforementioned Resolution established, on a one-time and exceptional basis, that such amount (included in the salary but not subject to social security charges nor considered for the payment of the mid and year-end bonus), be considered for the payment of the year-end bonus and the additional 2012 BAE concept.

In light of the Company’s economic and financial situation and the projections for the year 2013, the Company’s Board of Directors, in the meeting held on December 11, 2012, unanimously resolved to challenge Resolution No. 1906 of the Secretariat of Labor, and, without prejudice thereto, to request that the ENRE authorize recognition of such higher costs in Edenor’s distribution rate in accordance with the provisions of  sections 46 and 42 of Law 24,065, which expressly authorize rate adjustments in order for the electricity rate to reflect any change in the concession holder’s costs which is not under the control of the holder of the concession. Such request was officially made on December 28, 2012, and on January 24, 2013, the Regulatory Authority, through Note ENRE 106836, notified Edenor that the request had been rejected without prejudice to the treatment that will be finally given to the request to modify the electricity rate schedule. Such note was contested by Edenor on February 7, 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

4.     Capital risk management

On managing capital, the Company aims to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders, and keeping an optimal capital structure to reduce the cost of capital.

To keep or adjust its capital structure, the Company may adjust the amount of the dividends paid to its shareholders, reimburse capital to its shareholders, issue new shares, conduct stock repurchase programs or sell assets to reduce its debt.

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total indebtedness (including current and non-current indebtedness) minus cash and cash equivalents. The total capital corresponds to the shareholders’ equity as shown in the consolidated statements of financial position, plus the net debt.

During the period ended December 31, 2012, the Company’s strategy, which has not varied as compared to previous years, was to keep the leverage ratio within levels which are acceptable for companies of similar characteristics within the industry. Financial leverage ratios as at December 31, 2012 and December 31 and January 1, 2011 were as follows:

	12.31.2012	12.31.2011	01.01.2011
Total borrowings	3,009,399,997	3,381,451,954	2,402,259,486
Less: cash and cash equivalents	(279,881,871)	(345,467,864)	(425,461,332)
Net debt	2,729,518,126	3,035,984,090	1,976,798,154
Total capital attributable to owners	4,530,036,992	5,475,354,310	5,152,020,393
Leverage ratio	60.25%	55.45%	38.37%

5.     Fair value estimation

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

  Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.
  Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
  Level 3: Asset or liability data not based on information that can be observed in the market (i.e., unobservable data).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2012 and 2011 and January 1, 2011:

As of December 31, 2012	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value with changes in profit and losss
Corporate securities	26,365,059	-	-	26,365,059
Government securities	78,632,696	5,502,218	-	84,134,914
Shares	64,796,821	-	77,513	64,874,334
Trust	-	241,829,350	-	241,829,350
Cash and cash equivalents	188,305,161	-	-	188,305,161
Total assets	358,099,737	247,331,568	77,513	605,508,818

As of December 31, 2011	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value with changes in profit and losss
Corporate securities	20,201,784	-	548,227,612	568,429,396
Government securities	41,296,735	7,666,335	-	48,963,070
Shares	8,997,291	-	77,513	9,074,804
Derivatives financial instruments	-	1,315,707	-	1,315,707
Cash and cash equivalents	200,677,437	-	-	200,677,437
Total assets	271,173,247	8,982,042	548,305,125	828,460,414

As of January 1, 2011	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value with changes in profit and losss
Corporate securities	472,498,605	-	-	472,498,605
Government securities	4,100,820	-	-	4,100,820
Shares	25,550,749	-	66,680	25,617,429
Trust	18,621,566	-	-	18,621,566
Derivatives financial instruments	-	5,911,977	-	5,911,977
Cash and cash equivalents	250,727,576	-	-	250,727,576
Total assets	771,499,316	5,911,977	66,680	777,477,973

The value of the financial instruments negotiated in active markets is based on the market quoted prices on the date of the consolidated statements of financial position. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: (Continuation)

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3.

The following table presents the changes in Level 3 instruments for the years ended December 31, 2012 and 2011.

	31.12.2012	31.12.2011
At the beginning of the year	548,305,125	66,680
Adquisitions	-	548,238,445
Decreases	(548,227,612)	-
At the end of the year	77,513	548,305,125

NOTE 6: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The applied estimates and accounting judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances.

In order to prepare the consolidated financial statements, the Company has to make future assumptions and estimates. Actual future results might differ from the estimates and evaluations made at the date of preparation of these consolidated financial statements. The estimates which have a significant risk of producing adjustments on the amounts of the assets and liabilities during the following year are detailed below:

(a)  Impairment of long-lived assets

Long-lived assets, including identifiable intangible assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (CGU).

Most of the main subsidiaries or joint ventures of the Company are cash generating units, as they have only one power generation plant (generation segment), a power transmission network (transmission segment) or one concession area for the distribution of electricity (distribution segment). Consequently, each subsidiary and joint venture in these segments represents the lowest level of composition of assets generating independent cash flows.

Assets subject to depreciation / amortization are reviewed for impairment when facts or circumstances show that the carrying amount may not be recoverable. Intangible assets with an undefined useful life, including goodwill, are subject to at least one annual test for impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6: (Continuation)

In order to evaluate if there is evidence that a CGU could be affected, both external and internal sources of information are analyzed.  Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas, the regulatory framework for the energy industry (mainly the RTI / MMC and recognition of expected prices), the projected capital investments and the evolution of the energy demand.

An impairment loss is recognized when the book value of the asset exceeds its recoverable value.  The recoverable amount is the higher of the value of assets in use and the fair value less costs to sell. Any impairment loss will be distributed (to reduce the book value of the CGU's assets) in the following order:

(a) first, to reduce the book value of goodwill assigned to the CGU, and

(b) then, to the other assets in the cash generating unit (or group of units), prorated for the carrying amount of each asset in the unit (or group of units), taking into account not to reduce the carrying amount of the asset below the higher of its fair value less costs to sell, its value in use or zero value.

The value in use of each CGU is estimated on the basis of the current value of the future net cash flows that these units will generate. The Company management uses cash flow approved by the Management during 5-year period extrapolated into a term consistent with the assets’ remaining useful life, taking into consideration the appropriate discount rates. In order to calculate the fair value less the costs to sale, the Company management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, and deducts the necessary costs to carry out the sale of the corresponding CGU.

The Company management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

Non-financial assets other than goodwill which have suffered impairment in the past are reviewed for a possible reversal of the impairment as at the closing date of the fiscal year.

Impairment of long lived assets of CPB subsidiary

As of September 30, 2012, impairment losses amounting to Ps 108.3 million were recorded for CPB’s property, plant and equipment as a result of the evaluation on their recoverability.

The key assumptions used in value in use calculations as at September 30, 2012 are detailed below:

▪  Gross margin: between 8% and 11%

▪  Growth rate: 0%

▪  Discount rate: 13%

CPB’s management determined the budgeted gross margin based on past yields and its market growth expectations according to the increases in the remuneration for power, operation and maintenance defined in each cash flow scenario.

Despite of CPB’s current economic and financial situation, which is described in detail in Note 45, the Management has made its projections under the assumption that the electricity rates will be raised according to the circumstances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6: (Continuation)

However, the Management may not ensure that the future performance of the variables used to make its projections will be in line with what has been estimated. Therefore, significant differences may arise as compared to the estimates used and assessments made as of these consolidated financial statements’ issuance date.

In order to contemplate the estimation risk contained in the projection of the variables used, the Management has prepared three different probability-weighted cash flow scenarios. Although all of them assume an acceptable gradual tariff increase, the Management has considered different magnitudes for the expected increases in the remuneration for provided power and for operation and maintenance based on the experience gathered from the implementation of the generators agreement as from November 2010, which was suspended by the ES as from January 24, 2012 and which, among other topics, recognized an increase in the provided power as well as in the recognized values for operation and maintenance, all of this subject to the meeting of certain agreed availability conditions, which were met by the Company during the life of the agreement.

CPB’s management has assigned the following occurrence probability percentages to each scenario:

▪  Pessimistic scenario: 5%

▪  Base scenario: 55%

▪  Optimistic scenario: 40%

The pessimistic scenario supposes increases in the remuneration for power and operation and maintenance according to the values established for the above-mentioned generators’ agreement for the year 2011. In contrast, the other two scenarios assume a higher increase in the remuneration for power which, as distinguished from the first scenario, would allow for meeting increasing fixed costs.

Regarding the scenario used to revalue CPB’s property, plant and equipment as at the date of transition to the IFRSs, the current projected scenarios acknowledge these main differentiating elements: (i) the disappearance of an own fuel oil business, which would allow CPB to obtain a margin on the fuel it would acquire for generation purposes; and (ii) an increase in operating costs for the period, which may only be recovered in an optimistic scenario. The impairment of the projected cash flow values is a direct consequence of the above.

Impairment loss charges have been allocated in order to reduce the book value of the assets making up the CGU on a pro rata basis taking into consideration the book value of each of the assets of the unit. After recognizing the impairment loss, the asset’s depreciation charges will be adjusted in future periods in order to systematically distribute its reviewed book value less any possible remaining value through its remaining useful life.

The main factors which may result in depreciation charges in future periods are as follows: ii) a decrease in projected income resulting from electric power remuneration; ii) an impairment of the business in terms of economic and market factors. These factors have been considered in the previously mentioned weighted scenarios. In view of the uncertainty of these assumptions, the Company estimates that any sensitivity analysis considering the possibility of implementing changes on an individual basis may give rise to distorting conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6: (Continuation)

An increase of about the 1% in the weighting of the probability of occurrence in the pessimist scenario and a 1% decrease in the weighting of the probability of occurrence in the optimist scenario would increase the impairment charge recorded in a 0.93%. As of December 31, 2012, no cumulative amounts of recognized impairment charges are subject to reversal.

Impairment of long lived assets associated with Edenor subsidiary

As at December 31, 2011, the Company has recorded depreciation losses associated with Edenor’s consolidated assets resulting from the assessment of their recoverable value. Depreciation losses totaled up Ps. 647.7 million which, net of the effect of the income tax, amounted to Ps. 421 million, out of which Ps. 90 million were charged to the Concession Contract line making up the Intangible Assets item, and the remaining balance, in the amount of Ps. 557.7 million, was charged to Property, plant and equipment, mainly under high-, medium- and low-voltage networks.

The future tariff increase used by Edenor in the assessment of long-term assets recoverability as at December 31, 2012 is based on Edenor’s contractual rights pursuant to the concession contracts and the agreements described in Note 2. To such effect, the actions conducted in order to maintain and guarantee the provision of the public service, the presentations made before regulatory entities, the status of the discussions held with government representatives and certain recently adopted measures, such as the new charge created by ENRE Resolution No. 347/12, have been taken into consideration. Edenor’s management estimated that it would be reasonable to expect new income increases as from the year 2013.

In order to allow for the risk resulting from the projection of the above mentioned variables, Edenor has considered three different alternative scenarios, which have been weighted based on their chance of occurrence. Although in all cases an acceptable agreement with the Government would result in a gradual tariff increase, Edenor has considered different times and magnitudes for a VAD increase. The three scenarios may be classified as follows: pessimistic, optimistic and intermediate, depending on their time of application and the expected MMC magnitudes or income increases resulting from another alternative mechanism. Edenor has assigned the following probability of occurrence percentages to these three scenarios, based primarily on the experience with past delays in tariff renegotiation processes, the current economic-financial situation and the need to keep the utility under concession fully operative: pessimistic: 20%; optimistic: 30%; and intermediate: 50%.

Based on the previously expressed conclusions, the valuation of Edenor’s consolidated long-term assets does not exceed their estimated recoverable value, which has been assessed as a value in use as at December 31, 2012. The main factors which may result in depreciation charges during future periods are: i) a decrease in projected income resulting from the electricity distribution remuneration; ii) an impairment of the business in terms of economic and market factors. These factors have been considered in the previously mentioned weighted scenarios. In view of the uncertainty of these assumptions, the Company estimates that any sensitivity analysis considering the possibility of implementing changes on an individual basis may give rise to distorting conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6: (Continuation)

A 2% increase in the weighting of the chances of the pessimistic scenario occurrence and an equivalent reduction in the weighting of the chances of the optimistic scenario occurrence would absorb the remaining surplus. As at December 31, 2012, there are no depreciation balances recognized as reversible.

(b)  Current and deferred Income tax / Minimum presumed income tax

A great level of judgment is required to determine the income tax provision since the Company management has to regularly assess the positions stated in the tax returns as regards those situations where the applicable tax regulations are subject to interpretation and, if necessary, establish provisions according to the estimated amount that the Company will have to pay to the tax authorities. When the final tax result of these items differs from the amounts initially acknowledged, those differences will have an effect on the income tax and on the deferred tax provisions in the fiscal year when such determination is made.

A significant degree of judgment is required to determine the income tax provision. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact on current and deferred income tax assets and liabilities in the period in which such determination is made.

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable income and tax planning strategies.

(c)   Allowance for legal actions

The Company is subject to several lawsuits, complaints and other legal proceedings, including customers’ claims, where a third party seeks the payment of damages, reimbursement for losses or compensation. The Company’s potential liability as regards these claims, lawsuits and other legal proceedings cannot be estimated for sure. The Company management, with the assistance of its legal counselors (lawyers) regularly reviews the status of each important proceeding and assesses its potential financial exposure. If the loss derived from a lawsuit or legal proceeding is deemed probable and the amount can be reasonably estimated, the Company establishes an allowance.

The allowances for contingent losses reflect a reasonable estimation that losses will be incurred, based on information available to the Management at the consolidated financial statements date, and taking into account our litigation and resolution/settlement strategies. These estimates are prepared mainly with the help of legal counsel. However, if the Company management estimates are incorrect, current allowances might be inadequate and derive in a charge to profits that could have an adverse effect on the balance sheet, comprehensive income statement, statements of changes in shareholders' equity and cash flows.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6: (Continuation)

(d)  Allowance for uncollectible receivables

The Company is exposed to losses for uncollectible receivables. The Company management estimates the final collectability of the accounts receivable.

The allowance for uncollectible receivables corresponding to the accounts receivable of the energy distribution segment is evaluated based on the basis of the historical series of collections for services billed through the end of each year and collections subsequent thereto. Additionally, Management records an allowance based on an individual analysis of the recoverability of receivable accounts in litigation and of those customers included in the Framework Agreement.

In order to estimate collections related to the energy generation segment we mainly consider the ability of CAMMESA to meet its payment obligations to generators, and the resolutions issued by ES, which allow the Company to collect its credits with CAMMESA through different mechanisms. Additionally, Management analyzes the allowance for uncollectible receivables of the remaining accounts receivables of the segment based on an individual analysis of recoverability of receivables of the WEM debtors.

Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each period.

(e)   Benefit plans

The liability recognized by the Company is the best estimate of the present value of the cash flows representing the benefit plan obligation at the closing date of the year. Cash flows are discounted using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. Such estimate is based on actuarial calculations made by independent professionals in accordance with the projected unit credit method.

(f)    ENRE Penalties and Discounts- PUREE

Edenor consider its accounting policy for the recognition of ENRE Penalties and Discounts critical because it depends on the penalizables events which are valued on the basis of management best estimate, at the date of these financial statements, of the expenditure required to settle the present obligation. The balances corresponding to ENRE Penalties and Discounts are adjusted in accordance with the regulatory framework applicable thereto.

The balances corresponding to the PUREE are the best estimate, at the date of these consolidated financial statements, of the expenditure required to settle the present obligation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6: (Continuation)

(g)  Allocation of the purchase price in business combinations

To record business combinations, the Company uses the purchase method, which requires the registration of the identifiable acquired assets and taken on liabilities at their respective fair value at the acquisition date. The determination of fair value of identifiable acquired assets and assumed liabilities means that the Management is to make estimates and use valuation techniques, including independent appraisers, when the market price is not readily available. The excess of acquisition cost over fair value of identifiable net assets acquired is allocated to goodwill.

The valuation assumptions underlying each of these valuation methods are based on available updated information, including discount rates, estimated cash flows, market risk rates and other data.

The excess acquisition cost over the fair value of identifiable net assets acquired is allocated to goodwill. If the fair value of identifiable net assets acquired is higher than its acquisition cost, the Company management must reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase, to ensure that the measurements appropriately reflect consideration of all available information as of the acquisition date.  Once the Company ensures that the measurements are correct, it shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer.

The purchase price allocation is subject to change during the twelve-month period subsequent to the acquisition date, with the adjustments reflected retrospectively. There are currently no balances related to the recording of the purchase which are subject to change. We consider that our accounting policies for the valuation of acquisitions is critical since judgments made to determine the estimated fair value and the expected useful lives assigned to each type of assets and liabilities acquired may have an impact on the value of the asset or liability, including the impact of deferred taxes, the applicable amortization periods and, finally, the net income (loss). Therefore, the use of other valuation methods, as well as other underlying assumptions, may have an impact on the assessment of our financial situation and operating results.

(h)  Status of ongoing business

The subsidiary Edenor and the co-controlled company Citelec have prepared their consolidated financial statements in accordance with the accounting principles applicable to a going concern, assuming that both companues will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications, if there were any, that might be necessary to make if the situation described in Note 45 is not resolved.

(i)    Assets available for sale and liabilities associated

When the Company is committed to a sales plan which implies the loss of control over a subsidiary, it will classify all the assets and liabilities of that subsidiary as held for sale, when the following criteria are fulfilled (irrespective of the fact that the entity retains after the sale a non-controlling interest in its former subsidiary):

-          Its book value will be recovered mainly through a sales transaction, instead of through its continued use;

-          It should be available, in its present conditions, for its immediate sale, subject exclusively to the ordinary terms and conditions for the sale of that subsidiary;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6: (Continuation)

-          Its sale should be highly probable, so the Company management should have a sales plan and should have initiated a program to find a buyer and complete such plan. Besides, the sale of the subsidiary should be actively negotiated at a reasonable price, in terms of its current reasonable value. Likewise, the sale must comply with all the conditions to be recognized as a sale completed within the following year after the classification date (except that the delay is caused by circumstances or events beyond the control of the entity, and there is enough evidence to believe that the entity remains committed to sell the subsidiary) and the activities necessary to complete the plan must indicate that the plan is unlikely to suffer significant changes or be canceled.

The assets and liabilities related to the subsidiaries that are intended to be disposed of by sale by the Company and which comply with all the conditions precedent have been reclassified into a single line item within current assets and current liabilities, respectively. Moreover, these assets and liabilities have been valued at the lower of their book value or their fair value less their cost to sell, and a loss should be recognized in case the former value is higher than the latter.

The valuation at fair value less cost to sale implies assumptions that are basically based on current available information (such as certain offers received and market conditions).

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. We consider our accounting policy for the recognition of estimated revenue critical because it depends on the amount of electricity effectively delivered to customers which is valued on the basis of applicable tariffs. Unbilled revenue is classified as current trade receivables.

NOTE 7: SEGMENT INFORMATION

Management has determined the operating segments based on the reports reviewed by the Executive Director and used in making strategic decisions.

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by of the direct and indirect equity interest in  CTLL, HINISA, HIDISA, CTG, CPB, Powerco, ENDISA, EGSSA and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by of the indirect equity interest in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, conformed by of the indirect equity interest in EASA, Edenor, and its directly controlled subsidiaries EMDERSA and AESEBA, and the subsidiaries of the latter. As of December 31, 2011, and pursuant to the divestment mentioned in Note 44, the Company has deconsolidated the assets comprised in EMDERSA, classified as held for sale.

Holding and others, conformed by of financial investment operations, holding activities, oil and gas exploitation, and other businesses.

The Company manages its segments to the net income (loss) level of reporting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuation)

Consolidated statement of operation information at December 31, 2012	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	3,609,642,368	255,513,913	3,843,870,643	106,504,029	-	7,815,530,953
Intersegment sales	16,183,410	8,920,413	-	81,899,561	(93,442,172)	13,561,212
Cost of sales	(3,186,600,964)	(281,431,207)	(3,744,319,896)	(67,675,153)	16,614,422	(7,263,412,798)
Gross profit (loss)	439,224,814	(16,996,881)	99,550,747	120,728,437	(76,827,750)	565,679,367

Selling expenses	(57,222,941)	-	(431,296,009)	(2,948,446)	-	(491,467,396)
Administrative expenses	(155,591,611)	(64,698,487)	(307,261,047)	(129,077,891)	76,827,750	(579,801,286)
Other operating income	138,244,262	4,560,522	34,803,717	24,440,117	-	202,048,618
Other operating expenses	(20,045,354)	(13,188)	(120,689,396)	(8,919,077)	-	(149,667,015)
Share profit of joint ventures	-	-	2,891	-	-	2,891
Share profit of associates	-	-	-	2,294,951	-	2,294,951
Impairment of properties, plant and equipment	(108,283,569)	-	-	-	-	(108,283,569)
Operating profit (loss)	236,325,601	(77,148,034)	(724,889,097)	6,518,091	-	(559,193,439)

Finance income	75,612,715	80,230,220	86,397,581	4,811,860	(11,866,677)	235,185,699
Finance cost	(221,305,735)	(50,109,549)	(345,023,800)	(43,587,227)	11,866,677	(648,159,634)
Other finance results	(149,243,596)	(34,515,393)	(215,973,173)	162,438,189	-	(237,293,973)
(Loss) Profit before income tax	(58,611,015)	(81,542,756)	(1,199,488,489)	130,180,913	-	(1,209,461,347)

Income tax	1,093,264	27,075,403	105,490,052	(4,650,278)	-	129,008,441
(Loss) Profit for the year from continuing operations	(57,517,751)	(54,467,353)	(1,093,998,437)	125,530,635	-	(1,080,452,906)

Discontinued operations	-	(2,272,302)	(22,367,342)	-	-	(24,639,644)
Adjustment non-controlling interest in joint ventures	-	25,522,767	-	-	-	25,522,767
Total comprehensive profit (loss) of the period	(57,517,751)	(31,216,888)	(1,116,365,779)	125,530,635	-	(1,079,569,783)

Total (loss) profit attributable to:
Owners of the parent	(74,750,870)	(31,216,888)	(669,257,131)	125,530,635	-	(649,694,254)
Non - controlling interest	17,233,119	-	(447,108,648)	-	-	(429,875,529)

Depreciation and amortization (2)	123,178,952	38,296,344	240,091,261	46,421,542	-	447,988,099

Additional consolidated information as of December 31, 2012
Assets	3,362,077,795	851,266,469	6,762,476,788	1,387,430,604	(332,909,916)	12,030,341,740
Liabilities	2,122,713,974	571,389,759	6,640,806,209	570,001,566	(332,909,916)	9,572,001,592

(1) Includes financial results generated by financial debt issued by EASA for Ps. 110.3 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuation)

Consolidated statement of operation information at December 31, 2011	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	2,844,408,656	257,641,836	2,921,309,926	52,198,234	-	6,075,558,652
Intersegment sales	9,189,844	488,730	-	3,393,292	(11,568,735)	1,503,131
Cost of sales	(2,535,945,747)	(237,770,380)	(2,548,840,982)	(40,672,144)	3,408,177	(5,359,821,076)
Gross profit (loss)	317,652,753	20,360,186	372,468,944	14,919,382	(8,160,558)	717,240,707

Selling expenses	(18,946,945)	-	(311,036,543)	(974,886)	17,266	(330,941,108)
Administrative expenses	(140,238,082)	(51,312,737)	(235,110,663)	(43,779,693)	7,620,000	(462,821,175)
Other operating income	12,429,389	469,888	27,002,352	98,547,507	-	138,449,136
Other operating expenses	(19,359,589)	(496,818)	(48,112,966)	(13,615,197)	-	(81,584,570)
Loss of joint ventures	-	-	4,219	-	-	4,219
Share profit of associates	-	-	-	19,779,284	-	19,779,284
Profit of acquisition of subsidiaries	-	-	506,954,693	(1,018,319)	-	505,936,374
Impairment of properties, plant and equipment	-	-	(557,668,671)	-	-	(557,668,671)
Impairment of intangible assets	-	-	(90,056,095)	-	-	(90,056,095)
Operating profit (loss)	151,537,526	(30,979,481)	(335,554,730)	73,858,078	(523,292)	(141,661,899)

Finance income	51,775,759	58,165,953	55,954,260	1,213,439	(14,093,162)	153,016,249
Finance cost	(218,452,117)	(44,366,888)	(269,640,985)	(26,302,374)	14,616,454	(544,145,910)
Other finance results	(14,251,813)	(13,791,927)	(120,259,672)	(11,756,739)	-	(160,060,151)
Profit (Loss) before income tax	(29,390,645)	(30,972,343)	(669,501,127)	37,012,404	-	(692,851,711)

Income tax	11,228,259	10,570,771	(44,615,900)	(4,017,351)	-	(26,834,221)
Profit (Loss) for the year from continuing operations	(18,162,386)	(20,401,572)	(714,117,027)	32,995,053	-	(719,685,932)

Discontinued operations	-	(13,015,128)	(105,974,775)	-	-	(118,989,903)
Adjustment non-controlling interest in joint ventures	-	18,744,833	-	-	-	18,744,833
Total comprehensive profit (loss) of the period	(18,162,386)	(14,671,867)	(820,091,802)	32,995,053	-	(819,931,002)

Total profit (loss) attributable to:
Owners of the parent	(51,401,659)	(14,671,867)	(708,316,864)	32,995,053	-	(741,395,337)
Non - controlling interest	33,239,273	-	(111,774,938)	-	-	(78,535,665)

Depreciation and amortization (2)	130,430,648	48,595,865	241,660,313	24,693,696	-	445,380,522

Additional consolidated information as of December 31, 2011
Assets	3,590,669,831	951,672,858	7,171,242,379	1,581,606,386	(477,834,106)	12,817,357,348
Liabilities	2,431,105,440	509,532,386	5,840,896,056	485,959,151	(477,834,106)	8,789,658,927

(1) Includes financial results generated by financial debt issued by EASA for Ps. 76.3 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuation)

Accounting criteria used by the subsidiaries for the measuring of results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the stake in such companies constitutes an interest in a joint business, it is not consolidated and it is valued according to the equity method of accounting in the Consolidated Comprehensive Income and Financial Statement Situation.

In this sense, the reconciliation between the segment information and the Consolidated Comprehensive Income Statement is presented below:

Consolidated statement of operation information at December 31, 2012	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	7,815,530,953	(255,513,915)	7,560,017,038
Intersegment sales	13,561,212	(8,920,416)	4,640,796
Cost of sales	(7,263,412,798)	281,431,213	(6,981,981,585)
Gross profit	565,679,367	16,996,882	582,676,249

Selling expenses	(491,467,396)	-	(491,467,396)
Administrative expenses	(579,801,286)	64,662,922	(515,138,364)
Other operating income	202,048,618	(4,560,518)	197,488,100
Other operating expenses	(149,667,015)	-	(149,667,015)
Share (loss) profit of Joint Ventures	2,891	(31,023,197)	(31,020,306)
Share profit of associates	2,294,951	-	2,294,951
Impairment of properties, plant and equipment	(108,283,569)	-	(108,283,569)
Operating profit	(559,193,439)	46,076,089	(513,117,350)

Finance income	235,185,699	(80,230,223)	154,955,476
Finance cost	(648,159,634)	50,099,084	(598,060,550)
Other finance results	(237,293,973)	34,515,957	(202,778,016)
Finance results, net	(650,267,908)	4,384,818	(645,883,090)
(Loss) Profit before income tax	(1,209,461,347)	50,460,907	(1,159,000,440)

Income tax	129,008,441	(27,210,442)	101,797,999
(Loss) Profit before income tax	(1,080,452,906)	23,250,465	(1,057,202,441)

Discontinued operations	(24,639,644)	2,272,302	(22,367,342)
Adjustment non-controlling interest in Joint Ventures	25,522,767	(25,522,767)	-
Total comprehensive profit of the year	(1,079,569,783)	-	(1,079,569,783)

Depreciation and amortization	447,988,099	(38,296,343)	409,691,756

Additional consolidated information as of December 31, 2012	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	12,030,341,740	(699,473,658)	11,330,868,082
Liabilities	9,572,001,592	(571,373,108)	9,000,628,484

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuation)

Consolidated statement of operation information at December 31, 2011	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	6,075,558,652	(255,955,065)	5,819,603,587
Intersegment sales	1,503,131	(1,503,131)	-
Cost of sales	(5,359,821,076)	237,098,010	(5,122,723,066)
Gross profit	717,240,707	(20,360,186)	696,880,521

Selling expenses	(330,941,108)	-	(330,941,108)
Administrative expenses	(462,821,175)	51,245,111	(411,576,064)
Other operating income	138,449,136	(467,831)	137,981,305
Other operating expenses	(81,584,570)	483,458	(81,101,112)
Share profit of associates	19,779,284	-	19,779,284
Share (loss) profit of Joint Ventures	4,219	(14,609,709)	(14,605,490)
Profit of acquisition of subsidiaries	505,936,374	-	505,936,374
Impairment of intangible assets	(557,668,671)	-	(557,668,671)
Profit of acquisition of subsidiaries	(90,056,095)	-	(90,056,095)
Operating profit	(141,661,899)	16,290,843	(125,371,056)

Finance cost	153,016,249	(58,165,953)	94,850,296
Other finance results	(544,145,910)	44,358,929	(499,786,981)
Profit (Loss) before income tax	(160,060,151)	13,792,345	(146,267,806)
Finance results, net	(551,189,812)	(14,679)	(551,204,491)
(Loss) Profit before income tax	(692,851,711)	16,276,164	(676,575,547)

Profit (Loss) for the year from continuing operations	(26,834,221)	(10,546,459)	(37,380,680)
(Loss) Profit before income tax	(719,685,932)	5,729,705	(713,956,227)

Adjustment non-controlling interest in joint arrangements	(118,989,903)	13,015,128	(105,974,775)
Adjustment non-controlling interest in Joint Ventures	18,744,833	(18,744,833)	-
Total comprehensive profit of the year	(819,931,002)	-	(819,931,002)

Depreciation and amortization	445,380,522	(48,578,614)	396,801,908

Additional consolidated information as of December 31, 2011	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	12,817,357,348	(728,874,172)	12,088,483,176
Liabilities	8,789,658,927	(468,510,311)	8,321,148,616

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8: PROPERTIES, PLANT AND EQUIPMENT

	Original Values
Type of good	At the beginning of the year	Increases	Decreases	Impairment value	Transfers	At the end of the year

Land	27,168,193	-	-	(9,501,305)	-	17,666,888
Properties	331,533,268	188,415	(341,792)	(29,995,108)	17,026,490	318,411,273
High, medium and low voltage lines	1,856,459,606	-	(2,247,777)	-	236,605,815	2,090,817,644
Substations	833,690,613	-	-	-	103,340,140	937,030,753
Transforming chamber and platforms	461,793,039	-	(88,041)	-	79,254,680	540,959,678
Meters	422,271,716	-	(24,629)	-	163,906,122	586,153,209
Wells	77,653,651	3,699,120	-	-	-	81,352,771
Casks	-	-	-	-	34,630	34,630
Mineral property	38,887,680	250,351	-	-	-	39,138,031
Gas plant	745,973	654,116	-	-	-	1,400,089
Generation equipment and machinery	1,864,446,341	17,217,246	(10,836,492)	(108,099,212)	7,727,894	1,770,455,777
Vehicles	38,585,991	2,030,839	(2,502,499)	-	12,586,106	50,700,437
Furniture and fixtures and software equipment	85,624,204	5,598,091	(22,347,285)	-	71,343,436	140,218,446
Communication equipments	52,581,573	142,180	-	-	1,802,102	54,525,855
Materials and spare parts	57,017,178	34,994,382	(9,654,075)	-	25,955,718	108,313,203
Tools	20,613,455	699,426	(1,833)	-	3,909,104	25,220,152
Work in progress	786,654,376	590,940,581	(319,523)	-	(722,906,106)	654,369,328
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912
Advances to suppliers	23,887,460	11,314,087	(40,013)	-	(586,131)	34,575,403

Total 12.31.12	6,987,148,229	667,728,834	(48,403,959)	(147,595,625)	-	7,458,877,479

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8: (Continuation)

	Depreciation
Type of good	At the beginning	Decreases	Impairment value	For the year	At the end	Net book value at 31.12.12	Net book value at 31.12.11	Net book value at 01.01.11

Land	-	-	-	-	-	17,666,888	27,168,225	22,335,101
Properties	(46,766,214)	21,207	7,851,683	(12,597,192)	(51,490,516)	266,920,757	290,189,983	168,912,216
High, medium and low voltage lines	(393,571,105)	980,330	-	(89,062,212)	(481,652,987)	1,609,164,657	1,701,789,045	1,879,659,664
Substations	(135,902,159)	-	-	(42,888,044)	(178,790,203)	758,240,550	720,551,641	833,555,515
Transforming chamber and platforms	(84,746,442)	14,422	-	(22,098,024)	(106,830,044)	434,129,634	413,006,679	462,515,649
Meters	(122,575,612)	328	-	(33,044,621)	(155,619,905)	430,533,304	380,004,878	426,856,085
Wells	(12,040,820)	-	-	(27,251,399)	(39,292,219)	42,060,552	34,523,017	-
Casks	-	-	-	(4,049)	(4,049)	30,581	-	-
Mineral property	(3,524,044)	-	-	(5,792,956)	(9,317,000)	29,821,031	-	-
Gas plant	(18,329)	-	-	(140,459)	(158,788)	1,241,301	-	-
Generation equipment and machinery	(219,525,067)	5,122,242	31,460,373	(94,250,013)	(277,192,465)	1,493,263,312	1,580,780,781	588,715,249
Vehicles	(20,177,550)	2,120,599	-	(8,525,887)	(26,582,838)	24,117,599	18,408,456	13,999,288
Furniture and fixtures and software equipment	(66,452,793)	5,734,830	-	(5,509,591)	(66,227,554)	73,990,892	19,111,418	19,648,099
Communication equipments	(20,737,714)	-	-	(4,503,508)	(25,241,222)	29,284,633	34,160,345	37,074,362
Materials and spare parts	-	-	-	-	-	108,313,203	30,062,264	69,300,121
Tools	(10,706,141)	1,469	-	(1,984,896)	(12,689,568)	12,530,584	10,310,291	5,443,105
Work in progress	(966,978)	-	-	(137,244)	(1,104,222)	653,265,106	532,811,248	1,318,432,848
Work and compulsory work performed	(2,365,317)	-	-	(415,150)	(2,780,467)	4,753,445	30,420,524	5,583,742
Advances to suppliers	-	-	-	-	-	34,575,403	23,773,149	73,188,140

Total al 31.12.12	(1,140,076,285)	13,995,427	39,312,056	(348,205,245)	(1,434,974,047)	6,023,903,432	5,847,071,944	5,925,219,184

Borrowing costs capitalized in the book value of property, plant and equipment during the years ended December 31, 2012 and 2011 amounted to Ps. 25.4 and Ps. 16.13 million respectively.

Labor costs capitalized in the book value of property, plant and equipment during the years ended December 31, 2012 and 2011 amounted to Ps. 107.54 and Ps. 76.98 million respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: INTANGIBLE ASSETS

	Original Values
Type of good	At the beginning	Increases	Decreases	At the end

Concession contract	2,034,966,526	82,409,802	(11,534,619)	2,105,841,709
Goodwill	5,627,370	-	-	5,627,370
Rights over arbitration proceedings	108,754,000	-	-	108,754,000
Intangibles identificable in acquisitions of distribution's segment companies	40,864,320	-	(7,175,498)	33,688,822
Total as of 12.31.2012	2,190,212,216	82,409,802	(18,710,117)	2,253,911,901

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continuation)

	Depreciations
Type of good	At the beginning	Decreases	For the year	At the end	Net book value at 31.12.12	Net book value at 31.12.11	Net book value at 01.01.11

Concession contract	(391,599,492)	3,572,381	(45,021,049)	(433,048,160)	1,672,793,549	1,643,367,034	959,517,680
Goodwill	-	-	-	-	5,627,370	5,627,370	5,627,370
Rights over arbitration proceedings	-	-	-	-	108,754,000	108,754,000	-
Intangibles identificable in acquisitions of distribution's segment companies	(6,810,720)	1,913,466	(7,455,312)	(12,352,566)	21,336,256	34,053,600	12,595,796
Total as of 12.31.2012	(398,410,212)	5,485,847	(52,476,361)	(445,400,726)	1,808,511,175	1,791,802,004	977,740,846

The subsidiary EDEN is the holder of the concession for the provision of the public service of electric power distribution and sale in the northern area of the Province of Buenos Aires. As stipulated in the concession agreement, the concession authority controls the services to be provided and their prices, and maintains a significant interest in the infrastructure at the end of the concession period. Due to the fact that the concession agreement grants EDEN the right to charge users for the electricity distributed, the Company recognizes an intangible asset.

The resulting intangible asset is amortized on a straight-line basis throughout the estimated useful life of each of the underlying fixed assets that make up its value, without exceeding the term of the concession.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10: BIOLOGICAL ASSETS

Non current	12.31.2012	12.31.2011	01.01.2011

Grape-producing plantations	1,976,109	1,935,511	-
	1,976,109	1,935,511	-

Current

Grape growing crop	497,255	99,003	-
	497,255	99,003	-

NOTE 11: INVESTMENTS IN SUBSIDIARIES

a)    Subsidiaries information

The following table shows the subsidiaries under the direct or indirect control of the Company. Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			12.31.2012		12.31.2011	01.01.2011
	Country	Main activity	% Participation		% Participation	% Participation
BLL	Argentina	Operating	100.00%		100.00%	100.00%
CTG	Argentina	Operating	92.56%		92.56%	92.56%
EPCA	Argentina	Investment	100.00%		100.00%	100.00%
EGSSAH	Argentina	Investment	78.57%		-	-
DESA	Argentina	Investment	-	(1)	-	100.00%
IEASA	Argentina	Investment	100.00%	(1)	100.00%	100.00%
INDISA	Argentina	Investment	91.60%		91.60%	91.60%
IISA	Argentina	Investment	-	(2)	100.00%	100.00%
INNISA	Argentina	Investment	90.27%		90.27%	90.27%
IPB	Argentina	Investment	100.00%		100.00%	100.00%
CTLL	Argentina	Operating	100.00%		100.00%	100.00%
PG	Argentina	Operating	-	(2)	100.00%	100.00%
PISA	Uruguay	Investment	100.00%		100.00%	100.00%
PP	Argentina	Investment	100.00%		100.00%	100.00%
PP II	Argentina	Investment	100.00%		100.00%	100.00%
PEPASA	Argentina	Operating	100.00%		100.00%	100.00%
Powerco	Argentina	Investment	100.00%	(2)	100.00%	100.00%
PRESA (3)	Argentina	Operating	100.00%		100.00%	100.00%
Transelec	Argentina	Investment	100.00%		100.00%	100.00%

(1) On March, 28, 2011, Dolphin Energía S.A. (“DESA”) has merged with IEASA, being the latter the continuing company.

(2) On June 13, 2012, the Company recorded the merger with Pampa Generación and Inversora Ingentis and the spin-off of Powerco’s investing and accounting activities by incorporating the assets and liabilities of the acquired companies and activities.

(3) PRESA’s principal is made up of ordinary shares, each carrying the right to five votes.

The non-controlling interests in the subsidiaries are not significant for the Company, except for Edenor, as mentioned in reference b) below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11: (Continuation)

b)    Summarised financial information for each subsidiary that has significant non-controlling interest

Edenor

i. Summary statement of financial position

	12.31.2012	12.31.2011	01.01.2011
Non current assets	5,309,090,689	4,884,732,000	3,776,772,000
Current assets	1,268,949,992	835,783,000	1,150,512,000
Assets classified as held for sale	223,398,072	1,278,731,000	-
Total assets	6,801,438,753	6,999,246,000	4,927,284,000

Non current liabilities	4,100,507,419	3,332,350,000	2,397,458,000
Current liabilities	2,054,377,105	1,289,852,000	786,499,000
Liabilities associated to assets classified as held for sale	157,266,683	529,858,000	-
Total liabilities	6,312,151,207	5,152,060,000	3,183,957,000

Non-controlling interest	71,107,004	415,801,000	-

Total Equity	489,287,546	1,847,184,676	1,743,327,000

ii. Summary statement of total comprehensive income
IEASA Consolidado	12.31.2012	12.31.2011
Sales	3,842,870,918	2,893,191,353
Cost of sales	(3,749,906,887)	(1,412,832,000)
Operating (loss) profit	(713,290,026)	258,890,000
Finance results, net	(377,537,960)	(257,769,000)
Loss for the year from continuing operations	(991,048,667)	(151,850,000)
Discontinued operations	(22,367,342)	(139,531,000)
Total comprehensive (loss) profit of the year	(713,290,026)	258,890,000
Other comprehensive profit (loss)	3,055,972	(12,340,000)
Total comprehensive loss of the year	(991,048,667)	(991,048,667)

iii. Summary statement of cash flows
IEASA Consolidado	12.31.2012	12.31.2011
Net cash generated by operating activities	635,114,539	658,950,000
Net cash used in investing activities	(565,462,427)	(794,033,000)
Net cash (used in) generated by financing activities	(165,829,700)	16,304,000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12: INVESTMENTS IN JOINT VENTURES

	12.31.2012	12.31.2011
At the beginning of the year	222,219,616	239,223,212
Capital increase	1,183,565	-
Participation in loss	(31,020,306)	(14,605,490)
Participation in other comprehensive income	(67,114)	(2,398,106)
Al the end of the year	192,315,761	222,219,616

The Company’s joint businesses which are deemed meaningful in the Board of Directors’ opinion are as follows. The capital stock of joint businesses is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the joint business operates.

Company	Country	% Participation	Nature of the related
Citelec	Argentina	50%	(1)

(1)       The Company has a co-controlling interest in Citelec, Transener’s controlling company, which operates and maintains the high-voltage electricity transmission network in Argentina (which encompasses about 11,656 km of own lines, as well as 6,158 km of Transba’s high-voltage lines in the Province of Buenos Aires). Transba and Transener transport 95% of the electricity in Argentina.

i.      Summary consolidated statements of financial position

	12.31.2012	12.31.2011	01.01.2011
Non current assets	1,257,728,042	1,301,364,864	1,339,164,023
Current assets	396,114,394	331,889,969	278,767,307
Total assets	1,653,842,436	1,633,254,833	1,617,931,330

Non current liabilities	845,160,362	855,754,777	749,555,269
Current liabilities	297,585,850	162,092,626	198,415,432
Total liabilities	1,142,746,212	1,017,847,403	947,970,701

ii.    Summary statement of total comprehensive loss

	12.31.2012	12.31.2011
Sales	385,570,750	516,261,137
Operating loss	(147,494,407)	(77,681,957)
Finance results, net	(8,769,637)	9,334,985
Comprehensive loss of the year	(106,387,767)	(13,643,798)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12: (Continuation)

iii.  Summary statements of cash flows

	12.31.2012	12.31.2011
Net cash (used in) generated by operating activities	(103,440,261)	82,418,873
Net cash generated by (used in) investing activities	44,768,352	(113,125,312)
Net cash generated by financing activities	54,307,756	60,466,848

The following chart includes a reconciliation of the proportional equity value corresponding to the main joint ventures and the book value of the Company’s interest in them:

	12.31.2012	12.31.2011
Equity method	127,869,686	154,421,448
Adjustments (1)	64,446,075	67,798,168
Total investments in joint ventures	192,315,761	222,219,616

(1) Includes adjustments for repurchase of financial debt and depreciation of property, plant and equipment.

NOTE 13: INVESTMENTS IN ASSOCIATES

	12.31.2012	12.31.2011
At the beginning of the year	130,251,204	-
Increases	-	110,471,920
Participation in profit	2,294,951	19,779,284
Al the end of the year	132,546,155	130,251,204

The Company holds an interest in only one associated company which, in the Board of Directors’ opinion, is not meaningful. The capital stock of the associated company is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the associate operates.

Company	Country	% Participation	Nature of the related
CIESA	Argentina	10%	(1)

(1)       Through EPCA, the Company holds an interest in CIESA, a company which owns 51% of the capital stock of TGS. TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications through its controlled company Telcosur S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 13: (Continuation)

i. Summary consolidated statements of financial position

	12.31.2012	12.31.2011	01.01.2011
Non current assets	4,132,264,000	4,414,890,000	4,177,810,000
Current assets	1,470,434,000	1,445,651,000	1,491,775,000
Total assets	5,602,698,000	5,860,541,000	5,669,585,000

Non current liabilities	2,276,373,000	2,026,123,000	1,833,508,000
Current liabilities	813,874,000	2,027,052,000	1,879,922,000
Total liabilities	3,090,247,000	4,053,175,000	3,713,430,000
	2,512,451,000	1,807,366,000	1,956,155,000

ii. Summary statements of total comprehensive income

CIESA	12.31.2012	12.31.2011
Sales	2,574,968,000	1,853,875,000
Operating gain	704,654,000	551,636,000
Finance results, net	431,342,000	(331,381,000)
Comprehensive profit of the year	572,147,000	197,793,000

iii. Summary statements of cash flows

CIESA	12.31.2012	12.31.2011
Net cash generated by operating activities	531,446,000	424,339,000
Net cash generated by (used in) investing activities	379,949,000	(817,063,000)
Net cash used in financing activities	(558,630,000)	(366,201,000)

The following chart includes a reconciliation of the proportional equity value corresponding to the main associated companies and the book value of the Company’s interest in them:

	12.31.2012	12.31.2011
Equity method	116,362,890	55,005,050
Adjustments (1)	16,183,265	75,246,154
Total investments in associates	132,546,155	130,251,204

(1) Includes IFRS adjustments mainly considered in the purchase, the greater value of investments in associated companies and other consolidation adjustments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14: Financial assets at fair value through profit and loss

Non current	Note	12.31.2012	12.31.2011	01.01.2011

Shares in other companies - Related parties	41	58,608,616	-	-
Trusts - Related parties	41	241,829,350	-	-
Corporate securities - Related Parties	41	-	548,227,612	-
Shares in other companies		77,513	77,513	66,680
Government securities		3,283,471	5,463,287	-
		303,798,950	553,768,412	66,680

Current

Government securities		80,851,443	43,499,783	4,100,820
Corporate securities		26,365,059	20,201,784	472,498,605
Shares in other companies		6,188,205	8,997,291	25,550,749
Trusts		-	-	18,621,566
		113,404,707	72,698,858	520,771,740

NOTE 15: INVESTMENTS at AMORTIZED COST

Current	12.31.2012	12.31.2011	01.01.2011

Bank accounts in guarantee	-	-	69,143,552
	-	-	69,143,552

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16: Trade and Other receivables

Non Current	Note	12.31.2012	12.31.2011	01.01.2011

Receivables from energy distribution		45,687,536	45,724,515	45,531,000
Res. No. 406/03 and FONINVEMEM consolidated receivables	2	337,458,681	219,942,963	225,801,114
Present value discount of assets at amortized cost		(116,231,524)	(29,488,641)	(33,914,740)
Other		2,042,435	2,614,363	101,315
Allowance for doubtful accounts		-	(1,736,107)	-
Trade receivables, net		268,957,128	237,057,093	237,518,689

Tax credits:
- Value added tax		25,303,802	25,083,198	18,248,054
- Tax on gross sales		12,360,267	7,416,942	7,328,560
- Income tax		126,498,358	99,974,078	65,164,672
- Other tax credits		15,613,251	5,757,954	10,890,112
Borrowings		30,256,335	-	-
Notes receivable		6,671,076	-	-
Advances to suppliers		-	-	3,653,335
Prepaid expenses		1,260,000	1,140,000	1,199,000
Other		1,467,469	18,392,971	11,388,125
Allowance for other receivables		(66,423,670)	(52,630,565)	(43,258,215)
Other receivables, net		153,006,888	105,134,578	74,613,643

Total Non Current		421,964,016	342,191,671	312,132,332

Current

Receivables from energy distribution		928,316,575	576,241,772	435,771,000
Receivables from Argentine Wholesale Electric Market		115,512,113	82,786,094	78,113,330
CAMMESA		231,643,654	337,279,970	150,653,416
Res. No. 406/03 and FONINVEMEM consolidated receivables	2	72,904,322	116,960,473	74,807,298
Discount for fair value		(1,321,292)	(1,852,161)	(1,055,091)
Receivables from oil and liquid sales		4,588,628	14,888,880	-
Debtors in litigation		20,670,270	16,645,777	15,619,719
Related parties	41	1,014,243	1,590,262	1,348,965
Other		12,261,529	5,049,506	9,805,181
Allowance for doubtful accounts		(66,610,421)	(59,873,200)	(32,027,303)
Trade receivables, net		1,318,979,621	1,089,717,373	733,036,515

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16: (Continuation)

	Note	12.31.2012	12.31.2011	01.01.2011
Tax credits:
- Value added tax		47,720,578	92,666,216	165,527,822
- Tax on gross sales		2,991,057	4,828,187	1,154,827
- Income tax		1,220,247	17,446,620	8,317,301
- withholding of social security contributions		3,619,672	1,526,823	2,326,985
- Other tax credits		605,446	688,974	4,698,717
Advances to suppliers		72,624,141	87,818,486	55,425,491
Advances to employees		4,094,995	4,938,372	6,392,717
Related parties	41	7,124,166	39,947	-
Prepaid expenses		25,824,330	26,316,154	14,751,221
Other debtors from energy distribution		27,521,000	20,405,039	23,321,000
Granted loans		6,045,342	2,846,376	-
Deposits in guarantee		2,769,617	3,559,185	1,082,573
Deposits in litigation		4,215,761	5,859,000	-
Deposits in guarantee on financial derivative instruments		145,918	14,466,723	20,146,671
Receivables from the sale of financial instruments		14,348,862	-	-
Other		24,806,449	27,883,108	25,819,047
Allowance for other receivables		(23,113,833)	(27,448,761)	(13,573,211)
Other receivables, net		222,563,748	283,840,449	315,391,161

Total Current		1,541,543,369	1,373,557,822	1,048,427,676

Book value of current trade and other receivables is similar to their fair value due to their short-term maturity.

Trade receivables and other long-term loans are measured at their present value using a market rate. The resulting amount does not differ materially from its fair value.

At December 31, 2012 and 2011 and at January 1, 2011, trade receivables that were past due amounted to Ps. 323.6 million, Ps. 200.3 million and Ps. 133.4 million, respectively, which were due and net for an allowance for doubtful accounts of Ps. 66.6 million, Ps. 61.6 million and $ 32 million respectively. These balances relate to independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

		12.31.2012	12.31.2011	01.01.2011
Less than three months		217,412,599	87,549,621	78,789,398
Three to six months		24,146,591	102,989,344	27,245,503
Up to six months		82,035,944	9,798,868	27,376,669
		323,595,134	200,337,833	133,411,570

The evolution of the allowance for the impairment of receivables is as follow:

		12.31.2012	12.31.2011	01.01.2011
At the beginning of the year		61,609,307	32,027,303	27,024,524
Allowance for impairment		16,242,362	11,407,595	16,728,424
Increases for business combinations		-	21,469,759	-
Decreases		(9,745,166)	(3,295,350)	(11,725,645)
Reversal of unused amounts		(1,496,082)	-	-
At the end of the year		66,610,421	61,609,307	32,027,303

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16: (Continuation)

The evolution of the allowance for the impairment of other receivables is as follow:

	12.31.2012	12.31.2011	01.01.2011
At the beginning of the year	80,079,326	56,831,426	38,814,482
Allowance for impairment	39,760,499	30,250,763	18,022,013
Increases for business combinations	-	838,000	-
Decreases	-	(7,551,630)	(5,069)
Reversal of unused amounts	(30,302,322)	(289,233)	-
At the end of the year	89,537,503	80,079,326	56,831,426

The carrying amount of the Company’s trade and other receivables is denominated in the following currencies:

	12.31.2012	12.31.2011	01.01.2011
Argentine pesos	1,904,016,220	1,646,737,157	1,292,471,070
U.S. dollars	57,977,063	57,207,492	57,841,437
Euros	1,514,102	11,802,022	10,245,203
Uruguayan pesos	-	2,822	2,298
	1,963,507,385	1,715,749,493	1,360,560,008

NOTE 17: INVENTORIES

Non current	12.31.2012	12.31.2011	01.01.2011

Other	-	-	638,632
	-	-	638,632

Current

Materials and spare parts	97,105,675	57,756,015	24,708,213
Other	6,224,678	2,665,684	4,864,775
	103,330,353	60,421,699	29,572,988

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18: ASSETS UNDER CONSTRUCTION

The most relevant works conducted by EDEN during the irregular period beginning on February 28, 2011 and ending December 31, 2011 and for the year 2012 —which were financed through funds supplied by PUREE, funds resulting from penalties imposed by OCEBA and own funds— are detailed below.

	Works with
	Equity	PUREE funds	OCBA funds	FREBA funds	Total
Balance at January 1, 2011	-	-	-	-	-
Increases for business combinations	30,499,000	10,056,000	2,063,000	-	42,618,000
Increases	29,967,000	4,985,000	2,283,000	-	37,235,000
Transfers	(24,281,000)	(10,045,000)	(23,000)	-	(34,349,000)
Balance at December 31, 2011	36,185,000	4,996,000	4,323,000	-	45,504,000
Increases	53,243,000	10,711,000	1,726,000	50,234,000	115,914,000
Transfers	(26,747,306)	(2,008,000)	(1,977,000)	(46,220,000)	(76,952,306)
Balance at December 31, 2012	62,680,694	13,699,000	4,072,000	4,014,000	84,465,694

NOTE 19: FINANCIAL INSTRUMENTS

Financial Instruments by category

As of December 31, 2012	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	1,690,194,911	-	1,690,194,911	273,312,474	1,963,507,385
Financial assets at fair value through profit and loss
Goverment securities	-	84,134,914	84,134,914	-	84,134,914
Corporate securities	-	26,365,059	26,365,059	-	26,365,059
Trusts	-	241,829,350	241,829,350	-	241,829,350
Shares	-	64,874,334	64,874,334	-	64,874,334
Cash and cash equivalents	91,576,710	188,305,161	279,881,871	-	279,881,871
Total	1,781,771,621	605,508,818	2,387,280,439	273,312,474	2,660,592,913

Liabilities
Trade and other liabilities	3,917,834,702	-	3,917,834,702	1,288,203	3,919,122,905
Borrowings	3,009,399,997	-	3,009,399,997	-	3,009,399,997
Total	6,927,234,699	-	6,927,234,699	1,288,203	6,928,522,902

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19: (Continuation)

As of December 31, 2011	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	1,396,612,917	-	1,396,612,917	319,136,576	1,715,749,493
Financial assets at fair value through profit and loss	-	-	-	-	-
Goverment securities	-	48,963,070	48,963,070	-	48,963,070
Corporate securities	-	568,429,396	568,429,396	-	568,429,396
Shares	-	9,074,804	9,074,804	-	9,074,804
Derivatives financial instruments	-	1,315,707	1,315,707	-	1,315,707
Cash and cash equivalents	144,441,308	200,677,437	345,118,745	-	345,118,745
Total	1,541,054,225	828,460,414	2,369,514,639	319,136,576	2,688,651,215

Liabilities
Trade and other liabilities	1,215,109,425	-	1,215,109,425	1,436,740,314	2,651,849,739
Borrowings	3,381,451,954	-	3,381,451,954	-	3,381,451,954
Total	4,596,561,379	-	4,596,561,379	1,436,740,314	6,033,301,693

As of January 1, 2011	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities	Non financial assets/liabilities	Total
Assets
Trade receivables and other receivables	1,035,680,506	-	1,035,680,506	324,879,502	1,360,560,008
Financial assets at fair value through profit and loss
Goverment securities	-	4,100,820	4,100,820	-	4,100,820
Corporate securities	-	472,498,605	472,498,605	-	472,498,605
Shares	-	25,617,429	25,617,429	-	25,617,429
Trusts	-	18,621,566	18,621,566	-	18,621,566
Derivatives financial instruments	-	5,911,977	5,911,977	-	5,911,977
Cash and cash equivalents	174,733,756	250,727,576	425,461,332	-	425,461,332
Total	1,210,414,262	777,477,973	1,987,892,235	324,879,502	2,312,771,737

Liabilities
Trade and other liabilities	676,624,324	-	676,624,324	1,023,265,588	1,699,889,912
Borrowings	2,402,259,486	-	2,402,259,486	-	2,402,259,486
Derivatives financial instruments	-	7,253,000	7,253,000	-	7,253,000
Total	3,078,883,810	7,253,000	3,086,136,810	1,023,265,588	4,109,402,398

The categories of financial instruments have been determined according to IFRS 9. The financial liabilities at amortized cost also include the financial leases where the Company acts as lessee and should be measured according to the provisions of IAS 17.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19: (Continuation)

The revenue, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2012	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities at amortized cost	Non Financial assets/ liabilities at amortized cost	Total
Interest income	122,748,974	32,206,502	154,955,476	-	154,955,476
Interest expense	(468,887,985)	-	(468,887,985)	(31,295,250)	(500,183,235)
Foreign exchange, net	(397,374,380)	47,931,507	(349,442,873)	3,590,550	(345,852,323)
Results from financial instruments at fair value	-	191,938,160	191,938,160	-	191,938,160
Other financial results	(147,245,095)	-	(147,245,095)	503,927	(146,741,168)
Total	(890,758,486)	272,076,169	(618,682,317)	(27,200,773)	(645,883,090)

As of December 31, 2011	Financial assets/liabilities at amortized cost	Financial assets/liabilities at fair value with changes in profit and losss	Subtotal financial assets/liabilities at amortized cost	Non Financial assets/ liabilities at amortized cost	Total
Interest income	72,504,296	22,346,000	94,850,296	-	94,850,296
Interest expense	(406,953,970)	-	(406,953,970)	(3,768,953)	(410,722,923)
Foreign exchange, net	(208,292,971)	25,057,103	(183,235,868)	1,224,762	(182,011,106)
Results from financial instruments at fair value	-	30,637,693	30,637,693	-	30,637,693
Other financial results	(80,450,087)	-	(80,450,087)	(3,508,364)	(83,958,451)
Total	(623,192,732)	78,040,796	(545,151,936)	(6,052,555)	(551,204,491)

NOTE 20: CASH AND CASH EQUIVALENTS

	12.31.2012	12.31.2011	01.01.2011

Cash	1,821,923	1,499,097	1,152,039
Banks	88,729,161	131,668,010	140,361,770
Securities deposit	1,025,626	11,274,201	33,219,947
Time deposits	14,115,826	49,359,889	102,678,949
Mutual funds	174,189,335	151,317,548	148,048,627
	279,881,871	345,118,745	425,461,332

NOTE 21: SHARE CAPITAL

At December 31, 2012, 2011 and January 1, 2011 the Company had 1,314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

Publicly traded shares

The Company’s shares are listed for trading on Buenos Aires Stock Exchange, forming part of the Merval Index.

Also, on August 5, 2009, the SEC authorized the Company for the registration of ADSs representing 25 common shares each. On October 9, 2009, the Company started to market its ADSs on the NYSE.

The listing of the ADSs with the NYSE is part of the Company’s strategic plan to increase its liquidity and the volume of its shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22: PAYMENTS BASED ON SHARES

In concordance to with the resolution of the Ordinary and Extraordinary Shareholders Meeting held on April 8, 2009 and the report of the Company’s Audit Committee, on April 16, 2009 the Company and some of its Executives entered into an amendment to the original Opportunities Assignment Agreement (signed on September 27, 2006) which extended the term of the Agreement by five years until September 27, 2014. Therefore, on that date the Company signed with each of the relevant executives a third agreement amending certain terms of the Contracts, including the date of acquisition of the right to exercise the Warrants and their exercise price, which was set at US$ 0.27 per warrant. According to the terms agreed in such amendment, one-fifth of each Warrant may be exercised annually as from September 28, 2010 and until September 28, 2014, and will remain in effect for fifteen years as from the date of issuance.

Additionally, on August 3, 2009, the Company received a communication from the Executives by which they stated that with the purpose of emphasizing even more their commitment with the Company’s sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees) and to receive Company shares of common stock underlying such options before September 28, 2013. Consequently, none of the Executives will exercise options accrued and received through September 28, 2012, before September 28, 2013.

For the original agreement and subsequent amendments, the Company issued Warrants granting the right to subscribe a total 381,548,560 at different exercise prices. The fair value of these Warrants has been measured according to the Black-Scholes valuation model. The main variables considered in such model are the following:  27% volatility, based on the historical volatility of the Company; 3% dividends; and 4.63% risk-free U.S. dollars interest rate.

During the fiscal year ended December 31, 2012, the Company recognized Ps. 8,945,352 as Warrants cost. As of December 31, 2011 the shareholders’ equity reserve amounts to Ps. 250.4 million.

The movements in the number of Warrants and their respective average exercise prices are detailed below:

	12.31.2012		12.31.2011
	Stock Options	Average price of the year	Stock Options	Average price of the year
At the beginning	381,548,564	0.27	381,548,564	0.27
Granted	-	-	-	-
Excercised	-	-	-	-
At the end	381,548,564	0.27	381,548,564	0.27

The Warrants have the following maturity dates and exercise prices:

		Stock Options
Expiration	Price of the year (U$S)	12.31.2012	12.31.2011	01.01.2011
26.04.2024	0.27	111,500,000	111,500,000	111,500,000
26.04.2024	0.27	150,000,000	150,000,000	150,000,000
26.04.2024	0.27	120,048,564	120,048,564	120,048,564

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23: profit distributions

a)    Dividends

In accordance with Law No. 25,063, passed in December 1998, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. The balance of accumulated accounting profits at December 31, 1997, less dividends paid plus tax profits calculated as from January 1, 1998 are considered accumulated tax profits for the purposes of this tax.

b)    Dividends in advance

To preserve the Company’s equity and mainly guard over the equitable treatment among shareholders, the Company has decided to implement a mechanism considered to be effective and efficient consisting in anticipating dividends which will compensate personal assets tax required to pay over tax authorities in its capacity of substitute taxpayer for such tax.

Therefore, on December 3, 2010, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,111,204, which is equivalent to 0.0137% to the face value of each outstanding share and which was ratified in the Shareholders’ Meeting held on April 14, 2011. Additionally, the dividend payment was realized on March 28, 2011, date on which the value obtained by the equity method was known and based on which personal assets tax should be paid.

This dividend was subsequently ratified by the Ordinary Shareholders’ Meeting held on April 14,2011.

As at December 31, 2011, the Company’s Board of Directors has not been able to implement this mechanism regarding the tax applicable as at that date, since the Company has no accumulated income sufficient to approve the anticipated dividends' amount. The Company is currently evaluating alternative mechanisms to recover the corresponding proportional amount from the shareholders covered by the tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 24: TRADE AND OTHER PAYABLES

Non Current	Note	12.31.2012	12.31.2011	01.01.2011

Suppliers		83,815,019	79,183,844	1,855,000
Customer contributions		95,722,750	33,338,000	-
Customer guarantees		57,784,582	53,476,536	47,630,714
Customer advances		-	-	2,581,340
Accounts payable		237,322,351	165,998,380	52,067,054

Programme of rational use of energy		1,277,760,644	867,088,453	529,097,000
Fines and bonuses		617,010,872	506,598,275	455,421,000
Guarantees executed		98,297,986	28,908,813	-
Other		772,068	292,725	-
Other liabilities		1,993,841,570	1,402,888,266	984,518,000

Total Non Current		2,231,163,921	1,568,886,646	1,036,585,054

Current

Suppliers		675,248,738	914,853,123	562,126,817
CAMMESA		698,608,610	-	24,694,558
Customer contributions		121,522,868	45,954,000	33,965,000
Fees and royalties		7,010,556	5,625,370	3,317,761
Customer advances		1,288,203	1,487,565	3,699,534
Customer guarantees		1,096,740	956,229	699,735
Related parties	41	128,369	49,274	85,440
Accounts payable		1,504,904,084	968,925,561	628,588,845

Programme of rational use of energy		74,693,099	61,566,021	-
Fines and bonuses		45,031,170	35,636,000	-
Dividends payable		7,508,591	1,210,680	26,357,604
Advances for acqusition of subsidiaries		7,377,000	6,455,000	-
Advances on works to be executed		34,081,188	-	-
Other		14,363,852	9,169,831	8,358,409
Other liabilities		183,054,900	114,037,532	34,716,013

Total Current		1,687,958,984	1,082,963,093	663,304,858

The book value of the trade receivables and other current receivables approximates to its fair value due to their short-term maturity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: BORROWINGS

Non current	Note	12.31.2012	12.31.2011	01.01.2011

Financial loans		121,444,859	469,222,243	72,815,560
Corporate bonds		2,097,038,169	1,915,350,299	1,694,680,123
Related parties	41	-	103,078,352	-
		2,218,483,028	2,487,650,894	1,767,495,683

Current

Bank overdrafts		160,755,144	269,218,701	124,938,171
Short-term notes		101,100,014	179,298,346	149,272,446
Financial loans		97,205,856	248,919,868	284,841,966
Corporate bonds		293,807,931	83,174,808	75,596,087
Related parties	41	138,048,024	113,189,337	115,133
		790,916,969	893,801,060	634,763,803

The maturities of the Company’s borrowings and its exposure to interest rates are as follow:

Fixed rate	12.31.2012	12.31.2011	01.01.2011

Less than one year	400,907,228	558,852,994	249,032,216
One to two years	218,956,620	132,894,853	15,772,378
Two to three years	517,625,374	220,569,659	86,037,177
Three to four years	38,318,361	508,029,304	148,855,961
Four to five years	16,403,588	20,063,379	382,627,180
Up to five years	1,345,276,241	1,192,477,760	1,012,868,149
	2,537,487,412	2,632,887,949	1,895,193,061

Floating rates

Less than one year	390,009,741	334,948,066	385,731,586
One to two years	62,677,335	160,758,999	67,834,178
Two to three years	19,225,509	126,428,470	18,545,178
Three to four years	-	126,428,470	6,879,178
Up to five years	-	-	28,076,305
	471,912,585	748,564,005	507,066,425

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

The fair value of borrowings amounts:

Non current	12.31.2012	12.31.2011	01.01.2011

Financial loans	121,444,859	469,222,243	72,815,560
Corporate bonds	1,763,271,780	1,835,604,026	1,822,272,071
Related parties	-	103,078,352	-
	1,884,716,639	2,407,904,621	1,895,087,631
Current

Bank overdrafts	160,755,144	269,218,701	124,938,171
Short-term notes	101,100,014	179,298,346	149,272,446
Financial loans	97,205,856	248,919,868	284,841,966
Corporate bonds	267,989,495	78,111,152	78,063,486
Related parties	138,048,024	113,189,337	115,133
	765,098,533	888,737,404	637,231,202
	2,649,815,172	3,296,642,025	2,532,318,833

The Company’s borrowings are denominated in the following currencies:

	12.31.2012	12.31.2011	01.01.2011

Argentine pesos	499,520,301	792,875,916	814,962,661
U.S. dollars	2,509,879,696	2,588,576,039	1,587,296,826
	3,009,399,997	3,381,451,954	2,402,259,486

During the years ended December 31, 2012 and 2011, the Company and its subsidiaries and joint ventures acquired its own corporate bonds or corporate bonds of various subsidiaries at their respective market value for a total face value of US$ 24.3 million and US$ 64 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 21.5 million and Ps. 6.7 million in the year ended December 21, 2012 and 2011, respectively, disclosed under the line “Result of repurchase of financial debt” within other financial results.

Below are described the main characteristics of the indebtedness of the Group:

i.      Transener

In October 2006 Transener started a process for refinancing its outstanding financial debt, offering to the bondholders the repurchase of Class 6 and Class 8 Corporate Bonds at par value in cash, and to fully redeem Class 7 and Class 9 Corporate Bonds issued at a discount, obtaining the approval of approximately 76% of them.

To finance the purchase offer and the redemption of the mentioned bonds, Class 1 Corporate Bonds for US$ 220 million were issued. These new securities with a final maturity on December 15, 2016 bear interest at an annual rate of 8.875% and shall be repaid in four equal installments on December 15, 2013, 2014, 2015 and 2016.

Class 1 Corporate Bonds have been authorized for public offering in Argentina in accordance with the provisions or Resolution No. 15,523 dated November 30, 2006 of the CNV.

The settlement of the purchase offer in cash of the Class 6 and Class 8 Corporate Bonds at Par, the full redemption of the Class 7 and Class 9 Corporate Bonds at a discount, and the issuance of the new Class 1 Corporate Bonds took place on December 20, 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

Under the refinancing terms, Transener and its restricted subsidiaries are subject to complying with a series of restrictions, several of which have been cancelled as a result of the implementation of the previously described Class 1 Corporate Bonds Refinancing

Refinancing of Class 1 Corporate Bonds

Since the beginning of the year 2011 suitable conditions were observed in the international capital market and due to the partial amortization of Class 1 Corporate Bonds as from the year 2013, Transener has decided to refinance these securities, mainly aiming to extend its debt terms. This process, which was initiated in April 2011, comprised a cash purchase offer and an exchange offer for Class 1 Corporate Bonds. As of the closing of these offers, consensus for approximately 65% of all offered securities had been obtained. This result includes Transener and Transba’s portfolio securities for US$ 29.1 million.

Furthermore, as part of such refinancing, Transener called for Extraordinary Meetings of Class 1 Corporate Bonds Holders for the discussion of an amendment to the First Addendum to the Program’s Trust Agreement aiming to substantially eliminate all restrictive covenants and breach events contained in the terms and conditions of Class 1 Corporate Bonds. On July 29 and August 10, 2011, such meetings approved the amendment pursuant to the terms proposed by Transener.

In order to finance the stated securities’ purchase and exchange offer, Class 2 Corporate Bonds amounting to US$ 53.1 million were issued on August 2, 2011, and US$ 47.4 million were issued on August 11, 2011. Consequently, the total value of Class 2 Corporate Bonds amounted to US$ 100.5 million. The new securities will be totally amortized on August 15, 2021, and will bear interest at an annual rate of 9.75%.

The new Corporate Bonds Class 2 have been authorized for its price in the Stock exchange of Trade of Buenos Aires and in the Stock exchange of Luxembourg and for his negotiation on the Opened Market Electronic S.A.

Pursuant to the refinancing terms, Transener and its restricted subsidiaries are subject to several restrictions, the following ones being the most important: (i) to incur or secure additional indebtedness; (ii) to pay dividends or conduct other distributions regarding, or redeem or repurchase, the Company's capital stock or subordinated indebtedness; (iii) to make other restricted payments, including investments; (iv) to create liens and conduct sale & leaseback transactions; (v) to sell or otherwise dispose of assets, including the subsidiaries’ capital stock; (vi) to enter into agreements restricting the subsidiaries’ dividends; (vii) to conduct transactions with affiliates; and (ix) to conduct merger or consolidation transactions. At December 31, 2012 there have been no breaches with such restrictions.

During the month of December, 2012, Transener acquired its own Class 2 corporate bonds at their respective market value for a total face value of US$ 2 million. The remaining Class 2 corporate bonds outstanding as of December 31, 2012 totaled US$ 98.5 million. As of December 31, 2012, Transener holds all the repurchased bons in its portfolio.

Corporate Bonds Programme

On November 5, 2009, Transener´s Shareholders’ Meeting resolved to create a global programme for the issuance of registered, nonconvertible, simple Corporate Bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or equivalent amount in other currencies. The programme was authorized by CNV on December 17, 2009. Up to the issue of these consolidated financial statements, Transener  has not issued any class and / or series of corporate bonds under this programme.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

Edenor y subsidiaria

Edenor´s Corporate Bonds Programme

On October 25, 2010, Edenor issued corporate bonds for a nominal value of US$ 140 million. Furthermore, as a result of the exchange offer, Edenor cancelled corporate bonds for a nominal value of US$ 123.9 million as follows:

-       exchanged Class 7 corporate bonds for a nominal value of US$ 90.3 million for Class 9 Corporate Bonds for a equivalent nominal value plus a cash payment amounting to US$ 9.5 million, including interests accrued and unpaid, and;

-       acquired Class 7 corporate bonds for a nominal value of US$ 33.6 million, paying in cash US$ 35.8 million, including interests accrued and unpaid.

New Class 9 Corporate Bonds amounting to US$ 230.3 million, with an amortization of principal in a single payment in 2022, have been issued at par and accrue interest at a fixed rate of 9.75%, payable on a semester basis on October 25 and April 25 each year, the first payment of interest taking place on April 25, 2011. Edenor requested that the corporate bonds should be listed on the Buenos Aires Stock Exchange, its admission to the trading system in Mercado Abierto Electrónico S.A., its listing on the Luxembourg Stock Exchange and its admission to the MTF Euro Market.

On April 26, 2011, Edenor have issued corporate bonds for a face value of US$ 69.7 million, thus completing the original amount of the series of up to US$ 300 million.

Edenor used the received founds from the placement of the Corporate Bonds to refinance part of its short term outstanding indebtedness, to afford a capital investment plan and/ or to the payment of working capital.

Edenor’s bank loans

In August 2011, Edenor took out a financial loan from Banco Ciudad for a nominal value of Ps. 5.8 million accruing interest at an annual rate of 14.8% and falling due on February 6, 2012. Interest is paid on a monthly basis as from August 31, 2011. At the closing of these consolidated financial statements, Edenor entered into an addendum with Banco Ciudad whereby the maturity date for this loan was extended until February 2014.

Additionally, in March and July 2011, Edenor took out loans from Banco Provincia de Buenos Aires for a total amount of Ps. 22 million accruing interest at an annual rate of 14% and falling due in March 2012, May 2012 and July 2014. Interest is paid on a monthly basis.

EDEN’s bank loans

On February 10, 2012, EDEN entered into a loan agreement denominated in pesos for a term of 2 years with Banco Nación Argentina for an amount of Ps. 60 million accruing compensatory interest at the Badlar rate plus 400 bp with monthly repayments of principal and interest. This amount was destined to the cancellation of the financial loan granted by Edenor.

On June 22, 2012, EDEN entered into an overdraft agreement with Banco Santander Rio, whereby the bank provided the company financial assistance for a maximum amount of Ps 35 million, which instrumented through three current account overdraft requests, two of them in the amount of Ps. 5 million and maturing on July 23 and August 21, 2012 respectively, and the third one for Ps. 25 million will fall due on February 27, 2013. Funds from the current request are bearing average annual interest at 18.3% fixed nominal rate. Funds will be mainly allocated to the refinancing of working capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

EDEN’s VCPs Programme

On April 13, 2012 at EDEN’s Shareholders’ Meeting, the creation of a global short-term debt securities program for up to Ps. 200 million was approved.

On June 26, 2012, the National Securities Commission communicated the filing of this request. As at the issuance hereof, the Program is still pending to approval.

ii.    CTG

Exchange of corporate bonds

On july 25, 2007, CTG finished the restructuring process for its outstanding Series “A” and “B” 2% Corporate Bonds maturing in 2013; having obtained an 88.7% acceptance rate on the total debt under restructuring (“2013 Bonds”).

Said restructuring consisted of the previous debt securities swap for a combination of cash payments and the issuance of new simple Corporate Bonds for a nominal value of US$ 22 million at a 10.5% rate, which will be payable on March 11 and September 11 of each year and maturing in September 2017 (“2017 Bonds”).

In June and July 2009, CTG purchased under successive transactions at market prices its 207 Bonds for a total of US$ 18.2 million (nominal value).

During the year ended December 31, 2011, CTG repurchased under successive transactions and at market prices its 2013 and 2017 Bonds for a nominal value of US$ 1.3 million and US$ 0.8 million respectively.

The remaining 2013 and 2017 Bonds outstanding as of December 31, 2012 total a nominal value of US$ 4.8 million and US$ 3.1 million, respectively.

As of December 31, 2012, CTG holds all the repurchased 2013 and 2017 Bonds in its portfolio.

Corporate Bonds Programme

Under the Simple Corporate Bons Programme (not convertible into shares) for up to US$ 50 million (or the equivalent amount in other currencies) dated February 24, 2012, on March 6, 2012 CTG issued Class 1 and 2 corporate bonds for a nominal value of Ps. 47 million and Ps. 51.7 million at the Private Badlar rate plus 290 and 340 basic points finally maturing on March 6, 2013 and September 6, 2013, respectively. Interest will be payable on a quarterly basis. Funds resulting from the issuance of these corporate bonds have been used to cancel financing taken by CTG in 2010 from Banco Hipotecario S.A. and Standard Bank S.A., as well as for the partial cancellation of bank overdrafts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

VCPs Global Programme

On July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CTG approved the creation of a Global Programme of VCPs up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which CTG may issue corporate bonds in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate. Such Meeting delegated to CTG’s Board of Directors the power to establish certain conditions of the programme and the opportunity of issuance and other terms and conditions of each class and/or series of corporate bonds to be issued under the programme. On January 17, 2012, CTG’s Board of Directors approved the terms and conditions of the VCPs programme as detailed in its prospectus draft, which was introduced by the CNV on March 12, 2012. At the date of issuance of these consolidated financial statements no negotiable obligations had been issued under this Program.

Bank loans

On June 25, 2010, Banco Hipotecario S.A. and Standard Bank Argentina S.A granted to CTG a two-tranche financing for an aggregate amount of Ps. 100 million, one for Ps. 50 million accruing interest at a floating rate equal to the private Badlar rate plus a nominal spread of 3% per annum, and another one for Ps. 50 million accruing interest at a fixed nominal rate equivalent to 17% per annum. Interest are payable quarterly as from the granting date and the principal amount is be amortized in three consecutive quarterly installments, due on March 23, May 9 and June 25 of 2012.

On September 23, 2011, the Banks and CTG executed an amendment to the granted financing, the most outstanding provisions of which were as follows: (i) the fixed interest rate corresponding to one of the tranches increased to 18.5%; and (ii) the principal maturity dates were extended to March 26, May 9 and June 25, 2012.

Later, on March 6, 2012, CTG issued Class 1 y Class 2 corporate bonds for a total amount of Ps. 98.7 million, Ps. 66.7 million of which were destined to the early cancellation of the financing granted by the Banks. The balance was refinanced as current account overdrafts maturing in March 2013.

On October 3, 2011, Banco COMAFI granted CTG a US$ 2.2 million loan payable on April 9, 2012 and subject to a 4.1% fixed annual nominal rate. At December 31, 2012, such loans has been paid in full.

iii.  CPB

VCPs Global Programme

On June 18, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CPB approved the creation of a global programme for the issuance of VCP in the form of simple Corporate Bonds non-convertible into shares, denominated in pesos, US dollars or any other currency with or without guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million, with an amortization term of up to 365 days, or at a longer term that applicable rules may contemplate (the “Programme”). Such Meeting delegated to CPB’s Board of Directors the power to establish certain conditions of the Programme and the opportunity to issue and other terms and conditions of each class and/or series of Corporate Bonds to be issued under the Programme.

Additionally, on February 26, 2009, the General Ordinary and Extraordinary Shareholders’ Meeting of CPB approved an amendment to the Programme in order to give CPB the alternative of issuing VCPs. under the form of serial promissory notes, giving more flexibility for the placement of VCP among institutional investors in the corporate debt market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

On December 13, 2011, at CPB’s Ordinary and Extraordinary General Meeting of Shareholders, the extension of outstanding short-term debt securities to be issued under the Program up to a maximum amount of Ps. 300 million was approved. As at the issuance hereof, the extension is pending approval by the CNV.

Resources derived through the issuance of these VCPs were destined to investments in physical assets, the payment or working capital and/ or the refinancing of liabilities.

During the years 2011 to 2009, CPB issued seven VCP series under this program, for a total amount of Ps. 367.4 million. Series 6 and 7 issued for a total nominal value of Ps. 125.7 million were in force as of December 31, 2011. As of December 31, 2012 CPB had cancelled all the VCPs issued under the programme.

Bank loans

On February 4, 2011, Banco de la Nación Argentina granted CPB a loan amounting to Ps. 60 million, which accrues interest at the BADLAR rate plus a 4.5% margin. Interest is be payable on a monthly basis, and the principal was repaid in 18 monthly, equal and consecutive installments, with a six-month grace period. At the date of issuance of these consolidated financial statements it has been paid in full.

On August 29, 2011, CPB received from Banco Provincia a loan amounting to Ps. 10 million, which accrues interest at a 15% nominal annual fixed rate. Interest will be paid on a monthly basis and principal was repaid as a lump sum in August, 2012.

CAMMESA Financing

On March 21, 2011, the Company entered into a loan agreement with CAMMESA to finance a construction project that will increase the power output of steam turbine units of CPB, for a total amount of Ps. 56.8 million, in accordance to ES Resolution No. 146/02 and Notes 6157/10 and 7375/10. The collected amounts will be returned in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by the OED-CAMMESA from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, which is estimated for the month of June, 2011. Installments will be paid by WEM pursuant to the provisions of such notes, and distribution among demanding agents will be made based on the applicable criteria to be timely informed by the ES.

As from the works’ conclusion of each unit, CPB guarantee a minimum 80% availability for each unit during a three-year period. In order to guarantee the due performance of the obligations taken on by CPB under this contract, CPB assigns and transfers to CAMMESA 100% of its current and future receivables, both accrued and to be accrued, excluding those receivables already assigned to CTLL as of December 31, 2010.

As of May 2011, CPB finished the undertaken works and, as from July, units were made subject to the minimum availability control set forth by the loan agreement executed with CAMMESA. In case of breach of its availability obligation by CPB, the agreement provides for the application of a penalty, the maximum amount of which is set at 25% of the value of the received financing’s principal installment. As of the issuance hereof, CPB has honored all undertaken commitments.

Payments of principal installments set forth by the hereinbefore mentioned loan agreement started to be recorded as from July 2011.

On January 27, 2012, CPB executed an addendum to the loan agreement entered into with CAMMESA which modifies the financing amount, which current amounts to Ps. 69.6 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

iv.   CTLL

Corporate Bonds Programme

On September 8, 2008, CTLL issued simple corporate bonds for a face value of US$ 178 million at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95%.

The capital will be amortized in five semiannual consecutive payments, the first of which will be sixty months as from the issuance and settlement date. The first four amortization payments will be for an amount equivalent to 12.5% of capital, while the fifth and last amortization payment and full settlement will be made upon maturity for an amount equivalent to 50% of the issued capital.

The Corporate Bonds are guaranteed by a lien on the shares of CTLL and credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or complaint damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interest portion until the provisional reception date of the expansion works. Additionally, the corporate bonds issued are secured by the Company as direct and main obligor.

On October 2, 2012, pursuant to the instruction received from the Audit Agent regarding the meeting of all conditions provided for in the Project’s Conclusion Date definition contained in the prospectus for the issuance of simple corporate bonds at a 11.25% interest rate and maturing in 2015 for a maximum amount of US$ 200 million with a personal guaranty issued by the Company and a special guaranty issued by CTLL on August 25, 2008, and without this implying an admission of facts or rights regarding other contracts entered into between CTLL and third parties, the Security Agent informed CTLL of the discharge of the Personal Guaranty granted by the Company, the Pledge on CTLL’s shares and the Fiduciary Assignment of the Assigned Rights (this latter, with the exception of the receivables from CAMMESA and those resulting from the Electricity Sales Contracts) and, therefore, all complementary acts inherent in such discharge were performed.

Repurchase of corporate bonds maturing in 2015

On July 13, 2012, the Board of Directors resolved to apply the amounts received from the insurance companies (La Meridional Cía. Argentina de Seguros S.A., Allianz Argentina Cía. de Seguros S.A. and Liberty Seguros Argentina S.A.) amounting to US$ 30.5 million in compensation for the accident mentioned in Note 32, to the reduction of CTLL’s debt by making a Repurchase Offer for its simple outstanding corporate bonds maturing in 2015 at a 11.25% rate for a face value of up to US$ 25 million in cash at a price of Ps. 470 for each US$ 100 of their face value, aiming to reacquire a more conservative financing structure in line with what the previsions before the accident. Accrued and unpaid interest will be added to the principal amount until the settlement date (although excluding that date).

As of July 20, 2012, the Repurchase Offer expiration date, CTLL received acceptances to the Repurchase Offer by holders for a number of corporate bonds with a face value of US$ 24.3 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

Creation of a new corporate bond programme

On December 28, 2009, the Ordinary Shareholders’ Meeting resolved to approve the creation of a corporate bond program not convertible into shares for a face value of up to US$ 50 million, or equivalent amount in other currencies. The program has been authorized for its public offer by the CNV on July 8, 2010.

On November 17, 2011 at the CTLL’s Ordinary General Meeting of Shareholders, the extension of the maximum amount of outstanding corporate bonds to be issued under the program up to US$ 350 million was approved. Up to the issue of these consolidated financial statements, CTLL has not issued corporate bonds under this programme.

Bank loans

On January 15, 2010, Banco de la Nación Argentina S.A. granted financing to CTLL for a total amount of Ps. 60 million, which accrues interest at the Baibor rate plus at 4.75% nominal annual rate. Interest is payable on a monthly basis as from the granting date and principal is repayable in twenty monthly consecutive installments, the first of them maturing 11 months as from the loan granting date.

On June 14, 2012, Banco de la Nación Argentina S.A. granted financing to CTLL for a total amount of Ps 45 million, which bears interest at Badlar rate plus a 4% nominal annual rate. Interest are payable on a monthly basis and principal is repayable in twenty-seven monthly consecutive installments, the first of them maturing 4 months as from the loan granting date.

The Company has granted collateral on all obligations taken on by CTLL until their total and actual cancellation as a joint and several obligor, granting a surety bond to Banco de la Nación Argentina S.A. which will place it as a security agent, joint and several obligor and main debtor of this loan.

v.     PISA

Financing Agreements

Regarding the acquisitions of CIESA corporate bonds, realized on January, 27, 2011 mentioned in Note 42, PISA signed a Credit Agreement with Citibank N.A. and Standard Bank PLC, which allowed it to obtain financing for a total amount of US$ 60 million. On March 4, 2011, PISA received additional financing from such entities for US$ 30 million.

On August 11, 2011, Pampa Inversiones executed an agreement with Citibank N.A. and Standard Bank PLC. for the financing extension,  which accrues interest at a LIBOR rate plus 7%, with semiannual principal payments as of February 11, 2013 and due in August 11, 2015.

This financing is secured by the Company for an amount of up to US$ 90 million. Additionally, the Company is under a duty to meet certain covenants, which to date have been met.

With the funds received from the cancellation of CIESA’s debt mentioned in Note 47, PISA paid off US$ 70 million from the US$ 90 million loan timely granted by Citibank N.A. and Standard Bank. for the acquisition of this debt, and it renegotiated a new loan with Standard Bank for an amount of US$ 20 million at the Libor rate plus a 7% spread and semi-annual amortizations as from February 2013, was early cancelled US$ 8 millones and refinanced the following installments from August 2014. This financing is secured by the Company for an amount of up to US$ 12 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

On December 1, 2011, PISA agreed with Deutsche Bank on an assignment of securities with a repurchase commitment for an amount of US$ 2.6 million at a LIBOR rate plus a 5% spread payable on a quarterly basis and maturing on March 1, 2012.

vi.   PEPASA

VCPs Global Programme

On July 27, 2011, at PEPASA’s Extraordinary General Meeting of Shareholders the creation of a global short-term debt securities program was approved for a maximum amount of Ps. 200 million or its equivalent in other currencies, pursuant to which Petrolera Pampa may issue short-term Corporate Bonds (simple, non-convertible into shares), promissory notes or short-term securities with common, special and/ or floating security and/ or any other guarantee (including, although not limited to, third-party guarantees), whether subordinated or not.

Additionally, on October 6, 2011, PEPASA perfected the issuance of its Class 1 VCPs for an amount of Ps. 46.7 million, which accrues interest at a BADLAR rate plus a 3.5% spread. Principal will be repaid in a lump sum 360 calendar days after the issuance date

On May 11, 2012, PEPASA perfected the issuance of Class 2 VCPs for an amount of Ps. 32.6 million, which bear interest at BADLAR rate plus a 2.75% spread. Principal will be repaid in a lump sum 12 calendar months after the issuance date, and interest be payable on a quarterly basis. Resources derived from the issuance of these VCPs have been destined to the payment of working capital, the refinancing of liabilities and/or investments in physical assets.

On October 3, 2012, PEPASA perfected the issuance of its Class 3 and Class 4 VCPs for an amount of Ps. 34.4 million and US$ 6.5 million (at an initial 4.6915 exchange rate), respectively. Class 3 VCPs accrue interest at an annual nominal floating rate equivalent to the Private BADLAR rate applicable to the interest periods on each payment date plus a 4.25% spread.  Class 4 VCPs accrue interest at a 4.25% nominal annual fixed rate. For both classes, principal will be repaid in pesos in a lump sum 12 calendar months after the issuance date, and interest will be payable on a quarterly basis.

Resources derived from the issuance of these VCPs have been destined to the payment of working capital, the refinancing of liabilities and/or investments in physical assets.

Bank loans

On October 13, 2011 Standard Bank S.A. entered into a loan agreement with PEPASA for the amount of Ps. 20 million, which accrues interest at the BADCOR rate (corrected BADLAR rate) plus a 3.55% nominal annual spread. Interest will be payable on a monthly basis as from the granting date, and principal will be repaid in five quarterly consecutive installments, the first of them maturing 12 months as from the loan granting date. The loan is guaranteed by a bond granted by the Company, and funds will be allocated to the refinancing of liabilities.

On November 5, 2012, Citibank executed a loan agreement with PEPASA pursuant to the system set forth by Communications “A” 5319, 5325 and 5338 issued by the Central Bank of the Republic of Argentina for the amount of Ps. 10 million and accruing interest at a 15.01% nominal annual fixed rate. Interest will be payable on a monthly basis as from the granting date and principal will be repayable in three installments amounting to Ps. 3.3 million each, the first two of them maturing on November 5, 2013 and 2014 respectively, and the last one, amounting to Ps. 3.4 million, maturing on November 5, 2015. These funds have been allocated to investments in physical assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

vii. Pampa Energía

TGS Financing

On October 6, 2011, TGS granted the Company a loan amounting to US$ 26 million for an initial term of one year, automatically renewable at maturity for an additional year and accruing interest at an annual 6.8% rate.

On October 6, 2012, such loan was renewed for an amount of US$ 26 million plus the interest accrued during a one-year term under the originally agreed conditions, which do not differ from current market conditions for this type of operation.

Financing of the acquisition of participation in INNISA and INDISA

As of December 31, 2011, the Company had financing from Banco Galicia y Buenos Aires (“Banco Galicia”) for an amount of US$ 5.5 million at an annual interest rate of 4%. This loan was used to partially finance the acquisition of shares in INNISA and INDISA in October 2006.

On March 7, 2012, the Company has cancelled all its capital stock plus interest accrued from that financing as a result, the previously mentioned liens have been released.

 NOTE 26: DEFERRED REVENUES

Non current	12.31.2012	12.31.2011	01.01.2011

Related to IFRIC 12	230,061,265	157,338,000	-
Related to work in progress	34,366,000	17,458,000	-
	264,427,265	174,796,000	-

NOTE 27: SALARIES AND SOCIAL SECURITY PAYABLE

Non current	12.31.2012	12.31.2011	01.01.2011

Bonus for antiquity	15,477,689	18,064,625	12,432,000
Retirement anticipated	1,982,592	5,519,982	6,845,000
	17,460,281	23,584,607	19,277,000

Current

Salaries and social security contributions	176,016,129	119,505,051	73,896,110
Provision for vacations	139,137,518	123,679,883	79,930,588
Provision for gratifications	31,553,534	24,814,960	12,351,418
Provision for annual bonus for efficiency	97,442,201	51,681,093	28,846,980
Retirement anticipated	3,721,276	5,219,146	6,165,000
	447,870,658	324,900,133	201,190,096

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 28: DEFINED BENEFITS PLANS

The following are the benefits that the Company granted to certain employees under the existing collective union agreements:

a)      seniority bonus to be granted to personnel with certain number of years of service;

b)      a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement.

The amounts and conditions vary depending on the collective bargaining agreement and for staff not covered by the agreement.

The movement in the defined benefit obligation over the year is as follows:

	12.31.2012	12.31.2011
Liabilities at the beginning of the year	118,522,782	77,025,591
Cost for current services	6,331,579	4,197,181
Cost for interest	32,938,706	17,027,891
Actuarial losses	(4,641,964)	11,715,676
Benefit payments	(10,401,509)	(9,324,288)
Liabilities acquired in business combinations	-	17,880,731
Liabilities at the end of the year	142,749,594	118,522,782

The detail of the obligation for defined benefit plans by segment is as follows:

	12.31.2012	12.31.2011
Generation	30,345,694	23,693,782
Distribution	112,403,900	94,829,000
Total	142,749,594	118,522,782

As of December 31, 2012 and 2011, the company and its subsidiaries carried no assets related to pension plans or benefits later to the retirement.

The amounts recognized in the income statement are as follows:

	12.31.2012	12.31.2011
Cost for services	6,331,579	4,197,181
Cost for interest	32,938,706	17,027,891
Actuarial income (loss)	137,131	(1,329,592)
Actuarial (loss) income through other comprehensive (loss) income	(4,779,095)	13,045,268
Total cost	34,628,321	32,940,748

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 28: (Continuation)

The actuarial assumptions used were as follows:

	12.31.2012	12.31.2011
Discount rate	6%	6%
Salaries increase	2%	2%
Inflation	22%	29%

NOTE 29: INCOME TAX

The composition and evolution of deffered tax assets and liabilities is as of December 31, 2012 y 2011, respectively:

	12.31.2011	Profit (losss)	Other comprehensive income (loss)	12.31.2012
Tax los-carryforwards	204,695,333	(6,467,041)	-	198,228,292
Intangible assets	40,656,423	1,330,059	-	41,986,482
Trade and other receivables	40,674,609	8,770,536	-	49,445,145
Cash and cash equivalents	1,114,067	(268,609)	-	845,458
Trade and other payables	141,023,303	42,443,732	-	183,467,035
Salaries and social security payable	10,529,904	34,535,906	-	45,065,810
Salaries and social benefits	14,215,143	4,824,322	(1,672,683)	17,366,782
Infrastructure under construction	27,059,116	865,116	-	27,924,232
Provisions	26,770,341	4,340,422	-	31,110,763
Taxes payable	-	4,437,223	-	4,437,223
Other	-	59,195	-	59,195
Deferred tax asset	506,738,239	94,870,861	(1,672,683)	599,936,417

Property, plant and equipment	(756,466,726)	67,984,459	-	(688,482,267)
Intangible assets	(234,324,796)	(20,057,485)	-	(254,382,281)
Trade and other receivables	(79,006,467)	(8,048,320)	-	(87,054,787)
Cash and cash equivalents	(561)	(2,104)	-	(2,665)
Borrowings	(34,576,256)	6,595,654	-	(27,980,602)
Assets classified as held for sale	(103,352,000)	13,930,260	-	(89,421,740)
Other	(3,561,433)	2,514,053	-	(1,047,380)
Deferred tax liabilities	(1,211,288,239)	62,916,517	-	(1,148,371,722)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 29: (Continuation)

	01.01.2011	Profit (losss)	Other comprehensive income (loss)	12.31.2011
Tax los-carryforwards	157,271,334	47,423,999	-	204,695,333
Intangible assets	-	40,656,423	-	40,656,423
Trade and other receivables	1,934,007	38,740,602	-	40,674,609
Cash and cash equivalents	-	1,114,067	-	1,114,067
Trade and other payables	151,054,534	(10,031,231)	-	141,023,303
Salaries and social security payable	3,518,201	7,011,703	-	10,529,904
Salaries and social benefits	7,061,485	2,587,813	4,565,845	14,215,143
Infrastructure under construction	-	27,059,116	-	27,059,116
Provisions	25,866,000	904,341	-	26,770,341
Deferred tax asset	346,705,561	155,466,833	4,565,845	506,738,239

Property, plant and equipment	(771,811,718)	15,344,992	-	(756,466,726)
Intangible assets	(276,637,694)	42,312,898	-	(234,324,796)
Trade and other receivables	(57,617,917)	(21,388,550)	-	(79,006,467)
Cash and cash equivalents	(132,370)	131,809	-	(561)
Borrowings	(23,057,074)	(11,519,182)	-	(34,576,256)
Assets classified as held for sale	-	(103,352,000)	-	(103,352,000)
Other	(587,769)	(2,973,664)	-	(3,561,433)
Deferred tax liabilities	(1,129,844,542)	(81,443,697)		(1,211,288,239)

The breakdown of income tax charge is:

	12.31.2012	12.31.2011
Deferred tax	157,787,378	74,023,136
Tax on assets accounted	(12,180,476)	(8,244,683)
Current tax	(43,808,903)	(103,159,133)
Income tax	101,797,999	(37,380,680)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 29: (Continuation)

As follow is reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	12.31.2012	12.31.2011
Loss before taxes and non controlling interest	(1,154,221,345)	(689,620,815)
Current tax rate	35%	35%
Result at the tax rate	403,977,471	241,367,285

Share (loss) profit of Joint Ventures and associates	(10,053,874)	1,810,828
Reserve for directors’ options	(3,130,873)	(3,130,873)
Excess of fair value of net assets acquired over cost	-	26,536,431
Inpairment of investments	-	(126,835,144)
Non-taxable income / Non-deductible loss	73,091,076	40,684,653
Other	(14,689,696)	2,392,924
Subtotal	449,194,104	182,826,104

Expiration of tax loss-carryforwards	(1,600,376)	(10,203,098)
Tax on asset credit	(12,180,476)	(8,244,684)
Difference in the estimate of previous fiscal year income tax and the income return	(17,955,669)	-
Net deferred tax assets not recognized	(317,332,267)	(197,193,157)
Total income tax expense	100,125,316	(32,814,835)

As of December 31, 2012, consolidated accumulated tax losses amount to Ps. 2,136.5 million, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years based on the following breakdown:

		Amount to 35%
Fiscal year generation	Fiscal year prescription	12.31.2012	12.31.2011

2007	2012	-	23,248,560
2008	2013	15,788,190	62,474,921
2009	2014	57,099,641	53,325,120
2010	2015	108,654,975	124,766,114
2011	2016	187,131,182	232,714,035
2012	2017	379,087,489	-
		747,761,477	496,528,750
Unrecognized deferred assets		(549,533,185)	(291,833,417)
Tax loss-carryforwards		198,228,292	204,695,333

Due to the uncertainty on whether future tax income may or may not absorb all deferred tax assets, as of December 31, 2012 the Company and some subsidiaries have not recorded deferred assets resulting from tax-loss carry-forwards accrued for a total amount of Ps. 549.5 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: TAX LIABILITIES

Non current	12.31.2012	12.31.2011	01.01.2011

Value added tax	23,248,780	31,787,832	35,129,901
Provision for income tax	10,670,852	11,112,295	9,148,383
Payment plans	9,970,610	-	-
Other	2,911,877	2,775,790	2,385,920
	46,802,119	45,675,917	46,664,204

Current

Income tax provision, net of witholdings and advances	20,376,013	27,613,043	31,931,330
Tax on assets provision, net of witholdings and advances	21,368,902	20,253,397	7,006,544
Value added tax	35,572,553	17,740,253	31,202,987
Municipal, provincial and national contributions	88,720,033	44,129,992	32,024,000
Municipal taxes	40,828,082	36,949,566	27,231,902
Tax withholdings to be deposited	31,902,052	24,926,254	15,864,546
Stamp tax payable	9,590,568	9,590,568	-
Other	15,445,803	15,079,038	12,787,329
	263,804,006	196,282,111	158,048,638

NOTE 31: PROVISIONS

	For contingencies
	Non current	Current
Total allowances as of january 1, 2011	11,326,505	57,976,586
Increases	58,310,294	4,514,450
Increases for business combinations	2,750,947	(2,690,552)
Decreases	(2,412,644)	(48,401,467)
Total allowances as of december 31, 2011	69,975,102	11,399,017
Increases	16,461,140	12,853,766
Reversal of unused amounts	(889,388)	(175,364)
Decreases	(19,032)	(12,417,711)
Total allowances as of december 31, 2012	85,527,822	11,659,708

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: CONTINGENCIES

a.     Edenor

Edenor has contingent liabilities and is a party to lawsuits that arise from the ordinary course of business. Based on the opinion of its legal advisors, Management estimates that the outcome of the current contingencies and lawsuits will not exceed the amounts of the recorded provisions nor will be significant with respect to Edenor’s financial position or the results of its operations.

Furthermore, it is worth mentioning that there exist contingent obligations and labor, civil and commercial complaints filed against Edenor relating to legal actions for individual non-significant amounts, have been provisioned and as of December 31, 2012 amount to Ps. 90.5 million.

The most significant legal actions in which Edenor is a party involved are detailed below:

Legal action brought by the National Ombudsman

i)      Purpose: presentation against the resolutions by which the new electricity rate schedule went into effect as from October 1, 2008 and the application of the PUREE.

ii)     Procedural stage of the proceedings: December 7, 2009, Edenor filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court requesting that the extraordinary appeal rejected by the Appellate Court be sustained. The appeal is currently being analyzed by the Supreme Court.

iii)   Amount: undetermined.

iv)   Conclusion: no provision has been recorded for these claims in these consolidated financial statements as Edenor’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that the action in question will conclude during 2013.

Legal action brought by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria

i)      Purpose:

-          That all the last resolutions concerning electricity rates issued by the ENRE and the ES be declared null and unconstitutional, and, in consequence whereof, that the amounts billed by virtue of these resolutions be refunded.

-          That all the defendants be under the obligation to carry out the RTI.

-          That the resolutions issued by the ES that extend the transition period of the Adjustment Agreement be declared null and unconstitutional.

-          That the defendants be ordered to carry out the sale process, through an international public bidding, of the class "A" shares, due to the fact that the Management Period of the Concession Agreement is considered over.

-          That the resolutions as well as any act performed by a governmental authority that modify contractual renegotiations be declared null and unconstitutional.

-          That the resolutions that extend the management periods contemplated in the Concession Agreement be declared null and unconstitutional.

-          Subsidiarily, should the main claim be rejected, that the defendants be ordered to bill all customers on a bimonthly basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

ii)     Amount: undetermined.

iii)   Pocedural stage of the proceedings: Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. At the date of preparation of these consolidated financial statements, no decision has been made by the Court hearing the case concerning Edenor’s request that CAMMESA be summoned as a third-party defendant. The Federal Government has answered the complaint filed against it within the term granted for such purpose.

iv)       Conclusion: no provision has been recorded for these claims in these consolidated financial statements as Edenor’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is considered that these acted will conclude during 2013.

Legal action brought by Consumidores Financieros Asociación civil para su defensa

i)      Purpose:

-          Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA (the company in charge of the regulation and operation of the WEM) invoiced them the electricity purchased for distribution purposes.

-          Reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment.

-          Application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

ii)     Amount: undetermined.

iii)   Procedural stage of the proceedings: On April 22, 2010, Edenor answered the complaint and filed a motion to dismiss for lack of standing (“excepción de falta de legitimación”), requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Although the plaintiff’s opposition to the requested summons had not yet been resolved, the proceedings were brought to trial, in response to which Edenor filed a motion for reversal with a supplementary appeal. As of to date, the proceedings are “awaiting resolution”, as a step prior to open the trial to testimony and other evidence.

iv)   Conclusion: no provision has been recorded for these claims in these consolidated financial statements as the Company’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

Legal action brought by Unión de Usuarios y Consumidores

i)      Purpose:

-          that clause 4.6 and related clauses of Appendix I of the Adjustment Agreement be revoked, inasmuch as they establish that the rate increase will be retroactive;

-          that Resolution No. 51/07 of the ENRE be nullified inasmuch as it authorizes the retroactive increase of rates in favor of Edenor.

-          that Edenor be ordered to reimburse customers all the amounts paid as retroactive rate increase for the period of November 1, 2005 through January 31, 2007.

-          that the reimbursement be implemented through a credit in favor of customers.

ii)     Amount: undetermined

iii)   Procedural stage of the proceedings: By resolution issued on June 1, 2011, the Court of Appeals in Contentious and Administrative Federal Matters No. V, supporting Edenor‘s arguments, ordered that the lower court decision be nullified as to the merits of the case.  Against such decision, the Unión de Usuarios y Consumidores filed an extraordinary federal appeal (“Recurso Extraordinario Federal”) which was granted on November 3, 2011. The proceedings will be taken to the Supreme Court.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

iv)   Conclusion: no provision has been recorded for these claims in these consolidated financial statements as Edenor’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. Mindful that the proceedings are before the Supreme Court it is not possible to estimate when it will be issued.

Legal action brought by Edenor (“EDENOR S.A. VS RESOLUTION No. 32/11 OF THE ENRE”)

i)      Purpose:

By this action, Edenor challenges such resolution, which – within the framework of the power cuts occurred between December 20 and December 31, 2010 – established the following:

-          That Edenor be fined in the amount of Ps. 750.000 due to its failure to comply with the obligations arising from Section 25) sub-sections a, f and g of the Concession Agreement and Section 27 of Law No. 24,065.

-          That Edenor be fined in the amount of Ps. 375.000 due to its failure to comply with the obligations arising from Section 25 of the Concession Agreement and Resolution No. 905/1999 of the ENRE.

-          That Edenor customers be paid as compensation for the power cuts suffered the following amounts: 180 to each small-demand residential customer who suffered power cuts that lasted more than 12 continuous hours, 350 to those who suffered power cuts that lasted more than 24 continuous hours, and 450 to those who suffered power cuts that lasted more than 48 continuous hours. The resolution stated that such compensation did not include damages to customer facilities and/or appliances, which were to be dealt with in accordance with a specific procedure.

ii)     Amount: not specified in the complaint.

iii)  Procedural stage of the proceedings: on July 8, 2011, Edenor requested that the substance of the case be served on the ENRE, which is taking place at the date of issuance of these consolidated financial statements. Furthermore, on October 28, 2011 Edenor filed an appeal (“Queja por Recurso Denegado”) to the Federal Supreme Court requesting that the rejected extraordinary federal appeal be sustained.

iv)  Conclusion: At the end of the year ended December 31, 2012, the provision recorded in relation to the aforementioned compensations amounts to Ps. 30.4 million including principal amount and accrued interest. It is estimated that this case will not come to an end during 2013

Legal action brought by Edenor (“EDENOR S.A. VS RESOLUTION ENRE No. 336/12”)

i)      Purpose:

-          Edenor is to determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

-          Edenor is to determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

-          Edenor is to credit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

-          Edenor is to compensate each small-demand residential customer (T1R) who has been affected by the power cuts occurred during the aforementioned period. The amount of the compensation will depend on the length of the power cut, provided, however, that such power cut lasted more than 12 continuous hours.

ii)     Amount: not specified in the complaint.

iii)   Procedural stage of the proceedings: This resolution has been contested by Edenor.

iv)   Conclusion: At the closing date of the year ended December 31, 2012, the provision recorded in relation to the aforementioned penalties and compensations amounts to Ps. 16.7 million. It is estimated that this case will not come to an end during 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES

i)      Purpose: that Edenor be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the value added tax (VAT) and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

ii)     Amount: undetermined

iii)   Procedural stage of the proceedings: On November 11, 2011, Edenor answered the complaint and filed a motion to dismiss for both lack of standing (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“litispendencia”), requesting, at such opportunity, that a summons be served upon the ENRE as a third-party defendant. These pleadings were made available to the plaintiff. Prior to rendering a decision on the motion to dismiss for the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3.

iv)   Conclusion: therefore, no provision has been recorded for these claims in these consolidated financial statements as Edenor’s management, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that this case does not conclude its proceedings during the year 2013.

Payment agreement with Municipality of Moreno

On October 31, 2012, Edenor and the Municipality of Moreno entered into a payment plan agreement for the settlement of the balance owed, consisting of one payment of 600 to be made in November 2012 with the remaining balance being paid in 36 monthly and consecutive installments plus interest, to be calculated on the basis of the lending rate applied by Banco de la Nación Argentina for 30-day deposits.

b.     CTLL

Legal actions for breaches by the Contractor and claim for compensation to insurance companies

On September 6, 2007, CTLL entered into two engineering, provision and construction agreements with a joint venture made up of Isolux Corsan S.A., Tecna Proyectos and Operaciones S.A. (jointly, the “Contractor”) for the conversion of its power generating plant to a Combined Cycle plant. On June 19 and November 6, 2008, both contracts were executed with ABB S.A. for the expansion of the converter station and the provision of the main converter, and on June 15, 2008, the construction of the water intake and discharge system from the Mari Menuco lake was awarded, thus completing the Project’s works. The Project provided for a 178 MW power increase; thus, once it has been concluded, the total power would amount to 553 MW.

The project mainly consisted on the provision and installation of three waste heat boilers and a vapor turbine so that the plant would have a combined rather than a single cycle system, thus increasing the current plant capacity by 50% with no additional gas consumption, with the resulting increase in efficiency of the whole generating equipment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

The project’s start-up date was originally estimated for June, 2010; however, certain social and labor conflicts beyond CTLL’s control as well as several delays in the work’s execution by the Contractor resulted in delays. Afterwards, delivery was rescheduled for July 2010 and, after new delays by the Contractor, it guaranteed to CTLL that the start-up would take place by the end of that fiscal year. However, and despite the new date guaranteed for commercial operation, the Contractor incurred new delays, and on February 2011, after an operating error while certain tests were being performed, together with a design failure, a serious accident took place in the Steam Turbine unit, which made it necessary to reschedule the start-up date to August of the same year.

Within this context, on March 30, 2011, CTLL accepted a proposal of the Contractor setting forth the mechanisms for the repair of the technical defects of the Steam Turbine unit, as well as the proceedings to follow for the start-up of this turbine generator system. One of the damaged components was the turbine rotor, which was repaired but which will have to be replaced within a term of 3 years as from the turbine start-up based on its manufacturer’s recommendation.

Furthermore, within the terms and conditions of the proposal indicated above, an economic recognition in favor of CTLL should be pointed out, which may be offset with pending payments corresponding to the last payment milestone under the agreements. Pursuant to the agreement, the recognized amount was valued at US$ 18 million. Said recognition is conditional upon the Provisional Reception of the expansion work by CTLL; therefore, its recognition in earnings has been postponed up to the occurrence of this event.

As a consequence of the agreement, CTLL requested the participating banks to release the loan value for the payment of the contractual milestones.

The combined cycle finally became commercially operative on November 1, 2011. Although the project was estimated to increase power by 178 MW, due to a design fault in the turbine generator system reported by the Contractor, which has allegedly caused technical problems in other turbine generator systems using the same technology, certain components of the turbine generator system had to be removed in order to be redesigned. Thus, the turbine group was commercially commissioned with 165 MW, and the Contractor estimates that the undertaken capacity will be reached halfway through 2013, once the manufacturer performs the applicable modifications and redesigns.

The serious delays in the delivery of the expansion work and other breaches by the Contractor caused, CTLL demanded the Contractor to pay the delay penalties stipulated in the Construction Agreement, and also required the provider to pay an advance on the damages applicable in case of breach of certain obligations under the Provision Agreement. Both requirements were rejected, and CTLL executed the bank performance bonds set forth by the Project’s Agreements, besides reserving its right to claim to the Contractor a comprehensive redress of all damages sustained.

As a result of these executions, on November 14, 2011, Banco Bilbao Vizcaya Argentaria S.A. transferred to CTLL the amounts of US$ 859.450 million and US$ 5.920.290 million in payment of the sureties issued to guarantee the performance of the obligations arising from the Construction Agreement.

On October 28, 2011, the Contractor requested CTLL to issue the work’s provisional reception certificate, which request was rejected, alleging that the Contractor had breached the contractual conditions required to such effect.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

On December 1, 2011, the Secretariat of the International Chamber of Commerce notified CTLL of the request for arbitration filed by the Contractor, who was later modified it in several occasions, and basically included the following claims:

(i)         The granting of the provisional reception certificate under the Construction Agreement on November 1, 2011, or, alternatively, the issuance of an order to CTLL so that it should pay to the Contractor the amounts received from the sale of electric power generated from the above-mentioned extension as from November 1, 2011 and until the Arbitration Court considers a Provisional Reception has taken place;

(ii)       The return of the amounts collected by CTLL through the execution of the sureties issued by BBVA and Commerzbank upon request of the Contractor;

(iii)      The declaration of the expansion synchronization as duly made on November 10, 2010;

(iv)     The declaration of the warranty period duly opened on November 10, 2010, the warranty therefore maturing on November 10, 2012;

(v)       The declaration that CTLL has breached its obligation to deduct from the amounts claimed to the Contractor the recognition of US$ 18 million on executing the sureties and that, therefore, the Contractor is not under a duty to grant this recognition;

(vi)     The declaration of the validity of the obligation and the issuance of an order so that CTLL should pay to the Contractor the amount of US$ 1,000,000 corresponding to the excess deductible from the insurance hired by CTLL and that the Contractor should have taken on as a result of the settlement agreement for the accident which took place in the plant on February 8, 2011;

(vii)    The payment of damages, not yet assessed, which would result from CTLL's actions regarding points (i) and (ii) above.

Furthermore, CTLL was served notice of an interim injunctive relief requested by the Contractor (the “Argentine Interim Injunctive Relief”) which involved a seizure of its stock holding in CTG in the amount of US$ 8,179,840 million, as well as a seizure of any amounts collectable from CAMMESA for the above-indicated amount (the “Garnishments”).

Pursuant to what has been informed and the serious breaches by the Contractor under the Agreements, on December 30, 2011, CTLL filed before the International Chamber of Commerce a motion for disallowance of the Contractor’s claims stated in the request for arbitration and a counterclaim against the Contractor, whereby CTLL seeks a comprehensive redress of the damages sustained as a result of these breaches.

Additionally to what has been expressed so far, CTLL executed a surety issued by Commerzbank upon request of the Contractor for the amount of US$ 13,207,650 million to guarantee the performance of the obligations arising from the Provision Agreement in view of the damages resulting from the breach by the Contractor, inter alia, to provide a turbine with proven technology and generating 175.73 MW, which was estimated at approximately US$ 21 million.

In order to prevent the payment by the surety bank of the required amount, the Contractor requested the issuance of an interim injunctive relief before a Commercial Court of Madrid, Spain (the “Spanish Interim Injunctive Relief”), which was sustained (ex-parte) on December 29, 2011 and notice of which was served on CTLL on January 23, 2012. Such Spanish Interim Precautionary Relief ordered CTLL to refrain from executing the surety in question for an amount higher than US$ 1.2 million, the amount of the performance penalties which, in concordance to the judge and based on the Contractor’s allegations, would be the only amount owed under the Supply Agreement. Additionally, the Spanish Interim Injunctive Relief ordered that the surety bank should refrain from paying to CTLL any amount exceeding US$ 1.2 million until the termination of the arbitration proceeding, which should commence within 20 working days as from the rendering of this decision. Finally, on June 14, 2012, Commerzbank transferred to CTLL the amount of US$ 13,207,650.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

On January 11, 2012, the intervening Court on duty sustained CTLL’s request to substitute the Seizures by a surety bond. As of the date hereof, this substitution has been ratified. Additionally, CTLL appealed the granting of the Argentine Interim Injunctive Relief, which appeal was disallowed by the Appellate Court.

On March 20, 2012, the intervening judge revoked the Spanish Interim Injunctive Relief, which decision was appealed by the Contractor, and this appeal is currently pending decision by the Appellate Court.

On March, 2012, the Contractor filed its answer to CTLL’s counterclaim and, in turn, CTLL answered the amendment to the complaint filed by the former. On April 5, 2012, the Arbitration Court was organized with the appointment of its president by the International Court of Arbitration. On July 30, 2012 the Terms of Reference were executed, and the Court’s scheduling was fixed.

As a result of the accident in the Plant, CTLL has conducted all necessary procedures to collect from the insurance companies the applicable compensations for lost profits. In this respect, on June 8, 2012 CTLL reached an agreement with the insurance companies whereby they agreed to recognize only US$ 30.5 million, an amount which will only partially cover the lost profits resulting from delays occurring after the accident, since the policy provided for a 45-day non-coverage period and, additionally, since part of the delay was due to adjustments in the turbine design which should have been made during the period in which damage caused by the accident was repaired.

On October 11, 2012, CTLL was notified of the expansion of the seizure for an amount of US$ 14,456,458 on funds from CAMMESA by virtue of the execution by CTLL of the surety issued by Commerzbank.

On October 16, 2012, CTLL requested the substitution of said seizure by a surety bond, and on October 17, 2012 it filed an appeal for reversal of the order determining the expansion of the seizure.

On October 24, 2012 the Court sustained the petition for seizure substitution and ordered that the Contractor should be informed of the appeal for reversal filed by CTLL.

Finally, the judge dismissed the appeal for revocation filed by CTLL and upheld the subsidy appeal so that it may be heard before the Chamber of Appeals in Commercial Matters.

On November 14, 2012, the transportation facilities connecting Central Térmica Loma de la Lata with the WEM became out of service, which resulted in the outage of the plant’s gas turbine units and steam turbine unit. The outage of the steam turbine unit was caused by abnormal operating conditions and caused serious damage on the turbine and the generator. As a result of this event, all applicable claims were filed and notices were sent to the insurance companies, the contractors in charge of the project and CAMMESA.

As at the issuance hereof, CTLL is conducting the necessary business to collect the insured amounts provided for in the above-mentioned insurance contracts and to minimize losses resulting from the WEM Supply Agreement, and it is also committed to conducting the steam turbine unit’s repair works.

CTLL requested the Arbitration Court to allow the introduction of new compensation claims resulting from the damage inflicted on the turbine and the generator in November 2012. The Arbitration Court passed a procedural order upholding CTLL’s request. On March 15, 2013, the parties will submit the claim and counterclaim memorials.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: (Continuation)

c.     CTG

Litigation with Desarollos Energéticos S.A.

The date of these consolidated financial statements the Company is a defendant in a dispute with DESA. The application seeks the fulfillment of a contract between the parties and the payment of liquidated differences in fees to the plaintiff as a result of such employment. On December 30, 2011 judgment was handed down by place partly to the demand, and sentenced the Company to pay cash differences arising from settlement of the disputed fees for the periods according to the points made by the plaintiff. It should be noted that the plaintiff has not determined the amount of his claim. The Company appealed the court ruling, which is elevated to the appeals from the April 19, 2012. The plaintiff also appealed the ruling.

In the opinion of legal counsel to assist the Company in the first instance judgment evidence arise to consider an appeal by the Company could succeed on the claim for liquidated fee difference and instead seems difficult to flourish an appeal by the plaintiff on the claim that the contract continues. Given the uncertainty regarding the final outcome of the cause, the Company has not recorded new charges in connection with this claim.

CTG's management has performed its best estimate of the disbursement necessary to cancel the current contingent liability at the end of the period subject-matter hereof taking into consideration the existing risks and the high degree of uncertainty regarding the proceeding’s final result. Therefore, CTG has recorded during this year new charges associated with the allowance in the amount of Ps. 2,500,476.

d.     Claim on minimum presumed income tax

Tax refund claim

The Company and certain subsidiaries have filed a petition for refund against AFIP – DGI for the application of the minimum presumed income tax corresponding to the fiscal years 2002, 2008 y 2009.  This claim seeks the refund of Ps. 19 million, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP didn’t answer the claim, the Company and certain subsidiaries brought the tax refund claim before a National First Instance Administrative Litigation Court.

Declaratory relief

The Company and certain subsidiaries have filed a petition for declaratory relief against AFIP – DGI pursuant to Section 322 of the Federal Civil and Commercial Procedural Code in order to obtain assurance as to the application of the minimum presumed income tax based on the decision by the Supreme Court in re “Hermitage” passed on June 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be unreasonable under certain circumstances and since it breaches the capacity to pay principle.

As at December 31, 2012 and 2011, the Company held a provision for the minimum presumed income tax for the fiscal years mentioned and for the proportional tax estimated for this period for a total amount of Ps. 90,6 million and Ps. 47,1 million, r respectively, including compensatory interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTA 33: LEASES

a.   As lessee

The features that these lease contracts have in common are that lease payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the lease contract of the Energy Handling and Transformation Center that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating lease contracts have cancelable terms and lease periods of 2 to 13 years.

Among them the following can be mentioned: commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Energy Handling and Transformation Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

At December 31, 2012, future minimum payments with respect to operating leases are as follow:

	12.31.2012	12.31.2011	01.01.2011
2011	-	-	6,748,000
2012	-	12,101,000	8,659,000
2013	16,653,000	9,483,000	8,470,000
2014	17,006,000	9,087,000	8,406,000
2015	9,657,000	3,127,000	2,900,000
2016	4,943,000	147,000	147,000
2017	4,753,000	147,000	-
2018	147,000	-	-
Total future minimum payments	53,159,000	34,092,000	35,330,000

b.   As lessor

Edenor has entered into operating lease contracts with certain cable television companies granting them the right to use the poles of Edenor’s network. Most of these lease contracts include automatic renewal clauses.

At December 31, 2012, future minimum lease collections with respect to operating leases are as follow:

	12.31.2012	12.31.2011	01.01.2011
2011	-	-	20,898,000
2012	-	26,836,000	1,924,000
2013	42,817,000	24,383,000	89,000
2014	3,299,000	22,000	20,000
2015	146,000	-	-
Total future minimum collections	46,262,000	51,241,000	22,931,000

Total rental income for all operating leases for the years ended December 31, 2012 and 2011 are Ps. 34,7 million and Ps. 22,5 million, respectively:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 34: SALES

	12.31.2012	12.31.2011

Sales of energy to the SPOT Market	2,518,210,710	2,054,327,482
Sales of energy to the Forward Market	490,360,781	498,671,154
Energy plus sales	582,921,574	243,133,421
Gas sales	1,765,508	6,978,651
Energy exportation	-	14,402,481
Other sales	16,383,795	26,895,467
Generation subtotal	3,609,642,368	2,844,408,656

Energy sales	3,658,090,093	2,708,654,210
Right of use of posts	39,012,156	79,127,461
Connection and reconnection charges	6,979,942	10,936,922
Income from construction	117,615,096	71,241,000
Other sales	22,173,356	51,350,333
Distribution subtotal	3,843,870,643	2,921,309,926

Gas sales	85,533,872	45,536,836
Oil and liquid sales	4,636,191	6,048,196
Other sales	16,333,966	613,202
Holding and others subtotal	106,504,029	52,198,234

Intersegment sales	4,640,794	1,686,771

Total sales	7,564,657,834	5,819,603,587

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 35: COST OF SALES

	12.31.2012	12.31.2011
Inventories at the beginning of the year	60,421,699	30,211,620

Loss for the year
Purchases of inventories and of energy from the distribution segment	2,148,120,104	2,186,501,203

Salaries and social benefits	733,908,095	586,440,414
Accrual of defined benefit plans	21,900,460	15,369,287
Fees and compensations for services	500,538,362	272,120,261
Property, plant and equipment depreciations	328,260,149	336,175,416
Depreciation of biological assets	64,798	-
Gas production	5,761,657	3,265,187
Intangible assets amortization	45,021,049	30,794,372
Gas consumption	578,496,922	497,723,194
Purchase of energy	469,435,116	201,588,938
Fuel consumption	1,614,088,251	604,990,918
Transport of energy	24,193,619	15,632,664
Construction cost	117,615,096	83,406,000
Material and spare parts consumption	117,106,728	99,070,645
Penalties	135,611,633	74,753,000
Maintenance	58,762,711	39,780,210
Royalties and fees	36,330,926	27,195,917
Rental and insurance	42,222,656	32,200,347
Surveillance and security	14,493,071	10,220,657
Taxes, rates and contributions	10,906,618	23,954,587
Communications	8,226,396	7,515,566
Other	13,825,822	4,234,362
Subtotal	4,876,770,135	2,966,431,942

Inventories at the end of the year	(103,330,353)	(60,421,699)
Cost of sales	6,981,981,585	5,122,723,066

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 36: SELLING EXPENSES

	12.31.2012	12.31.2011
Salaries and social benefits	165,379,914	113,511,960
Accrual of defined benefit plans	3,367,723	2,367,773
Fees and compensations for services	171,613,979	129,552,539
Property, plant and equipment depreciation	7,373,888	2,256,970
Penalties	11,018,359	6,305,000
Doubtful accounts	20,689,707	12,903,287
Surveillance and security	3,429,871	2,301,231
Taxes, rates and contributions	84,956,889	39,181,144
Communications	20,852,231	16,581,474
Other	2,784,835	5,979,730
	491,467,396	330,941,108

NOTE 37: ADMINISTRATIVE EXPENSES

	12.31.2012	12.31.2011
Salaries and social benefits	234,109,836	176,775,904
Accrual of defined benefit plans	14,139,233	2,158,420
Fees and compensations for services	106,536,214	85,152,908
Directors and Sindycs’ fees	19,661,857	26,807,712
Reserve for directors’ options	8,945,352	8,945,352
Property, plant and equipment depreciation	12,571,208	11,819,078
Intangible assets amortization	7,455,312	6,810,720
Material and spare parts consumption	6,513,436	2,995,766
Maintenance	12,847,492	1,982,299
Transport and per diem	5,003,976	6,446,107
Rental and insurance	26,321,859	21,423,769
Surveillance and security	6,521,443	16,742,026
Taxes, rates and contributions	24,795,547	13,409,990
Communications	6,777,549	7,418,805
Advertising and promotion	9,678,817	17,655,248
Other	13,259,233	5,031,960
	515,138,364	411,576,064

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 38: OTHER OPERATING INCOME AND EXPENSES

Other operating income	12.31.2012	12.31.2011
Profit of acquisition of subsidiaries	-	87,186,148
Valuation of assets held for sale	-	7,527,973
Insurance recovery	135,003,525	557,873
Recovery of allowances for tax credits	21,750,177	6,606,000
Services provided to third parties	15,865,316	14,898,000
Commissions on municipal taxes collection	6,650,425	5,387,000
Other	18,218,657	15,818,311
Total other operating income	197,488,100	137,981,305

Other operating loss
Allowances for tax credits	(9,804,687)	(18,884,933)
Allowances for contingencies	(26,442,004)	(18,039,000)
Voluntary retirements - bonus	(10,125,734)	(10,897,000)
Decreaeses in property, plant and equipment and intangible assets	(15,193,784)	(5,907,000)
Cost of work to third parties	(13,687,931)	(8,013,000)
Severance paid	(4,819,215)	(5,844,000)
Allowances for other receivables	(42,480,405)	-
Profit of acquisition of subsidiaries	-	(4,269,000)
Net expense techniques	(10,596,738)	(5,148,000)
Other	(16,516,517)	(4,099,179)
Total other operating loss	(149,667,015)	(81,101,112)

NOTE 39: FINANCIAL RESULTS

Finance income	12.31.2012	12.31.2011
Comercial interest	96,823,295	65,576,497
Financial interest and other	58,132,181	29,273,799
Total finance income	154,955,476	94,850,296

Finance cost
Comercial interest	(65,212,541)	(7,608,414)
Fiscal interest	(31,295,250)	(3,768,953)
Financial interest and other	(403,675,444)	(399,345,556)
Taxes and bank commissions	(94,825,370)	(85,625,929)
Other finance costs	(3,051,945)	(3,438,129)
Total finance cost	(598,060,550)	(499,786,981)

Other finance results
Foreing currency exchange difference	(345,852,323)	(182,011,106)
Changes in the fair value of financial instruments	191,938,160	30,637,693
Result from repurchase of financial debt	21,451,233	6,732,659
Proceeds from current value measurement	(70,600,761)	551,145
Other finance results	285,675	(2,178,197)
Total other finance results	(202,778,016)	(146,267,806)
Other finance results, net	(645,883,090)	(551,204,491)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 40: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the benefit attributable to the Company’s shareholders’ equity interest holders by the weighted average of outstanding common shares during that period.

	12.31.2012	12.31.2011
Loss attributable to the equity holders of the company during the year from continuing operations	(643,812,349)	(688,987,406)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic loss per share from continuing operations	(0.4898)	(0.5242)

	12.31.2012	12.31.2011
Earnings (loss) attributable to the equity holders of the company during the period for discontinued operations	(5,881,905)	(52,407,931)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic and diluted loss per share from discontinuing operations	(0.0045)	(0.0399)

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a kind of dilutive potential common shares, which consist on share purchase options described in Note 22.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing business. The calculation of earnings per diluted share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the earnings per share; therefore, no dilutive effect was considered for the year ended December 31, 2011, and the diluted equaled the basic loss per share for the continuing and discontinued business.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 41: RELATED PARTIES´ TRANSACTIONS

The following operation carried out with related parties:

a) Sales of goods and services

	12.31.2012	12.31.2011
Joint ventures
Transener	4,640,799	1,503,132

Other related parties
EMDERSA	538,313	-
Dolphin Finance	-	23,626
	5,179,112	1,526,758

b) Purchases of goods and services

	12.31.2012	12.31.2011
Joint ventures
Transener	(3,634,484)	(977,462)
	(3,634,484)	(977,462)

c) Other operating income

	12.31.2012	12.31.2011
Other related parties
CYCSA	2,790,447	352,495
	2,790,447	352,495

d) Financial income

	12.31.2012	12.31.2011
Other related parties
PYSSA	-	25,000
	-	25,000

e) Financial cost

	12.31.2012	12.31.2011
Other related parties
TGS	(8,504,406)	(1,808,078)
	(8,504,406)	(1,808,078)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 41: (Continuation)

f)      Acquisition of corporate bonds

	12.31.2012	12.31.2011
Other related parties
Orígenes	(88,546,372)	-
	(88,546,372)	-

g)    Key management compensation

The total remuneration to directors accrued during the year ended December 31, 2012 and 2011 amounts to Ps. 26.9 million (Ps. 18 millions in remunerations and Ps. 8.9 in the accrual of reserves by the Opportunities Assignment Agreement or share purchase options) and Ps. 34.2 million (Ps. 25.3 millions in remunerations and Ps. 8.9 in the accrual of reserves by the Opportunities Assignment Agreement or share purchase options), respectively

Balances with related parties:

	12.31.2012	12.31.2011	01.01.2011

Financial assets at fair value through profit and loss
Other related parties
TGS	58,608,616	-	-
CIESA	241,829,350	548,227,612	-
	300,437,966	548,227,612	-

Trade receivables:
Joint ventures
Transener	1,014,243	1,590,262	1,348,965
	1,014,243	1,590,262	1,348,965

Other receivables:
Joint ventures
Transener	25,671	-	-
Other related parties
TGS	6,488,030	-	-
CIESA	6,671,076	-	-
CYCSA	356,365	-	-
Grupo Dolphin	254,100	-	-
PYSSA	-	35,000	-
Dolphin Finance	-	4,947	-
	13,795,242	39,947	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 41: (Continuation)

	12.31.2012	12.31.2011	01.01.2011
Accounts payable:
Joint ventures
Transener	128,369	41,590	77,440

Other related parties
PYSSA	-	7,684	8,000
	128,369	49,274	85,440

Borrowings
Other related parties
BST	-	-	115,133
TGS	138,048,024	113,189,336	-
Origenes	-	103,078,353	-
	138,048,024	216,267,689	115,133

NOTE 42:  BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

a.     Acquisition of assets from AEI Group

On January 19, 2011, the Company accepted an offer from a group of subsidiaries of AEI to, hold to the fulfillment of certain previous conditions, acquire whether directly or through its subsidiaries:

-         Distribution Assets: 100% of the equity of AESEBA, a company which owns 90% of the equity and voting rights of EDEN, an electricity distribution company with a concession area in the north and center of Buenos Aires province, and 77.19% of the equity and voting rights of EMDERSA, the controlling company of EDESAL, EDELAR, EDESA and EGSSA, among other companies, for a total amount of US$ 140 million, corresponding to US$ 90 million for the equity of EMDERSA and US$ 50 million for the equity of AESEBA.

-         Other Rights and Assets: i) 100% of the outstanding bonds issued on April 22, 1997 by CIESA, the controlling company of TGS and other credits against CIESA (“CIESA´s debt”), together with the rights over certain current lawsuits related to the bonds and certain CIESA´s debt restructuring agreements, for a total amount of US$ 136 million; ii) an option to acquire the rights over the claim that Ponderosa Assets L.P. and Enron Creditors Recovery Corp (the “Applicants”) have initiated against the Argentine Republic to the World Bank CIADI, with a total cost for the option of US$ 1 million, and; iii) other rights that AEI maintained over AESEBA, EDEN and EMDERSA and its subsidiaries, without economic consideration.

Acquisition of EMDERSA and AESEBA

On March 4, 2011, Edenor accepted the gratuitous offer from the Company to appoint it as an acquiring part of the distribution assets for the agreed prices. The agreement sets forth that in the event that within three years of the date of acquisition of EMDERSA and AESEBA’s shares Edenor partially or completely sells any of these shares, the Company will have the right to receive from Edenor a payment equivalent to 50% of the value to be received by Edenor in excess of the price paid to AEI for the shares of EMDERSA and/or for the shares of AESEBA.  On the same date, the acquisition of those shares has been fulfilled at the prices agreed. As at the issuance hereof, Edenor has initiated the pertinent authorization proceedings before the control entities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 42: (Continuation)

In compliance with current regulations, Edenor has formally consulted the CNV about the steps to be followed with regard to the public offering for the acquisition of EMDERSA’s shares that Edenor must make to EMDERSA’s minority shareholders due to the change in that company’s control and in accordance with the provisions of Executive Order No. 677/01 and the CNV’s regulations. The aforementioned consultation was made due to the fact that the authorization and perfection of the public acquisition offering that for the same reasons is to be carried out by AEI at a price of US$ 0.68 per EMDERSA’s common share is still pending. Therefore, Edenor considers that the situation generated by the potential coexistence of two public offerings must be clarified.

Edenor had fully undertaken its obligation to carry out the public acquisition offering it is required to make due to the new change in EMDERSA’s control, which should be carried out at the same price per EMDERSA’s common share that Edenor paid to AEI, i.e. US$ 0.49 per EMDERSA’s common share, in the manner and time period established by the National Securities Commission. The carrying out of this public acquisition offering was approved by the Edenor’s Board of Directors on March 4, 2011, and constitutes an irrevocable commitment with EMDERSA’s shareholders.

Acquisitions have been registered following the purchase method based on the acquired assets and liabilities preliminary initial measuring.

The consideration paid, the amount of the net acquired assets recognized at acquisition date and the generated gain are as follow:

Fair value of the net assets acquired	1,191,506,705

Consideration:
Cash	(685,570,331)
consideration transferred	(685,570,331)

Profit of acquisition of subsidiaries	505,936,374

Under NIIF the excess of the fair value of the net assets acquired (including those recognized in the reassessment of the purchase price allocation), over the consideration paid and the non-controlling interest has been considered as a gain in bargain purchase, because the seller had started a process for divesting its net assets in the region and, consequently, it sold them at values lower than their respective fair value.

 This gain from acquisition of companies is included in the consolidated statement of comprehensive loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 42: (Continuation)

The fair value of the assets acquired and liabilities assumed, recognized at the date of acquisition, as well as the fair value of the non-controlling interest are as follow:

Fair value
Properties, plant and equipment	1,867,209,000
Investments in associates	115,542,932
Trade and other receivables	419,602,945
Inventories	4,256,000
Cash and cash equivalents	123,524,546
Trade and other payables	(579,725,718)
Borrowings	(450,018,000)
Deferred tax liabilities	(78,845,000)
Net assets	1,421,546,705

Non-controlling interest	(230,040,000)
Net assets acquired	1,191,506,705

Purchase of shares of EPCA

On January 31, 2011, the Company accepted an offer to acquire, subject to the fulfillment of certain conditions precedent and to the obtaining of the corresponding regulatory approvals, all of the shares issued by EPCA, a company which owns 10% of the share capital of CIESA, which in turn owns 55.30% of the share capital of TGS. The total agreed price amounted to US$ 29 million.

On April 8, 2011, the operation was closed and the total agreed price was paid.

EPCA’s acquisition has been recorded using the purchase method based on market value measurements of the main acquired assets and liabilities.  As a result of such exercise, the Company has recorded a higher value under “Non-current Investments” Ps.  63.1 million as compared to its book value, for its permanent investment in CIESA. The higher value paid is representative of the reasonable value of CIESA’s assets and liabilities in EPCA’s equity interest.

NOTE 43:  TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a)      Acquisition of an additional non-controlling interest in EMDERSA

Between June and December, 2011 and in successive market transactions, Edenor acquired 2,951,000, 281,294 and 15,000 common shares of EMDERSA representing 1.25%, 0.12% and 0.0064% of the capital stock and voting rights of such company. In this way, the Company has increased its equity interest in EMDERSA up to 78.56%. Edenor derecognized Ps. 9. 9 million of non-controlling interest and recorded an increase in equity attributed to the owners of the parent of Ps. 3.5 million.

b)    Acquisition of a non-controlling interest in EDENOR

As of December 31, 2011, PISA holds 14 Class B common shares issued by Edenor and 1,749,976 ADRs (equivalent to 34,999,520 shares), acquired in various market transactions, equivalent to a 3.9% interest in Edenor´s common stock.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 44: DISCONTINUED OPERATIONS, ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES ASSOCIATED

Company sale agreements and Companies available for sale:

On September 16 and October 11, 2011, Edenor’s Board of Directors approved the offers made by Rovella Carranza S.A., Andes Energía Argentina S.A. and SIESA for the acquisition of the direct and indirect interests the company has in EDESAL, EDELAR and EDESA, respectively.

In order for these transactions to be carried out, Edenor will cause EMDERSA to be partially spun off, which will result in the creation of three new investment companies, EDESAL Holding (holder of 99.99% of EDESAL’s capital stock and votes), EDESA Holding (holder of 90% of EDESA’s capital stock and votes) and EGSSA Holding (holder of 99.99% of EGSSA’s capital stock and votes). The spun-off company EMDERSA will keep a percentage of the capital stock and voting rights in EDELAR. On December 16, 2011, at EMDERSA’s Extraordinary General Meeting of Shareholders, which was resumed on January 13, 2012 after a recess, the above mentioned company reorganization process was approved.

Assets and liabilities sale associated to EDESAL

The total and final price of the offer amounts to US$ 26.7 million and was fully collected.

Furthermore, along with the payment of the balance in October 2011, EDESAL repaid the financial loan granted by the Edenor to EDESAL for an amount of Ps. 37.5 million, plus interest accrued through the settlement date. At that moment Edenor transferred 24.80% of EMDERSA’s shares and 0.01% of EDESAL’s shares to Rovella Carranza S.A. which set up a guarantee trust, comprised by the parties and  Deutsche Bank S.A. to secure compliance with the parties’ obligations.

From the date of final payment and during the term of the trust, EDESAL was in charge of a board of directors appointed by EMDERSA, in accordance with the buyer’s proposal, which is comprised of 5 directors, four of whom were elected by the buyer and one of whom were elected by the seller, and equal number of alternate directors, four of whom were elected by the buyer and one of whom were elected by the seller.

As security for the compliance with the obligations undertaken, Edenor has provided a performance bond in favor of Banco Itaú Argentina S.A. and Standard Bank Argentina S.A. for the total amount of Ps. 60 million as principal plus compensatory interest at an annual nominal rate of up to 16% as collateral for EDESAL’s payment obligations with respect to these banks.

The performance bond was enforceable if any of the following conditions precedent (whichever takes place first) occur: a) that at September 16, 2013, EMDERSA’s spin-off has not been carried out; or 2) that during the term of the trust Edenor fails to comply with certain obligations concerning EDESAL’s joint management. None of the above-mentioned conditions occurred, that the performance bond was not be enforceable.

At December 31, 2012, as a consequence of the above-described transaction and EMDERSA’ spin-off resolution, the Company no longer holds any direct or indirect interest in EDESAL HOLDING S.A. or EDESAL.

Assets and liabilities sale associated to EDELAR

The offer received by Edenor implies a proposal to buy a purchase option to Andes Energía SA. for a price of US$ 1.5 million to in the case that the spin-off of EMDERSA is completed within the term of 2 years, to buy 78.44% of the Edenor’s direct and indirect stake in EDELAR for US$ 20.3 million, to be paid in two payments. The purchase option was paid by the buyer on September 16, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 44: (Continuation)

Subsequently, Edenor’s Board of Directors approved proposals from Andes Energía Argentina S.A. to extend the term until which the buyer could exercise the option, with the Company maintaining the right to freely sell or assign to any third party or cause the sale or assignment of some or all the shares that are the object of the transaction and/or the rights on such shares. In the event that a sale to a third party is made, Andes Energía Argentina S.A.’s option may not be exercised, there being no outstanding payment or any responsibility of any kind for Edenor or Andes Energía Argentina S.A.

At December 31, 2012, Andes Energía Argentina S.A.’s purchase option has expired. The Company is currently negotiating with the buyer the terms under which such problem may be solved.

In this regard, and considering both that Edenor maintains its decision to sell this asset and that it has received other expressions of interest in connection thereto, which are currently being analyzed although no specific offers have yet been received, such asset continues to be classified as assets available for sale.

At the end of the year being reported, Edenor has recorded the assets related to EDELAR at their estimated recoverable value. Consequently, it has recorded a loss of Ps. 64.8 million in the Loss from discontinued operations line item due to the valuation at net fair value less costs to sell (which is estimated to be similar to the asset’s book value) and Ps. 37.3 million in the Other expense line item, in the understanding that the result of the recoverability analysis of the receivable is part of the controlling company’s own result.

Assets and liabilities sale associated to EDESA

At December 31, 2011, this investment has been classified as Disposal group and associated liabilities classified as held for sale within assets and has been valued at its net realizable value (estimated realizable value less costs to sell), which is lower than its book value.

For purposes of determining the estimated realizable value, Edenor used the incurred acquisition value in the understanding that the company will recover at least the amount invested..

On April 23, 2012, Edenor’s Board of Directors approved the acceptance of the Offer Letter sent by SIESA submitting to Edenor and its subsidiary EMDERSA Holding an offer for the acquisition of shares representing: (i) 78.44% of the capital stock and voting rights in EDESA Holding, a corporation which is currently being organized as a result of EMDERSA’s spin-off which, once concluded, will hold 90% of the capital stock and voting rights in EDESA, a company which in turn holds 99.99% of the capital stock and voting rights in ESED, and (ii) the remaining 0.01% capital stock of ESED.

This transaction was perfected on May 10, 2012 at the agreed price, which will be payable through the delivery of Argentine (Boden 2012) sovereign debt securities for an amount of Ps. 100.5 million which, for accounting purposes and with the effect of the granted financing, amounted to Ps. 98.3 million. This price was partially cancelled through the payment of Ps. 83.8 million on the closing date, one-sixth of the debt still being unpaid, the cancellation of which will be made in five annual and consecutive installments in United States dollars, the first one maturing on May 5, 2013, and accruing interest at a LIBOR rate + 2%.   Price payments will be made (i) in immediately available U.S. dollars through transfer to a bank account to be indicated by the seller or, alternatively, and at the seller’s exclusive option (which may be exercised regarding each of the payments ), (ii) through the delivery to the seller of Argentine sovereign debt securities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 44: (Continuation)

Furthermore, and as a part of the stated transaction, EDESA cancelled the whole loan held with Edenor for an amount of Ps 131.3 million plus accrued interest, and the purchaser released EMDERSA from all and any liability resulting from the surety granted by the latter to EDESA regarding the syndicated loan this company held with different banking entities. Pursuant to this operation, EMDERSA Holding transferred to SIESA shares representing 28.93% of the capital stock and voting rights of EMDERSA, whereas Edenor transferred to this company 0.01% of the capital stock and voting rights in ESED.

As a result of this transaction, on May 9, 2012, Edenor obtained from EMDERSA Holding a loan for Ps. 83.9 million maturing on May 9, 2013 and fully repayable in advance at a 16% annual nominal rate as from the date of actual disbursement and payable together with the repayment of principal. This loan was paid off through a capital stock reduction process conducted by EMDERSA Holding.

Therefore, and as a result of this transaction, Edenor does no longer hold a direct or indirect stake in EDESA and has recorded Ps. 21.6 million earnings, which are disclosed under Results of discontinued operations of the Comprehensive Income Statement.

As agreed by the parties in EDESA sale agreement, SIESA and Emdersa Holding, as trustors and beneficiaries, and Deutsche Bank S.A. as trustee, set up a collateral trust to which they transferred their shareholdings representing EMDERSA’s capital stock and votes, with SIESA transferring the 28.93% received with the closing of the transaction, and EMDERSA Holding the remaining 24.84% of the shares.  Upon the conclusion of EMDERSA’s spin-off process, the shares representing 78.44% of the capital stock and votes of EDESA Holding, holder of 90% of EDESA’s shares and votes, were issued, and Deutsche Bank S.A, the trustee, transferred to Emdersa Holding the totality of EMDERSA’s shares that had been transferred by SIESA and EMDERSA Holding to the trust, with SIESA holding 78.44% of EDESA Holding S.A.’s capital stock and votes.

Assets held for sale and related liabilities

The assets and liabilities related to the subsidiaries EMDERSA and EMDERSA Holding have been recorded as held for sale due to the Board’s decision to discontinue operations as of December 31, 2011.

The assets and liabilities related to EMDERSA and EMDERSA Holding have been valued considering the lower value between their book value and the fair value minus the sale costs associated to the date when they were classified as held for sale.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 44: (Continuation)

The main types of assets and liabilities are:

	31.12.2012	31.12.2011	01.01.2011

Properties, plant and equipment (1)	112,183,646	968,483,779	-
Trade and other receivables	73,838,056	189,942,764	-
Inventories	36,873,121	4,653,729	-
Deferred tax asset	1,147,690	4,183,502	-
Cash and cash equivalents	11,154,421	16,689,034	-
Other assets	-	-	120,563,631
Total assets classified as held for sale	235,196,934	1,183,952,808	120,563,631

Trade and other payables	125,818,661	190,254,844	-
Borrowings	4,622,697	171,100,462	-
Salaries and social security payable	10,011,859	37,472,186	-
Deferred tax liabilities	-	62,228,000	-
Taxes payable	6,073,425	20,671,590	-
Provisions	9,309,881	19,860,000	-
Total liabilities associated to assets classified as held for sale	155,836,523	501,587,082	-

(1) The breakdown is:
Properties, plant and equipment acording to Note	127,932,133	1,120,874,181	-
Impairment adjustment to net realizable value	(15,748,487)	(152,390,402)	-
	112,183,646	968,483,779	-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 44: (Continuation)

The consolidated financial statements related to discontinued operations are disclosed below

a.       Statement of comprehensive income

	12.31.2012	12.31.2011

Sales	426,316,717	736,156,184
Cost of sales	(376,474,786)	(408,642,883)
Gross profit	49,841,931	327,513,301

Selling expenses	(57,606,582)	(97,300,967)
Administrative expenses	(47,130,182)	(97,361,531)
Other operating income	52,259,087	2,768,000
Other operating expenses	(635,704)	(5,286,352)
Profit of joint ventures	-	924,000
Operating loss	(3,271,450)	131,256,451

Financial income	5,295,656	15,594
Financial cost	(42,712,735)	(29,105,937)
Other finance results	(5,007,913)	(3,820,951)
Financial results, net	(42,424,992)	(32,911,294)
Income (Loss) before income tax	(45,696,442)	98,345,157

Income tax	39,077,587	(22,196,330)
Income (loss) for the year from continuing operations	(6,618,855)	76,148,827

Impairment of assets classified as held for sale	(15,748,487)	(152,390,402)
Loss on sale of assets classified as held for sale	-	(70,140,000)
Tax effect	-	40,406,800
Total loss of the year	(22,367,342)	(105,974,775)

Total loss of the year attributable to:
Owners of the company	(5,881,905)	(52,407,931)
Non - controlling interest	(16,485,437)	(53,566,844)
	(22,367,342)	(105,974,775)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 44: (Continuation)

b.     Statements of cash flows

	12.31.2012	12.31.2011
Net cash generated by operating activities	246,227,048	200,485,339
Net cash used in investing activities	(200,839,318)	(275,685,743)
Net cash generated by financing activities	(39,919,383)	84,587,842
INCREASE IN CASH AND CASH EQUIVALENTS	5,468,347	9,387,438

Cash and cash equivalents at the beginning of the year	5,686,074	7,301,596
Cash and cash equivalents at the end of the year	11,154,421	16,689,034

a.     EMDERSA Holding’s capital stock reduction

On August 21, 2012, EMDERSA Holding’s General Meeting of Shareholders approved a Ps. 98 million capital stock reduction corresponding to 98,083,563 common shares with a face value of Ps. 1 each, process is pending approval by the Regulatory Agency of Corporations (Inspección General de Justicia de la Ciudad Autónoma de Buenos Aires).

As a result, the Ps. 83.9 million loan Edenor held with EMDERSA Holding was cancelled, and a loan receivable from SIESA amounting to Ps. 14.1 million was assigned to Edenor.

Moreover, on December 10, 2012 the Sharaholders´Meeting of EMDERSA Holding approved such company’s reduction of capital for Ps. 56.11 million, representing 56,108,232 common shares with a nominal value of Ps. 1 per share. At the date of issuance of these Consolidated Financial Statements, the aforementioned capital reduction process is pending approval by the Regulatory Agency of Corporations (Inspección General de Justicia de la Ciudad Autónoma de Buenos Aires).

Mentioned transactions do not generate results for Edenor.

b.     EMDERSA’s pin-off process

At EMDERSA’s Extraordinary General Meeting of Shareholders opened on December 16, 2011, which was adjourned until January 13, 2012, the reorganization process was approved, which consisted of the spin-off of the following assets of this company, as well as of any right, liability or contingency associated with them: (i) the holding of EMDERSA’s stock in EDESAL, together with all the rights and obligations inherent in or resulting from such stock holding, as well as any other right, obligation or contingency associated with EDESAL’s commercial activity for the constitution of a new company called EDESAL Holding; (ii) the holding of EMDERSA’s stock in EDESA, together with all the rights and obligations inherent in or resulting from such stock holding, as well as any other right, obligation or contingency associated with EDESA’s commercial activity for the constitution of a new company called EDESA Holding; and (iii) the holding of EMDERSA’s stock in EGSSA, together with all the rights and obligations inherent in or resulting from such stock holding, as well as any other right, obligation or contingency associated with EGSSA’s commercial activity for the constitution of a new company called EGSSA Holding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 44: (Continuation)

On August 16, 2012, the spin-off was approved by the CNV and on October 10, 2012 was filed with the Companies’ Inspection Bureau, together with the registration of the three new companies.

On November 8, 2012, the CNV authorized the new companies to enter the public offering system and on November 19, 2012, the Buenos Aires Stock Exchange gave authorization for the public listing of these companies’ shares.

NOTE 45: DISTRIBUTION INFRAESTRUCTURE

a.     Trust for the Management of Electric Power Transmission Works

+

Due to the constant increase recorded in the demand for electricity as a result of the economic recovery, the Energy Secretariat, through Resolution 1875 dated December 5, 2005,  established that the interconnection works through an underground power cable at TWO HUNDRED AND TWENTY KILOVOLTS (220 kV) between COSTANERA and PUERTO NUEVO Transformer Stations with MALAVER Transformer Station were necessary. These works require not only the execution of expansion works but also new layout-designs of the high-voltage subsystems of Edenor and Edesur S.A.’s networks.  In addition, it established that a fraction of the electricity rate increase granted to distribution companies through ENRE Resolution No. 51/07 (as mentioned in Note 2.c.I), will be used to finance up to 30% of the total execution cost of these works, with the remaining 70% of the total cost of the works being absorbed by the MEM’s demand. Fund inflows and outflows relating to the aforementioned expansion works are managed by the WORKS TRUST FUND ENERGY SECRETARIAT RESOLUTION No. 1/2003, which will act as the link among CAMMESA (the company in charge of the regulation and operation of the wholesale electricity market), the Contracting Distribution Companies and the companies that would have been awarded the contracts for the provision of engineering services, supplies and main pieces of equipment as well as those for the execution of the works and provision of minor supplies.

At December 31, 2012, the amount transferred to CAMMESA by the Company as from the commencement date of the project, through contributions in cash, supplies and services totals Ps. 45.8 million.  The adjusting entry of these funds has been recognized by the Company as construction in process within Property, plant and equipment.

In accordance with the agreements entered into on August 16, 2007 by and between Edenor and the National Energy Secretariat and on December 18, 2008 by and between Edenor and Banco de Inversión y Comercio Exterior, in its capacity as Trustee of the Trust for the Management of Electric Power Transmission Works (FOTAE), Edenor is responsible for the development of all the stages of the project, regardless of the oversight tasks to be performed by the Works Commission Energy Secretariat Resolution No. 1/03. The agreement stipulates that Edenor will be in charge of the operation and the planned and reactive maintenance of the facilities comprising the expansion works, being entitled to receive as remuneration for the tasks and obligations undertaken 2% of the cost of major equipment and 3% of all the costs necessary for the carrying out of civil engineering and electromechanical assembly works relating to the MALAVER-COLEGIALES and MALAVER-COSTANERA electrical transmission lines, the expansion of Malaver Substation and the remaining expansion works of Puerto Nuevo Substation.

In January 2013, part of the works of the “Interconnection at two hundred and twenty kilovolts (220 KV) between Costanera Transformer Station and Malaver Transformer Station” project was inaugurated. It is estimated that the works will be completely finished during 2013.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 45: (Continuation)

At the date of these separate financial statements, it has not been defined if ownership of the aforementioned works will be assigned to Edenor inasmuch as the National Energy Secretariat has not yet defined who the remainderman will be, in the framework of the aforementioned Agreement entered into on December 18, 2008.

In summary, to the date of these consolidated financial statements Edenor:

-            has made contributions to CAMMESA for an amount of Ps. 45.8 million.

-            has complied with its responsibility with regard to the development of all the stages of the project, as well as with the operation and the planned and reactive maintenance of the facilities comprising the expansion works. Nevertheless, the Edenor has not recognized in the accounting any amount for the tasks performed up to now as it is waiting for the calculation basis thereof to be reliably determined.

Furthermore, Edenor is awaiting the Energy Secretariat’s definition concerning who will be the designated owner of the works as well as the valuation thereof. Based on such definitions, the Company will make the necessary adjustments to the recordings made up to now and described in this note.

b.     Construction work San Miguel and San Martín

Edenor carried out construction works of a 7.3 km-long electrical transmission line consisting of four 13.2 kV lines in trefoil formation to link Rotonda Substation with San Miguel Transformer Center, owned by ENARSA, necessary for the provision of electric power generation services; and a 6.2 km-long electrical transmission line consisting of a 13.2 kV line in trefoil formation to link Rotonda Substation with San Martín Transformer Center, owned by ENARSA.

Negotiations are being held concerning the assignment to Edenor S.A. of the ownership of the works, which were financed by ENARSA, when the respective agreements are signed. As at December 31, 2012, Edenor has recognized a liability for this item under Deferred Income. Based on the above mentioned definitions, the applicable adjustments corresponding to registrations conducted so far and described in this note will be determined.

NOTE 46: ECONOMIC AND FINANCIAL SITUATION OF DISTRIBUTION, TRANSMISSION AND GENERATION SEGMENTS

a)    Distribution

In the year ended December 31, 2012 and 2011 the subsidiary Edenor has recorded a significant fall on its operating and net results, its liquidity level and working capital were affected as well. This situation due mainly to both the delay in obtaining rate increases and higher costs recognition MMC, requested in the presentations made until now by Edenor concordance to with the terms of the Adjustment Agreement, and the continuous increase of its operative costs that allow to maintain the level of the service.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 46: (Continuation)

It is worth mentioning that Edenor has not only maintained the quality of the distribution service but also satisfied the constant year-on-year increase in the demand for electricity that has accompanied the economic growth of the last years. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as reducing certain specified costs, selling certain investments, reducing top management personnel’s fees, seeking new financing options, refinancing the financial debt with extended maturity terms and/or deferring the timing for certain estimated capital expenditures; provided that these measures do not affect the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

In this regard, and among other measures, Edenor has (i) entered into an agreement with unions in order to grant interim advances on account of the future salary increases, which were included in salaries as from January 2013, on account of the future salary increases that could finally result from the collective bargaining negotiation and made arrangements with the authorities concerning the funds necessary to face the increases that could result from the new collective bargaining negotiation underway (Note 5.3.c) (ii) made arrangements and obtained for the payment in advance by the Federal Government of amounts relating to the Framework Agreement ; (iii) collected the total amount of the loans granted to the subsidiary company EDEN, and mainly; (iv) sold its shareholding in connection with EDESA’s assets and collected the totality of the loan granted to such subsidiary company.

Furthermore, Edenor has made a series of presentations before control and regulatory authorities in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

In this context and in light of the situation that affects the electricity sector, the ENRE has issued Resolution No. 347/12, which establishes the application of fixed and variable charges that allowed the Company to obtain additional revenue as from November 2012, however, such additional revenue is insufficient to make up the aforementioned deficit due to the constant increase of operating costs and the expectations regarding salary or third-party costs increases for the year 2013.

In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by the Company, on December 28, 2012, an action for the protection of the Company’s rights (“acción de amparo”) was brought against the ENRE so that the Regulatory Authority, in the performance of its duties, could adopt those measures which, in the Company’s opinion, are not only urgently needed but also essential for the provision of the public service of electricity distribution that the Company is required to provide under the concession agreement on a continuous, regular and safe basis. Specifically, this action was brought not only to abate the ENRE’s unlawful omission, as the Application Authority, to adjust the electricity rate schedule in accordance with the variations recorded in costs, as established in the agreement and the law, thus preventing the Company from receiving, in consideration of the service currently provided, sufficient revenues to face the necessary operating costs and the indispensable and imperative investments to provide the service in a continuous, regular, and, mainly, safe manner.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 46: (Continuation)

With the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, given the aforementioned cash deficit, as from October 2012 Edenor decided to partially cancel, on a temporary basis, the obligations with the WEM with surplus cash balances after having complied with the commitments necessary to guarantee the provision of the public service delivery by Edenor, including the investment plans underway and operation and maintenance works. We consider this situation as a transitional system to be applied until the new regulatory model announced by the National Authorities, aimed at restoring the economic and financial equation of the Concession Agreement, is implemented. In connection with the aforementioned, the Company has been ordered by the ENRE and CAMMESA to cancel such debt. In its reply to the ENRE, the Company rejected the Regulatory Authority’s competence to intervene in its commercial issues with third parties, and, in its reply to CAMMESA, the Company stated that the cash deficit that prevents it from canceling the total amount of the debt is a case of force majeure inasmuch as the Company does not have the possibility of approving its electricity rates, but, at the same time, has to maintain the priority given to the operation of the public service.

If the conditions existing at the date of these consolidated financial statements continue, the Board of Directors of Edenor believes that the Company’s economic and financial situation will continue to deteriorate and cash flows and operating results for the current year, and financial ratios, will be negatively impacted.

Furthermore, the negative results recorded by Edenor as at December 31, 2012, use up 100% of the reserves and more than 50% of the capital stock. Section 206 of the Commercial Companies Act provides for a compulsory reduction of capital stock when this situation occurs and, therefore, Edenor’s shareholders will have to analyze different alternatives in the light of the applicable provisions to solve this situation in the short term.

In light of the above mentioned, Edenor’s Board of Directors continues analyzing different scenarios and possibilities to mitigate or reduce the negative impact of the Edenor’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action, nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous year continued during the year being reported, thus if in fiscal year 2013: (i) the new electricity rate schedules are not issued by the ENRE; (ii) Edenor is not granted other mechanism to compensate cost increases, in addition to the revenue obtained as a result of Resolution 347/12 or the funds derived from the PUREE, and/or; (iii) Edenor does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that Edenor will have insufficient liquidity and will therefore be obliged to implement various measures to preserve cash and enhance its liquidity. Additionally, Edenor may not ensure that it will be able to obtain additional financing on acceptable terms.  Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on the Edenor’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under Edenor’s control, such as the requested electricity rate increases or their replacement by a new remuneration system, the Board of Directors has raised substantial doubt about the ability of Edenor to continue as a going  concern in the term of the next fiscal year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 46: (Continuation)

Nevertheless, Edenor´s consolidated financial statements have been prepared in concordance to the accounting policies applicable to a going concern, assuming that the Company will continue operating normally. Therefore, they do not include the effects of the adjustments or reclassifications, if there were any, that might result from the outcome of this uncertainty.

Although the subsidiary Edenor represents more than 50% of the consolidated assets and income of Pampa Energía, the Company considers that this uncertainty regarding its controlled company Edenor does not affect its capacity to continue conducting business on an ordinary basis, mainly due to the following reasons: i) There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former; ii) Pampa Energía is not a guarantor of any indebtedness incurred by Edenor; iii) Edenor does not depend financially on Pampa Energía, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date on 2007; iv) There are and there have been no significant balances or transactions between Pampa Energía and Edenor; v) The Company is not contractually obliged to render financial assistance to Edenor; vi) Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement as detailed in Note 2, Since it is a public utility licensee.

Despite the described situation, the Company has evaluated the recoverability of long-term assets associated with the operation of the controlled company Edenor (fixed assets, intangible assets and goodwill values) as of December 31, 2011, which resulted on the creation of a recoverability allowance affecting income for a total value of Ps. 557.8 million, net of deferred tax. This situation has not changed significantly in the year ended December 31, 2012.

b)    Transmission

The delay in the performance of the commitments taken on by the National Government pursuant to these agreements and the constant increase in operating costs continue significantly affecting Transener and Transba’s economic and financial situation. So far, this situation has not affected the recoverability of the investment in Citelec.

Transener and Transba estimate that if the conditions prevailing as at the issuance of these consolidated financial statements and the delays by CAMMESA in the payment of the monthly remuneration for the electric power transmission service and the Fourth Line Royalty existing as from October 2012 persist, the situation will continue deteriorating and, therefore, negative cash flows and operating results are estimated for the next fiscal year.

The management of Transener and Transba has defined certain assumptions for the estimate of cash flows in order to evaluate the recoverability of assets. These assumptions contemplate different scenarios, including projections regarding future expected tariff increases, inflation, exchange rate, operational and maintenance expenses, investments and discount rates.

Cash flows were estimated considering the tariff adjustment guidelines submitted to the ENRE and based on the parameters provided for by Act No. 24,065 regulating the tariff renegotiation which is currently in progress. Consequently, cash flows and actual future results might differ from the estimates and evaluations made at the date of preparation of these consolidated financial statements. Citelec has not recognized depreciation losses so far.

These circumstances described may affect the future development of Transener and Transba’s operations. Both companies and Citelec have prepared their financial statements using the accounting principles applicable to an on-going business. Consequently, they do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continued operations of these companies and, thus, these companies are forced to realize their assets and discharge their liabilities, including contingent ones, under conditions that are not in the ordinary course of business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 46: (Continuation)

c)     Generation

During 2011 CPB reached in its best operating situation in the last few years thanks to the commitment with security and reliability the Company has shown since the Company took it over in 2007. The operating improvement evidenced as from the entrance of the Company is due mainly to the investments made in the replacement of the control system, the technical upgrades in valves of different components and the automation of controls in auxiliary boilers and the water plant.

During the period 2008 – 2011, these investments constituted a big effort for CPB, which during such period accumulated net income for Ps. 46.6 million and made investments for Ps. 58 million, which evidences its long-term commitment with the reliability and availability of the plant on investing the scarce income obtained during this period, during which no dividends were distributed.

As from January 2012, CAMMESA was instructed by the ES to cancel the adjustments to the remuneration set forth in the “Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008 – 2011” in November 2010.

In this respect, CPB has challenged a measure which places at stake the WEM’s generation agents’ capacity to bear their projected operating costs.

Even though the communication suspending the application of the Agreement with Generators indicates that new alternatives serving the same purpose are currently being studied, as at the date hereof we are not aware of the existence of any measure to such effect.

Furthermore, the change in the regulatory framework prevents the continuation of the fuel oil purchase business, which would allow CPB to obtain a margin on the fuel it would acquire for generation purposes, and important increases in operating costs have been verified.

As a result of this situation, CPB has changed from having poor results to having negative operating results, a situation which may endanger the generation of funds sufficient for the execution of the investment plan necessary to keep the operation levels reached in 2011.

CPB estimates that if the conditions prevailing as at the issuance of these consolidated financial statements persist, the economic and financial situation will continue deteriorating and, therefore, negative cash flows and operating results are estimated for this fiscal year.

Taking this situation into consideration and in view of the volume of the unpaid balances by CAMMESA, pursuant to the provisions of Section 5 of Resolution No. 406/2003, CPB has requested the recognition of higher operating and maintenance costs based on the financial operating deficit recorded as from the month of November 2011, but it has not received any answer so far.

It should be pointed out that temporarily solving the operating deficit so that CPB may become financially sustainable also entails an expected deterioration in reliability, since resources will be insufficient to make the necessary investments, and since it is essential to continue with the improvements plan (mainly by replacing components in the turbine-generator assembly, including the turbine regulator, and since the time in which it will become necessary to perform major interventions in both units is drawing near).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 46: (Continuation)

Based on this situation, CPB has evaluated the recoverability of long-term assets associated with the generation plant as described in Note 6, which resulted in the creation of a recoverability allowance affecting income for a total value of Ps. 70.4 million, net of the deferred tax.

NOTE 47: RESTRUCTURING OF CIESA’S DEBT

On May 10, 2011, the Company and its subsidiaries PISA and IAI (jointly referred to as “Pampa”) signed a Memorandum of Understanding with Petrobras Energía S.A. and Petrobras Hispano Argentina S.A. (jointly referred to as “Petrobras”) and CIESA, whereby the parties agreed to suspend the lawsuit titled “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena” currently pending before the Supreme Court of the State of New York with the purpose of putting forth their best efforts to reestablish the financial restructuring stipulated in the Restructuring Agreement executed on September 1, 2005 by and among CIESA, Petrobras, EPCA, ABN AMRO BANK N.V, Sucursal Argentina (acting in its capacity as trustee and not on its own behalf) and CIESA’s Financial Creditors (the “Restructuring Agreement”), regarding the Corporate Bonds issued on April 22, 1997 by CIESA and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (the “Lawsuit”); and to include Pampa as a party to the Restructuring Agreement, all of this subject to obtaining the required governmental approvals to implement the Restructuring Agreement and secondly, subject to obtaining such governmental approvals, to timely withdraw all claims and actions initiated by the Parties and third parties in the Lawsuit, thus ending all disputes among them.

This Memorandum of Understanding, executed on the date hereof, represents an important milestone in the process towards the cancellation of CIESA’s overdue and unpaid liabilities.

On May 17, 2011, the parties to the Restructuring Agreement executed its fourth amendment, which provides that AEI should be replaced by Grupo Pampa and sets forth the terms and conditions for the completion of the restructuring and debt swap process through the transfer of CIESA shares to the Company and/or its subsidiaries, as applicable, which would result in a new shareholding structure of CIESA, in which Petrobras would have a 50% equity interest, and the Company and/or its subsidiaries would have the remaining 50% share, including its interest through EPCA.

On July 13, 2012, Pampa and Petrobras reached a settlement agreement waiving all cross-claims between Petrobras and AEI (and Pampa is its capacity as assignee of a part thereof) in the lawsuit mentioned in Note 22 of Exhibit I pending before the Courts of the State of New York, seeking, among other issues, that CIESA should pay US$ 201,475,755 plus US$ 138,086,561 interest corresponding to corporate bonds with a face value of US$ 199,600,000 issued on April 22, 1997 and another financial debt (the “Settlement Agreement”).

Pursuant to that Settlement Agreement and as a relevant condition thereof, the above mentioned parties totally cancelled the whole CIESA debt due and outstanding since the year 2002. As compensation, the Company received from CIESA: (i) ownership of 34,133,200 ordinary Class B shares issued by TGS representing 4.3% of the capital stock and voting rights in TGS; (ii) a payment of US$ 86,997,232, and (iii) the appointment as beneficiary and trustee under the Trust Agreement dated August 29, 2005, pursuant to which The Royal Bank of Scotland, Argentine branch, holds in trust 40% of CIESA shares (the “Shares held in Trust”). Consequently, once the pending governmental approval has been obtained, the Shares held in Trust will be transferred to Pampa pursuant to the terms of the Restructuring Agreement executed by CIESA and its financial creditors, as amended.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 47: (Continuation)

Simultaneously, with the funds thus received, Pampa paid off US$ 70 million from the US$ 90 million loan timely granted by Citibank N.A. and Standard Bank for the acquisition of these assets.

As a result of this agreement, the Company has valued its representative holding 4.3% in TGS and the Shares held in Trust representing 40% of CIESA, at fair value.

NOTE 48: ACQUISITION OF RIGHTS

On January 19, 2011, the Company received an offer from AEI to acquire an option to purchase the rights over the lawsuit initiated by Ponderosa Assets L.P. and Enron Creditors Recovery Corp. (the “Plaintiffs”) against the Republic of Argentina before the International Centre for Settlement of Investment Disputes of the World Bank (the “CIADI”) (for freezing and turning into pesos U.S. dollar-based gas transportation tariffs denominated in US$, after the Argentine crisis in 2001, in breach of certain provisions of the bilateral investment treaty between the United States and Argentina) with a total cost for the option of US$ 1 million.

On March 11, 2011, the Company signed the Call Option Agreement (the “Contract”) with Inversiones Argentina II and GEB Corp. (parent company of Inversiones Argentina II) and acquired the option mentioned in the previous paragraph, exercisable at any time during a period of 18 months thereafter.

On October 6, 2011, and in consideration of the amount of US$ 25 million, the Company acquired the rights to control, suspend and waive the above-mentioned claim before the CIADI, pursuant to the terms of the contract.

On July 31, 2012, the CIADI Arbitration Court ordered, according to the instructions timely given by the Company, the suspension of the arbitration proceeding brought by the Plaintiffs against the Republic of Argentina originally involving an amount in dispute which would currently reach approximately US$ 167 million.

Such suspension was requested pursuant to the commitment undertaken with the CNDC and the ENERGAS by CIESA, EPCA, Petrobras and the Company on August 29, 2011 in the files submitted before both entities seeking the approval of CIESA’s Debt Restructuring Agreement; in this respect, the corresponding governmental approvals have not been granted yet as at the date hereof.

NOTE 49: WORKING CAPITAL DEFICIT

As of December 31, 2012, the Company’s working capital was negative and amounted to Ps. 989.7 million. This deficit has been generated mainly in the Distribution segment through its indirect subsidiary Edenor, which as at the issuance hereof had a working capital deficit amounting to Ps. 801.2 million as a result of its current economic and financial situation, which is detailed in Note 45. In the Generation segment, subsidiaries CTG and CTLL kept a consolidated working capital deficit in the amount of Ps. 235.1 million, partial set off by the surplus obtained by other subsidiaries of the same segment. The Company expects throw back its current position in the Generation segment with the net flow generated by operations and through the refinancing of financial liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 50: SHAREHOLDERS’ MEETING

On April 27, 2012, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved to bear losses for Ps. 931,127,993 for the fiscal year ended on December 31, 2011 against the accumulated retained earnings as at that date, and for the remaining balance, amounting to Ps. 545,804,047, against the legal reserve and additional paid-in capital accounts.

NOTE 51: SUBSEQUENT EVENTS

New CAMMESA Financing II to CPB

On January 8, 2013, CPB executed a loan agreement with CAMMESA stipulating the terms for the financing of a major maintenance work in units BBLATV29 and BBVLATV30 for an amount of Ps. 19,945,800 pursuant to ES Resolution No. 146/02 so as to cover 70% of said maintenance costs. Payment of the requested amount will be made through partial advances based on the progress of the works and/or the provision of services and spare parts, and subject to CAMMESA’s financial capabilities. The requested amount will be returned in 18 monthly, equal and consecutive installments of Ps. 1,108,100 each, which will bear a rate equivalent to the average yield derived by CAMMESA from its financial placements, the first installment being due the month after the last partial advance is made or 12 months after the first advance, whichever occurs earlier.

As at the issuance hereof, CPB has received partial advances from this financing amounting to Ps. 19 million.

PEPASA Investment Agreement with Petrobras Argentina S.A.

On February 8, 2013, Petrobras accepted a proposal submitted by PEPASA for making investments in “El Mangrullo” area aiming to reach a 400,000 m3/day production (hereinafter, the “Plateau”) for a term of 4 years (hereinafter, the “Proposal”). PEPASA has undertaken to make investments, at its own cost, amounting to up to US$ 22 million for the drilling of 4 wells in order to reach the target production. In consideration of this investment, PEPASA will be entitled to freely dispose of at wellhead and market 43% of hydrocarbons obtained through the undertaken investments. Furthermore, should it be necessary to drill additional wells (with a maximum of 5 additional wells being estimated) to keep the total production during the term of the proposal, Petrobras and PEPASA will bear the costs of the new wells in the percentages of their stake.

With this, besides previous agreements executed by the parties, Petrobras and PEPASA will increase the production of hydrocarbons in “El Mangrullo” area to 800,000 m3/ day for their commercialization under the Gas Plus Program.

Offer for the acquisition of EDEN

Subsequent to year-end, Edenor received offers from two investment groups for the acquisition of all the shares of AESEBA, the controlling company of EDEN. On February 27, 2013, Edenor’s Board of Directors unanimously approved the acceptance of the Offer Letter sent by Servicios Eléctricos Norte BA S.L. (the “Buyer”) for the acquisition of the shares representing 100% of AESEBA’s capital stock and voting rights. The price offered by the buyer will be paid through the delivery of Edenor’s debt securities for an amount equivalent, as at the date of the acceptance of the offer, to US$ 80 million. Such delivery will be guaranteed by a contribution of $300 million in Argentina’s sovereign debt bonds to be made by the Buyer to a trust. Furthermore, as security for the performance of his obligations, the Buyer made a deposit for US$ 3 million in the name of Edenor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 51: (Continuation)

At December 31, 2012, the recording in the accounting of  Edenor’s interest in AESEBA remains unchanged, inasmuch as at the end of the year being reported such interest did not meet the criteria necessary to be classified and valued as assets held for sale in accordance with international financial reporting standards for discontinued operations.

Salary agreement in Edenor

On February 26, 2013, Edenor, the Ministry of Labor, the Economic Policy and Development Planning Secretariat of the Economy Ministry, the Management Coordination and Control Under-Secretariat of the Federal Planning Ministry, the Sindicato de Luz y Fuerza (Electric Light and Power Labor Union) and other companies of the electric power sector entered into a salary agreement for a term of eighteen months which establishes an 18% increase as from January 2013, a 5% non-cumulative increase as from June 2013 and a 7% cumulative increase as from January 2014.

Refinancing of CTG’s loans

On February 28, 2013, CTG executed a syndicated loan to renew open credit facilities for a total amount of Ps. 78.7 million with Banco Hipotecario S.A., Standard Bank Argentina S.A, Santander Rio S.A. and Citibank N.A. This loan will be payable in two tranches, one in the amount of Ps. 61.3 million at the Private Badcor rate plus 375 basis points, and another in the amount of Ps. 17.4 million accruing interest at a 22.25% annual nominal fixed rate. Interest will be repayable on a quarterly basis as from the granting date, whereas principal will be repayable 365 days as from the granting of the loan.

Meeting of CTLL`s Corporate Bondholders

At the Extraordinary Meeting of Corporate Bondholders held on March 1, 2013, the modification to the issuance conditions for corporate bonds maturing in 2015 was agreed. The main modifications are described below:

-        It was resolved to compound interest maturing in March and September 2013.

-        Corporate bonds will be amortized in four semi-annual and consecutive payments, the first one being payable sixty-six months as from the issuance date. The first three amortization payments will be for an amount equivalent to 11.18% of the issued capital. The fourth and last payment will be made on the maturity date for an amount equivalent to 66.46% of the issued capital.

-        During a term of six years as from the issuance date, an additional amount equivalent to 50% of the interest rate multiplied by the amount of the capital pending payment and subject to redemption will be paid. As from the sixth year, this additional amount will be reduced to 25% of the interest rate. Notwithstanding the foregoing, should CTLL decide to redeem its corporate bonds for an amount of up to US$ 22.4 million at the reference exchange rate in force two business days before the redemption at any time up to the corporate bonds' maturity date, no additional amount will be paid.

Issuance of CTG’s Corporate Bonds

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 50 million (or its equivalent value in other currencies) dated February 13 , 2013, on March 6, 2013, CTG issued Class 3 and 4 Corporate Bonds (Class 3 and 4 CB) for a face value of Ps. 36,709,411 and US$ 9,472,071 (converted at an initial exchange rate of Ps. 5.0448/US$) accruing interest at the Private Badlar rate plus a 400 basis points margin at a 3% rate and finally maturing on March 6, 2014 and March 6, 2015, respectively. Interest will be payable on a quarterly basis. Funds obtained from the issuance of the above mentioned corporate bonds will be wholly allocated to the refinancing of liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 51: (Continuation)

Out of all Class 3 and 4 CBs, a total Ps. 3.8 million of Class 1 Corporate Bonds and of Ps. 14 million Class 2 Corporate Bonds have been subscribed in kind. Class 1 CBs will be wholly cancelled on March 6. The outstanding Class 2 CBs after the issuance of Class 3 and 4 CBs amount to Ps. 37,741,428 net of CTG’s portfolio holdings.

After cancelling Class 1 Corporate Bonds and discounting Class 2 Corporate Bonds presented for exchange, the result of the issuance of Class 3 and 4 CBs, net of the placement commissions, resulted in a net income of funds of approximately Ps. 23 million. Said funds will be used to cancel short-term liabilities.

Claim for compensation to CTLL’s insurance companies

On February 28, 2013, CTLL collected an advance on the compensation for the accident occurring on November 14, 2012 in the amount of US$ 3.9 million, and it expects to collect a second advance in the short term.

165

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of

Pampa Energía S.A.

We have audited the accompanying consolidated statements of financial position of Pampa Energía S.A. (hereinafter, Pampa) and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pampa and its subsidiaries at December 31, 2012 and 2011 and the results of their operations and their cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the IASB.

Autonomous City of Buenos Aires, March 8, 2013

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 20, 2013

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.